Form 10KSB, Exhibit 13
period 2007-09-30
CMS Bancorp, Inc.
filed 2007-12-28
CIK 1350072

Exhibit 13.1

CMS Bancorp, Inc.

2007 Annual Report

CMS Bancorp, Inc.

Dear Stockholders:

The fiscal year ended September 30, 2007 was one in which we made great strides in moving the Company toward achieving our strategic goals. On April 4, 2007, Community Mutual Savings Bank completed its conversion from a New York State-chartered mutual savings bank to a federally-chartered stock savings bank. On that same date, in the conversion and offering, CMS Bancorp sold 1,983,750 shares of its common stock, raising $19.8 million in gross proceeds. The successful completion of the stock offering was a critical factor in positioning the Company for growth and future profitability and we continue to focus on our three year plan for the Bank.

Over the past two years, we have invested in new management and staff, implemented new products and services for our customers, and incorporated a new technology platform to help deliver higher quality customer service. Going forward, we believe that our investment in technology and people will help our institution to maintain its community banking focus and meet its strategic growth objectives.

In addition to remodeling our Mount Vernon branch, we have secured a new location for our Eastchester branch which will open in early 2008. This new location will provide the template for future branch expansion and relocation, including greater visibility, better customer access and parking, an ATM, a commercial night deposit drop and better branding of our commitment to personal customer service.

The growth in our balance sheet and improvement in net interest income in 2007 reflects not only the impact of the proceeds from the sale of stock, but our continuing efforts to improve profitability, by expanding and diversifying our loan portfolio while maintaining our conservative underwriting standards, and prudently adding to our deposit balances at appropriate market interest rates.

All financial institutions are facing a challenging interest rate market. Over the past two years, short-term deposit rates have risen significantly, while longer-term interest rates on loans have remained within a very narrow range, thereby mitigating increases in our interest income from loan growth. The recent flat, and at times inverted, interest rate yield curve has negatively impacted our earnings, however, we continue to remain focused on loan growth and the diversification of the loan portfolio, along with carefully monitoring our deposit interest and other non-interest costs.

I would like to thank our customers, the Board of Directors, officers and employees for their efforts in making 2007 a year in which we accomplished much, and you, our stockholders, for your continued support.

Sincerely,

Thomas G. Ferrara, Chairman of the Board	John E. Ritacco, President and CEO

CMS Bancorp, Inc.

Selected Consolidated Financial Information and Other Data

The following information is derived from the audited consolidated financial statements of CMS Bancorp, Inc, (the “Company”). For additional information about the Company and Community Mutual Savings Bank, (“the Bank”) a more detailed presentation is contained in “Managements Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and footnotes of the Company which are included in this Annual Report.

Selected Financial Condition Data

	At September 30,
(in thousands)	2007	2006
Total assets	$173,506	$122,528
Loans receivable, net	146,701	96,732
Investment securities	4,565	19,298
Cash and cash equivalents	17,540	3,061
Deposits	117,500	108,784
FHLB Advances	30,000	4,204
Stockholders’ equity	24,354	8,307

Selected Operating Data

	Year Ended September 30,
(in thousands, except per share data)	2007	2006
Interest income	$7,505	$5,720
Interest expense	3,011	1,714

Net interest income	4,494	4,006
Provision for loan losses	60	—
Non-interest income	279	422
Non-interest expense	5,509	4,336
Income tax expense	7	40

Net income (loss)	$(803)	$52

Net (loss) per share	$(0.38)	N/A

CMS Bancorp, Inc.

Selected Financial Ratios and Other Data

	At or for the Years Ended September 30,
	2007	2006
Performance Ratios
Return on average assets	-0.58%	0.04%
Return on average equity	-4.93%	0.64%
Net yield on average interest-earning assets	5.61%	5.07%
Net interest rate spread	2.78%	3.31%
Net interest margin	3.36%	3.55%
Average interest-earning assets to average interest-bearing liabilities	1.26	1.16

Capital Ratios
Average stockholders’ equity to average assets	11.79%	6.95%
Tier 1 core ratio	8.99%	6.95%
Total risk based capital ratio	17.34%	13.02%

Asset Quality Ratios
Allowance for loan losses to gross loans	0.18%	0.22%
Non-performing loans to total assets	0.00%	0.00%

CMS Bancorp, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	changes in the real estate market or local economy;

•	changes in interest rates;

•	changes in laws and regulations to which we are subject; and

•	competition in our primary market area.

Any or all of our forward-looking statements in this Annual Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

General

CMS Bancorp’s results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. CMS Bancorp’s operations are also affected by non-interest income, such as service fees and gains and losses on sales of securities, the provision for loan losses and non-interest expenses such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. In general, financial institutions such as CMS Bancorp are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions, and funds availability. CMS Bancorp’s operations and lending activities are principally concentrated in Westchester County, New York, and its operations and earnings are influenced by the economics of the area in which it operates. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in CMS Bancorp’s primary market area.

CMS Bancorp’s net interest income may be affected by market interest rate changes. Prior to the September 2007 reduction in the Federal funds interest rate, increases in short-term interest rates during 2005 and 2006, without a corresponding increase in long-term interest rates, resulted in an increase in interest expense and reduction in net interest income. The effect of a flat or inverted interest rate yield curve could decrease CMS Bancorp’s ability to reinvest proceeds from loan and investment repayments at higher interest rates. CMS Bancorp’s cost of funds has increased faster than its yield on loans and investments, due to the longer-term nature of its interest-earning assets and the current yield curve environment.

CMS Bancorp, Inc.

In order to grow and diversify in the current yield curve environment, CMS Bancorp seeks to continue to grow its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County and surrounding areas as a means to increase the yield on and diversify its loan portfolio, build transactional deposit account relationships and, depending on market conditions, sell a portion of the fixed-rate residential real estate loans to a third party in order to diversify its loan portfolio, increase fee income and reduce interest rate risk.

To the extent CMS Bancorp increases its investment in construction or development, consumer and commercial loans, which are considered greater risks than one- to four-family residential loans, CMS Bancorp’s provision for loan losses may increase to reflect this increased risk, which could cause a reduction in CMS Bancorp’s income.

Overview

CMS Bancorp seeks to differentiate itself from its competition by providing superior, highly personalized and prompt service with competitive fees and rates to its customers. Historically, CMS Bancorp has been a community-oriented retail savings bank offering residential mortgage loans and traditional deposit products and, to a lesser extent, commercial real estate, small business and consumer loans in Westchester County, New York, and surrounding areas.

CMS Bancorp has adopted a strategic plan that focuses on growth in the traditional one- to four-family real estate lending market as well as diversification of the loan portfolio into higher yield multi-family, non-residential, construction and commercial loan markets. CMS Bancorp’s strategic plan also calls for increasing deposit relationships and broadening its product lines and services. CMS Bancorp believes that this business strategy is best for its long term success and viability, and complements its existing commitment to high quality customer service.

In connection with its overall growth strategy, CMS Bancorp seeks to:

•

continue to grow its commercial and industrial loan and commercial real estate loan portfolio by targeting commercial businesses in Westchester County and surrounding areas as a means to increase the yield on and diversify its loan portfolio and build transactional deposit account relationships;

•	focus on expanding its retail banking franchise and increasing the number of households served within its market area; and

•

depending on market conditions, sell a portion of the fixed rate residential real estate loans to a third party, in order to diversify its loan portfolio, increase fee income and reduce interest rate risk.

Critical Accounting Policies

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the assessment of whether deferred taxes are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in CMS Bancorp’s market area. Management’s assessment as to the amount of deferred taxes more likely than not to be realized is based upon future taxable income, which is subject to revision upon updated information.

CMS Bancorp, Inc.

These critical policies and their application have been and will continue to be reviewed periodically by the Audit Committee and the Board of Directors. All accounting policies are important, and as such, we encourage you to review each of the policies included in Note 2 to CMS Bancorp’s Consolidated Financial Statements to obtain a better understanding of how its financial performance is reported.

Average Balances, Interest and Average Yields

The following table sets forth certain information relating to CMS Bancorp’s average balance sheets and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans.

CMS Bancorp, Inc.

	At September 30, 2007		For the Year Ended September 30, 2007			For the Year Ended September 30, 2006
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense	Yield Rate	Average Balance	Interest Income Expense	Yield Rate
Interest-earning assets
Loans receivable (1)	$146,701	6.01%	$111,089	$6,521	5.87%	$85,685	$4,785	5.58%
Securities available for sale	2,116	3.81%	3,761	169	4.49%	4,114	187	4.55%
Securities held to maturity (2)	2,449	5.07%	8,381	283	3.38%	18,424	554	3.01%
Federal funds sold	13,100	4.75%	7,723	403	5.22%	2,420	106	4.38%
Other interest-earning assets (3)	4,826	5.82%	2,733	129	4.72%	2,229	88	3.95%

Total interest-earning assets	169,192	5.87%	133,687	7,505	5.61%	112,872	5,720	5.07%
Non-interest earning assets	4,314		4,480			4,003

Total Assets	$173,506		$138,167			$116,875

Interest bearing-liabilities
Demand deposits	$8,173	3.92%	$6,433	$238	3.70%	$6,519	$101	1.55%
Savings and club accounts	42,026	0.40%	44,529	178	0.40%	53,650	213	0.40%
Certificates of deposit	54,814	4.78%	48,736	2,268	4.65%	36,634	1,379	3.76%
Borrowed money (4)	30,366	5.00%	6,577	327	4.97%	721	21	2.91%

Total interest-bearing liabilities	135,379	3.42%	106,275	3,011	2.83%	97,524	1,714	1.76%

Non-interest bearing liabilities
Non-interest bearing deposits	12,487		14,963			10,552
Other	1,286		638			680

Total non-interest bearing liabilities	13,773		15,601			11,232

Total liabilities	149,152		121,876			108,756

Equity	24,580		16,424			8,402
Comprehensive (loss)	(226)		(133)			(283)

Total equity	24,354		16,291			8,119

Total liabilities and equity	$173,506		$138,167			$116,875

Interest rate spread				$4,494	2.78%		$4,006	3.31%

Net interest-earning assets/net interest margin			$27,412		3.36%	$15,348		3.55%

Ratio of interest-earning assets to interest-bearing liabilities				1.26			1.16

(1)	Net of allowance for loan losses and net deferred costs and fees.
(2)	Amounts shown are at amortized cost.
(3)	Includes stock of Federal Home Loan Bank of New York.
(4)	Includes mortgage escrow funds.

CMS Bancorp, Inc.

Rate/Volume Analysis

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	Year Ended September 30, 2007 Compared to Year Ended September 30, 2006
	Rate	Volume	Net
Interest-earning assets:
Loans receivable	$259	$1,477	$1,736
Securities available for sale	(2)	(16)	(18)
Securities held to maturity	61	(332)	(271)
Federal funds sold	24	273	297
Other interest-earning assets	19	22	41

Total interest-earning assets	361	1,424	1,785

Interest bearing-liabilities:
Demand deposits	138	(1)	137
Savings and club accounts	—	(35)	(35)
Certificates of deposit	371	518	889
Borrowed money	25	281	306

Total interest-bearing liabilities	534	763	1,297

Net interest income	$(173)	$661	$488

Comparison of Financial Condition at September 30, 2007 to September 30, 2006

Total assets increased by $51.0 million, or 41.6%, to $173.5 million at September 30, 2007 from $122.5 million at September 30, 2006, as proceeds of the sale of CMS Bancorp’s common stock, investment maturities, higher deposit balances and borrowings from the Federal Home Loan Bank (“FHLB”) were used to fund loan growth. During the year ended September 30, 2007, cash and cash equivalents increased by $14.4 million to $17.5 million at September 30, 2007 from $3.1 million at September 30, 2006. The increase in cash and cash equivalents resulted from borrowings from FHLB.

In the year ended September 30, 2007, securities available for sale declined by $2.0 million to $2.1 million at September 30, 2007 from $4.1 million at September 30, 2006 and securities held to maturity declined by $12.8 million to $2.4 million at September 30, 2007 from $15.2 million at September 30, 2006 as investments in U.S. Government Agency bonds matured.

CMS Bancorp, Inc.

Loans receivable were $146.7 million and $96.7 million at September 30, 2007 and September 30, 2006, respectively, representing an increase of $50.0 million or 51.7%. Strong demand, additional personnel in the loan department and an emphasis on growing the loan portfolio with conservatively underwritten loans led to higher originations of one-to four-family mortgage loans as well as higher utilization of home equity lines of credit and originations of non-residential real estate and construction loans. The increase in loans receivable was funded from the proceeds of the sale of CMS Bancorp’s common stock, maturities of securities, higher deposit balances and borrowings from the FHLB.

While the banking industry has seen increases in loan delinquencies and defaults over the past year, particularly in the subprime sector, CMS Bancorp has not experienced losses in its loan portfolio due primarily to its conservative underwriting policies. As of September 30, 2007 and 2006, CMS Bancorp had no non-performing loans and the allowance for loan losses was 0.18% and 0.22% as of September 30, 2007 and 2006, respectively. Loans charged off, net of recoveries were $7,000 and $22,000 in the years ended September 30, 2007 and 2006, respectively. While there has been no material shift in the loan portfolio, delinquency levels, loss experience, economic conditions or other factors, loans grew by $50.0 million during the year ended September 30, 2007 and as a result, $60,000 was added to the allowance for loan losses.

The increase in premises and equipment from $686,000 at September 30, 2006 to $1.3 million at September 30, 2007 includes the modernization of the Mount Vernon branch and upgrades to the technology infrastructure. The $1.2 million increase in FHLB stock to $1.6 million at September 30, 2007 from $351,000 at September 30, 2006 resulted from higher borrowings as of September 30, 2007. Other assets decreased from $1.8 million at September 30, 2006 to $1.0 million at September 30, 2007 as a result of deferred stock offering costs associated with the initial public offering. These deferred stock offering costs were reclassified to stockholders’ equity and deducted from the proceeds of the shares sold in the conversion. At September 30, 2006, deferred stock offering costs in the amount of $817,000 were incurred and included in other assets.

Deposits increased by $8.7 million, or 8.0%, from $108.8 million as of September 30, 2006 to $117.5 million as of September 30, 2007. The increase in deposits resulted from competitive market interest rates which attracted deposits in the certificate of deposit and money market deposit categories. This increase in deposits was partially offset by depositors’ use of $1.3 million of deposits to purchase common stock of CMS Bancorp in the conversion and stock offering.

FHLB borrowings increased to $30.0 million at September 30, 2007 from $4.2 million as of September 30, 2006 and were used to fund loans and investments in Federal funds.

Stockholders’ equity increased from $8.3 million at September 30, 2006 to $24.4 million at September 30, 2007 as a result of the sale of CMS Bancorp’s common stock in the conversion, partially offset by the $803,000 net loss incurred during the year.

Comparison of Operating Results for the Year Ended September 30, 2007 and 2006

General. For the year ended September 30, 2007, CMS Bancorp recorded a net loss of $803,000 compared to net income of $52,000 in the year ended September 30, 2006. The net loss in the 2007 period reflects a one-time increase in non-interest expense due to the contribution of $774,000 to fund the Community Mutual Charitable Foundation (the “Foundation”). Gains on the sale of securities in the year ended September 30, 2006 of $110,000 did not recur in 2007. The increase in net interest income of $428,000 in the year ended September 30, 2007 was partially offset by the costs of investing in personnel, equipment and renovating the Mount Vernon branch.

Interest Income. Interest income increased $1.8 million, or 31.6%, to $7.5 million for the year ended September 30, 2007 from $5.7 million for the year ended September 30, 2006. The increase in interest

CMS Bancorp, Inc.

income is due to increases of $1.7 million in interest income from loans, $297,000 on federal funds sold and $41,000 from other interest earning assets, partially offset by a decrease in interest income from securities of $289,000.

Interest income from loans increased by $1.7 million, or 36.3%, to $6.5 million for the year ended September 30, 2007 from $4.8 million for the year ended September 30, 2006. The increase was due to a $25.4 million, or 29.6%, increase in the average balance of loans to $111.1 million in the year ended September 30, 2007 from $85.7 million in the year ended September 30, 2006 and an increase in the average yield to 5.87% from 5.58%, as additions to the loan portfolio were made at interest rates which were higher than the interest rate on the overall portfolio. Of the increase in average loan balances of $25.4 million, $18.9 million was in the conventional one- to four-family residential mortgage portfolio.

Interest income from securities decreased by $289,000, or 39.0%, to $452,000 for the year ended September 30, 2007 from $741,000 for the year ended September 30, 2006. The decrease in interest income from securities was due to maturities of U.S. Government Agency bonds which caused the average balance of securities available for sale to decrease by $353,000 to $3.8 million for the year ended September 30, 2007 from $4.1 million for the year ended September 30, 2006. The average balance of securities held to maturity declined by $10.0 million due to maturities, to $8.4 million for the year ended September 30, 2007 from $18.4 million for the year ended September 30, 2006. The impact of the bond maturities and lower average balances was partially offset by an increase in the average yield on securities from 3.29% for the year ended September 30, 2006 to 3.72% for the year ended September 30, 2007, as the result of maturities of bonds with lower yields.

Interest income from Federal funds sold increased by $297,000 from $106,000 in the year ended September 30, 2006 to $403,000 in the year ended September 30, 2007. The average balance of Federal funds sold increased $5.3 million from $2.4 million in the year September 30, 2006 to $7.7 million in the year ended September 30, 2007. Higher average balances resulted from investing the proceeds from the sale of CMS Bancorp’s common stock and the borrowings from the FHLB. The average yield also increased from 4.38% to 5.22% in years ended September 30, 2006 and 2007, respectively as a result of increases in the Federal funds interest rates. Interest income from other interest-earning assets increased by $41,000 from $88,000 to $129,000 for the years ended September 30, 2006 and 2007, respectively, as a result of higher average balances and higher rates.

Interest Expense. Total interest expense increased $1.3 million, or 75.7%, to $3.0 million for the year ended September 30, 2007, from $1.7 million for the year ended September 30, 2006 reflecting higher market interest rates, a shift in deposits from lower cost savings accounts to higher cost time deposits, existing low cost time deposits maturing and re-pricing into higher rate time deposit products, higher money market rates and higher borrowing from the FHLB. The average balance of interest-bearing liabilities increased by $8.8 million to $106.3 million for the year ended September 30, 2007 compared to $97.5 million for the year ended September 30, 2006 and the average cost on those liabilities increased from 1.76% in 2006 to 2.83% in 2007.

Interest expense on demand accounts (money market accounts) increased by $137,000 to $238,000 in 2007 compared to $101,000 in 2006 as a result of higher rates offered to attract money market deposits. Interest expense on savings and club accounts decreased by $35,000 as a result of a decline in the average balance of $9.1 million, from $53.6 million in the year ended September 30, 2006 to $44.5 million in 2007. The decrease in the average balance of savings and club accounts resulted from withdrawals and transfers into higher interest rate certificates of deposit. Interest expense on certificates of deposit increased $889,000 from $1.4 million for the year ended September 30, 2006 to $2.3 million for the year ended September 30, 2007 as a result of average balances increasing by $12.1 million to $48.7 million for the year ended September 30, 2007 compared to $36.6 million in 2006 and the increase in the average cost of interest on certificates of deposit from 3.76% in 2006 to 4.65% in 2007. Higher average balances and higher interest rates reflect market conditions and the need to respond to changes in local market conditions in order to attract and retain deposits.

CMS Bancorp, Inc.

Interest expense on borrowed money was $327,000 in the year ended September 30, 2007 and $21,000 in the year ended September 30, 2006. In 2006, the primary component of borrowed money was mortgage escrow accounts which carry a lower interest rate than FHLB borrowings. In 2007, FHLB borrowings, which were used to fund loan growth, became the predominant component of borrowed money and, as a result, the average cost of interest increased from 2.91% in 2006 to 4.97% in 2007. The average balance of borrowed money increased by $5.9 million, from $721,000 in 2006 to $6.6 million in 2007 as a result of borrowing needed to fund loan growth.

Provision for Loan Losses. The allowance for loan losses was $269,000, or 0.18%, of gross loans outstanding at September 30, 2007 compared to $215,000, or 0.22%, of gross loans outstanding at September 30, 2006. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. While there has been no material shift in the loan portfolio, delinquency levels, loss experience, economic conditions or other factors, loans grew by $50.0 million during the year ended September 30, 2007 and as a result, $60,000 was added to the allowance for loan losses. CMS Bancorp has allocated the allowance among categories of loan types as well as classification status at each period end date.

Net Interest Income. Net interest income after provision for loan losses increased $428,000, or 10.7%, to $4.4 million for the year ended September 30, 2007 from $4.0 million for the year ended September 30, 2006. Increases in both average interest-earning assets and the yield on those assets in the year ended September 30, 2007 were partially offset by increases in the cost of interest-bearing liabilities, and to a lesser degree, increases in interest-bearing deposit balances and borrowing from the FHLB and by the provision for loan losses.

The Federal funds rate increased from 3.75% at September 30, 2005 to 5.25% in September 2006 and remained at that level until it was reduced to 4.75% in September 2007. The interest rate on 10-year Treasury notes, from which CMS Bancorp generally prices conventional mortgages, was below the Federal funds rate for virtually all of both years. The positive impact of growth in the loan portfolio and reinvesting the proceeds of maturing lower yielding securities and other interest-earning assets into higher yielding loans, as well as diversifying the loan portfolio into higher yielding multi-family, non-residential, construction, home equity and commercial real estate loans was mitigated by the negative impact on net interest income of the flat, and at times inverted interest rate yield curve. Increases in short-term interest rates without a corresponding increase in long-term interest rates have resulted, and may continue to result in a decrease in net interest spread.

Non-interest Income. Non-interest income of $279,000 in the year ended September 30, 2007 was lower than the comparable 2006 amount of $422,000 primarily due to gains on the sale of securities in 2006 of $110,000 which did not recur in 2007.

Non-interest Expenses. Non-interest expenses were $5.5 million and $4.3 million for the years ended September 30, 2007 and 2006, respectively, representing an increase of $1.2 million, or 27.9%. A contribution of $774,000 to fund the Foundation, made in connection with the conversion and offering of CMS Bancorp’s common stock resulted in the increase in contributions in 2007. Higher salaries and benefits ($270,000), occupancy ($68,000) and equipment costs ($61,000) in the year ended September 30, 2007 resulted from investments in upgrading infrastructure, processes, technology and personnel. These increases

CMS Bancorp, Inc.

and a $75,000 increase in professional fees, in part resulting from costs associated with operating as a public company, were partially offset by lower advertising ($27,000), lower FDIC insurance premiums ($24,000), lower directors’ fees ($37,000) and lower bank charges ($20,000).

Income Tax Expense. The income tax expense was $7,000 in the year ended September 30, 2007 compared to $40,000 in the comparable 2006 period. The tax provision is recorded based on reported income (loss), at the statutory rate for federal tax purposes and the higher of the statutory rate or minimum tax rate for state purposes. Deductions for contributions are limited to 10% of pre-tax income before the contribution and any unused charitable contribution can be carried forward for five years. The ability to realize sufficient future profits to utilize the contribution carryforward cannot be assured and, as a result, the tax benefit of the contribution carryforward was not recognized by CMS Bancorp by providing for a valuation allowance. The effective tax rates in future periods could be reduced if earnings in those periods are sufficient to utilize any portion of the contribution carryforward. The effective tax rate in both years was higher than the statutory rate as a result of providing for New York State minimum taxes.

Management of Market Risk

As a financial institution, CMS Bancorp’s primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a significant portion of its assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those which possess a short-term maturity. Interest rates are highly sensitive to factors that are beyond CMS Bancorp’s control, including general economic conditions, inflation, changes in the slope of the interest rate yield curve, monetary and fiscal policies of the federal government and the regulatory policies of government authorities. Due to the nature of CMS Bancorp’s operations, it is not subject to foreign currency exchange or commodity price risk. Instead, CMS Bancorp’s real estate loan portfolio, concentrated in Westchester County, New York, is subject to the risks associated with the economic conditions prevailing in its market area.

The primary goals of CMS Bancorp’s interest rate management strategy are to determine the appropriate level of risk given the business strategy and then manage that risk so as to reduce the exposure of CMS Bancorp’s net interest income to fluctuations in interest rates. Historically, CMS Bancorp’s lending activities have been dominated by one- to four-family real estate mortgage loans. The primary source of funds has been deposits which have substantially shorter terms to maturity than the loan portfolio, and as a result, CMS Bancorp has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to limiting terms of fixed rate one- to four-family mortgage loan originations, which are retained in CMS Bancorp’s portfolio, emphasizing investments with short- and intermediate-term maturities of less than five years and borrowing term funds from FHLB.

In addition, the actual amount of time before mortgage loans are repaid can be significantly impacted by changes in mortgage prepayment rates and market interest rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the assumability of the underlying mortgages. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. CMS Bancorp monitors interest rate sensitivity so that it can make adjustments to its asset and liability mix on a timely basis.

Interest Rate Risk

CMS Bancorp uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the three-year period following the current financial statements.

CMS Bancorp, Inc.

The changes in interest income and interest expense due to changes in interest rates reflect the interest sensitivity of CMS Bancorp’s interest earning assets and interest bearing liabilities. For example, in a rising interest rate environment, the interest income from an adjustable-rate mortgage will increase depending on its re-pricing characteristics while the interest income from a fixed rate loan would not increase until it was repaid and loaned out at a higher interest rate.

The table below sets forth the latest available estimated changes in net interest income, as of June 30, 2007 that would result from various basis point changes in interest rates over a twelve-month period.

Change in Interest Rates In Basis Points (Rate Shock)	Net Interest Income
	Amount	Dollar Change	Percent Change
	(Dollars in Thousands)
300	$4,911	$(211)	-4.1%
200	4,986	(136)	-2.7%
100	5,060	(62)	-1.2%
50	5,093	(29)	-0.6%
0	5,122	—	0.0%
-50	5,147	25	0.4%
-100	5,163	41	0.8%
-200	5,198	76	1.5%
-300	5,173	51	1.0%

Liquidity and Capital Resources

CMS Bancorp is required to maintain levels of liquid assets sufficient to ensure CMS Bancorp’s safe and sound operation. Liquidity is the ability to meet current and future financial obligations of a short-term nature. CMS Bancorp adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. CMS Bancorp also adjusts its liquidity level as appropriate to meet its asset/liability objectives.

CMS Bancorp’s primary sources of funds are deposits, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances and loans, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition. CMS Bancorp’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as Federal funds and other interest earning assets. If CMS Bancorp requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At September 30, 2007, CMS Bancorp had $30 million in loans from the FHLB and an available line of credit of $31.7 million.

CMS Bancorp, Inc.

In the year ended September 30, 2007, net cash provided from operating activities was $971,000, compared to net cash used of $1.5 million in the comparable 2006 period. In the year ended September 30, 2007, the net loss of $803,000 was offset by the non-cash portion of the contribution to the Foundation of $714,000 and the decrease in other assets of $804,000 resulting from deferred stock offering costs associated with the initial public offering being reclassified to stockholders’ equity and deducted from the proceeds of the shares sold in the conversion. In the year ended September 30, 2006 the increase in other assets used $952,000 of cash including costs relating to the issuance of common stock of $478,000 and $363,000 of receivables relating to the timing of mortgage escrow deposits and payments. The increase in other liabilities in 2006 provided $606,000 of cash including $494,000 relating to income tax accruals.

In the year ended September 30, 2007 and 2006, investing activities used $37.3 million and $16.8 million of cash, respectively. In the 2007 period, maturities of U.S. Government bonds of $14.7 million, FHLB borrowings and higher deposits were used to fund net loan increases of $50.1 million, additions to premises and equipment of $773,000 and FHLB stock purchases of $1.2 million. In the year ended September 30, 2006, net loan increases used $17.5 million of cash, purchases of investment securities used $4.0 million of cash and maturities of securities provided $4.3 million of cash.

Net cash provided by financing activities was $50.8 million and $9.0 million in the years ended September 30, 2007 and 2006, respectively. In 2007, increases in deposits of $8.7 million, the net proceeds from the sale of CMS Bancorp’s common stock of $17.8 million and additional borrowing from the FHLB were partially offset by common stock issued to the ESOP. In the 2006 period, higher deposits and FHLB borrowing provided cash of $4.5 million and $4.2 million, respectively.

CMS Bancorp anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2007, CMS Bancorp had cash and cash equivalents of $17.5 million and securities of $4.6 million. At September 30, 2007, CMS Bancorp has outstanding commitments to originate loans of $17.4 million and $9.3 million of undisbursed funds from approved lines of credit, principally under a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2007, totaled $47.1 million. Management believes that, based upon its experience and CMS Bancorp’s deposit flow history, a significant portion of such deposits will remain with CMS Bancorp.

CMS Bancorp had an unused overnight line of credit and an unused one month overnight repricing line of credit commitment with The Federal Home Loan Bank of New York which total $31.7 million.

CMS Bancorp, Inc.

The following table sets forth Community Mutual’s capital position at September 30, 2007, compared to the minimum regulatory capital requirements:

	Actual	Minimum Requirement	To Be Well Capitalized Under Prompt Corrective Actions Provisions
Tier 1 leverage ratio	8.99%	4.00%	5.00%
Tier 1 risk-based capital ratio	17.05%	N/A	6.00%
Total risk-based capital ratio	17.34%	8.00%	10.00%

Off-Balance Sheet Arrangements

CMS Bancorp does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on CMS Bancorp’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. CMS Bancorp is currently evaluating the potential impact, if any, the adoption of FASB Statement No. 157 will have on our financial position, results of operations and cash flows.

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulleting (“SAB”) No. 108. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. CMS Bancorp has analyzed SAB 108 and determined that upon adoption it will have no impact on CMS Bancorp’s financial condition or results of operations.

In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. CMS Bancorp does not believe that adopting FIN 48 will have any material adverse impact on its consolidated financial statements.

CMS Bancorp, Inc.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for CMS Bancorp as of October 1, 2007. CMS Bancorp believes that the adoption of SFAS No. 159 will not have a material adverse impact on its financial condition and statement of operations.

In April 2007, the FASB directed the FASB Staff to issue FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The application of this standard did not have an effect on the financial statements of CMS Bancorp.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48” (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The application of this standard did not have an effect on the financial statements of CMS Bancorp.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of CMS Bancorp have been prepared in accordance with generally accepted accounting principles (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of CMS Bancorp’s operations. Unlike industrial companies, CMS Bancorp’s assets and liabilities are primarily monetary in nature. As a result, the effect of changes in interest rates will have a more significant impact on CMS Bancorp’s performance than will the effect of changing prices and inflation in general.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statements of financial condition of CMS Bancorp, Inc. and subsidiary (the “Company”) as of September 30, 2007 and 2006, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiary as of September 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 14, the Company changed its’ method of accounting for the Defined Benefit Pension Plan in 2007.

Beard Miller Company LLP

Pine Brook, New Jersey

November 30, 2007

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2007	2006
	(In thousands)
ASSETS
Cash and amounts due from depository institutions	$1,164	$2,709
Interest-bearing deposits	3,276	352
Federal funds sold	13,100	—

Total cash and cash equivalents	17,540	3,061
Securities available for sale	2,116	4,087
Securities held to maturity, estimated fair value of $2,463 and $15,073, respectively	2,449	15,211
Loans receivable, net of allowance for loan losses of $269 and $216, respectively	146,701	96,732
Premises and equipment	1,326	686
Federal Home Loan Bank of New York stock	1,550	351
Accrued interest receivable	795	638
Other assets	1,029	1,762

Total assets	$173,506	$122,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$117,500	$108,784
Advances from Federal Home Loan Bank of New York	30,000	4,204
Advance payments by borrowers for taxes and insurance	366	245
Other liabilities	1,286	988

Total liabilities	149,152	114,221

Commitments and contingencies	—	—

Stockholders’ equity
Preferred stock, $.01 par value, 1,000,000 shares authorized, None outstanding	—	—
Common stock, $.01 par value, 14,000,000 shares authorized 2,055,165 issued and outstanding at September 30, 2007	21	—
Additional paid in capital	18,535	—
Retained earnings	7,641	8,444
Unearned Employee Stock Ownership Plan (ESOP) shares	(1,617)	—
Accumulated other comprehensive (loss)	(226)	(137)

Total stockholders’ equity	24,354	8,307

Total liabilities and stockholders’ equity	$173,506	$122,528

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2007	2006
	(In thousands, except per share data)
Interest income
Loans	$6,521	$4,785
Securities	452	741
Other interest-earning assets	532	194

Total interest income	7,505	5,720

Interest expense
Deposits	2,684	1,693
Mortgage escrow funds	12	12
Borrowings	315	9

Total interest expense	3,011	1,714

Net interest income	4,494	4,006
Provision for loan losses	60	—

Net interest income after provision for loan losses	4,434	4,006

Non-interest income
Fees and service charges	270	289
Gain on sale of securities available for sale	—	110
Other	9	23

Total non-interest income	279	422

Non-interest expenses
Salaries and employee benefits	2,635	2,365
Net occupancy	623	555
Equipment	450	389
Professional fees	388	313
Advertising	64	92
Federal insurance premium	13	37
Directors’ fees	125	162
Other insurance	79	73
Bank charges	66	86
Contributions	795	14
Other	271	250

Total non-interest expense	5,509	4,336

Income (loss) before income taxes	(796)	92
Income tax expense	7	40

Net income (loss)	$(803)	$52

Net income (loss) per common share
Basic	$(0.38)	N/A	(1)

Weighted average number of common shares outstanding
Basic	1,892,122	N/A	(1)

(1)	The Company completed its initial public offering on April 3, 2007

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2007 and 2006

(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive (Loss)	Total
Balance September 30, 2005	$—	$—	$8,392	$—	$(275)	$8,117

Net income			52			52
Other comprehensive income					138	138

Total comprehensive income						190

Balance September 30, 2006	—	—	8,444	—	(137)	8,307
Net loss			(803)			(803)
Other comprehensive income					13	13

Total comprehensive loss						(790)

Adjustment to initially apply FASB Statement No. 158, net of tax of $68					(102)	(102)
Issuance of common stock	21	18,534				18,555
Common stock issued to ESOP				(1,644)		(1,644)
ESOP shares committed for release		1		27		28

Balance September 30, 2007	$21	$18,535	$7,641	$(1,617)	$(226)	$24,354

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2007	2006
	(In thousands)
Cash flows from operating activities
Net income (loss)	$(803)	$52
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation of premises and equipment	133	99
Amortization and accretion, net	76	58
Gain on sale of securities available for sale	—	(110)
Provision for loan losses	60	—
Deferred income taxes	(13)	65
Stock contributed to The Community Mutual Charitable Foundation	714	—
ESOP expense	28	—
(Increase) in accrued interest receivable	(157)	(123)
Decrease (increase) in other assets	804	(952)
Increase (decrease) in accrued interest payable	383	(28)
(Decrease) in other liabilities	(254)	(606)

Net cash provided from (used in) operating activities	971	(1,545)

Cash flows from investing activities
Purchases of securities available for sale	—	(4,007)
Proceeds from sales of securities available for sale	—	129
Proceeds from maturities of securities held to maturity	12,731	4,300
Proceeds from maturities of securities available for sale	2,000	—
Principal repayments on securities available for sale	10	20
Principal repayments on securities held to maturity	31	46
Net (increase) in loans receivable	(50,122)	(17,507)
Additions to premises and equipment	(773)	(213)
(Purchase) redemption of Federal Home Loan Bank of New York stock	(1,199)	416

Net cash (used in) investing activities	(37,322)	(16,816)

Cash flows from financing activities
Net increase in deposits	8,716	4,538
Advances from Federal Home Loan Bank of New York	30,000	4,204
Repayment of advances from Federal Home Loan Bank of New York	(4,204)	—
Net increase in payments by borrowers for taxes and insurance	121	244
Proceeds from issuance of common stock	17,841	—
Stock issued to ESOP	(1,644)	—

Net cash provided from financing activities	50,830	8,986

Net increase (decrease) in cash and cash equivalents	14,479	(9,375)
Cash and cash equivalents - beginning	3,061	12,436

Cash and cash equivalents - ending	$17,540	$3,061

Supplemental information
Cash paid during the period for
Interest on deposits and borrowings	$2,628	$1,686

Income taxes	$9	$707

See notes to consolidated financial statements.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 – Principles of Consolidation, Reorganization and Initial Public Offering

The consolidated financial statements include the accounts of CMS Bancorp, Inc. (the “Company”) and its wholly owned subsidiary, Community Mutual Savings Bank (the “Bank”). The Company’s business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

On April 3, 2007, the Bank reorganized from a New York State-chartered mutual savings bank to a federally-chartered mutual savings bank and simultaneously converted from a federally-chartered mutual savings bank to a federally-chartered stock savings bank, with the concurrent formation of a stock holding company which conducted a subscription offering with depositors of the Bank receiving first priority in the offering. After the conversion and offering, all of the Bank’s stock is owned by the Company. In connection with the conversion and offering, the Company issued 2,055,165 shares of common stock, consisting of 164,413 shares to the ESOP, 71,415 shares to The Community Mutual Charitable Foundation (the “Foundation”) and 1,819,337 shares sold to the public at a purchase price of $10.00 per share. The net proceeds from the sale of shares to the public amounted to $16,196,000 ($18,193,000 of proceeds, net of reorganization expenses of $1,997,000). The management and business operations of the Bank continued unchanged after the conversion and offering.

Note 2 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the assessment of whether deferred taxes are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. Management’s assessment as to the amount of deferred taxes more likely than not to be realized is based upon future taxable income, which is subject to revision upon updated information.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-earning deposits and federal funds sold, all with original maturities of three months or less.

Securities

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities or as held-to-maturity securities, are classified as available for sale securities

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

and reported at fair value, with unrealized holding gains and losses, net of applicable income taxes, reported in accumulated other comprehensive income (loss), as a separate component of stockholders’ equity. The Company has no securities classified as trading securities.

On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Premiums and discounts on all debt securities are amortized or accreted to income by use of the interest method over the estimated remaining period to contractual maturity.

Gains or losses on sales of securities are recognized on the specific identification method.

Loans Receivable

Loans receivable are carried at unpaid principal balances and net deferred loan origination costs less the allowance for loan losses.

The Company defers loan origination fees and certain direct loan origination costs and accretes net amounts as an adjustment of yield over the contractual lives of the related loans.

Recognition of interest income is discontinued and existing accrued interest receivable is reversed on loans that are more than ninety days delinquent and where management, through its loan review process, feels such interest is uncollectible. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that represents management’s best estimate of losses known and inherent in the loan portfolio that are both probable and estimable. The allowance is decreased by loan charge-offs, increased by subsequent recoveries of loans previously charged off, and then adjusted, via either a charge or credit to operations, to an amount determined by management to be necessary. Loans or portions thereof, are charged off when, after collection efforts are exhausted, they are determined to be uncollectible. Management of the Company, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume inherent in its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan losses are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment. Although management believes that specific and general loan losses are established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependant. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to interest receivable and then to principal.

Concentration of Risk

The Company’s lending activities are concentrated in loans secured by real estate located in the Westchester County, New York and surrounding areas.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment and leasehold improvements, at cost less accumulated depreciation and amortization. Depreciation and amortization charges are computed using the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	10 - 50
Furnishings and equipment	3 - 10
Leasehold improvements	The lesser of useful life or term of lease

Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expenses in the consolidated statements of operations.

Advertising

Advertising expense is recognized as incurred.

Business and Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to originate loans secured by real estate and purchase investment and mortgage-backed securities. The potential for interest-rate risk exists when interest-sensitive liabilities reprice at different times and rates than interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. Management regularly monitors the maturity structure of the Company’s assets and liabilities in order to measure its level of interest-rate risk and plan for future volatility.

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Federal income taxes are allocated to the Company and the Bank based upon the contribution of their respective income or loss to the consolidated return. The Company and the Bank file a combined state income tax return.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the treatment of certain items for financial statement and income tax reporting purposes. Deferred income taxes have been recorded to recognize such temporary differences. The realization of deferred tax assets is assessed and a valuation allowance is provided, when necessary, for that portion of the asset which more likely than not will not be realized.

Benefit Plans

The Company has a non-contributory defined benefit pension plan covering all eligible employees. The Company also has a 401(k) retirement plan and an Employee Stock Ownership Plan (“ESOP”), both of which are defined contribution plans.

The benefits for the pension plan are based on years of service and employees’ compensation. Prior service costs for the pension plan generally are amortized over the estimated remaining service periods of employees. The Company uses the corridor approach in the valuation of the pension plan which defers all actuarial gains and losses resulting from differences between actual results and economic estimates or actuarial assumptions. For the pension plan, these unrecognized gains and losses are amortized to income when net gains and losses exceed 10% of the greater of the market-value of plan assets or the projected benefit obligation at the beginning of the plan year.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of Statement No.’s 87, 88, 106 and 132R. SFAS No. 158 requires major changes to accounting for defined benefit and other postretirement plans. SFAS No. 158, which the Company adopted as of September 30, 2007, requires recognition of the over-funded or under-funded status of the benefit plans as an asset or liability in the consolidated statement of financial condition, with the changes in the funded status recorded through other comprehensive income in the year in which the change occurs. The impact of the adoption of SFAS No. 158 is more fully described in Note 14 to the consolidated financial statements.

Net Income (Loss) Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding Basic net loss per common share for the year ended September 30, 2007 is calculated by utilizing the net loss for the period April 3, 2007, the date the Company completed its public stock offering, through September 30, 2007 ($723,000) and the weighted average number of common outstanding during the same period. The company has not granted any restricted awards or stock options and, during the year ended September 30, 2007, had no potential dilutive common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and dilutive net loss per share until they are committed to be released. Net income per share data is not presented for the year ended September 30, 2006, as the Company had no publicly held shares outstanding prior to the Company’s initial public offering on April 3, 2007.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitment under lines of credit. Such financial instruments are recorded when they are funded.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 – Securities Available for Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2007
U.S. Government agencies
Due within one year	$2,042	$—	$1	$2,041
Mortgage-backed securities	71	4	—	75

	$2,113	$4	$1	$2,116

September 30, 2006
U.S. Government agencies
Due within one year	$1,991	$—	$9	$1,982
Due after one year through five years	2,034	—	13	2,021
Mortgage-backed securities	81	3	—	84

	$4,106	$3	$22	$4,087

The age of unrealized losses and fair value of related securities available for sale at September 30, 2007 and 2006 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2007
U.S. Government agencies	$—	$—	$2,041	$1	$2,041	$1

September 30, 2006
U.S. Government agencies	$4,003	$22	$—	$—	$4,003	$22

At September 30, 2007, management concluded that the unrealized losses above (which related to two securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of securities. Additionally, the Company has the intent and ability to hold these investments for a period of time necessary to recover the amortized cost.

Proceeds from sales of securities available for sale during the year ended September 30, 2006 were $129,000 and gross gains of $110,000 were realized on those sales. There were no sales of securities available for sale during the year ended September 30, 2007.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 4 – Securities Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2007
U.S. Government agencies
Due within one year	$2,200	$—	$4	$2,196
Mortgage-backed securities
Due after ten years	249	18	—	267

	$2,449	$18	$4	$2,463

September 30, 2006
U.S. Government agencies
Due within one year	$12,731	$—	$112	$12,619
After one but within five years	2,200	—	36	2,164
Mortgage-backed securities
Due after ten years	280	10	—	290

	$15,211	$10	$148	$15,073

The age of unrealized losses and fair value of related securities held to maturity at September 30, 2007 and 2006 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2007
U.S. Government agencies	$—	$—	$2,196	$4	$2,196	$4

September 30, 2006
U.S. Government agencies	$—	$—	$14,783	$148	$14,783	$148

As of September 30, 2007, management concluded that the unrealized losses above (which relate to 18 securities) were temporary in nature since they were primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Company has the intent and ability to hold these investments for a period of time necessary to recover the amortized cost.

There were no sales of securities held to maturity during the years ended September 30, 2007 and 2006.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 – Loans Receivable

	September 30,
	2007	2006
	(In thousands)
Real estate
One-to four-family	$131,579	$86,774
Multi-family	1,509	1,757
Non-residential	2,879	1,145
Construction	954	250
Equity and second mortgages	7,974	5,646

	144,895	95,572

Commercial	500	550

Consumer
Passbook and other	424	151
Student	20	26
Checking overdraft	15	18

	459	195

Total Loans	145,854	96,317

Allowance for loan losses	(269)	(216)
Net deferred loan origination costs, net	1,116	631

	$146,701	$96,732

The following is an analysis of the allowance for loan losses:

	Years Ended September 30,
	2007	2006
	(In thousands)
Balance – beginning of year	$216	$238
Provision charged to operations	60	—
Loans charged off	(7)	(24)
Recovery of loans previously charged off	—	2

Balance – end of year	$269	$216

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 – Loans Receivable (Continued)

At September 30, 2007 and 2006, and during the years then ended, the Company had no loans which were considered to be impaired or placed on non-accrual status.

At September 30, 2007 and 2006, loans serviced for the benefit of others totaled $550,000 and $624,000, respectively.

Note 6 – Premises and Equipment

	September 30,
	2007	2006
	(In thousands)
Land	$179	$179

Buildings and improvements	1,150	477
Accumulated depreciation	(433)	(441)

	717	36

Construction in process	—	128

Leasehold improvements	445	427
Accumulated amortization	(330)	(316)

	115	111

Furnishings and equipment	1,899	1,705
Accumulated depreciation	(1,584)	(1,473)

	315	232

	$1,326	$686

Note 7 – Accrued Interest Receivable

	September 30,
	2007	2006
	(In thousands)
Loans	$741	$473
Securities	54	165

	$795	$638

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 8 – Deposits

	September 30,
	2007		2006
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Demand deposits:
Non-interest bearing deposits	$12,487	—	$12,286	—
Interest bearing deposits	8,173	3.92%	4,886	1.70%

	20,660	1.55%	17,172	0.48%
Savings and club deposits	42,026	0.40%	49,714	0.40%
Certificates of deposit	54,814	4.78%	41,898	4.17%

	$117,500	2.65%	$108,784	1.87%

The scheduled maturities of certificates of deposit are as follows:

	September 30,
	2007	2006
	(In thousands)
One year or less	$47,141	$29,475
After one to two years	2,636	7,204
After two to three years	1,664	845
After three years to four years	3,256	1,237
After four years to five years	117	3,137

	$54,814	$41,898

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $17,392,000 and $12,181,000 at September 30, 2007 and 2006, respectively. Deposits in excess of $100,000 are generally not insured by Federal Deposit Insurance Corporation.

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2007	2006
	(In thousands)
Demand deposits	$238	$101
Savings and club deposits	178	213
Certificates of deposit	2,268	1,379

	$2,684	$1,693

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 9 – Advances from Federal Home Loan Bank of New York (“FHLB”)

	September 30,
	2007	2006
	(In thousands)
Overnight borrowings with interest at 5.45%	$—	$4,204
Five year advance, maturing August 15, 2012, convertible on August 15, 2010, with interest payable quarterly at 4.78%	10,000	—
Five year advance, maturing August 8, 2012, convertible on August 8, 2009, with interest payable quarterly at 4.81%	10,000	—
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	10,000	—

Total	$30,000	$4,204

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

	September 30,
	2007	2006
	(In thousands)
2007	$—	$4,204
2008	133	—
2009	140	—
2010	149	—
2011	157	—
2012	20,166	—
Thereafter	9,255	—

	$30,000	$4,204

These FHLB advances are secured by stock of the FHLB in the amount of $1,550,000 and $351,000 at September 30, 2007 and 2006, respectively, and a blanket assignment of qualifying loans.

The Company has established an overnight line of credit and comparison (DRA) commitment, each in the amount of $15,876,600, with the FHLB, which will expire on July 31, 2008. As of September 30, 2006, there was $4,204,000 outstanding against these credit lines.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 10 – Lease Commitments and Total Rental Expense

The Company leases six locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2007 (in thousands):

Year ended September 30,
2008	$441
2009	364
2010	356
2011	280
2012	277
Thereafter	1,121

$2,839

The total rental expense and related charges for all leases for the years ended September 30, 2007 and 2006 was approximately $470,000 and $464,000, respectively.

Note 11 – Income Taxes

The Company qualifies as a thrift under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from federal taxable income an allowance for bad debts based on 8% of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Company, for federal income tax purposes, must calculate its tax bad debt deduction using either the experience or specific charge off method. The New York State tax law permits the Company to deduct 32% of its taxable income before bad debt deduction, subject to certain limitations.

Retained earnings at September 30, 2007, include approximately $1,981,000 of such bad debt deduction for which federal income taxes have not been provided. In addition, deferred New York State taxes have not been provided on bad debt allowance in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes (benefit) are as follows:

	Years Ended September 30,
	2007	2006
	(In thousands)
Current income tax expense
Federal	$5	$(22)
State	15	(3)

	20	(25)

Deferred income tax expense (benefit)
Federal	(10)	50
State	(3)	15

	(13)	65

	$7	$40

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 – Income Taxes (Continued)

The following table presents a reconciliation between the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income (loss) before income taxes:

	Years Ended September 30,
	2007	Percent of Pretax Loss	2006	Percent of Pretax Income
	(Dollars in thousands)
Federal income taxes (benefit)	$(271)	(34.0)%	$31	34.0%
Increases (decreases) in income taxes resulting from:
Valuation Allowance	270	33.6	—	—
State income taxes, net of federal income tax effect	8	1.0	8	8.6
Other items, net	—	—	1	0.9

Effective Income Taxes	$7	0.6%	$40	43.5%

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2007	2006
	(In Thousands)
Deferred tax assets
Allowance for loan losses	$108	$86
Deferred rent	28	25
Contribution carryover	270	—
SFAS 158 adjustment	152	—
Minimum pension liability	—	84
Unrealized loss on securities available for sale	—	8

Total Deferred Tax Assets	558	203

Deferred tax liabilities
Accrued pension	30	9
Depreciation	41	30
Unrealized gain on securities available for sale	1	—
Other	—	19

Total Deferred Tax Liabilities	72	58

Valuation allowance	(270)	—

Net Deferred Tax Assets Included in Other Assets	$216	$145

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 12 – Comprehensive Income (Loss)

Total comprehensive income represents the sum of net income and items of “other comprehensive income or loss” that are reported directly in equity on an after tax basis, such as the net unrealized holding gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its total comprehensive income in the statements of changes in stockholders’ equity.

Other comprehensive income (loss) is summarized as follows:

	Years Ended September 30,
	2007	2006
	(In thousands)
Securities available for sale
Net unrealized holding gains (losses) arising during the year, net of income taxes of $9,000 and $(6,000), respectively	$13	$(7)
Reclassification adjustment for net gains included in net income, net of income taxes of $(43,000)	—	(67)

	13	(74)
Adjustment to additional minimum pension liability, net of income taxes of $140,000	—	212

	$13	$138

Accumulated other comprehensive loss, which is included in stockholders’ equity, consisted of the following:

	September 30,
	2007	2006
	(In thousands)
Net unrealized holding gains (losses) on securities available for sale, net of deferred income tax of $1,000 and $(8,000), respectively	$2	$(11)
SFAS 158 adjustment, net of related deferred taxes of ($152,000)	(228)	—
Minimum pension liability, net of related deferred income taxes of $(84,000)	—	(126)

	$(226)	$(137)

Note 13 – Regulatory Matters

For the purpose of granting eligible account holders a priority in the event of future liquidation, the Bank, at the time of conversion, established a liquidation account in an amount equal to its retained earnings of $8.3 million at September 30, 2006. In the event of a future liquidation of the converted Bank (and only in such event), an eligible account holder who continues to maintain his or her deposit account shall be entitled to receive a distribution from the special account. The total amount of the special account is decreased (but never increased) in an amount proportionally corresponding to decreases in the deposit account balances of eligible account holders as of each subsequent year end. After conversion, no dividends may be paid to stockholders if such dividends would reduce retained earnings of the converted Bank below the amount required by the special account.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 13 – Regulatory Matters (Continued)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to total assets (as defined).

The following tables present a reconciliation of the Bank’s capital per generally accepted accounting principles (“GAAP”) and regulatory capital at the dates presented:

	September 30,
	2007	2006
	(In thousands)
GAAP capital	$15,628	$8,307
Disallowed deferred tax asset	(216)	—
Pension liability, net of deferred taxes	228	—
Unrealized (gain) loss on securities available for sale	(2)	11
Intangible asset	(64)	(64)

Tier I and tangible capital	15,574	8,254
General valuation allowance	269	216

Total Regulatory Capital	$15,843	$8,470

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 13 – Regulatory Matters (Continued)

	Actual		For Capital Adequacy Purposes				To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in Thousands)
September 30, 2007:
Total capital (to risk-weighted assets)	$15,843	17.34%	$	≥7,309	≥	8.00%	$	≥9,136	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	15,574	17.05		—		—	≥	5,482	≥	6.00
Core (Tier 1) capital (to total assets)	15,574	8.99	≥	6,930	≥	4.00	≥	8,662	≥	5.00
Tangible capital (to total assets)	15,574	8.99	≥	2,599	≥	1.50		—		—

September 30, 2006:
Total capital (to risk-weighted assets)	$8,470	13.02%	$	≥5,204	≥	8.00%	$	≥6,505	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	8,254	12.69		—		—	≥	3,903	≥	6.00
Core (Tier 1) capital (to average total assets)	8,254	6.95	≥	4,753	≥	4.00	≥	5,941	≥	5.00
Tangible capital (to average total assets)	8,254	6.95	≥	1,782	≥	1.50		—		—

As of the most recent notification from the regulatory authorities, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 – Benefit Plans

Pension Plan

The Bank maintains a non-contributory defined benefit pension plan (the “Plan”) covering all eligible employees. The benefits are based on employees’ years of service and compensation. The Bank’s policy is to fund the Plan annually with at least the minimum contribution deductible and/or allowable for federal income tax purposes.

The following table sets forth the Plan’s funded status and components of net periodic pension cost:

	September 30,
	2007	2006
	(Dollars in thousands)
Change in benefit obligation
Benefit obligation – beginning of year	$3,385	$3,997
Service cost	58	103
Interest cost	186	180
Actuarial (gain) loss	23	(779)
Benefits paid	(165)	(116)

Benefit obligation – end of year	$3,487	$3,385

Change in plan assets
Fair value of assets – beginning of year	$2,873	$2,748
Actual return on plan assets	368	181
Benefits paid	(165)	(116)
Contributions	110	60

Fair value of assets – end of year	$3,186	$2,873

Reconciliation of funded status
Accumulated benefit obligation	$3,197	$3,089

Projected benefit obligation	$(3,487)	$(3,385)
Fair value of assets	3,186	2,873

Funded status	(301)	(512)
Unrecognized prior service cost	—	33
Unrecognized net loss	—	505
Additional minimum liability	—	(243)

Accrued pension cost included in other liabilities	$(301)	$(217)

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 – Benefit Plans (Continued)

	September 30,
	2007	2006
	(Dollars in thousands)
Amounts recognized in the statement of financial condition consist of:
Other liabilities	$(301)	$(217)
Additional minimum liability	—	(243)
Intangible asset	—	33
Accumulated other comprehensive income, pre-tax	—	210

Net amount recognized at end of year	$(301)	$(217)

Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(351)	$—
Prior service cost	(29)	—

	$(380)	$—

Valuation assumptions:
Discount rate	6.00%	5.75%
Rate of compensation increase	4.00%	4.00%

	Years Ended September 30,
	2007	2006
	(Dollars in thousands)
Net periodic pension expense
Service cost	$58	$103
Interest cost	186	180
Expected return on assets	(199)	(190)
Amortization of prior service cost	4	3
Amortization of unrecognized net loss	9	39

Total net periodic pension expense	$58	$135

Valuation assumptions:
Discount rate	5.75%	5.25%
Rate of return on long-term assets	7.00%	7.00%
Salary increase rate	4.00%	4.00%

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 – Benefit Plans (Continued)

Impact of SFAS 158

The impact of the adoption, effective September 30, 2007, of SFAS No. 158, was as follows:

	Before FAS # 158 Adjustment	FAS # 158 Adjustment (In thousands)	After FAS # 158 Adjustment
Other assets	$1,035	$(6)	$1,029
Total assets	173,512	(6)	173,506
Other liabilities	1,190	96	1,286
Total liabilities	149,056	96	149,152
Accumulated other comprehensive loss	(124)	(102)	(226)
Total liabilities and stockholders’ equity	173,512	(6)	173,506

As of September 30, 2007, unrecognized losses of $351,000 and unrecognized prior service costs of $29,000 were included in accumulated other comprehensive loss in accordance with FAS No. 158. As required under FAS No. 158, for fiscal year ended September 30, 2008, $4,000 in unrecognized past service costs are expected to be recognized as a component of net periodic benefit plan costs.

The plan assets are invested as follows:

	September 30,
	2006	2005
Equity securities	57%	52%
Guaranteed insurance funds	43%	48%

	100%	100%

At September 30, 2007, expected benefit payments were as follows (in thousands):

Year ended September 30,
2008	$164
2009	161
2010	159
2011	157
2012	154
2013 to 2017	880

$1,675

The Bank expects to contribute $36,000 to the Plan during the year ended September 30, 2008.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 – Benefit Plans (Continued)

Pension Plan (Continued)

The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5.0% to 9.0% and 2.0% to 6.0%, respectively. Additionally, the long-term inflation rate is projected to be 2.5%. When these overall return expectations are applied to the Plan’s largest allocation, the result is an expected return of 8.0% to 10.0%.

The Bank plans to maintain the current asset mix and seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. It is expected to have a 4.0% to 5.0% return from fixed income and a 5.0% to 9.0% rate of return from equities. The overall expected long-term rate of return on Plan assets used was 7.0% for both 2007 and 2006.

Savings and Investment Plan

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes matching contribution equal to 50% of employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2007 and 2006, amounted to approximately $34,000 and $29,000, respectively.

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2007, the loan had a balance of $1,644,130.

The ESOP is accounted for in accordance with Statement of Position 93-6, “Accounting for Employee Stock Ownership Plans” which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $28,000 for the year ended September 30, 2007.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Employees Stock Ownership Plan (“ESOP”) (Continued)

The ESOP shares are summarized as follows:

September 30, 2007
Unearned shares	161,673
Shares committed to be released	2,740
Shares released	—

Total shares	164,413

Fair value of unearned shares	$1,701,000

Note 15 – Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

The Company has the following outstanding commitments:

	September 30
	2007	2006
	(In thousands)
Commitments to originate loans, expiring in three months or less	$17,366	$4,575

At September 30, 2007, of the $17,366,000 in outstanding commitments to originate loans $7,298,000 are at fixed rates ranging from 6.15% to 7.625% and $10,068,000 are adjustable rates with initial rates ranging from 6.625% to 8.75%.

At September 30, 2006 of the $4,575,000 in outstanding commitments to originate loans, $3,435,000 are at fixed rates ranging from 6.00% to 7.00% and $1,140,000 are adjustable rates with initial rates ranging from 6.25% to 7.00%.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 – Commitments and Contingencies (Continued)

At September 30, 2007 and 2006, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $9,054,000 and $8,650,000, respectively. Interest rates are either fixed (ranging from 6.75% to 7.50% at September 30, 2007) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 7.50% to 7.25% at September 30, 2007). At September 30, 2007 and 2006, unused overdraft protection and commercial lines of credits were $283,000 and $131,000, respectively. Unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held consists primarily of residential real estate, but may include income-producing commercial properties.

The Company also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company is a party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material adverse effect on the financial position or results of operations of the Company.

The Bank has been identified as a defendant in a lawsuit brought by two former employees, filed on August 2, 2007 in the United States District Court, Southern District of New York. The plaintiffs claim the Bank violated sections of Title VII of the Civil Rights Act of 1964, the New York State Human Rights Law, the New York Executive Law, the Age Discrimination in Employment Act of 1967 and the Fair Labor Relations Act. The plaintiffs are seeking compensatory and punitive damages, liquidated damages, overtime compensation and fees and costs totaling $3.75 million. The plaintiffs previously filed a complaint with the Equal Employment Opportunity Commission (the “EEOC”) and the EEOC returned a “no-cause” determination in the Bank’s favor on April 27, 2007. At this time, management does not believe that the resolution of this action will have a material effect on the consolidated financial statements of the Company.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 – Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than a forced liquidation sale. Significant estimates were used for the purpose of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company’s financial instruments.

Cash and Cash Equivalents and Accrued Interest Receivable and Payable

The carrying amounts for cash and cash equivalents and accrued interest receivable and payable approximate fair value because they mature in three months or less.

Securities

The fair value for debt and equity securities, both available for sale and held to maturity, are based on quoted market prices or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market or dealer prices for similar securities.

Loans Receivable

The fair value of loans receivable is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Deposits

The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit are estimated using rates currently offered for deposits of similar remaining maturities.

Borrowings

The fair value is estimated using interest rates currently offered by the FHLB for advances of similar remaining maturities.

Commitments to Extend Credit

The fair values of commitments to fund unused lines of credit and to originate or purchase loans are estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate commitments, fair value also considers the difference between current levels of interest rates and the committed interest rates. At September 30, 2007 and 2006, the fair value of commitments to extend credit were not considered material.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 – Fair Value of Financial Instruments (Continued)

The carrying amounts and estimated fair values of financial instruments are as follows:

	September 30,
	2007		2006
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets
Cash and cash equivalents	$17,540	$17,540	$3,061	$3,061
Securities available for sale	2,116	2,116	4,087	4,087
Securities held to maturity	2,449	2,463	15,211	15,073
Loans receivable	146,701	138,919	96,732	93,600
Accrued interest receivable	795	795	638	638

Financial liabilities
Deposits	117,500	117,674	108,784	107,750
FHLB Advances	30,000	30,377	4,204	4,204
Accrued interest payable	412	412	29	29

Off balance sheet financial instruments	—	—	—	—

Limitations

The fair value estimates are made at a discrete point in time based on relevant market information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all of the financial instruments were offered for sale.

In addition, the fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17 – Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, the adoption of FASB Statement No. 157 will have on our financial position, results of operations and cash flows.

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulleting (“SAB”) No. 108. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the Company’s financial condition or results of operations.

In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not believe that adopting FIN 48 will have any material adverse impact on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company as of October 1, 2007. The Company believes that the adoption of SFAS No. 159 will not have a material adverse impact on its financial condition and statement of operations.

In April 2007, the FASB directed the FASB Staff to issue FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The application of this standard did not have an effect on the financial statements of the Company.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48” (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The application of this standard did not have an effect on the financial statements of the Company.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 18 – Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the period ended September 30, 2007. Comparative data is not provided for 2006 as the Company was formed in April 2007.

CONDENSED STATEMENT OF FINANCIAL CONDITION

September 30, 2007

(In thousands)

Assets
Cash and cash equivalents	$7,051
Investment in Bank	15,628
ESOP loan receivable	1,644
Other assets	80

Total assets	$24,403

Liabilities and stockholders’ equity
Other liabilities	$49
Stockholders’ equity	24,354

Total liabilities and stockholders’ equity	$24,403

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 18 – Parent Only Financial Information (Continued)

CONDENSED STATEMENT OF OPERATIONS

From Inception, April 3, 2007 to September 30, 2007

(In thousands)

Interest income	$75
Equity in earnings of Bank	105

Total Income	180

Contribution to Foundation	774
Other non-interest expense	138

Total expense	912

(Loss) before income taxes	(732)
Income tax expense	(9)

Net (loss)	$(723)

CONDENSED STATEMENT OF CASH FLOWS

From Inception, April 3, 2007 to September 30, 2007

(In thousands)

Cash flows from operating activities
Net (loss)	$(723)
Equity in earnings of Bank	(106)
Stock contributed to Foundation	714
Other, net	(31)

Net cash (used in) operating activities	(146)

Cash (used in) investing activities
Capital contribution to Bank	(9,000)

Net cash used in investing activities	(9,000)

Cash flows from financing activities
Proceeds from issuance of common stock	17,841
Purchase of ESOP shares	(1,644)

Net cash provided from financing activities	16,197

Net increase in cash and cash equivalents	7,051
Cash and cash equivalents – beginning of period	—

Cash and cash equivalents – end of period	$7,051

Supplemental disclosure of non-cash activities
Equity of Bank at inception	$8,223

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 19 – Quarterly Financial Data (Unaudited)

	Year Ended September 30, 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$1,598	$1,684	$1,960	$2,263
Interest expense	648	675	715	973

Net interest income	950	1,009	1,245	1,290
Provision for loan losses	—	—	30	30

Net interest income after provision for loan losses	950	1,009	1,215	1,260
Non-interest income	80	68	64	67
Non-interest expense	1,046	1,176	1,985	1,302

Income (loss) before income taxes	(16)	(99)	(706)	25
Income taxes (benefit)	(3)	(32)	27	15

Net income (loss)	$(13)	$(67)	$(733)	$10

Net income (loss) per common share, basic	N/A (1)	N/A (1)	$(0.39)	$0.01

(1)	The Company completed its initial public offering on April 3, 2007.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 19 – Quarterly Financial Data (Unaudited) (Continued)

	Year Ended September 30, 2006
	First Quarter		Second Quarter	Third Quarter		Fourth Quarter
Interest income	$1,363		$1,397	$1,446		$1,514
Interest expense	344		397	459		514

Net interest income	1,019		1,000	987		1,000
Provision for loan losses	—		—	—		—

Net interest income after provision for loan losses	1,019		1,000	987		1,000
Non-interest income	80		75	73		194
Non-interest expense	1,085		1,086	1,030		1,135

Income (loss) before income taxes	14		(11)	30		59
Income taxes (benefit)	6		(5)	13		26

Net income (loss)	$8		$(6)	$17		$33

Net income (loss) per common share	N/A	(1)	N/A (1)	N/A	(1)	N/A	(1)

(1)	The Company completed its initial public offering on April 3, 2007.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 – Subsequent Event

At a special meeting of the stockholders of the Company held on November 9, 2007, the stockholders approved the CMS Bancorp, Inc. 2007 Stock Option Plan and the CMS Bancorp, Inc. 2007 Recognition and Retention Plan (collectively the “Plans”). The plans authorize the award of up to 205,516 stock options and 82,206 shares of restricted stock. On November 28, 2007, non-employee directors received an aggregate of 40,275 stock options with an exercise price of $10.12 and 14,110 shares of restricted stock. On November 28, 2007, certain officers and employees of the Company and the Bank received an aggregate of 111,879 stock options with an exercise price of $10.12 and 47,591 shares of restricted stock. The Company will expense , in accordance with SFAS No. 123(R), the fair value of all options at $4.30 per option, over their vesting periods and will expense the fair value of all share-based compensation granted over the requisite service periods.