Form 10KSB, Exhibit 13
period 2008-09-30
CMS Bancorp, Inc.
filed 2008-12-23
CIK 1350072

Exhibit 13.1

2008 Annual Report

CMS Bancorp, Inc.

Dear Stockholders:

In 2008, we made significant progress towards transforming our 121 year old savings bank into a modern, strong and growing financial institution while positioning it to increase shareholder value in the near term.

Since September 30, 2005, our total assets have grown from $114.3 million to $203.9 million at September 30, 2008, an increase of $89.6 million, or 78.4%. Net interest income grew from $4.3 million in 2005 to $5.5 million for the year ended September 30, 2008, an increase of $1.2 million, during one of the most difficult interest rate environments and volatile financial market conditions in many years.

Throughout the year, our management team remained focused on achieving our strategic plan and vision. We redesigned the look and feel of our retail branch network, providing better and more convenient locations; strengthened our loan officer sales staff and created a sales culture in our residential mortgage and commercial loan business units; and, added knowledgeable staff to our operations and compliance areas teams. We are pleased to say that much progress has been made on this segment of our plan during the year. In 2008 we made a significant investment in the bank’s product offerings and technology. We have completed the implementation of a modern technology platform which will help us to provide customers with better products, more services and a “greener” business environment. Additionally, through Remote Capture and Internet Banking with Bill Pay products, we have made banking easier and more convenient for our retail consumer and small business clients.

We have been focused on improving our in-branch customer experience and successfully relocated our Eastchester, White Plains and Greenburgh offices to new and more convenient locations, which, we believe, will provide a much improved retail banking experience for our customers.

In 2009, we plan to expand our geographic reach by opening a new branch office in Mount Kisco, New York. This will be our fifth branch and will help to grow our deposit and loan portfolios. We will continue to look for other expansion opportunities, through new branches and acquisitions. We believe that we have established a new and exciting business environment from which the bank will be able to reach a higher level of growth and profitability.

We would like to thank our customers, the Board of Directors, officers and employees for their efforts and performance during 2008 and thank you, our stockholders, for your continued support.

Thomas G. Ferrara, Chairman of the Board	John E. Ritacco, President and CEO

CMS Bancorp, Inc.

Selected Consolidated Financial Information and Other Data

The following information is derived from the audited consolidated financial statements of CMS Bancorp, Inc., (the “Company”). For additional information about the Company and Community Mutual Savings Bank, (the “Bank”) please see the detailed presentation contained in “Management’s Discussion and Analysis and Plan of Operation” and the consolidated financial statements and footnotes of the Company which are included in this Annual Report.

Selected Financial Condition Data

	At September 30,
(in thousands)	2008	2007
Total assets	$203,930	$173,506
Loans receivable, net	181,133	146,701
Investment securities	10,370	4,565
Cash and cash equivalents	5,402	17,540
Deposits	128,757	117,500
FHLB Advances	50,767	30,000
Stockholders’ equity	21,709	24,354

Selected Operating Data
	Years Ended September 30,
(in thousands, except per share data)	2008	2007
Interest income	$10,291	$7,505
Interest expense	4,574	3,011

Net interest income	5,717	4,494
Provision for loan losses	248	60
Non-interest income	322	279
Non-interest expense	7,044	5,509
Income tax (benefit) expense	(396)	7

Net (loss)	$(857)	$(803)

Net (loss) per share	$(0.46)	$(0.38)

CMS Bancorp, Inc.

Selected Financial Ratios and Other Data

	At or for the Years Ended September 30,
	2008	2007
Performance Ratios
Return on average assets	(0.47)%	(0.58)%
Return on average equity	(3.69)%	(4.93)%
Yield on average interest-earning assets	5.83%	5.61%
Net interest rate spread	2.68%	2.78%
Net interest margin	3.24%	3.36%
Average interest-earning assets to average interest-bearing liabilities	1.21	1.26

Capital Ratios
Average stockholders’ equity to average assets	12.84%	11.79%
Tier 1 core ratio	7.23%	8.99%
Total risk based capital ratio	14.28%	17.34%

Asset Quality Ratios
Allowance for loan losses to gross loans	0.28%	0.18%
Non-performing loans to total assets	0.00%	0.00%

CMS Bancorp, Inc.

Management’s Discussion and Analysis or Plan of Operation

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors including those set forth in Part 1, Item 1 – Description of Business – Risk Factors of our Form 10-KSB filed with the Securities and Exchange Commission which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	changes in interest rates;

•	our allowance for loan losses may not be sufficient to cover actual loan losses;

•	the risk of loss associated with our loan portfolio;

•	lower demand for real estate loans;

•	changes in our asset quality;

•	changes in the real estate market or local economy;

•	our ability to successfully implement our future plans for growth;

•	our ability to retain our executive officers and other key personnel;

•	competition in our primary market area;

•	changes in laws and regulations to which we are subject;

•	recent developments affecting the financial markets;

•	changes in the Federal Reserve’s monetary or fiscal policies;

•	our ability to maintain effective internal controls over financial reporting;

•	the inclusion of certain anti-takeover provisions in our organizational documents; and

•	the low trading volume in our stock.

Any or all of our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

General

The Company’s results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans, investments and other interest-earning assets and the interest it pays on its deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Company’s operations are also affected by non-interest income, such as service fees, the provision for loan losses and non-interest expenses such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. In general, financial institutions such as the Company are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions, and funds availability. The Company’s operations and lending activities are principally concentrated in Westchester County, New York, and its operations and earnings are influenced by the economics of the area in which it operates. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in the Company’s primary market area.

CMS Bancorp, Inc.

The Company’s net interest income may be affected by market interest rate changes. During portions of the last two years, increases in short-term interest rates without a corresponding increase in long-term interest rates, resulted in an increase in interest expense and reduction in net interest income. The effect of a flat or inverted interest rate yield curve did, and could in the future continue to decrease the Company’s ability to reinvest proceeds from loan and investment repayments at higher interest rates. During portions of fiscal year 2007 and 2008, the Company’s cost of funds increased faster than its yield on loans and investments, due to the longer-term nature of its interest-earning assets and the yield curve environment.

In order to grow and diversify, the Company seeks to continue to increase its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County and surrounding areas as a means to increase the yield on and diversify its loan portfolio, build transactional deposit account relationships and, depending on market conditions, sell a portion of the fixed-rate residential real estate loans to a third party in order to diversify its loan portfolio, increase fee income and reduce interest rate risk.

To the extent the Company increases its investment in construction or development, consumer and commercial loans, which are considered greater risks than one- to four-family residential loans, the Company’s provision for loan losses may increase to reflect this increased risk, which could cause a reduction in the Company’s income.

Overview

The Company seeks to differentiate itself from its competition by providing superior, highly personalized and prompt service with competitive fees and rates to its customers. Historically, the Bank has been a community-oriented retail savings bank offering residential mortgage loans and traditional deposit products and, to a lesser extent, commercial real estate, small business and consumer loans in Westchester County, New York, and surrounding areas. The Company has adopted a strategic plan that focuses on growth in the loan portfolio into higher yield multi-family, non-residential, construction and commercial loan markets. The Company’s strategic plan also calls for increasing deposit relationships and broadening its product lines and services. The Company believes that this business strategy is best for its long term success and viability, and complements its existing commitment to high quality customer service.

Recent Developments Affecting the Financial Markets

Recent developments affecting the financial markets presently have an unknown effect on our business.

In response to the recent crises affecting the financial markets, the federal government has taken unprecedented steps in an attempt to stabilize and provide liquidity to the U.S. financial markets. Under the Emergency Economic Stabilization Act of 2008 (“EESA”) and the Troubled Asset Relief Program Capital Purchase Program (“CPP”), the U.S. Treasury will make $250 billion of capital available to U.S. financial institutions and potentially other financial and commercial firms by purchasing preferred stock in these institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The CPP provides for a minimum investment of 1% of Total Risk–Weighted Assets, with a maximum investment equal to the lesser of 3% of Total Risk–Weighted Assets or $25 billion. In conjunction with the purchase of preferred stock, the U.S. Treasury will receive warrants to purchase common stock having an aggregate market price equal to 15% of the preferred stock purchased. We submitted an application to the U.S. Treasury by the November 14, 2008 deadline and are still evaluating whether to participate in the CPP.

CMS Bancorp, Inc.

In addition, the FDIC announced the creation of the Temporary Liquidity Guarantee Program (“TLGP”) as part of a larger government effort to strengthen confidence and encourage liquidity in the nation’s banking system. All eligible institutions are automatically enrolled in the TLGP for the first 30 days at no cost. Organizations that do not wish to participate in the TLGP were required to opt out by December 5, 2008. After that time, participating entities will be charged fees. The TLGP has two components. The FDIC will provide a complete guarantee of newly issued senior unsecured debt of the participating organizations, within a certain limit, issued between October 14, 2008 and June 30, 2009. For such debts maturing beyond June 30, 2009, the guarantee will remain in effect until June 30, 2012. An annualized fee of 75 basis points multiplied by the amount of debt issued from October 14, 2008 (and still outstanding on December 6, 2008), through June 30, 2009 will be charged. The other component provides full FDIC insurance coverage for non–interest bearing transaction deposit accounts, regardless of dollar amount until December 31, 2009. An annualized 10 basis point assessment on balances in noninterest–bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 will be assessed on a quarterly basis to insured depository institutions that have not opted out of the TLGP. We have elected to participate in the TLGP component which allows us to provide full FDIC insurance coverage for non-interest bearing transaction accounts as well as the component relating to the complete guarantee of newly issued senior unsecured debt.

It is not clear at this time whether our decision to participate or not participate in the CPP or our decision to participate in the TLGP will have an effect on our business or financial condition. In addition, there is no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit. It could also cause declines in our investment portfolio which could result in an other-than-temporary impairment charge.

Critical Accounting Policies

It is management’s opinion that accounting estimates covering certain aspects of the Company’s business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the assessment of whether deferred taxes are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. Management’s assessment as to the amount of deferred taxes more likely than not to be realized is based upon future taxable income, which is subject to revision upon updated information.

These critical policies and their application have been and will continue to be reviewed periodically by the Audit Committee and the Board of Directors. All accounting policies are important, and as such, we encourage you to review each of the policies included in Note 2 to the Company’s Consolidated Financial Statements to obtain a better understanding of how its financial performance is reported.

Average Balances, Interest and Average Yields

The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average annual yield on interest-earning assets and average annual cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing annualized income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses.

CMS Bancorp, Inc.

	At September 30, 2008		For the Year Ended September 30, 2008				For the Year Ended September 30, 2007
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense		Yield/ Rate	Average Balance	Interest Income Expense		Yield/ Rate
	(Dollars in thousands)
Interest-earning assets
Loans receivable (1)	$181,133	6.03%	$160,965	$9,659		6.00%	$111,089	$6,521		5.87%
Securities (2)	10,370	4.32%	5,992	259		4.32%	12,142	452		3.72%
Federal funds sold	—	—	5,191	179		3.45%	7,723	403		5.22%
Other interest-earning assets (3)	6,719	3.29%	4,309	194		4.50%	2,733	129		4.72%

Total interest-earning assets	198,222	5.85%	176,457	10,291		5.83%	133,687	7,505		5.61%

Non-interest earning assets	5,708		4,332				4,480

Total Assets	$203,930		$180,789				$138,167

Interest bearing-liabilities
Demand deposits	$10,092	1.86%	$10,442	283		2.71%	$6,433	238		3.70%
Savings and club accounts	37,933	0.40%	40,161	160		0.40%	44,529	178		0.40%
Certificates of deposit	70,371	3.50%	57,710	2,397		4.15%	48,736	2,268		4.65%
Borrowed money (4)	51,768	3.78%	36,996	1,734		4.69%	6,577	327		4.97%

Total interest-bearing liabilities	170,164	2.80%	145,309	4,574		3.15%	106,275	3,011		2.83%

Non-interest bearing liabilities
Non-interest bearing deposits	10,361		11,194				14,963
Other	1,696		1,073				638

Total non-interest bearing liabilities	12,057		12,267				15,601

Total liabilities	182,221		157,576				121,873

Total equity	21,709		23,213				16,291

Total liabilities and equity	$203,930		$180,789				$138,167

Interest rate spread				$5,717		2.68%		$4,494		2.78%

Net interest-earning assets/net interest margin			$31,148			3.24%	$27,412			3.36%

Ratio of interest-earning assets to interest-bearing liabilities				1.21	x			1.26	x

(1)	Net of allowance for loan losses and net deferred costs and fees.

(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.

(3)	Includes stock of Federal Home Loan Bank of New York.

(4)	Includes mortgage escrow funds and securities sold under agreements to repurchase.

CMS Bancorp, Inc.

Rate/Volume Analysis. The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	Year Ended September 30, 2008 Compared to 2007
	Volume	Rate	Net
	(In thousands)
Interest-earning assets
Loans receivable	$2,990	$148	$3,138
Securities	(202)	9	(193)
Federal funds sold	(111)	(113)	(224)
Other interest-earning assets	66	(1)	65

Total interest-earning assets	2,743	43	2,786

Interest bearing liabilities
Demand deposits	76	(31)	45
Savings and club accounts	(18)	—	(18)
Certificates of deposit	235	(106)	129
Borrowed money	1,408	(1)	1,407

Total interest-bearing liabilities	1,701	(138)	1,563

Net interest income	$1,042	$181	$1,223

Comparison of Financial Condition at September 30, 2008 to September 30, 2007

Total assets increased by $30.4 million, or 17.5%, to $203.9 million at September 30, 2008 from $173.5 million at September 30, 2007. Cash and cash equivalents, maturities of held to maturity securities, deposit growth and borrowing from the Federal Home Loan Bank of N.Y. (“FHLB”) were used to fund loan growth and purchase available for sale securities.

In the year ended September 30, 2008, cash and cash equivalents declined by $12.1 million, or 69.2% to $5.4 million as of September 30, 2008 from $17.6 million at September 30, 2007 and were used primarily to fund loan growth and investments in available for sale securities.

In the year ended September 30, 2008, securities available for sale increased by $8.1 million as maturities of held to maturity investments and Federal Funds sold were invested in available for sale securities to improve the yield on these investments and provide for liquidity. Available for sale securities consist of bonds and mortgage backed securities of Fannie Mae and Freddie Mac.

CMS Bancorp, Inc.

Loans receivable were $181.1 million and $146.7 million at September 30, 2008 and 2007, respectively, representing an increase of $34.4 million, or 23.5%. The increase in loans resulted principally from originations of one-to-four family mortgage loans, non-residential real estate loans, multi-family housing loans and residential construction loans. While the banking industry has seen increases in loan delinquencies and defaults over the past year, particularly in the subprime sector, the Company has not experienced losses in its loan portfolio due primarily to its conservative underwriting policies. As of September 30, 2008 and 2007, the Company had no non-performing loans and the allowance for loan losses was 0.28% and 0.18% of loans outstanding, respectively. There were $1,000 and $7,000 of loans charged off in the years ended September 30, 2008 and 2007, respectively and no recoveries in the years ended September 30, 2008 or 2007. Despite a weakening economy nationally as well as in our primary market area, there was no material shift in the loan portfolio, delinquency levels, loss experience, or other factors affecting the Bank. Loans grew by $34.4 million during the year ended September 30, 2008 and as a result of loan growth and the deterioration of economic conditions in the Company’s primary market area, $248,000 was added to the allowance for loan losses.

Additions to premises and equipment related principally to the leasehold and furniture and equipment costs of the new Eastchester and Greenburgh branches which opened in 2008.

Purchases of Federal Home Loan Bank of New York (“FHLB”) stock resulted from additional borrowings, which are required by FHLB.

Deposits increased by $11.3 million, or 9.6%, from $117.5 million as of September 30, 2007 to $128.8 million as of September 30, 2008. The increase in deposits resulted from offering more competitive interest rates on money market accounts and short-term certificates of deposit, offset in part by decreases in savings balances as customers shifted savings into higher yielding certificates of deposit. Deposits as of September 30, 2008 also include $4.0 million of brokered deposits which were used to improve liquidity during a period of tight credit and economic uncertainty.

Advances from the FHLB increased to $50.8 million as of September 30, 2008 from $30.0 million as of September 30, 2007 and were used to fund loan demand.

Stockholders’ equity decreased from $24.4 million at September 30, 2007 to $21.7 million at September 30, 2008 as a result of the net loss incurred during the period and the purchase for $856,000, of 82,206 shares of the Company’s common stock to fund the Management Recognition Plan (“MRP”) by the plan’s independent trustee and the purchase of 98,647 shares of the Company’s common stock under the previously announced stock buy back program for $999,000.

Comparison of Operating Results for the Year Ended September 30, 2008 and 2007

General. The Company incurred a net loss of $857,000 for the year ended September 30, 2008, compared to a net loss of $803,000 for the year ended September 30, 2007. The increase in the net loss resulted primarily from an increase in total interest expense, provision for loan losses and non-interest expense, offset by increases in total interest income and non-interest income. Non-interest expense increased in the year ended September 30, 2008 as compared to 2007 as a result of higher salaries and benefits, higher occupancy costs, professional fees and other expenses, partially offset by the fact that there was no contribution to the Community Mutual Charitable Foundation in 2008.

Interest Income. Total interest income increased $2.8 million, or 37.1%, to $10.3 million for the year ended September 30, 2008 from $7.5 million for the year ended September 30, 2007. The increase in interest income was due to increases of $3.1 million in interest income from loans, offset by a decrease of $352,000 in interest income from securities, Federal funds sold and other interest-earning assets.

CMS Bancorp, Inc.

Interest income from loans increased by $3.1 million, or 48.1%, to $9.7 million for the year ended September 30, 2008 from $6.5 million for the year ended September 30, 2007. The increase was due to a $49.9 million, or 44.9%, increase in the average balance of loans to $161.0 million in the year ended September 30, 2008 from $111.1 million in the year ended September 30, 2007 and an increase in the associated average yields to 6.00% for 2008 from 5.87% for 2007, as additions to the loan portfolio were made at interest rates that were higher than the interest rate on the overall portfolio. The $49.9 million increase in average loan balances in the year ended September 30, 2008 was principally from originations of conventional one-to-four-family residential mortgages, and to a lesser degree from originations and higher usage of home equity lines as well as originations of non-residential real estate loans, multi-family housing loans and residential construction loans. The higher balances contributed $3.0 million of the $3.1 million increase in interest income from loans and the higher interest rates contributed the balance of such increase.

Interest income from securities decreased by $193,000 to $259,000 for the year ended September 30, 2008 from $452,000 for the year ended September 30, 2007. The decrease in interest income from securities was due to maturities of U.S. Government Agency bonds which, net of reinvestments, caused the average balance to decrease by $6.2 million in the year ended September 30, 2008 compared to 2007. The impact of the bond maturities was partially offset by an increase in the average yield on securities to 4.32% for the year ended September 30, 2008 compared to 3.72% for the year ended September 30, 2007, as the result of maturities of bonds with lower yields and reinvestment of maturities into securities with higher yields. Interest income on Federal Funds sold decreased by $224,000 to $179,000 in the year ended September 30, 2008 from $403,000 in 2007 as a result of lower average balances invested and lower interest rates earned. Interest income on other interest-earning assets increased by $65,000 to $194,000 in the year ended September 30, 2008 from $129,000 in 2007 as a result of higher average balances invested, offset by lower interest rates earned.

Interest Expense. Total interest expense increased by $1.6 million, or 51.9%, to $4.6 million in the year ended September 30, 2008 compared to $3.0 million in 2007. More competitive pricing of interest bearing demand deposit accounts resulted in an increase in the average balance of $4.0 million, from $6.4 million in the year ended September 30, 2007 to $10.4 million in 2008, offset by a decrease in the average interest rate on interest bearing demand deposits from 3.70% in the year ended September 30, 2007 to 2.71% in 2008. The decrease in the average interest rate on these deposits resulted from decreases in market interest rates following reductions in the Federal Funds rate, which was 4.75% as of September 30, 2007 and 2.00% as of September 30, 2008. Interest on savings and clubs accounts declined by $18,000 as a result of the average balances declining from $44.5 million in the year ended September 30, 2007 to $40.2 million in 2008. More competitive market rates offered on certificates of deposit resulted in an increase in the average balance of $9.0 million, to $57.7 million for the year ended September 30, 2008. Interest expense on certificates of deposit increased by $129,000 in the year ended September 30, 2008 compared to 2007, which was comprised of a $235,000 increase due to higher volume and a $106,000 decrease due to lower interest rates. The average balance of borrowed money, which was used to fund loan demand, increased to $37.0 million in the year ended September 30, 2008 compared to $6.6 million in 2007, at an average interest rate on these borrowings of 4.69% in the year ended September 30, 2008 compared to 4.97% in 2007.

Net Interest Income. Net interest income increased $1.2 million, or 27.2%, to $5.7 million for the year ended September 30, 2008 from $4.5 million for the year ended September 30, 2007. Increases in both average interest-earning assets and the yield on those assets in the year ended September 30, 2008 as compared to 2007 were offset by increases in the cost of interest-bearing liabilities and increases in average demand deposit, certificate of deposit and borrowing balances. The average rate on interest-bearing liabilities rose in response to higher average balances of borrowed money, which carries a higher interest rate.

Provision for Loan Losses. The allowance for loan losses was $516,000, or 0.28%, of gross loans outstanding at September 30, 2008 compared to $269,000, or 0.18%, of gross loans outstanding at September 30, 2007. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio,

CMS Bancorp, Inc.

delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. Despite a weakening economy nationally as well as in our primary market area, there was no material change in the delinquency levels, loss experience, or other factors affecting the Bank. Loans grew by $34.4 million during the year ended September 30, 2008, including additions in non-residential mortgages and multifamily construction mortgages, and, as a result of loan growth and the deterioration of economic conditions in the Company’s primary market area, $248,000 was added to the allowance for loan losses in the year ended September 30, 2008. The Bank has allocated the allowance for loan losses among categories of loan types as well as classification status at each period end date.

Non-interest Income. Non-interest income of $322,000 in the year ended September 30, 2008 was higher than the comparable 2007 amount of $279,000 as a result of fees earned from referring a loan which was outside the Bank’s lending parameters to another lender and loans originated for other lenders, offset in part by decreases in other service charges.

Non-interest Expenses. Non-interest expenses were $7.0 million and $5.5 million for the year ended September 30, 2008 and 2007, respectively, representing an increase of $1.5 million, or 27.9%. Higher salaries and benefits ($1.0 million) resulted from additions to staff in branches, lending, compliance and operations, as well as raises and incentive compensation, and higher benefit costs, including the cost of the employee stock ownership plan and stock based compensation. Higher net occupancy costs ($444,000) and equipment costs ($89,000) resulted principally from the leases on the new Eastchester and Greenburgh branch locations. In addition, occupancy and equipment costs in the year ended September 30, 2008 include $237,000 of costs relating to two older branches which have been relocated and will no longer be used. Professional fees were $757,000 in the year ended September 30, 2008 and $388,000 in the year ended September 30, 2007. The increase resulted from costs associated with the proxy statements and the special shareholders meeting and annual shareholders’ meeting, the cost of preparing and filing the first annual report and Form 10-KSB and the cost of the Registration Statement on Form S-8 for the stock option and management recognition programs, legal fees associated with a suit by two former employees and other costs associated with operating as a public company. In addition, professional fees were higher due to the Compensation Committee’s engagement of outside compensation consultants and attorneys to review employment contracts and to a lesser degree, costs of documenting internal controls as required by the Sarbanes-Oxley Act. Advertising costs were $139,000 and $64,000 in the year ended September 30, 2008 and 2007, respectively. The increase of $75,000 resulted from advertising for new branches and general retail advertising. Director’s fees increased by $55,000 in the year ended September 30, 2008 as a result of additional board committee meetings and stock based compensation. Contributions in the year ended September 30, 2007 included the contribution to The Community Mutual Charitable Foundation made in conjunction with the public offering of the Company’s common stock. No such contributions were made in 2008. Other non-interest expense increased by $274,000 in the year ended September 30, 2008 principally as a result of costs associated with operating as a public company, including Delaware state franchise taxes, the cost of proxy solicitation and printing the proxy statement and an insurance deductible on a check cashing fraud.

Income Tax Expense (Benefit). The income tax benefit was $396,000 in the year ended September 30, 2008 compared to an expense of $7,000 in 2007. The tax provision (benefit) is recorded based on pretax income (loss), at the statutory rate for federal tax purposes and the higher of the statutory rate or minimum tax rate for state purposes. The effective tax rate in the year ended September 30, 2008 and 2007 was different than the statutory rate as a result of providing for New York State minimum taxes. The tax benefit in the year ended September 30, 2007 was different than the benefit which would be expected from applying the statutory rate because deductions for contributions are limited to 10% of pre-tax income before the contribution and any unused charitable contribution can be carried forward for five years. The ability to realize sufficient future profits to utilize the contribution carryforward cannot be assured and as a result, the tax benefit of the contribution carryforward was not recognized by the Company by providing for a valuation allowance.

CMS Bancorp, Inc.

Management of Market Risk

As a financial institution, the Company’s primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a significant portion of its assets and liabilities. Fluctuations in interest rates will also affect the market value of interest-earning assets and liabilities, other than those which possess a short-term maturity. Interest rates are highly sensitive to factors that are beyond the Company’s control, including general economic conditions, inflation, changes in the slope of the interest rate yield curve, monetary and fiscal policies of the federal government and the regulatory policies of government authorities. Due to the nature of the Company’s operations, it is not subject to foreign currency exchange or commodity price risk. Instead, the Company’s loan portfolio, concentrated in Westchester County, New York, is subject to the risks associated with the economic conditions prevailing in its market area.

The primary goals of the Company’s interest rate management strategy are to determine the appropriate level of risk given the business strategy and then manage that risk so as to reduce the exposure of the Company’s net interest income to fluctuations in interest rates. Historically, the Company’s lending activities have been dominated by one- to four-family real estate mortgage loans. The primary source of funds has been deposits and FHLB borrowings which have substantially shorter terms to maturity than the loan portfolio. As a result, the Company has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to limiting terms of fixed rate one- to four-family mortgage loan originations which are retained in the Company’s portfolio, emphasizing investments with short- and intermediate-term maturities of less than five years and borrowing term funds from FHLB.

In addition, the actual amount of time before mortgage loans are repaid can be significantly impacted by changes in mortgage prepayment rates and market interest rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the assumability of the underlying mortgages. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. The Company monitors interest rate sensitivity so that it can make adjustments to its asset and liability mix on a timely basis.

CMS Bancorp, Inc.

Interest Rate Risk

The Company uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the three-year period following the current financial statements. The changes in interest income and interest expense due to changes in interest rates reflect the interest sensitivity of the Company’s interest-earning assets and interest-bearing liabilities.

The table below sets forth the latest available estimated changes in net interest income, as of June 30, 2008 that would result from various basis point changes in interest rates over a twelve-month period.

	Net Interest Income
Change in Interest Rates In Basis Points (Rate Shock)	Amount	Dollar Change	Percent Change
	(Dollars in thousands)
300	$5,750	$(413)	-6.7%
200	5,896	(267)	-4.3%
100	6,033	(130)	-2.1%
0	6,163	—	0.0%
-100	6,276	113	1.8%
-200	6,303	140	2.3%

Liquidity and Capital Resources

The Company is required to maintain levels of liquid assets sufficient to ensure the Company’s safe and sound operation. Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Company adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings and loan funding commitments. The Company also adjusts its liquidity level as appropriate to meet its asset/liability objectives.

The Company’s primary sources of funds are deposits, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances and loans, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition. The Company’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as Federal Funds and other interest-earning assets. If the Company requires funds beyond its ability to generate them internally, the Company can acquire brokered certificates of deposit and borrowing agreements exist with the FHLB which provide an additional source of funds. At September 30, 2008 and 2007, the Company had $50.8 million and $30.0 million of advances from the Federal Home Loan Bank of New York, respectively. In addition, we submitted an application to the U.S. Treasury and are still evaluating whether to participate in the CPP. If we are approved and elect to participate in the CPP, we could receive up to $3.2 million upon issuance of preferred stock and warrants to the U.S. Treasury.

CMS Bancorp, Inc.

In the year ended September 30, 2008, net cash provided by operating activities was $55,000, compared to $155,000 in 2007. In the year ended September 30, 2008, the net loss of $857,000 was offset by non-cash expenses of $396,000.

In the year ended September 30, 2008, investing activities used $43.0 million of cash, compared to $37.3 million in 2007. In the year ended September 30, 2008, net investments in securities used $5.8 million of cash, loan growth used $34.7 million of cash and additions to premises and equipment used $1.4 million of cash. In the year ended September 30, 2007, maturities and repayments of securities provided cash of $14.8 million of cash and loan growth used $50.1 million.

Net cash provided by financing activities was $30.8 million and $51.6 million in the years ended September 30, 2008 and 2007, respectively. In 2008, increases in retail deposits provided $7.3 million of cash, brokered certificates of deposit provided $4.0 million and net borrowings from FHLB provided $20.8 million of cash, while purchases of stock under the buyback program and to fund the management recognition plan used $1.9 million of cash. In 2007, higher deposits provided cash of $8.7 million, and net proceeds from the sale of common stock of the Company provided cash of $17.0 million while net FHLB borrowing provided $25.8 million of cash.

The Company anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2008, the Company had cash and cash equivalents of $5.4 million and securities of $10.4 million. At September 30, 2008, the Company has outstanding commitments to originate loans of $3.6 million and $7.8 million of undisbursed funds from approved lines of credit, principally under a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2008, totaled $59.0 million. Management believes that, based upon its experience and the Company’s deposit flow history, a significant portion of such deposits will remain with the Company.

During the year ended September 30, 2008, an independent trustee purchased 82,206 shares of the Company’s common stock to fund the MRP, for $856,000. These shares are recorded as a reduction of additional paid in capital at September 30, 2008.

On April 17, 2008, the Company’s Board of Directors approved a stock buy back plan that authorized the Company to buy back up to 98,647 shares of the outstanding stock of the Company. The buy back was administered as a 10(b)5-1 plan by Stifel Nicolaus, the Company’s investment banker. Through September 30, 2008, 98,647 shares of the Company’s common stock had been purchased for $999,000 or an average price of $10.13 per share.

On September 25, 2008, the Company’s Board of Directors approved an additional stock buy back plan that authorizes the Company to buy back up to 93,715 shares of the outstanding stock of the Company. The buy back is being administered as a 10(b)5-1 plan by Stifel Nicolaus, the Company’s investment banker.

The Company has an overnight line of credit and a one month overnight repricing line of credit commitment with the Federal Home Loan Bank of New York totaling $18.6 million, which expire on July 31, 2009, of which $15.9 million was in use at September 30, 2008. The Company can borrow up to 50% of its assets from the Federal Home Loan Bank, limited to 30% of its assets based on qualifying mortgages pledged as collateral and 20% of its assets based on investment securities pledged as collateral.

CMS Bancorp, Inc.

The following table sets forth the Bank’s capital position at September 30, 2008, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$15,127	14.28%	$	≥8,471	≥8.00%	$	≥10,589	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	14,611	13.80		—	—		≥6,354	≥6.00
Core (Tier 1) capital (to total assets)	14,611	7.23		≥8,079	≥4.00		≥10,099	≥5.00
Tangible capital (to total assets)	14,611	7.23		≥3,030	≥1.50		—	—

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial position, results of operations and cash flows.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the fiscal years beginning after November 15, 2007, with the opportunity to early adopt SFAS No. 159 as of the beginning of a fiscal year that begins on or before November 15, 2007, as long as certain additional conditions are met. The Company decided not to adopt SFAS No. 159.

In February 2008, the FASB issued a FASB Staff Position (FSP) FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” This FSP addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one “linked” transaction. The FSP includes a “rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

CMS Bancorp, Inc.

In February 2008, FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company does not expect the adoption of FSP 157-2 will have a material impact on its consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active” (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to our financial statements on September 30, 2008. The application of the provisions of FSP 157-3 did not materially affect our results of operations or financial condition.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike industrial companies, the Company’s assets and liabilities are primarily monetary in nature. As a result, the effect of changes in interest rates will have a more significant impact on the Company’s performance than will the effect of changing prices and inflation in general.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statements of financial condition of CMS Bancorp, Inc. and subsidiary (the “Company”) as of September 30, 2008 and 2007, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiary as of September 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company changed its method of accounting for the Defined Benefit Pension Plan in 2007.

Beard Miller Company LLP

Clark, New Jersey

December 15, 2008

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2008	September 30, 2007
	(Dollars in thousands, except per share data)
ASSETS
Cash and amounts due from depository institutions	$1,270	$1,164
Interest-bearing deposits	4,132	3,276
Federal funds sold	—	13,100

Total cash and cash equivalents	5.402	17,540
Securities available for sale	10,179	2,116
Securities held to maturity, estimated fair value of $209 and $2,463, respectively	191	2,449
Loans receivable, net of allowance for loan losses of $516 and $269, respectively	181,133	146,701
Premises and equipment	2,494	1,326
Federal Home Loan Bank of New York stock	2,587	1,550
Accrued interest receivable	781	795
Other assets	1,163	1,029

Total assets	$203,930	$173,506

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$128,757	$117,500
Securities sold under repurchase agreements	614	—
Advances from Federal Home Loan Bank of New York	50,767	30,000
Advance payments by borrowers for taxes and insurance	387	366
Other liabilities	1,696	1,286

Total liabilities	182,221	149,152

Stockholders’ equity
Preferred stock, $.01 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 14,000,000 shares authorized, 2,055,165 shares issued; 1,956,518 (2008) and 2,055,165 (2007) shares outstanding, respectively	21	21
Additional paid in capital	17,852	18,535
Retained earnings	6,784	7,641
Treasury stock, 98,647 shares (2008)	(999)	—
Unearned Employee Stock Ownership Plan (ESOP) shares	(1,562)	(1,617)
Accumulated other comprehensive (loss)	(387)	(226)

Total stockholders’ equity	21,709	24,354

Total liabilities and stockholders’ equity	$203,930	$173,506

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2008	2007
	(Dollars in thousands, except per share data)
Interest income
Loans, including fees	$9,659	$6,521
Securities, taxable	259	452
Federal funds sold	179	403
Other interest-earning assets	194	129

Total interest income	10,291	7,505

Interest expense
Deposits	2,840	2,684
Mortgage escrow funds	16	12
Borrowings, short-term	53	101
Borrowings, long-term	1,665	214

Total interest expense	4,574	3,011

Net interest income	5,717	4,494
Provision for loan losses	248	60

Net interest income after provision for loan losses	5,469	4,434

Non-interest income
Fees and service charges	257	270
Other	65	9

Total non-interest income	322	279

Non-interest expenses
Salaries and employee benefits	3,665	2,635
Net occupancy	1,067	623
Equipment	539	450
Professional fees	757	388
Advertising	139	64
Federal insurance premium	15	13
Directors’ fees	180	125
Other insurance	63	79
Bank charges	74	66
Contributions	—	795
Other	545	271

Total non-interest expenses	7,044	5,509

(Loss) before income taxes (benefit)	(1,253)	(796)
Income tax (benefit) expense	(396)	7

Net (loss)	$(857)	$(803)

Net (loss) per common share
Basic and diluted	$(0.46)	$(0.38)

Weighted average number of common shares outstanding
Basic and diluted	1,855,846	1,892,122

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2008 and 2007

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive (Loss)	Total
Balance September 30, 2006	$—	$—	$8,444	$—	$—	$(137)	$8,307

Net loss			(803)				(803)
Other comprehensive income						13	13

Total comprehensive loss							(790)

Adjustment to initially apply FASB Statement No. 158, net of tax of $68						(102)	(102)
Issuance of common stock	21	18,534					18,555
Common stock issued to ESOP					(1,644)		(1,644)
ESOP shares committed for release		1			27		28

Balance September 30, 2007	21	18,535	7,641	—	(1,617)	(226)	24,354
Net loss			(857)				(857)
Other comprehensive loss						(161)	(161)

Total comprehensive loss							(1,018)

ESOP shares committed for release		(1)			55		54
Stock Option expense		70					70
Restricted Stock Award expense		104					104
Stock Purchased to Fund Management Recognition Plan		(856)					(856)
Treasury stock purchased – (98,647 shares)				(999)			(999)

Balance September 30, 2008	$21	$17,852	$6,784	$(999)	$(1,562)	$(387)	$21,709

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2008	2007
	(In thousands)
Cash flows from operating activities
Net (loss)	$(857)	$(803)
Adjustments to reconcile net (loss) to net cash provided by operating activities
Depreciation of premises and equipment	224	133
Amortization and accretion, net	45	76
Provision for loan losses	248	60
Deferred income taxes	(349)	(13)
Stock contributed to The Community Mutual Charitable Foundation	—	714
ESOP expense	54	28
Stock option expense	70	—
Restricted stock award expense	104	—
(Increase) decrease in interest receivable	14	(157)
(Increase) in other assets	321	(12)
Increase (decrease) in accrued interest payable	(49)	383
Increase (decrease) in other liabilities	230	(254)

Net cash provided by operating activities	55	155

Cash flows from investing activities
Proceeds from maturities of securities available for sale	2,046	2,000
Proceeds from maturities of securities held to maturity	2,200	12,731
Purchases of securities available for sale	(10,792)	—
Principal repayments on securities available for sale	645	10
Principal repayments on securities held to maturity	58	31
Net (increase) in loans receivable	(34,725)	(50,122)
Additions to premises and equipment	(1,392)	(773)
Purchase of Federal Home Loan Bank of N.Y. stock	(1,037)	(1,199)

Net cash (used for) investing activities	(42,997)	(37,322)

Cash flows from financing activities
Net increase in deposits	11,257	8,716
Net increase in securities sold under repurchase agreements	614	—
Proceeds from issuance of common stock	—	18,657
Stock issued to ESOP	—	(1,644)
Advances from Federal Home Loan Bank of N.Y.	20,900	30,000
Repayment of advances from Federal Home Loan Bank of N.Y.	(133)	(4,204)
Net increase in payments by borrowers for taxes and insurance	21	121
Purchase of treasury stock	(999)	—
Funding of restricted stock awards	(856)	—

Net cash provided by financing activities	30,804	51,646

Net (decrease) increase in cash and cash equivalents	(12,138)	14,479
Cash and cash equivalents – beginning	17,540	3,061

Cash and cash equivalents – ending	$5,402	$17,540

Supplemental information
Cash paid during the period for
Interest	$4,623	$2,628

Income taxes	$—	$9

See notes to consolidated financial statements.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Principles of Consolidation, Reorganization and Initial Public Offering

The consolidated financial statements include the accounts of CMS Bancorp, Inc. (the “Company”) and its wholly owned subsidiary, Community Mutual Savings Bank (the “Bank”). The Company’s business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

On April 3, 2007, the Bank reorganized from a New York State-chartered mutual savings bank to a federally-chartered mutual savings bank and simultaneously converted from a federally-chartered mutual savings bank to a federally-chartered stock savings bank, with the concurrent formation of a stock holding company. After the conversion and offering, all of the Bank’s stock is owned by the Company. In connection with the conversion and offering, the Company issued an aggregate of 2,055,165 shares of common stock, consisting of 164,413 shares to the Company’s Employee Stock Ownership Program (“ESOP”), 71,415 shares to The Community Mutual Charitable Foundation (the “Foundation”) and 1,819,337 shares sold to the public at a purchase price of $10.00 per share. The net proceeds from the sale of shares to the public amounted to $16,196,000 ($18,193,000 of proceeds, net of reorganization expenses of $1,997,000). The management and business operations of the Bank continued unchanged after the conversion and offering.

Note 2 - Summary of Significant Accounting Policies

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

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Securities

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt securities not classified as trading securities or as held-to-maturity securities, are classified as available for sale securities and reported at fair value, with unrealized holding gains and losses, net of applicable income taxes, reported in accumulated other comprehensive income (loss), as a separate component of stockholders’ equity. The Company has no securities classified as trading securities.

On at least a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

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

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that represents management’s best estimate of losses known and inherent in the loan portfolio that are both probable and estimable. The allowance is decreased by loan charge-offs, increased by subsequent recoveries of loans previously charged off, and then adjusted, via either a charge or credit to operations, to an amount determined by management to be necessary. Loans or portions thereof, are charged off when, after collection efforts are exhausted, they are determined to be uncollectible. Management of the Company, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume inherent in its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

review of such information and/or appraisals of the underlying collateral. General loan losses are determined based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment. Although management believes that specific and general loan losses are established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to principal and then to interest receivable.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to originate loans secured by real estate and purchase investments and mortgage-backed securities. The potential for interest-rate risk exists when interest-sensitive liabilities reprice at different times and rates than interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. Management regularly monitors the maturity structure of the Company’s assets and liabilities in order to measure its level of interest-rate risk and plan for projected future volatility.

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Federal income taxes are allocated to the Company and the Bank based upon the contribution of their respective income or loss to the consolidated return. The Company and the Bank file a combined state income tax return.

Federal and state income taxes have been provided on the basis of reported income (loss). The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the treatment of certain items for financial statement and income tax reporting purposes. Deferred income taxes have been recorded to recognize such temporary differences. The realization of deferred tax assets is assessed and a valuation allowance is provided, when necessary, for that portion of the asset which more likely than not will not be realized.

Benefit Plans

The Company has a non-contributory defined benefit pension plan covering all eligible employees. The Company also has a 401(k) retirement plan and an ESOP, both of which are defined contribution plans.

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

In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of Statement No.’s 87, 88, 106 and 132R. SFAS No. 158 requires major changes to accounting for defined benefit and other postretirement plans. SFAS No. 158, which the Company adopted as of September 30, 2007, requires recognition of the over-funded or under-funded status of the benefit plans as an asset or liability in the consolidated statement of financial condition, with the changes in the funded status recorded through other comprehensive income (loss) in the year in which the change occurs.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Net Income (Loss) Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding. Basic net loss per common share for the year ended September 30, 2007 is calculated by utilizing the net loss for the period April 3, 2007, the date the Company completed its public stock offering, through September 30, 2007 ($723,000) and the weighted average number of common outstanding during the same period. The stock options granted during the year ended September 30, 2008, were antidilutive and were therefore excluded from common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and diluted net loss per share until they are committed to be released.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 - Securities Available for Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2008
U.S. Government agencies
Due after one but within five years	$2,000	$—	$1	$1,999
Mortgage-backed securities	8,213	20	53	8,180

	$10,213	$20	$54	$10,179

September 30, 2007
U.S. Government agencies
Due within one year	$2,042	$—	$1	$2,041
Mortgage-backed securities	71	4	—	75

	$2,113	$4	$1	$2,116

The age of unrealized losses and fair value of related securities available for sale at September 30, 2008 and 2007 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2008
U.S. Government agencies	$1,999	$1	$—	$—	$1,999	$1
Mortgage-backed securities	6,090	53	—	—	6,090	53

	$8,089	$54	$—	$—	$8,089	$54

September 30, 2007
U.S. Government agencies	$—	$—	$2,041	$1	$2,041	$1

At September 30, 2008, management concluded that the unrealized losses above (which related to three securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of securities. Additionally, the Company has the intent and ability to hold these investments for a period of time necessary to recover the amortized cost.

There were no sales of securities available for sale during the years ended September 30, 2008 or 2007.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 4 - Securities Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2008
Mortgage-backed securities
Due after ten years	$191	$18	$—	$209

	$191	$18	$—	$209

September 30, 2007
U.S. Government agencies
Due within one year	$2,200	$—	$4	$2,196
Mortgage-backed securities
Due after ten years	249	18	—	267

	$2,449	$18	$4	$2,463

The age of unrealized losses and fair value of related securities held to maturity at September 30, 2007 was as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2007
U.S. Government agencies	$—	$—	$2,196	$4	$2,196	$4

As of September 30, 2007, management concluded that the unrealized losses above were temporary in nature since they were primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Company has the intent and ability to hold these investments for a period of time necessary to recover the amortized cost.

There were no sales of securities held to maturity during the years ended September 30, 2008 and 2007.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 - Loans Receivable

	September 30,
	2008	2007
	(In thousands)
Real estate
One-to four-family	$156,519	$131,579
Multi-family	2,435	1,509
Non-residential	9,819	2,879
Construction	2,409	954
Equity and second mortgages	8,147	7,974

	179,329	144,895

Commercial	600	500

Consumer
Passbook and other	371	424
Student	17	20
Checking overdraft	18	15

	406	459

Total Loans	180,335	145,854
Allowance for loan losses	(516)	(269)
Net deferred loan origination costs	1,314	1,116

	$181,133	$146,701

The following is an analysis of the allowance for loan losses:

	Years Ended September 30,
	2008	2007
	(In thousands)
Balance – beginning of year	$269	$216
Provision charged to operations	248	60
Loans charged off	(1)	(7)

Balance – end of year	$516	$269

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 - Loans Receivable (Continued)

At September 30, 2008 and 2007, and during the years then ended, the Company had no loans which were considered to be impaired or placed on non-accrual status.

At September 30, 2008 and 2007, loans serviced for the benefit of others totaled $151,000 and $550,000, respectively.

Note 6 - Premises and Equipment

	September 30,
	2008	2007
	(In thousands)
Land	$179	$179

Buildings and improvements	1,156	1,150
Accumulated depreciation	(461)	(433)

	695	717

Leasehold improvements	1,167	445
Accumulated amortization	(267)	(330)

	900	115

Furnishings and equipment	1,886	1,899
Accumulated depreciation	(1,166)	(1,584)

	720	315

	$2,494	$1,326

Note 7 – Accrued Interest Receivable

	September 30,
	2008	2007
	(In thousands)
Loans	$731	$741
Securities	50	54

	$781	$795

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 8 – Deposits

	September 30,
	2008		2007
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Demand deposits
Non-interest bearing deposits	$10,361	—	$12,487	—
Interest bearing deposits	10,092	1.86%	8,173	3.92%

	20,453	0.92%	20,660	1.55%
Savings and club deposits	37,933	0.40%	42,026	0.40%
Certificates of deposit	70,371	3.50%	54,814	4.78%

	$128,757	2.17%	$117,500	2.65%

The scheduled maturities of certificates of deposit are as follows:

	September 30,
	2008	2007
	(In thousands)
One year or less	$59,018	$47,141
After one to two years	6,781	2,636
After two to three years	3,708	1,664
After three years to four years	165	3,256
After four years to five years	699	117

	$70,371	$54,814

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $26,530,000 and $17,392,000 at September 30, 2008 and 2007, respectively. Deposits in excess of $250,000 are generally not insured by Federal Deposit Insurance Corporation.

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2008	2007
	(In thousands)
Demand deposits	$283	$238
Savings and club deposits	160	178
Certificates of deposit	2,397	2,268

	$2,840	$2,684

Note 9 - Securities Sold Under Agreements to Repurchase

At September 30, 2008, the Company had securities sold under agreements to repurchase totaling $614,000 which bear interest at the federal funds rate, less 125 basis points (0.75% at September 30, 2008). The accounts were secured by the pledge of a Federal Home Loan Mortgage Corp. bond with a fair value of $1,999,000 as of September 30, 2008.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 10 - Advances from Federal Home Loan Bank of New York (“FHLB”)

	September 30,
	2008	2007
	(In thousands)
Overnight borrowings with interest at 1.63%	$15,900	$—
Five year advance, maturing August 15, 2012, convertible on August 15, 2010, with interest payable quarterly at 4.78%	10,000	10,000
Five year advance, maturing August 8, 2012, convertible on August 8, 2009, with interest payable quarterly at 4.81%	10,000	10,000
Seven year advance, maturing December 29, 2014, convertible on December 29, 2009, with interest payable quarterly at 3.56%	5,000	—
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	9,867	10,000

Total	$50,767	$30,000

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

	September 30,
	2008	2007
	(In thousands)
2008	$—	$133
2009	16,040	140
2010	149	149
2011	157	157
2012	20,166	20,166
2013	176	—
Thereafter	14,079	9,255

	$50,767	$30,000

These FHLB advances are secured by stock of the FHLB in the amount of $2,587,000 and $1,550,000 at September 30, 2008 and 2007, respectively, and a blanket assignment of qualifying loans and securities.

The Company has an overnight line of credit and a one month overnight repricing line of credit commitment with the Federal Home Loan Bank of New York totaling $18.6 million, which expires on July 31, 2009, of which $15.9 million was in use at September 30, 2008.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 - Lease Commitments and Total Rental Expense

The Company leases six locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2008 (in thousands):

Years ended September 30,
2009	$444
2010	443
2011	369
2012	370
2013	396
Thereafter	1,335

$3,357

The total rental expense and related charges for all leases for the years ended September 30, 2008 and 2007 was $821,000 and $470,000, respectively. Rental expense in 2008 includes $210,000 relating to two older branches which have been relocated and will no longer be used.

Note 12 - Income Taxes

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

Retained earnings at September 30, 2008 include approximately $1,981,000 of such bad debt deduction for which federal income taxes of approximately $612,000 have not been provided. In addition, deferred New York State taxes of approximately $369,000 have not been provided on bad debt deductions in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes (benefit) are as follows:

	Years Ended September 30,
	2008	2007
	(In thousands)
Current income tax expense (benefit)
Federal	$(67)	$5
State	20	15

	(47)	20

Deferred income tax expense (benefit)
Federal	(270)	(10)
State	(79)	(3)

	(349)	(13)

	$(396)	$7

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 12 - Income Taxes (Continued)

The following table reconciles the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income (loss) before income taxes:

	Years Ended September 30,
	2008	Percent of Pretax Loss	2007	Percent of Pretax Income
	(Dollars in thousands)
Federal income taxes (benefit)	$(426)	(34.0)%	$(271)	(34.0)%
Increases (decreases) in income taxes resulting from:
Valuation Allowance	—	—	270	33.6
State income taxes, net of federal income tax effect	(39)	(3.1)%	8	1.0
Non-deductible benefit plan	30	2.4%	—	—
Other items, net	39	31. %	—	—

Effective Income Taxes	$(396)	(31.6)%	$7	0.6%

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2008	2007
	(In thousands)
Deferred tax assets
Allowance for loan losses	$206	$108
Deferred rent	115	28
Contribution carryover	270	270
SFAS 158 adjustment	244	152
Accrued pension	39	—
Unrealized loss on securities available for sale	14	—
Stock based compensation	49	—
Other	7	—

Total Deferred Tax Assets	944	558

Deferred tax liabilities
Accrued pension	—	30
Depreciation	2	41
Unrealized gain on securities available for sale	—	1

Total Deferred Tax Liabilities	2	72

Valuation allowance	(270)	(270)

Net Deferred Tax Assets Included in Other Assets	$672	$216

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 13 - Comprehensive Income (Loss)

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

Other comprehensive income (loss) is summarized as follows:

	Years Ended September 30,
	2008	2007
	(In thousands)
Securities available for sale
Net unrealized holding gains (losses) arising during the year, net of income taxes of $15,000 and $(9,000), respectively	$(24)	$13
Defined benefit plan adjustment, net of income taxes of $92,000	(137)	—

	$(161)	$13

Accumulated other comprehensive (loss), which is included in stockholders’ equity, consisted of the following:

	September 30,
	2008	2007
	(In thousands)
Net unrealized holding (losses) gains on securities available for sale, net of deferred income tax of $14,000 and $(1,000), respectively	$(21)	$2
SFAS 158 adjustment, net of related deferred taxes of $244,000 and $152,000, respectively	(366)	(228)

	$(387)	$(226)

Note 14 - Regulatory Matters

For the purpose of granting eligible account holders a priority in the event of future liquidation, the Bank, at the time of conversion, established a liquidation account in an amount equal to its retained earnings of $8.3 million at September 30, 2006. In the event of a future liquidation of the Bank (and only in such event), an eligible account holder who continues to maintain his or her deposit account shall be entitled to receive a distribution from the special account. The total amount of the special account is decreased (but never increased) in an amount proportionally corresponding to decreases in the deposit account balances of eligible account holders as of each subsequent year end. After conversion, no dividends may be paid to stockholders if such dividends would reduce retained earnings of the converted Bank below the amount required by the special account.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 - Regulatory Matters (Continued)

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

The following tables present a reconciliation of the Bank’s capital based on generally accepted accounting principles (“GAAP”) and regulatory capital at the dates presented:

	September 30,
	2008	2007
	(In thousands)
GAAP capital	$14,940	$15,628
Disallowed deferred tax asset	(672)	(216)
Pension liability, net of deferred taxes	366	228
Unrealized (gain) loss on securities available for sale	21	(2)
Intangible asset	(44)	(64)

Tier I and tangible capital	14,611	15,574
General valuation allowance	516	269

Total Regulatory Capital	$15,127	$15,843

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 - Regulatory Matters (Continued)

The following table sets forth the Bank’s capital position at September 30, 2008, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes				To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in thousands)
September 30, 2008
Total capital (to risk-weighted assets)	$15,127	14.28%	$	≥8,471	≥	8.00%	$	≥10,589	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	14,611	13.80		—		—	≥	6,354	≥	6.00
Core (Tier 1) capital (to total assets)	14,611	7.23	≥	8,079	≥	4.00	≥	10,099	≥	5.00
Tangible capital (to total assets)	14,611	7.23	≥	3,030	≥	1.50		—		—
September 30, 2007
Total capital (to risk-weighted assets)	$15,843	17.34%	$	≥7,309	≥	8.00%	$	≥9,136	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	15,574	17.05		—		—	≥	5,482	≥	6.00
Core (Tier 1) capital (to total assets)	15,574	8.99	≥	6,960	≥	4.00	≥	8,662	≥	5.00
Tangible capital (to total assets)	15,574	8.99	≥	2,599	≥	1.50		—		—

As of the most recent notification from the regulatory authorities, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s regulatory capital categorization.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans

Pension Plan

The Bank maintains a non-contributory defined benefit pension plan (the “Plan”) covering all eligible employees. The benefits are based on employees’ years of service and compensation. The Bank’s policy is to fund the Plan annually with at least the minimum contribution deductible and/or allowable for federal income tax purposes.

The following table sets forth the Plan’s funded status and components of net periodic pension cost:

	September 30,
	2008	2007
	(Dollars in thousands)
Change in benefit obligation
Benefit obligation – beginning of year	$3,487	$3,385
Service cost	228	58
Interest cost	216	186
Actuarial (gain) loss	(342)	23
Benefits paid	(158)	(165)

Benefit obligation – end of year	$3,427	$3,487

Change in plan assets
Fair value of assets – beginning of year	$3,186	$2,873
Actual return on plan assets	(372)	368
Benefits paid	(158)	(165)
Contributions	66	110

Fair value of assets – end of year	$2,722	$3,186

Reconciliation of funded status
Accumulated benefit obligation	$3,044	$3,197

Projected benefit obligation	$(3,427)	$(3,487)
Fair value of assets	2,722	3,186

Funded status	(705)	(301)

Accrued pension cost included in other liabilities	$(705)	$(301)

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans (Continued)

	September 30,
	2008	2007
	(In thousands)
Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(585)	$(351)
Prior service cost	(24)	(29)

	$(609)	$(380)

As required by SFAS 158, for the fiscal year ended September 30, 2009 and 2008, $18,000 and $13,000 respectively in unrecognized net loss and $4,000 and $4,000 in unrecognized net prior service cost were, or are expected to be recognized as a component of net periodic pension expense based on the assumptions specified below.

	September 30,
	2008	2007
Valuation assumptions
Discount rate	7.00%	6.00%
Rate of compensation increase	4.00%	4.00%

	Years Ended September 30,
	2008	2007
	(Dollars in thousands)
Net periodic pension expense
Service cost	$228	$58
Interest cost	216	186
Expected return on assets	(220)	(199)
Amortization of prior service cost	4	4
Amortization of unrecognized net loss	13	9

Total net periodic pension expense	$241	$58

Valuation assumptions:
Discount rate	6.00%	5.75%
Rate of return on long-term assets	7.00%	7.00%
Salary increase rate	4.00%	4.00%

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans (Continued)

The plan assets are invested as follows:

	September 30,
	2008	2007
Equity securities	54%	57%
Guaranteed insurance funds	46%	43%

	100%	100%

The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5.0% to 9.0% and 2.0% to 6.0%, respectively. Additionally, the long-term inflation rate is projected to be 2.5%. When these overall return expectations are applied to the Plan’s target allocation, the result is an expected return of 8.0% to 10.0%.

The Bank plans to maintain the current asset mix and seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. It is expected to have a 4.0% to 5.0% return from fixed income and a 5.0% to 9.0% rate of return from equities. The overall expected long-term rate of return on Plan assets used was 7.0% for both 2008 and 2007.

At September 30, 2008, expected benefit payments were as follows (in thousands):

Years ending September 30,
2009	$158
2010	156
2011	154
2012	152
2013	153
2013 to 2018	930

$1,703

The Bank expects to contribute $246,000 to the Plan during the year ended September 30, 2009.

Savings and Investment Plan

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes a matching contribution equal to 50% of an employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2008 and 2007, amounted to $52,000 and $34,000, respectively.

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans (Continued)

the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2008 and 2007, the loan had a balance of $1,599,000 and $1,644,000, respectively.

The ESOP is accounted for in accordance with Statement of Position 93-6, “Accounting for Employee Stock Ownership Plans” which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $54,000 and $28,000 for the years ended September 30, 2008 and 2007, respectively.

The ESOP shares are summarized as follows:

	September 30,
	2008	2007
Unearned shares	154,823	161,673
Shares committed to be released	4,110	2,740
Shares released	5,480	—

Total shares	164,413	164,413

Fair value of unearned shares	$1,195,000	$1,701,000

Note 16 - Stock-Based Compensation

At a special meeting of the stockholders of the Company held on November 9, 2007, the stockholders approved the CMS Bancorp, Inc. 2007 Stock Option Plan and the CMS Bancorp, Inc. 2007 Recognition and Retention Plan (collectively the “Plans”). The Plans authorize the award of up to 205,516 stock options and 82,206 shares of restricted stock. On November 28, 2007, non-employee directors received an aggregate of 40,275 stock options with an exercise price of $10.12 per share and 14,110 shares of restricted stock with a grant date fair value of $10.12 per share. On November 28, 2007, certain officers and employees of the Company and the Bank received an aggregate of 111,879 stock options with an exercise price of $10.12 per share and 47,591 shares of restricted stock with a grant date fair value of $10.12 per share. The Company expenses, in accordance with SFAS No. 123(R), the fair value of all options at $2.73 per option, over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods. In the year ended September 30, 2008 the Company recorded an expense of $70,000 relating to stock options and $104,000 relating to the restricted stock. The Company recognized approximately $49,000 of income tax benefits resulting from this expense in the year ended September 30, 2008.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 - Stock-Based Compensation (Continued)

As of September 30, 2008 there were 53,362 stock options and 20,505 shares of restricted stock remaining available for future awards under the Plans. Stock options and restricted stock awarded under the Plans vest over five years, at the rate of 20% per year.

The following is a summary of the status of the Company’s restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at September 30, 2007	—	—
Vesting	—	—
Granted	61,701	$10.12
Forfeited	—	—

Non-vested at September 30, 2008	61,701	$10.12

Expected future compensation expense relating to the 61,701 non-vested restricted shares outstanding at September 30, 2008 is $520,000 over a weighted average period of 4.2 years. During the year ended September 30, 2008 an independent trustee purchased 82,206 shares of the Company’s common stock for $856,000 to fund the Recognition and Retention plan.

The following is a summary of stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at September 30, 2007	—	—
Granted	152,154	$10.12
Exercised	—	—
Forfeited or cancelled	—	—

Balance at September 30, 2008	152,154	$10.12	9.2 years

Exercisable at September 30, 2008	—	—	—

Shares issued upon exercise of stock options will be issued from treasury stock or from previously unissued shares. As of September 30, 2008 the Company had 98,647 shares of treasury stock. Expected future compensation expense relating to the 152,154 non-vested options outstanding at September 30, 2008 is $346,000 over a weighted average period of 4.2 years.

The fair value of the options granted on November 28, 2007, as computed using the Black-Scholes option-pricing model, was determined to be $2.73 per option based on the following underlying assumptions: a risk-free interest rate of 4.03%, expected option life of 7 years, expected stock price volatility of 11.3% and no expected dividend.

At September 30, 2008, the intrinsic value of stock options outstanding and stock options exercisable amounted to $0 and $0 respectively.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17 - Stock Repurchase Programs

On April 17, 2008, the Company’s Board of Directors approved a stock buy back plan that authorized the Company to buy back up to 98,647 shares of the outstanding stock of the Company. The buy back was administered as a 10(b)5-1 plan by Stifel Nicolaus, the Company’s investment banker. Through September 30, 2008, 98,647 shares of the Company’s common stock had been repurchased for $999,000 or an average price of $10.13 per share.

On September 25, 2008, the Company’s Board of Directors approved an additional stock buy back plan that authorizes the Company to buy back up to 93,715 shares of the outstanding stock of the Company. The buy back plan is being administered as a 10(b)5-1 plan by Stifel Nicolaus, the Company’s investment banker. Through December 15, 2008, 16,500 shares of common stock had been repurchased for $116,000 under this plan.

Note 18 - Commitments and Contingencies

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

The Company has the following outstanding commitments:

	September 30
	2008	2007
	(In thousands)
Commitments to originate loans, expiring in three months or less	$3,645	$17,366
Commitments under homeowners’ equity lending program	7,761	9,054
Commitments under overdraft protection and commercial lines of credit	140	283

Total	$11,547	$26,703

At September 30, 2008 of the $3,645,000 in outstanding commitments to originate loans, $2,425,000 are at fixed rates ranging from 6.625% to 7.625% and $1,220,000 are adjustable rates with initial rates ranging from 5.0% to 7.0%.

At September 30, 2007, of the $17,366,000 in outstanding commitments to originate loans $7,298,000 were at fixed rates ranging from 6.15% to 7.625% and $10,068,000 were adjustable rates with initial rates ranging from 6.625% to 8.75%.

At September 30, 2008 and 2007, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $7,761,000 and $9,054,000, respectively. Interest rates are either fixed (ranging from 6.75% to 7.5% at September 30, 2008) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 4.75% to 5.0% at September 30, 2008). At September 30, 2008 and 2007, unused overdraft protection and commercial lines of credits were $140,000 and $283,000, respectively

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 18 - Commitments and Contingencies (Continued)

unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

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

In addition, the Bank has been identified as a defendant in a lawsuit brought by two former employees, filed on August 2, 2007 in the United States District Court, Southern District of New York. The plaintiffs claim the Bank violated sections of Title VII of the Civil Rights Act of 1964, the New York State Human Rights Law, the New York Executive Law, the Age Discrimination in Employment Act of 1967 and the Fair Labor Relations Act. The plaintiffs are seeking compensatory and punitive damages, liquidated damages, overtime compensation and fees and costs totaling $3.75 million. The plaintiffs previously filed a complaint with the Equal Employment Opportunity Commission (the “EEOC”) and the EEOC returned a “no-cause” determination in the Bank’s favor on April 27, 2007. At this time, management does not believe that the resolution of this action will have a material effect on the consolidated financial statements of the Company.

Note 19 - Fair Value of Financial Instruments

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

Securities

The fair value for debt securities, both available for sale and held to maturity, are based on quoted market prices or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market or dealer prices for similar securities.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 19 - Fair Value of Financial Instruments (Continued)

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

Securities Sold Under Agreements to Repurchase

The fair value of securities sold under agreements to repurchase is equal to the carrying amount because they mature in three months or less.

Commitments to Extend Credit

The fair values of commitments to fund unused lines of credit and to originate or purchase loans are estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate commitments, fair value also considers the difference between current levels of interest rates and the committed interest rates. At September 30, 2008 and 2007, the fair value of commitments to extend credit was not considered material.

The carrying amounts and estimated fair values of financial instruments are as follows:

	September 30,
	2008		2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets
Cash and cash equivalents	$5,402	$5,402	$17,540	$17,540
Securities available for sale	10,179	10,179	2,116	2,116
Securities held to maturity	191	209	2,449	2,463
Loans receivable	181,133	176,292	146,701	138,919
Accrued interest receivable	781	781	795	795
Financial liabilities
Deposits	128,757	129,160	117,500	117,674
Securities sold under agreements to repurchase	614	614
FHLB Advances	50,767	51,077	30,000	30,377
Accrued interest payable	363	363	412	412
Off-balance sheet financial instruments	—	—	—	—

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 19 - Fair Value of Financial Instruments (Continued)

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

Note 20 - Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial position, results of operations and cash flows.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the fiscal years beginning after November 15, 2007, with the opportunity to early adopt SFAS No. 159 as of the beginning of a fiscal year that begins on or before November 15, 2007, as long as certain additional conditions are met. The Company decided not to adopt SFAS No. 159.

In February 2008, the FASB issued a FASB Staff Position (FSP) FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” This FSP addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one “linked” transaction. The FSP includes a “rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In February 2008, FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 - Recent Accounting Pronouncements (Continued)

entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company does not expect the adoption of FSP 157-2 will have a material impact on its consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active” (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to our financial statements on September 30, 2008. The application of the provisions of FSP 157-3 did not materially affect our results of operations or financial condition.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 21 - Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the period ended September 30, 2008 and 2007.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	September 30 (In thousands)
	2008	2007
Assets
Cash and cash equivalents	$3,511	$7,051
Investment in Bank	14,940	15,628
Loan receivable	1,489	—
ESOP loan receivable	1,599	1,644
Other assets	180	80

Total assets	$21,719	$24,403

Liabilities and stockholders’ equity
Other liabilities	$10	$49
Stockholders’ equity	21,709	24,354

Total liabilities and stockholders’ equity	$21,719	$24,403

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended September 30, 2008	Inception (April 2007) to September 30, 2007
Interest income	$240	$75
Equity in (loss) earnings of Bank	(736)	105

Total (loss) income	(496)	180

Contribution to Foundation	—	774
Other non-interest expense	417	138

Total expense	417	912

(Loss) before income taxes (benefit)	(913)	(732)
Income tax (benefit)	(56)	(9)

Net (loss)	$(857)	$(723)

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 21 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30, 2008	Inception (April 2007) to September 30, 2007
Cash flows from operating activities
Net (loss)	$(857)	$(723)
Equity in loss (earnings) of Bank	736	(106)
Stock contributed to Foundation	—	714
Other, net	(75)	(31)

Net cash (used in) operating activities	(196)	(146)

Cash flows from investing activities
Net increase in loan receivable	(1,489)	—
Capital contribution to Bank	—	(9,000)

Net cash (used in) investing activities	(1,489)	(9,000)

Cash flows from financing activities
Purchase of treasury stock	(999)	—
Funding of restricted stock awards	(856)	—
Proceeds from issuance of common stock	—	17,841
Purchase of ESOP shares	—	(1,644)

Net cash (used in) provided from financing activities	(1,855)	16,197

Net (decrease) increase in cash and cash equivalents	(3,540)	7,051
Cash and cash equivalents – beginning of period	7,051	—

Cash and cash equivalents – end of period	$3,511	$7,051

Supplemental disclosure of non-cash activities
Equity of Bank at inception	$—	$8,223

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 22 - Quarterly Financial Data (Unaudited)

	Year Ended September 30, 2008 Dollars in thousands, except per share data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$2,457	$2,507	$2,567	$2,760
Interest expense	1,155	1,158	1,143	1,118

Net interest income	1,302	1,349	1,424	1,642
Provision for loan losses	15	35	65	133

Net interest income after provision for loan losses	1,287	1,314	1,359	1,509
Non-interest income	129	66	74	53
Non-interest expense	1,565	1,594	1,692	2,193

(Loss) before income taxes (benefit)	(149)	(214)	(259)	(631)
Income taxes (benefit)	(19)	(65)	(81)	(231)

Net (loss)	$(130)	$(149)	$(178)	$(400)

Net (loss) per common share	$(0.07)	$(0.08)	$(0.10)	$(0.21)

	Year Ended September 30, 2007 Dollars in thousands, except per share data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$1,598	$1,684	$1,960	$2,263
Interest expense	648	675	715	973

Net interest income	950	1,009	1,245	1,290
Provision for loan losses	—	—	30	30

Net interest income after provision for loan losses	950	1,009	1,215	1,260
Non-interest income	80	68	64	67
Non-interest expense	1,046	1,176	1,985	1,302

Income (loss) before income taxes	(16)	(99)	(706)	25
Income taxes (benefit)	(3)	(32)	27	15

Net income (loss)	$(13)	$(67)	$(733)	$10

Net income (loss) per common share, basic	N/A (1)	N/A (1)	$(0.39)	$0.01

(1)	The Company completed its initial public offering on April 3, 2007.