Form 10-K, Exhibit 13
period 2009-09-30
CMS Bancorp, Inc.
filed 2009-12-15
CIK 1350072

Exhibit 13.1

2009 Annual Report

CMS Bancorp, Inc.

Dear Stockholders:

While some financial institutions have continued to struggle to regain their footing during these difficult economic times, Community Mutual has continued to focus on its core business and has made major strides in implementing our business plan in each of our branch markets. During fiscal year 2009, we continued to work towards preserving our capital position, growing our deposits, increasing our non-interest income with the development of our residential mortgage secondary market sales and strengthening our commercial lending team. Despite a moderate increase in past due and non-performing loans, we have maintained our asset quality and we successfully opened a new branch office in Mount Kisco, N.Y.

We believe that depositors and borrowers are looking to reestablish local community relationships and prefer working with community banks rather than dealing with the large commercial institutions. In response to this belief, we have focused on improving our commercial lending team and the in-branch customer experience through an enhanced technology platform and successful relocation of our branch offices to new and more convenient locations, which, we believe, has provided a much improved retail banking experience for our customers.

As reflected below, in the past four years, we have grown the bank dramatically and believe we are positioned for a strong future, with profitable operations and growth in shareholder value.

	At or for the Years Ended September, 30
	(in thousands)
	2006	2007	2008	2009
Securities	$15,618	$4,565	$10,370	$58,643
Loans, net	96,732	146,701	181,133	169,293
Deposits	108,784	117,500	128,757	184,387
FHLB advances	—	30,000	50,767	34,726
Equity	8,307	24,354	21,709	20,913
Total assets	122,528	173,506	203,930	243,164

Interest income	5,720	7,505	10,291	11,405
Net interest income	4,006	4,494	5,517	6,392
Non-interest income	422	279	322	498
Non-interest expense	4,336	5,509	7,044	7,328
Net income (loss)	52	(803)	(857)	(439)

As we move on to 2010, we will focus on building out our current banking franchise and look at expansion opportunities to extend our geographic reach. We would like to thank our customers, the Board of Directors, officers and employees for their efforts and performance during the 2009 fiscal year and thank you, our stockholders, for your continued support.

Thomas G. Ferrara, Chairman of the Board	John E. Ritacco, President and CEO

CMS Bancorp, Inc.

Selected Consolidated Financial Information and Other Data

The following information is derived from the audited consolidated financial statements of CMS Bancorp, Inc., (the “Company”). For additional information about the Company and Community Mutual Savings Bank (the “Bank”), please see the detailed presentation contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and footnotes of the Company which are included in this Annual Report.

Selected Financial Condition Data	At September 30,
(in thousands)	2009	2008	2007
Total assets	$243,164	$203,930	$173,506
Loans receivable, net	169,293	181,133	146,701
Investment securities	58,643	10,370	4,565
Cash and cash equivalents	7,304	5,402	17,540
Deposits	184,387	128,757	117,500
FHLB Advances	34,726	50,767	30,000
Stockholders’ equity	20,913	21,709	24,354

Selected Operating Data	Years Ended September 30,
(in thousands, except per share data)	2009	2008	2007
Interest income	$11,405	$10,291	$7,505
Interest expense	5,013	4,574	3,011

Net interest income	6,392	5,717	4,494
Provision for loan losses	230	248	60
Non-interest income	498	322	279
Non-interest expense	7,328	7,044	5,509
Income tax (benefit) expense	(229)	(396)	7

Net loss	$(470)	$(857)	$(803)

Net loss per share	$(0.25)	$(0.46)	$(0.38)

CMS Bancorp, Inc.

Selected Financial Ratios and Other Data	At or for the Years Ended September 30,
	2009	2008	2007
Performance Ratios:
Return on average assets	(0.20)%	(0.47)%	(0.58)%
Return on average equity	(2.06)%	(3.69)%	(4.93)%
Yield on average interest-earning assets	5.36%	5.83%	5.61%
Net interest rate spread	2.63%	2.68%	2.78%
Net interest margin	3.00%	3.24%	3.36%
Average interest-earning assets to average interest-bearing liabilities	1.16	1.21	1.26

Capital Ratios:
Average stockholders’ equity to average assets	9.70%	12.84%	11.79%
Tier 1 core ratio	7.10%	7.23%	8.99%
Total risk based capital ratio	16.16%	14.28%	17.34%

Asset Quality Ratios:
Allowance for loan losses to gross loans	0.44%	0.28%	0.18%
Non-performing loans to total assets	0.69%	0.00%	0.00%

CMS Bancorp, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors including those set forth in Part 1, Item 1 – Description of Business – Risk Factors of our Form 10-K for the year ended September 30, 2009, which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	changes in interest rates;

•	our allowance for loan losses may not be sufficient to cover actual loan losses;

•	the risk of loss associated with our loan portfolio;

•	lower demand for loans;

•	changes in our asset quality;

•	other-than-temporary impairment charges for investments;

•	the soundness of other financial institutions;

•	the potential for additional regulation;

•	changes in liquidity;

•	changes in the Company’s reputation;

•	higher FDIC insurance premiums;

•	changes in the real estate market or local economy;

•	our ability to successfully implement our future plans for growth;

•	our ability to retain our executive officers and other key personnel;

•	public health issues such as the H1N1 flu outbreak;

•	competition in our primary market area;

•	changes in laws and regulations to which we are subject;

•	recent developments affecting the financial markets;

•	changes in the Federal Reserve’s monetary or fiscal policies;

•	our ability to maintain effective internal controls over financial reporting;

•	the inclusion of certain anti-takeover provisions in our organizational documents; and

•	the low trading volume in our stock.

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

General

The Company’s results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans, investments and other interest-earning assets and the interest it pays on its deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Company’s operations are also affected by non-interest income, the provision for loan losses and non-interest expenses such as salaries and employee benefits, occupancy costs, and other general

CMS Bancorp, Inc.

and administrative expenses. In general, financial institutions such as the Company are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions, and funds availability. The Company’s operations and lending activities are principally concentrated in Westchester County, New York, and its operations and earnings are influenced by the economics of the area in which it operates. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in the Company’s primary market area.

The Company’s net interest income may be affected by market interest rate changes. Local market conditions and liquidity needs of other financial institutions can have a dramatic impact on the interest rates offered to attract deposits. During portions of the last two fiscal years, changes in short-term interest rates did not result in corresponding changes in long-term interest rates, and local market conditions resulted in relatively high certificate of deposit interest rates and lower interest rates on loans. The effect of this interest rate environment did, and could in the future, continue to decrease the Company’s ability to invest deposits and reinvest proceeds from loan and investment repayments at higher interest rates. During portions of the past two fiscal years, the Company’s cost of funds did not change proportionally to its yield on loans and investments, due to the longer-term nature of its interest-earning assets, the yield curve environment and higher interest rates on deposits resulting from liquidity needs of other financial institutions.

In order to grow and diversify, the Company seeks to continue to increase its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County, N.Y., and the surrounding areas as a means to increase the yield on and diversify its loan portfolio, build transactional deposit account relationships and, depending on market conditions, sell the fixed-rate residential real estate loan originations to a third party in order to diversify its loan portfolio, increase non-interest income and reduce interest rate risk.

To the extent the Company increases its investment in construction or development, consumer and commercial loans, which are considered greater risks than one-to-four-family residential loans, the Company’s provision for loan losses may increase to reflect this increased risk, which could cause a reduction in the Company’s income.

Business Strategy

The Company seeks to differentiate itself from its competition by providing superior, highly personalized and prompt service, local decision making and competitive fees and rates to its customers. Historically, the Bank has been a community-oriented retail savings bank offering residential mortgage loans and traditional deposit products and, to a lesser extent, commercial real estate, small business and consumer loans in Westchester County and the surrounding areas. The Company has adopted a strategic plan that focuses on growth in the loan portfolio into higher yield multi-family, non-residential, construction and commercial loan markets. The Company’s strategic plan also calls for increasing deposit relationships and broadening its product lines and services. The Company believes that this business strategy is best for its long-term success and viability, and complements its existing commitment to high quality customer service.

Critical Accounting Policies

The consolidated financial statements included in this report have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

CMS Bancorp, Inc.

It is management’s opinion that accounting estimates relating to certain aspects of the Company’s business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the potential impairment of Federal Home Loan Bank of New York (“FHLB”) stock, the determination of other-than-temporary impairment on securities, and the assessment of whether deferred taxes are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management’s determination of whether investments, including FHLB stock, are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management’s assessment as to the amount of deferred taxes more likely than not to be realized is based upon future taxable income, which is subject to revision upon updated information.

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

CMS Bancorp, Inc.

Average Balances, Interest and Average Yields

The following tables set forth certain information relating to the Company’s average balance sheets and reflects the average annual yield on interest-earning assets and average annual cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing annualized income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses.

	At September 30, 2009		For the Year Ended September 30, 2009
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$169,293	6.01%	$177,239	$10,396	5.87%
Securities (2)	58,643	2.61%	27,290	905	3.32%
Federal funds sold	—	—	—	—	—%
Other interest-earning assets(3)	8,234	1.49%	8,192	104	1.27%

Total interest-earning assets	236,170	5.01%	212,721	11,405	5.36%

Non-interest earning assets	6,994		6,757

Total Assets	$243,164		$219,478

Interest bearing-liabilities:
Demand deposits	$24,232	1.02%	$15,095	226	1.50%
Savings and club accounts	42,046	0.40%	38,271	150	0.40%
Certificates of deposit	101,502	2.53%	93,228	2,905	3.11%
Borrowed money (4)	35,394	4.75%	37,333	1,732	4.64%

Total interest-bearing liabilities	203,174	2.30%	183,927	5,013	2.73%

Non-interest bearing liabilities:
Non-interest bearing deposits	16,607		12,210
Other	2,470		2,062

Total non-interest bearing liabilities	19,077		14,272

Total liabilities	222,372		198,199

Total equity	20,913		21,279

Total liabilities and equity	$243,164		$219,478

Interest rate spread				$6,392	2.63%

Net interest-earning assets/net interest margin			$28,794		3.00%

Ratio of interest-earning assets to interest-bearing liabilities				1.16x

(1)	Net of allowance for loan losses and net deferred costs and fees.
(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.
(3)	Includes stock of Federal Home Loan Bank of New York and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds and securities sold under agreements to repurchase.

CMS Bancorp, Inc.

	For the Year Ended September 30, 2008			For the Year Ended September 30, 2007
	Average Balance	Interest Income Expense	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets
Loans receivable (1)	$160,965	$9,659	6.00%	$111,089	$6,521	5.87%
Securities (2)	5,992	259	4.32%	12,142	452	3.72%
Federal funds sold	5,191	179	3.45%	7,723	403	5.22%
Other interest-earning assets(3)	4,309	194	4.50%	2,733	129	4.72%

Total interest-earning assets	176,457	10,291	5.83%	133,687	7,505	5.61%

Non-interest earning assets	4,332			4,480

Total Assets	$180,789			$138,167

Interest bearing-liabilities
Demand deposits	$10,442	283	2.71%	$6,433	238	3.70%
Savings and club accounts	40,161	160	0.40%	44,529	178	0.40%
Certificates of deposit	57,710	2,397	4.15%	48,736	2,268	4.65%
Borrowed money (4)	36,996	1,734	4.69%	6,577	327	4.97%

Total interest-bearing liabilities	145,309	4,574	3.15%	106,275	3,011	2.83%

Non-interest bearing liabilities:
Non-interest bearing deposits	11,194			14,963
Other	1,073			638

Total non-interest bearing liabilities	12,267			15,601

Total liabilities	157,576			121,876

Total equity	23,213			16,291

Total liabilities and equity	$180,789			$138,167

Interest rate spread		$5,717	2.68%		$4,494	2.78%

Net interest-earning assets/net interest margin	$31,148		3.24%	$27,412		3.36%

Ratio of interest-earning assets to interest-bearing liabilities		1.21x			1.26x

(1)	Net of allowance for loan losses and net deferred costs and fees.
(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.
(3)	Includes stock of Federal Home Loan Bank of New York.
(4)	Includes mortgage escrow funds and securities sold under agreements to repurchase.

CMS Bancorp, Inc.

Rate/Volume Analysis. The following tables analyze the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	Year Ended September 30, 2009 Compared to 2008
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$779	$(42)	$737
Securities	663	(17)	646
Federal funds sold	(179)	—	(179)
Other interest-earning assets	27	(117)	(90)

Total interest-earning assets	1,290	(176)	1,114

Interest-bearing liabilities:
Demand deposits	33	(90)	(57)
Savings and club accounts	(10)	—	(10)
Certificates of deposit	789	(281)	508
Borrowed money	8	(10)	(2)

Total interest-bearing liabilities	820	(381)	439

Net interest income	$470	$205	$675

CMS Bancorp, Inc.

	Year Ended September 30, 2008 Compared to 2007
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$2,990	$148	$3,138
Securities	(202)	9	(193)
Federal funds sold	(111)	(113)	(224)
Other interest-earning assets	66	(1)	65

Total interest-earning assets	2,743	43	2,786

Interest bearing liabilities:
Demand deposits	76	(31)	45
Savings and club accounts	(18)	—	(18)
Certificates of deposit	235	(106)	129
Borrowed money	1,408	(1)	1,407

Total interest-bearing liabilities	1,701	(138)	1,563

Net interest income	$1,042	$181	$1,223

Comparison of Financial Condition at September 30, 2009 to September 30, 2008

Total assets increased by $39.2 million, or 19.2%, to $243.2 million at September 30, 2009 from $203.9 million at September 30, 2008. Deposit growth and amortization and prepayments of loans were used to repay borrowing from the Federal Home Loan Bank of New York (“FHLB”) and to purchase available for sale securities.

At September 30, 2009, cash and cash equivalents increased by $1.9 million, or 35.2% to $7.3 million as of September 30, 2009 from $5.4 million at September 30, 2008 as a result of deposit increases which were invested in other interest-earning assets.

At September 30, 2009, securities available for sale increased by $48.3 million as deposit increases and loan repayments were invested in available for sale securities to improve the yield on these investments and provide for liquidity. Available for sale securities consist principally of notes, bonds and mortgage-backed securities of the U.S. Government and U.S. Government Agencies.

Loans receivable were $169.3 million and $181.1 million at September 30, 2009 and 2008, respectively, representing a decrease of $11.8 million, or 6.5%. The decrease in loans resulted principally from higher pre-payments of one-to-four-family mortgage loans and the decision to sell one-to-four-family loan originations, net of increases in non-residential mortgage real estate loans. One-to-four family loan originations were sold as a result of the comparatively low interest rates in the market, to increase non-interest income and to reduce the average life of the loan portfolio in order to reduce long term-interest rate risk.

CMS Bancorp, Inc.

While the banking industry has seen increases in loan delinquencies and defaults over the past year, particularly in the subprime sector, the Company has not experienced significant losses in its loan portfolio due primarily to its conservative underwriting policies. As of September 30, 2009, the Company had $1.7 million of non-performing loans which are in process of foreclosure, and are considered impaired and have been placed on non-accrual status. The Company had no impaired loans as of September 30, 2008. The increase in impaired loans resulted from general economic conditions, increased unemployment and the declines in the local real estate market. As of September 30, 2009 and 2008, the allowance for loan losses was 0.44% and 0.28% of loans outstanding, respectively. There were $1,000 of loans charged off in the year ended September 30, 2008 and $3,000 of recoveries in the year ended September 30, 2009. Despite a weakening economy nationally as well as in our primary market area, there was no material shift in the loan portfolio, loss experience, or other factors affecting the Bank. As a result of the deterioration of economic conditions in the Company’s primary market area and a modest increase in delinquencies $230,000 and $248,000 was added to the allowance for loan losses in the years ended September 30, 2009 and 2008, respectively.

Additions to premises and equipment related principally to the leasehold and furniture and equipment costs of the new Mount Kisco branch which opened in April 2009.

Redemption of FHLB stock resulted from the repayment of borrowings.

Deposits increased by $55.6 million, or 43.2%, from $128.8 million as of September 30, 2008 to $184.4 million as of September 30, 2009. The increase in deposits resulted from promotional short-term certificate of deposit rates offered in conjunction with the opening of the Mount Kisco branch and more competitive interest rates on money market accounts. Deposit increases also include higher non-interest-bearing demand deposits resulting from additional focus on growth in these deposits and from the introduction of on-line banking in fiscal 2009. Deposits as of September 30, 2008 included $4.0 million of brokered deposits which were used to improve liquidity during a period of tight credit and economic uncertainty, which have since been repaid.

Advances from the FHLB decreased to $34.7 million as of September 30, 2009 from $50.8 million as of September 30, 2008 as a result of the increase in deposits which were used to repay short-term borrowings.

Stockholders’ equity decreased from $21.7 million at September 30, 2008 to $20.9 million at September 30, 2009 as a result of the net loss of $439,000 incurred during the period and the purchase of the Company’s common stock pursuant to the stock repurchase program for $661,000, offset in part by additions to equity resulting from accounting for stock based compensation and the employee stock ownership plan, or “ESOP”.

Comparison of Operating Results for the Year Ended September 30, 2009 and 2008

General. The Company incurred a net loss of $439,000 for the year ended September 30, 2009, compared to a net loss of $857,000 for the year ended September 30, 2008. The decrease in the net loss resulted primarily from an increase in total interest income and non-interest income, offset in part by increases in deposit interest expense and non-interest expense, including the FDIC special assessment and higher premiums of $331,000 in the year ended September 30, 2009.

In April 2009, the Company opened a new branch in Mount Kisco, New York. This new branch caused operating expenses to increase for the portion of fiscal 2009 that it was open and will cause operating expenses to increase in future periods. Until deposits and the investment of these deposits in interest-earning assets at this new branch reach a sufficient level, this new branch is likely to have a negative impact on earnings. For the year ended September 30, 2009, direct operating expenses of the Mount Kisco branch were $339,000.

CMS Bancorp, Inc.

Interest Income. Total interest income increased $1.1 million, or 10.8%, to $11.4 million for the year ended September 30, 2009 from $10.3 million for the year ended September 30, 2008. The increase in interest income was due to increases of $737,000 in interest income from loans and $646,000 in interest from securities, offset in part by a decrease of $269,000 in interest income from Federal funds sold and other interest-earning assets. Higher interest-earning asset balances contributed $1.3 million to the increase in total interest income, offset in part by the impact of lower yields on interest-earning assets of $176,000.

Interest income from loans increased by $737,000, or 7.6%, to $10.4 million for the year ended September 30, 2009 from $9.7 million for the year ended September 30, 2008. The increase was due to a $16.3 million, or 10.1%, increase in the average balance of loans to $177.2 million in the year ended September 30, 2009 from $161.0 million in the year ended September 30, 2008, net of a decrease in the associated average yields to 5.87% in the 2009 fiscal year from 6.00% in the 2008 fiscal year, reflecting lower market rates, decreases in interest rates on adjustable rate loans and the write-off of deferred loan origination costs on loans that were pre-paid, which were higher in the year ended September 30, 2009 compared to the year ended September 30, 2008. The $16.3 million increase in average loan balances in the year ended September 30, 2009 was principally from originations of conventional one-to-four-family residential mortgages, and originations and higher usage of home equity lines as well as originations of non-residential real estate loans, multi-family housing loans and residential construction loans. Higher balances contributed $779,000 to the $737,000 increase in interest income from loans, offset in part by the impact of lower yields of $42,000.

Interest income from securities increased by $646,000 to $905,000 for the year ended September 30, 2009 from $259,000 for the year ended September 30, 2008. The increase in interest income from securities was due to purchases of short to intermediate-term available-for-sale securities, principally notes, bonds and mortgage-backed securities of the U.S. Government and U.S. Government Agencies which caused the average balance of securities to increase by $21.3 million in the year ended September 30, 2009 compared to 2008. The impact of higher investment balances was partially offset by a decrease in the average yield on securities to 3.32% for the year ended September 30, 2009 compared to 4.32% for the year ended September 30, 2008. Higher balances contributed $663,000 to the $646,000 increase in interest income from investments, offset in part by the impact of lower yields of $17,000.

The Company had no investments in Federal funds sold during the year ended September 30, 2009 and had $179,000 of interest income from investments in Federal funds sold in the year ended September 30, 2008. Interest income from other interest-earning assets declined by $90,000 for the year ended September 30, 2009, due to lower interest rates, which decreased interest income by $117,000, offset in part by the impact of higher average balances, which increased interest income by $27,000. Deposit inflows during the year ended September 30, 2009 were invested in overnight investments until the Bank could invest these funds in short to intermediate-term available for sale securities.

Interest Expense. Total interest expense increased by $439,000, or 9.6%, to $5.0 million in the year ended September 30, 2009 compared to $4.6 million in 2008. Interest on demand deposits decreased $57,000 as a result of lower interest rates, offset in part by the impact of higher average balances in the 2009 fiscal year. Interest on savings and clubs declined by $10,000 as a result of the average balances decreasing from $40.2 million in the year ended September 30, 2008 to $38.3 in 2009. Promotional interest rates on certificates of deposit in connection with the opening of the Mount Kisco branch and more competitive market rates offered on certificates of deposit in the 2009 period resulted in an increase in the average balance of $35.6 million, to $93.2 million for the year ended September 30, 2009 compared to $57.7 million for the year ended September 30, 2008. Interest expense on certificates of deposit was $508,000 higher in the year ended September 30, 2009 compared to 2008, primarily as a result of higher average balances causing an increase of $789,000, partially offset by the impact of lower interest rates of $281,000.

Overall declines in market interest rates reduced the average interest rate on interest-bearing liabilities from 3.15% in the year ended September 30, 2008 to 2.73% in 2009. Of the $439,000 increase in interest expense, growth in volume of interest-bearing liabilities caused the expense to increase by $820,000, which was partially offset by a decrease in interest expense caused by lower interest rates of $381,000 in the year ended September 30, 2009 compared to 2008.

CMS Bancorp, Inc.

Net Interest Income. Net interest income increased $675,000, or 11.8%, to $6.4 million for the year ended September 30, 2009 from $5.7 million for the year ended September 30, 2008. Increases in average interest-earning assets, net of a lower yield on those assets in the year ended September 30, 2009 as compared to 2008 were partially offset by increases in the volume of interest-bearing liabilities, net of the benefit of lower interest rates on those liabilities.

Provision for Loan Losses. The allowance for loan losses was $749,000, or 0.44%, of gross loans outstanding at September 30, 2009 compared to $516,000, or 0.28%, of gross loans outstanding at September 30, 2008. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. As of September 30, 2009 the Company had $1.7 million of non-performing loans which were in process of foreclosure, and were considered impaired and have been placed on non-accrual status. As a result of the deterioration of economic conditions in the Company’s primary market area during fiscal year 2009 and a modest increase in delinquencies, $230,000 and $248,000 was added to the allowance for loan losses in the years ended September 30, 2009 and 2008, respectively. The Bank has allocated the allowance for loan losses among categories of loan types as well as classification status at each period end date.

Non-interest Income. Non-interest income of $498,000 in the year ended September 30, 2009 was higher than the non-interest income of $322,000 in the comparable 2008 fiscal year as a result of $270,000 of net gains on loans originated for sale in the 2009 fiscal year, net of a $43,000 decrease in fees and service charges in the 2009 fiscal year and $60,000 of fees earned in the 2008 fiscal year from referring a commercial loan to another lender.

Non-interest Expenses. Non-interest expenses were $7.3 million and $7.0 million for the years ended September 30, 2009 and 2008, respectively, representing an increase of $284,000, or 4.0%. Higher salaries and benefits of $260,000 resulted from additions to staff in branches, including the new Mount Kisco branch and the lending department and from higher benefit costs, including medical insurance, stock based compensation costs and pension expense, net of lower executive incentive compensation.

Net occupancy costs decreased by $125,000 in the year ended September 30, 2009 as a result of writing off costs relating to two older branches in the 2008 fiscal year which were relocated and no longer used, partially offset by the lease costs of the new Mount Kisco branch in 2009. Equipment costs increased by $94,000 in the year ended September 30, 2009 principally from the new Eastchester, Greenburgh and Mount Kisco branch locations.

Professional fees were $485,000 in the year ended September 30, 2009 and $757,000 in the year ended September 30, 2008. The $272,000 decrease resulted from cost control programs instituted in 2009 and the reimbursement of legal fees from the insurance carrier in connection with the insurance company settlement of the suit brought by two former employees and, the reimbursement of legal fees by the defined benefit pension plan. Professional fees in the year ended September 30, 2008 included costs associated with the proxy statement and the special shareholders meeting, the cost of preparing and filing the first annual report and Form 10-K, the cost of the Registration Statement on Form S-8 for the stock option and management recognition programs and other costs associated with operating as a public company. In addition, 2008 professional fees were higher due to the Compensation Committee’s engagement of outside compensation consultants and attorneys to review employment contracts and to a lesser degree, costs of documenting internal controls as required by the Sarbanes-Oxley Act.

CMS Bancorp, Inc.

Advertising costs were $47,000 higher in the 2009 fiscal year as a result of increased retail advertising and promotion of the new Mount Kisco Branch. FDIC insurance premiums in the year ended September 30, 2009 include the special FDIC assessment of $110,000, higher regular assessment rates and the impact of higher deposit balances. The decrease in directors fees of $19,000 in the year ended September 30, 2009 reflects fewer committee meetings, net of the impact of having a full year of stock based compensation costs in 2009. Other non-interest expense was $50,000 lower in the year ended September 30, 2009 as a result of lower Delaware franchise taxes caused by the reduction in authorized shares.

Income Tax Benefit. The income tax benefit was $229,000 in the year ended September 30, 2009 compared to a benefit of $396,000 in 2008. The tax benefit is recorded based on pretax loss, at the statutory rate for federal tax purposes and the higher of the statutory rate or minimum tax rate for state purposes. The effective tax rate in the year ended September 30, 2009 and 2008 was different than the statutory rate as a result of providing for New York State minimum taxes and certain non-deductible expenses.

Management of Market Risk

As a financial institution, the Company’s primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a significant portion of its assets and liabilities. Fluctuations in interest rates will also affect the market value of interest-earning assets and liabilities, other than those which possess a short-term maturity. Interest rates are highly sensitive to factors that are beyond the Company’s control, including general economic conditions, inflation, changes in the slope of the interest rate yield curve, monetary and fiscal policies of the federal government and the regulatory policies of government authorities. Due to the nature of the Company’s operations, it is not subject to foreign currency exchange or commodity price risk. Instead, the Company’s loan portfolio, concentrated in Westchester County, N. Y., is subject to the risks associated with the economic conditions prevailing in its market area.

The primary goals of the Company’s interest rate management strategy are to determine the appropriate level of risk given the business strategy and then manage that risk so as to reduce the exposure of the Company’s net interest income to fluctuations in interest rates. Historically, the Company’s lending activities have been dominated by one-to-four-family real estate mortgage loans. The primary source of funds has been deposits and FHLB borrowings which have substantially shorter terms to maturity than the loan portfolio. As a result, the Company has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to limiting terms of fixed rate one-to-four-family mortgage loan originations which are retained in the Company’s portfolio, emphasizing investments with short- and intermediate-term maturities of less than five years and borrowing term funds from FHLB.

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

CMS Bancorp, Inc.

Interest Rate Risk

The Company uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the three year period following the current financial statements. The changes in interest income and interest expense due to changes in interest rates reflect the interest sensitivity of the Company’s interest-earning assets and interest-bearing liabilities.

The table below sets forth the latest available estimated changes in net interest income, as of June 30, 2009, that would result from various basis point changes in interest rates over a twelve month period.

Change in Interest Rates In Basis Points (Rate Shock)	Net Interest Income
	Amount	Dollar Change	Percent Change
	(Dollars in thousands)

300	$6,917	$(422)	-5.8%
200	7,133	(206)	-2.8%
100	7,240	(99)	-1.3%
0	7,339	—	0.0%
-100	7,422	83	1.1%

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

The Company’s primary sources of funds are deposits, the Certificate of Deposit Account Registry Service, or “CDARS” network, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances, repayments and maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities repayments are greatly influenced by market interest rates, economic conditions and competition. The Company’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and other interest-earning assets. If the Company requires funds beyond its ability to generate them internally, the Company can acquire brokered certificates of deposit, CDARS deposits and borrowing agreements which exist with the FHLB and the Federal Reserve which provide an additional source of funds. At September 30, 2009 and 2008, the Company had $34.7 million and $50.8 million of advances from the FHLB, respectively, and no CDARS deposits. As of September 30, 2008, the Company had $4.0 million in brokered deposits which had been repaid as of September 30, 2009.

CMS Bancorp, Inc.

In the year ended September 30, 2009, net cash used by operating activities was $28,000, compared to net cash provided by operating activities of $55,000 in 2008. In the year ended September 30, 2009, the net loss of $439,000 included non-cash expenses of $1.3 million. Loans originated for resale in the 2009 fiscal year used $635,000 of cash and other operating activity items used $309,000 of cash.

In the year ended September 30, 2009, investing activities used $36.7 million of cash, compared to $43.0 million in 2008. In the year ended September 30, 2009, investments in securities, net of maturities and repayments used $47.8 million of cash, net loan decreases provided $11.4 million of cash, additions to premises and equipment used $957,000 of cash and the redemption of FHLB stock provided $649,000 of cash. In the year ended September 30, 2008, investments in securities, net of maturities and repayments used cash of $5.8 million of cash, loan growth used $34.7 million and additions to premises and equipment and the purchase of FHLB stock used $2.4 million of cash.

Net cash provided by financing activities was $38.6 million and $30.8 million in the years ended September 30, 2009 and 2008, respectively. In the 2009 fiscal year, increases in retail deposits provided $59.6 million of cash while the repayment of brokered certificates of deposit used $4.0 million of cash. Repayment of borrowings from FHLB used $16.0 million of cash and purchases of stock under the buyback program used $661,000 of cash. In the 2008 fiscal year, increases in retail deposits provided $7.3 million of cash, brokered certificates of deposit provided $4.0 million and net borrowings from FHLB provided $20.8 million of cash, and purchases of stock under the buyback program and to fund the management recognition plan used $1.9 million of cash.

The $110,000 FDIC special assessment in June 2009 increased the Company’s non-interest expenses for the year ended September 30, 2009. Additional FDIC special assessments, the FDIC’s new rule requiring the prepayment of three years of assessments in advance (as described below) and other regulatory changes impacting the financial services industry could negatively affect the Company’s liquidity and financial results in future periods.

On November 12, 2009, the FDIC adopted a final rule that requires insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009, along with each institution’s risk-based deposit insurance assessment for the third quarter of 2009. For purposes of calculating the prepaid amount, the base assessment rate in effect at September 30, 2009 will be used for 2010. That rate will be increased by an annualized 3 basis points for 2011 and 2012 assessments. The prepayment calculation also assumes a 5 percent annual growth rate, increased quarterly, through the end of 2012. Under the final rule, an institution will account for the prepayment by recording the entire amount of its prepaid assessment as a prepaid expense (an asset) as of December 30, 2009. Subsequently, each institution will record an expense (charge to earnings) for its regular quarterly assessment and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, the institution will resume paying and accounting for quarterly deposit insurance assessments as they do currently. The FDIC will notify any institution that the FDIC exempts, on its own initiative, from the prepaid assessment no later than November 23, 2009. In addition, an insured institution may apply before December 1, 2009, to the FDIC for an exemption from the prepayment requirement if the prepayment would significantly impair the institution’s liquidity, or otherwise create extraordinary hardship. The Bank does not plan to apply for an exemption nor does it anticipate that the FDIC will provide an exemption on its own initiative. Under the final rule, the FDIC stated that its requirement for prepaid assessments does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system during 2009, 2010, 2011, 2012, or thereafter, pursuant to notice-and-comment rulemaking procedures provided by statute, and therefore, continued actions by the FDIC could significantly increase the Bank’s noninterest expense in fiscal 2010 and for the foreseeable future.

The Company anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2009, the Company had cash and cash equivalents of $7.3 million and securities of $58.6 million. At September 30, 2009, the Company has outstanding commitments to originate

CMS Bancorp, Inc.

loans of $10.0 million and $10.0 million of undisbursed funds from approved lines of credit, principally under a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2009, totaled $88.3 million. Historically, the Company’s deposit flow history has been that a significant portion of such deposits remain with the Company. A portion of the retail deposit increase of $59.6 million in the year ended September 30, 2009 occurred from promotional certificate of deposit rates offered in connection with the Mount Kisco branch opening, and the retention rate for these certificates of deposit has been lower than the Company’s historical retention rates. Through December 15, 2009, approximately $22.2 million of the promotional rate certificates had been withdrawn from the Bank and such withdrawals were funded from loan amortization and prepayments, available cash balances, from securities and overnight borrowings from the FHLB.

During the year ended September 30, 2008, an independent trustee purchased 82,206 shares of the Company’s common stock to fund the MRP, for $856,000. These shares are recorded as a reduction of additional paid in capital at September 30, 2009.

On April 17, 2008 and September 25, 2008, the Company’s Board of Directors approved stock buy back plans that authorized the Company to buy back up to 98,647 and 93,715 shares of the outstanding stock of the Company, respectively. The buy backs were administered as 10(b)5-1 plans by Stifel Nicolaus, the Company’s investment banker. Through September 30, 2009, 98,647 shares of the Company’s common stock had been purchased for $999,000 under the first plan and 93,715 shares of common stock had been repurchased for $661,000 under the second plan.

The Company has an overnight line of credit and a one month overnight repricing line of credit commitment with the FHLB totaling $28.5 million, which expire on August 10, 2010, of which none was in use at September 30, 2009. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loan and securities pledged as collateral.

The following table sets forth the Bank’s capital position at September 30, 2009, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$17,890	16.16%	$	≥8,857	≥8.00%	$	≥11,071	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	17,141	15.48		—	—		≥6,643	≥6.00
Core (Tier 1) capital (to total assets)	17,141	7.10		≥9,660	≥4.00		≥12,075	≥5.00
Tangible capital (to total assets)	17,141	7.10		≥3,622	≥1.50		—	—

CMS Bancorp, Inc.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

In February 2008, the FASB issued guidance concerning accounting for transfers of financial assets and repurchase financing transactions. This guidance addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one “linked” transaction. The guidance includes a “rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The guidance is effective for fiscal years beginning after November 15, 2008 and applies only to original transfers made after that date; early adoption will not be allowed. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In March 2008, the FASB issued guidance concerning disclosures about derivative instruments and hedging activities, an amendment to previous guidance on the topic. This guidance requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. This guidance also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of the previous guidance has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. The guidance is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2008, the FASB issued guidance concerning determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under guidance concerning goodwill and other intangible assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset under guidance concerning goodwill and other intangible assets and the period of expected cash flows used to measure the fair value of the asset under guidance concerning business combinations, and other generally accepted accounting principles (“GAAP”). This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued guidance concerning accounting for transfers of financial assets, an amendment to previous guidance on the topic. This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. Specifically, among other aspects, this guidance amends previous guidance concerning accounting for transfers and servicing of financial assets and extinguishments of liabilities by removing the concept of a qualifying special-purpose entity from previous guidance on transfers and servicing and removes the exception from applying previous guidance on transfers and servicing to variable interest entities that are qualifying special-purpose entities. It also modifies the financial-components approach used in previous guidance. This guidance is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

CMS Bancorp, Inc.

In June 2009, the FASB issued guidance requiring an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance also amends previous guidance to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In June 2009, the FASB issued guidance concerning the FASB accounting standards codification and the hierarchy of GAAP. This guidance is a replacement of previous guidance concerning the hierarchy of GAAP and is designed to establish the FASB accounting standards codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with GAAP in the United States. This guidance is effective for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of the Company have been prepared in accordance with GAAP which generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike industrial companies, the Company’s assets and liabilities are primarily monetary in nature. As a result, the effect of changes in interest rates will have a more significant impact on the Company’s performance than will the effect of changing prices and inflation in general.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statements of financial condition of CMS Bancorp, Inc. and subsidiary (the “Company”) as of September 30, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. CMS Bancorp, Inc.’s management is responsible for the consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiary as of September 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  ParenteBeard LLC

Clark, New Jersey

December 15, 2009

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2009	2008
	(Dollars in thousands, except per share data)
ASSETS

Cash and amounts due from depository institutions	$1,008	$1,270
Interest-bearing deposits	6,296	4,132

Total cash and cash equivalents	7,304	5,402
Securities available for sale	58,487	10,179
Securities held to maturity, estimated fair value of $172 and $209, respectively	156	191
Loans held for sale	635	—
Loans receivable, net of allowance for loan losses of $749 and $516, respectively	169,293	181,133
Premises and equipment	3,119	2,494
Federal Home Loan Bank of New York stock	1,938	2,587
Interest receivable	976	781
Other assets	1,256	1,163

Total assets	$243,164	$203,930

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits	$184,387	$128,757
Securities sold under repurchase agreements	—	614
Advances from Federal Home Loan Bank of New York	34,726	50,767
Advance payments by borrowers for taxes and insurance	668	387
Other liabilities	2,470	1,696

Total liabilities	222,251	182,221

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, authorized shares: 7,000,000 at September 30, 2009 and 14,000,000 at September 30, 2008; shares issued: 2,055,165; shares outstanding: 1,862,803 at September 30, 2009 and 1,956,518 at September 30, 2008	21	21
Additional paid in capital	18,045	17,852
Retained earnings	6,345	6,784
Treasury stock, 192,362 shares at September 30, 2009 and 98,647 shares at September 30, 2008	(1,660)	(999)
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(1,507)	(1,562)
Accumulated other comprehensive loss	(331)	(387)

Total stockholders’ equity	20,913	21,709

Total liabilities and stockholders’ equity	$243,164	$203,930

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2009	2008
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$10,396	$9,659
Securities, taxable	905	259
Federal funds sold	—	179
Other interest-earning assets	104	194

Total interest income	11,405	10,291

Interest expense:
Deposits	3,281	2,840
Mortgage escrow funds	21	16
Borrowings, short-term	13	53
Borrowings, long-term	1,698	1,665

Total interest expense	5,013	4,574

Net interest income	6,392	5,717
Provision for loan losses	230	248

Net interest income after provision for loan losses	6,162	5,469

Non-interest income:
Fees and service charges	214	243
Net gain on sale of loans	270	14
Other	14	65

Total non-interest income	498	322

Non-interest expenses:
Salaries and employee benefits	3,878	3,618
Net occupancy	942	1,067
Equipment	633	539
Professional fees	485	757
Advertising	186	139
Federal insurance premium	346	15
Directors’ fees	161	180
Other insurance	68	63
Bank charges	87	74
Other	542	592

Total non-interest expenses	7,328	7,044

Loss before income tax benefit	(668)	(1,253)
Income tax benefit	(229)	(396)

Net loss	$(439)	$(857)

Net (loss) per common share
Basic and diluted	$(0.25)	$(0.46)

Weighted average number of common shares outstanding
Basic and diluted	1,732,422	1,855,846

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2009 and 2008

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total

Balance October 1, 2007	$21	$18,535	$7,641	$—	$(1,617)	$(226)	$24,354

Net loss			(857)				(857)

Other comprehensive loss						(161)	(161)

Total comprehensive loss							(1,018)
ESOP shares committed for release		(1)			55		54
Stock option expense		70					70
Restricted stock award expense		104					104
Stock purchased to fund management recognition plan		(856)					(856)
Treasury stock purchased - (98,647 shares)				(999)			(999)

Balance September 30, 2008	21	17,852	6,784	(999)	(1,562)	(387)	21,709

Net loss			(439)				(439)
Other comprehensive income						56	56

Total comprehensive loss							(314)

ESOP shares committed for release		(15)			55		40
Stock option expense		83					83
Restricted stock award expense		125					125
Treasury stock purchased – (93,715 shares)				(661)			(661)

Balance September 30, 2009	$21	$18,045	$6,345	$(1,660)	$(1,507)	$(331)	$20,913

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2009	2008
	(In thousands)
Cash flows from operating activities:
Net loss	$(439)	$(857)
Adjustments to reconcile net loss to net cash (used by) provided by operating activities:
Depreciation of premises and equipment	332	224
Amortization and accretion, net	313	45
Provision for loan losses	230	248
Deferred income taxes	(165)	(349)
ESOP expense	40	54
Stock option expense	83	70
Restricted stock award expense	125	104
Net gain on sale of loans	(270)	(14)
Loans originated for resale	(12,527)	(1,386)
Proceeds from loans sold	12,162	1,400
(Increase) decrease in interest receivable	(195)	14
(Increase) decrease in other assets	34	321
Increase (decrease) in accrued interest payable	286	(49)
(Decrease) increase in other liabilities	(37)	230

Net cash (used by) provided by operating activities	(28)	55

Cash flows from investing activities:
Proceeds from maturities and calls of securities available for sale	2,500	2,046
Proceeds from maturities of securities held to maturity	—	2,200
Purchases of securities available for sale	(54,723)	(10,792)
Principal repayments on securities available for sale	4,439	645
Principal repayments on securities held to maturity	35	58
Net decrease (increase) in loans receivable	11,392	(34,725)
Additions to premises and equipment	(957)	(1,392)
Redemption (purchase) of FHLB stock	649	(1,037)

Net cash (used by) investing activities	(36,665)	(42,997)

Cash flows from financing activities:
Net increase in deposits	55,630	11,257
Net (decrease) increase in securities sold under repurchase agreements	(614)	614
Advances from Federal Home Loan Bank of N.Y.	—	20,900
Repayment of advances from Federal Home Loan Bank of N.Y.	(16,041)	(133)
Net increase in payments by borrowers for taxes and insurance	281	21
Funding of restricted stock awards	—	(856)
Purchase of treasury stock	(661)	(999)

Net cash provided by financing activities	38,595	30,804

Net increase (decrease) in cash and cash equivalents	1,902	(12,138)
Cash and cash equivalents-beginning	5,402	17,540

Cash and cash equivalents-ending	$7,304	$5,402

Supplemental information
Cash paid during the period for
Interest	$4,727	$4,623

Income taxes	$3	$—

See notes to consolidated financial statements.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Principles of Consolidation

The consolidated financial statements include the accounts of CMS Bancorp, Inc. (the “Company”) and its wholly owned subsidiary, Community Mutual Savings Bank (the “Bank”). The Company’s business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified in the consolidated financial statements to conform to the current presentation.

Note 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the potential impairment of Federal Home Loan Bank of New York (“FHLB”) stock, the determination of other-than-temporary impairment on securities, and the assessment of whether deferred taxes are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management’s determination of whether investments, including FHLB stock, are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management’s assessment as to the amount of deferred taxes more likely than not to be realized is based upon future taxable income, which is subject to revision upon updated information.

Effective April 1, 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The guidance sets forth the period after the balance sheet date during which management of the reporting entity, should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred between October 1, 2009 and December 15, 2009, the date these consolidated financial statements were issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-earning deposits and federal funds sold, all with original maturities of three months or less.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Securities

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt securities not classified as trading securities or as held to maturity securities, are classified as available for sale securities and reported at fair value, with unrealized holding gains and losses, net of applicable income taxes, reported in accumulated other comprehensive income (loss), as a separate component of stockholders’ equity. The Company has no securities classified as trading securities.

Premiums and discounts on all debt securities are amortized or accreted to income by use of the interest method over the estimated remaining period to contractual maturity, or the security call date.

Gains or losses on sales of securities are recognized on the specific identification method.

Individual securities are considered impaired when the fair value of such security is less than its amortized cost. The Company evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or “other-than-temporary” in accordance with applicable accounting guidance. The Company accounts for temporary impairments based upon security classification as either available for sale or held to maturity. Temporary impairments on available for sale securities are recognized on a tax-effected basis, through other comprehensive income (loss) with offsetting entries adjusting the carrying value of the securities and the balance of deferred income taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements; however information concerning the amount and duration of impairments on held to maturity securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level to, or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income (loss).

The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, and the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer. The Company also assesses its intent with regard to selling or holding each security as well as any conditions which may require it to sell the security prior to the recovery of fair value to a level which equals or exceeds amortized cost.

Loans Receivable

Loans receivable are carried at unpaid principal balances and net deferred loan origination costs less the allowance for loan losses.

The Company defers loan origination fees and certain direct loan origination costs and accretes net amounts as an adjustment of yield over the contractual lives of the related loans. Unamortized net fees and costs are written off if the loan is repaid before its’ stated maturity.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Recognition of interest income is discontinued and existing accrued interest receivable is reversed on loans that are more than ninety days delinquent and where management, through its loan review process, feels such loan should be classified as non-accrual. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

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

Federal Home Loan Bank of New York Stock

The Company’s required investment in the common stock of the FHLB is carried at cost as of September 30, 2009 and 2008.

Management evaluates this common stock for impairment in accordance with the FASB guidance on Accounting by Certain Entities That Lend to or Finance the Activities of Others. Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge was necessary related to the FHLB stock as of September 30, 2009.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Concentration of Risk

The Company’s lending activities are concentrated in loans secured by real estate located in Westchester County, N. Y. and surrounding areas.

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

Effective July 1, 2007, the Company adopted the FASB’s guidance regarding accounting for uncertainty in income taxes. This guidance provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of this guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

unrecognized income tax benefits for the years ended September 30, 2009 and 2008. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2009 and 2008. The tax years subject to examination by the taxing authorities are the years ended December 31, 2008, 2007 and 2006.

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

In accordance with FASB’s guidance regarding accounting for defined benefit and other postretirement plans, which the Company adopted as of September 30, 2007, the Company recognizes the over-funded or under-funded status of the benefit plans as an asset or liability in the consolidated statement of financial condition, with the changes in the funded status recorded through other comprehensive income (loss) in the year in which the change occurs.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding. Outstanding stock options were antidilutive and were therefore excluded from common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and diluted net loss per share until they are committed to be released.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 - Securities Available for Sale

Securities available for sale as of September 30, 2009 and 2008 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2009
U.S. Government Agencies:
Due after one but within five years	$18,415	$174	$—	$18,589
Due after five years	5,861	—	22	5,839
Mortgage-backed securities	33,628	464	33	34,059

	$57,904	$638	$55	$58,487

September 30, 2008
U.S. Government Agencies:
Due within one year	$2,000	$—	$1	$1,999
Mortgage-backed securities	8,213	20	53	8,180

	$10,213	$20	$54	$10,179

The age of unrealized losses and fair value of related securities available for sale at September 30, 2009 and 2008 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2009
U.S. Government Agencies	$5,839	$22	$—	$—	$5,839	$22
Mortgage-backed securities	12,212	33	—	—	12,212	33

	$18,051	$55	$—	$—	$18,051	$55

September 30, 2008
U.S. Government Agencies	$1,999	$1	$—	$—	$1,999	$1
Mortgage-backed securities	6,090	53	—	—	6,090	53

	$8,089	$54	$—	$—	$8,089	$54

When the fair value of security is below its amortized cost, and depending on the length of time the condition exists, additional analysis is performed to determine whether an other-than-temporary impairment condition exists. Securities are analyzed quarterly for possible other-than-temporary impairment. The analysis considers (i) whether the Company has the intent to sell the securities prior to recovery and/or maturity and (ii) whether it is more likely than not that the Company will have to sell the securities prior to recovery and/or maturity. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on the Company’s consolidated financial statements.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 - Securities Available for Sale (Continued)

Management does not believe that any of the individual unrealized losses at September 30, 2009 and 2008, represent other-than-temporary impairment. The unrealized losses reported on securities at September 30, 2009 relate to two securities issued by U.S. Government Agencies and seven mortgage-backed securities. These unrealized losses are due to changes in interest rates. The Company does not intend to sell these securities and it is not more-likely-than-not that the Company would be required to sell these securities prior to full recovery of fair value to a level which equals or exceeds amortized cost.

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of securities available for sale during the years ended September 30, 2009 or 2008.

Note 4 - Securities Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)

September 30, 2009
Mortgage-backed securities, due after ten years	$156	$16	$—	$172

	$156	$16	$—	$172

September 30, 2008
Mortgage-backed securities, due after ten years	$191	$18	$—	$209

	$191	$18	$—	$209

There were no sales of securities held to maturity during the years ended September 30, 2009 and 2008.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 - Loans Receivable

	September 30,
	2009	2008
	(In thousands)

Real estate:
One-to-four-family	$135,580	$156,519
Multi-family	2,401	2,435
Non-residential	19,831	9,819
Construction	667	2,409
Equity and second mortgages	9,245	8,147

	167,724	179,329

Commercial	944	600

Consumer:
Passbook and other	301	371
Student	15	17
Checking overdraft	17	18

	333	406

Total Loans	169,001	180,335

Allowance for loan losses	(749)	(516)
Net deferred loan origination costs	1,041	1,314

	$169,293	$181,133

The following is an analysis of the allowance for loan losses:

	Years Ended September 30,
	2009	2008
	(In thousands)

Balance – beginning of year	$516	$269
Provision charged to operations	230	248
Loans recovered	3	—
Loans charged off	—	(1)

Balance – end of year	$749	$516

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 - Loans Receivable (Continued)

At September 30, 2009, the Company had loans in the amount of $1.7 million that were considered to be impaired. At September 30, 2008, the Company had no loans that were considered to be impaired. At September 30, 2009, none of the loans deemed impaired were subject to specific loss reserves. The average balances of impaired loans outstanding during the year ended September 30, 2009 was $139,000. Interest income recorded on impaired loans during the year ended September 30, 2009 was $44,000. Loans on which the accrual of interest has been discontinued amounted to $1.7 million at September 30, 2009. During the year ended September 30, 2009, $44,000 of interest was collected and recognized on these loans and had all such loans been performing in accordance with their original terms, additional interest income of $49,000 would have been recognized. The Company is not committed to lend additional funds on these non-accrual loans. At September 30, 2009, the Company had student loans which were ninety days or more delinquent and still accruing interest of $4,000 and such loans were guaranteed by New York State.

Note 6 - Premises and Equipment

	September 30,
	2009	2008
	(In thousands)

Land	$179	$179

Buildings and improvements	1,190	1,156
Accumulated depreciation	(490)	(461)

	700	695

Leasehold improvements	1,889	1,167
Accumulated amortization	(384)	(267)

	1,505	900

Furnishings and equipment	2,097	1,886
Accumulated depreciation	(1,362)	(1,166)

	735	720

	$3,119	$2,494

Note 7 - Accrued Interest Receivable

	September 30,
	2009	2008
	(In thousands)

Loans	$706	$731
Securities	270	50

	$976	$781

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 8 - Deposits

	September 30,
	2009		2008
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)

Demand deposits:
Non-interest bearing deposits	$16,607	—	$10,361	—
Interest bearing deposits	24,232	1.02%	10,092	1.86%

	40,839	0.61%	20,453	0.92%
Savings and club deposits	42,046	0.40%	37,933	0.40%
Certificates of deposit	101,502	2.53%	70,371	3.50%

	$184,387	1.61%	$128,757	2.17%

The scheduled maturities of certificates of deposit are as follows:

Years Ending September 30, (In thousands)
2010	$88,323
2011	6,715
2012	4,841
2013	768
2014	855

$101,502

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $45,950,000 and $26,530,000 at September 30, 2009 and 2008, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2009	2008
	(In thousands)
Demand deposits	$226	$283
Savings and club deposits	150	160
Certificates of deposit	2,905	2,397

	$3,281	$2,840

Note 9 - Securities Sold Under Agreements to Repurchase

At September 30, 2008, the Company had securities sold under agreements to repurchase totaling $614,000 which bore interest at the federal funds rate, less 125 basis points (0.75% at September 30, 2008). The accounts were secured by the pledge of a Federal Home Loan Mortgage Corp. bond with a fair value of $1,999,000 as of September 30, 2008.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 10 - Advances from FHLB

	September 30,
	2009	2008
	(In thousands)

Overnight borrowings with interest at 1.63%	$—	$15,900
Five year advance, maturing August 15, 2012, convertible on August 15, 2010, with interest payable quarterly at 4.78%	10,000	10,000
Five year advance, maturing August 8, 2012, with interest payable quarterly at 4.81%	10,000	10,000
Seven year advance, maturing December 29, 2014, convertible on December 29, 2009, with interest payable quarterly at 3.56%	5,000	5,000
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	9,726	9,867

Total	$34,726	$50,767

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

Year Ending September 30, (In thousands)
2010	$149
2011	157
2012	20,166
2013	176
2014	14,078

$34,726

These FHLB advances are secured by stock of the FHLB in the amount of $1,938,000 and $2,587,000 at September 30, 2009 and 2008, respectively, and a blanket assignment of qualifying loans and securities.

The Company has an overnight line of credit and a one month overnight repricing line of credit commitment with the FHLB totaling $28.6 million, which expire on August 10, 2010, of which none was in use at September 30, 2009. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loan and securities pledged as collateral.

Note 11 - Lease Commitments and Total Rental Expense

The Company leases six locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2009 (in thousands):

Years ending September 30,
2010	$592
2011	514
2012	521
2013	555
2014	570
Thereafter	2,756

$5,508

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 - Lease Commitments and Total Rental Expense (Continued)

The total rental expense and related charges for all leases for the years ended September 30, 2009 and 2008 was $581,000 and $821,000, respectively. Rental expense in 2008 includes $210,000 relating to two older branches which have been relocated and are no longer used.

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

Retained earnings at September 30, 2009 include approximately $1,981,000 of such bad debt deduction for which federal income taxes of approximately $612,000 have not been provided. In addition, deferred New York State taxes of approximately $369,000 have not been provided on bad debt deductions in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes (benefit) are as follows:

	Years Ended September 30,
	2009	2008
	(In thousands)
Current income tax expense (benefit):
Federal	$(12)	$(67)
State	(52)	20

	(64)	(47)

Deferred income tax expense (benefit):
Federal	(182)	(270)
State	17	(79)

	(165)	(349)

	$(229)	$(396)

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 12 - Income Taxes (Continued)

The following table reconciles the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income (loss) before income taxes:

	Years Ended September 30,
	2009	Percent of Pretax Loss	2008	Percent of Pretax Loss
	(Dollars in thousands)

Federal income taxes (benefit)	$(227)	(34.0)%	$(426)	(34.0)%
State income taxes, net of federal income tax effect	(23)	(3.5)%	(39)	(3.1)%
Non-deductible benefit plan	40	6.0%	30	2.4%
Other items, net	(19)	(2.8)%	39	3.1%

Effective Income Taxes	$(229)	(34.3)%	$(396)	(31.6)%

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2009	2008
	(In thousands)

Deferred tax assets:
Allowance for loan losses	$299	$206
Deferred rent	41	115
Net operating loss carryforward	242	—
Contribution carryover	270	270
Benefit plan adjustment	453	244
Accrued pension	68	39
Unrealized loss on securities available for sale	—	14
Stock based compensation	108	49
Other	40	7

Total Deferred Tax Assets	1,521	944

Deferred tax liabilities:
Depreciation	219	2
Unrealized gain on securities available for sale	233	—

Total Deferred Tax Liabilities	452	2

Valuation allowance	(270)	(270)

Net Deferred Tax Assets Included in Other Assets	$799	$672

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

Other comprehensive income (loss) is summarized as follows:

	Years Ended September 30,
	2009	2008
	(In thousands)

Securities available for sale
Net unrealized holding gains (losses) arising during the year, net of income taxes of $(247,000) and $15,000 respectively	$371	$(24)

Defined benefit plan adjustment, net of income taxes of $209,000 and $92,000 respectively	(315)	(137)

	$56	$(161)

Accumulated other comprehensive (loss), which is included in stockholders’ equity, consisted of the following:

	September 30,
	2009	2008
	(In thousands)

Net unrealized holding gains (losses) on securities available for sale, net of deferred income tax of $(233,000) and $14,000, respectively	$350	$(21)
Benefit plan adjustment, net of related deferred taxes of $453,000 and $244,000, respectively	(681)	(366)

	$(331)	$(387)

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

The following table presents a reconciliation of the Bank’s capital based on GAAP and regulatory capital at the dates presented:

	September 30,
	2009	2008
	(In thousands)

GAAP capital:	$16,819	$14,940
Disallowed deferred tax asset	(9)	(672)
Pension liability, net of deferred taxes	681	366
Unrealized (gain) loss on securities available for sale, net of deferred taxes	(350)	21
Intangible asset	—	(44)

Tier I and tangible capital	17,141	14,611
General valuation allowance	749	516

Total Regulatory Capital	$17,890	$15,127

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 - Regulatory Matters (Continued)

The following table sets forth the Bank’s capital position, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)

September 30, 2009:
Total capital (to risk-weighted assets)	$17,890	16.16%	$	≥8,857	≥8.00%	$	≥11,071	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	17,141	15.48		—	—		≥6,643	≥6.00
Core (Tier 1) capital (to total adjusted assets)	17,141	7.10		≥9,660	≥4.00		≥12,075	≥5.00
Tangible capital (to total adjusted assets)	17,141	7.10		≥3,622	≥1.50		—	—

September 30, 2008:
Total capital (to risk-weighted assets)	$15,127	14.28%	$	≥8,471	≥8.00%	$	≥10,589	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	14,611	13.80		—	—		≥6,354	≥6.00
Core (Tier 1) capital (to total adjusted assets)	14,611	7.23		≥8,079	≥4.00		≥10,099	≥5.00
Tangible capital (to total adjusted assets)	14,611	7.23		≥3,030	≥1.50		—	—

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

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans

Pension Plan

The Bank maintains a non-contributory defined benefit pension plan (the “Plan”) covering all eligible employees hired before July 1, 2008. The benefits are based on employees’ years of service and compensation. The Bank’s policy is to fund the Plan annually with at least the minimum contribution deductible and/or allowable for federal income tax purposes.

The following table sets forth the Plan’s funded status and components of net periodic pension cost:

	September 30,
	2009	2008
	(In thousands)

Change in benefit obligation:
Benefit obligation – beginning of year	$3,427	$3,487
Service cost	211	228
Interest cost	234	216
Actuarial (gain) loss	204	(342)
Benefits paid	(158)	(158)

Benefit obligation – end of year	$3,918	$3,427

Change in plan assets:
Fair value of assets – beginning of year	$2,722	$3,186
Actual return on plan assets	(157)	(372)
Benefits paid	(158)	(158)
Contributions	207	66

Fair value of assets – end of year	$2,614	$2,722

Reconciliation of funded status:
Accumulated benefit obligation	$3,452	$3,044

Projected benefit obligation	$(3,918)	$(3,427)
Fair value of assets	2,614	2,722

Funded status	$(1,304)	$(705)

Accrued pension cost included in other liabilities	$(1,304)	$(705)

	September 30,
	2009	2008
Valuation assumptions
Discount rate	7.00%	7.00%
Rate of compensation increase	4.00%	4.00%

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans (Continued)

	September 30,
	2009	2008
	(In thousands)

Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(1,114)	$(585)
Prior service cost	(20)	(24)

	$(1,134)	$(609)

As required for the fiscal year ended September 30, 2010, $64,000 in unrecognized net loss and $4,000 in unrecognized net prior service cost will be recognized as a component of net periodic pension.

	Years Ended September 30,
	2009	2008
	(Dollars in thousands)

Net periodic pension expense
Service cost	$211	$228
Interest cost	234	216
Expected return on assets	(192)	(220)
Amortization of prior service cost	4	4
Amortization of unrecognized net loss	21	13

Total net periodic pension expense	$278	$241

Valuation assumptions:
Discount rate	6.00%	6.00%
Rate of return on long-term assets	7.00%	7.00%
Salary increase rate	4.00%	4.00%

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans (Continued)

The Plan assets are invested as follows:

	September 30,
	2009	2008

Equity securities	53%	54%
Guaranteed insurance funds	47%	46%

	100%	100%

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

The Bank intends to maintain the current asset mix and seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. It is expected to have a 4.0% to 5.0% return from fixed income and a 5.0% to 9.0% rate of return from equities. The overall expected long-term rate of return on Plan assets used was 7.0% for both 2009 and 2008.

At September 30, 2009, expected benefit payments were as follows (in thousands):

Years ending September 30,
2010	$158
2011	158
2012	198
2013	218
2014	254
2015 to 2019	1,552

$2,538

The Bank expects to contribute $425,000 to the Plan during the year ended September 30, 2010.

Savings and Investment Plan

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes a matching contribution equal to 25% in 2009 and 50% in 2008 of an employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2009 and 2008, amounted to $26,000 and $52,000, respectively.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Benefit Plans (Continued)

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2009 and 2008, the loan had a balance of $1,584,000 and $1,599,000, respectively.

The ESOP is accounted for in accordance with the guidance issued by FASB. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $40,000 and $54,000 for the years ended September 30, 2009 and 2008, respectively.

The ESOP shares are summarized as follows:

	September 30,
	2009	2008

Unearned shares	149,343	154,823
Shares committed to be released	4,110	4,110
Shares released	10,960	5,480

Total shares	164,413	164,413

Fair value of unearned shares	$1,060,000	$1,195,000

Note 16 - Stock-Based Compensation

At a special meeting of the stockholders of the Company held on November 9, 2007, the stockholders approved the CMS Bancorp, Inc. 2007 Stock Option Plan and the CMS Bancorp, Inc. 2007 Recognition and Retention Plan (collectively the “Plans”). The Plans authorize the award of up to 205,516 stock options and 82,206 shares of restricted stock. On November 28, 2007, non-employee directors received an aggregate of 40,275 stock options with an exercise price of $10.12 per share and 14,110 shares of restricted stock with a grant date fair value of $10.12 per share. On November 28, 2007, certain officers and employees of the Company and the Bank received an aggregate of 111,879 stock options with an exercise price of $10.12 per share and 47,591 shares of restricted stock with a grant date fair value of $10.12 per share. The Company expenses, in accordance with FASB guidance, the fair value of all options at $2.73 per option, over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods. In the years ended September 30, 2009 and 2008 the Company recorded an expense of $83,000 and $70,000 respectively relating to stock options and $125,000 and $104,000 respectively relating to the restricted stock. The Company recognized approximately $59,000 and $49,000 of income tax benefits resulting from this expense in the years ended September 30, 2009 and 2008, respectively.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 - Stock-Based Compensation (Continued)

In November 2009, certain officers of the Company and the Bank received an aggregate of 8,300 stock options with an exercise price of $7.25 per share and 4,150 shares of restricted stock with a grant date fair value of $7.25 per share. The Company will expense, in accordance with FASB guidance, the fair value of these options at $2.49 per option, over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods.

As of September 30, 2009 and 2008 there were 53,362 stock options and 20,505 shares of restricted stock remaining available for future awards under the Plans. Stock options and restricted stock awarded under the Plans vest over five years, at the rate of 20% per year.

The following is a summary of the status of the Company’s restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at October 1, 2007	—	—
Granted	61,701	$10.12

Non-vested at September 30, 2008	61,701	$10.12
Vested	(12,340)	$10.12

Non-vested at September 30, 2009	49,361	$10.12

Expected future compensation expense relating to the 49,361 non-vested restricted shares outstanding at September 30, 2009 is $395,000 over a weighted average period of 3.2 years. During the year ended September 30, 2008, an independent trustee purchased 82,206 shares of the Company’s common stock for $856,000 to fund the Recognition and Retention Plan.

The following is a summary of stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at October 1, 2007,	—	—
Granted	152,154	$10.12	10.0 years

Balance at September 30, 2008	152,154	$10.12	9.2 years

Balance at September 30, 2009	152,154	$10.12	8.2 years

Exercisable at September 30, 2009	30,431	$10.12	—

Shares issued upon exercise of stock options will be issued from treasury stock or from previously unissued shares. As of September 30, 2009 the Company had 192,362 shares of treasury stock. Expected future compensation expense relating to the 152,154 vested and non-vested options outstanding at September 30, 2009 is $263,000 over a weighted average period of 3.2 years.

The fair value of the options granted on November 28, 2007, as computed using the Black-Scholes option-pricing model, was determined to be $2.73 per option based on the following underlying assumptions: a risk-free interest rate of 4.03%, expected option life of 7 years, expected stock price volatility of 11.3% and no expected dividend.

At September 30, 2009 and 2008, the stock options outstanding and stock options exercisable had no intrinsic value.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17 - Stock Repurchase Programs

On April 17, 2008, the Company’s Board of Directors approved a stock buy back plan that authorized the Company to buy back up to 98,647 shares of the outstanding stock of the Company. The buy back was administered as a 10(b)5-1 plan by Stifel Nicolaus, the Company’s investment banker. Through September 30, 2008, 98,647 shares of the Company’s common stock had been repurchased for $999,000.

On September 25, 2008, the Company’s Board of Directors approved an additional stock buy back plan that authorized the Company to buy back up to 93,715 shares of the outstanding stock of the Company. The buy back plan was administered as a 10(b)5-1 plan by Stifel Nicolaus, the Company’s investment banker. Through September 30, 2009, 93,715 shares of common stock had been repurchased for $661,000.

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

The Company has the following outstanding commitments:

	September 30
	2009	2008
	(In thousands)
Commitments to originate loans, expiring in three months or less	$9,967	$3,645
Commitments under homeowners’ equity lending program	8,835	7,761
Commitments under overdraft protection and commercial lines of credit	1,180	140

Total	$19,982	$11,547

At September 30, 2009, of the $9,967,000 in outstanding commitments to originate loans, $4,646,000 were at fixed rates ranging from 4.625% to 7.840% and $5,321,000 were adjustable rates with initial rates ranging from 4.00% to 6.27%.

At September 30, 2008, of the $3,645,000 in outstanding commitments to originate loans, $2,425,000 were at fixed rates ranging from 6.625% to 7.625% and $1,220,000 were adjustable rates with initial rates ranging from 5.0% to 7.0%.

At September 30, 2009 and 2008, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $8,835,000 and $7,761,000, respectively. Interest rates are either fixed (ranging from 6.75% to 7.625% at September 30, 2009) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 3.0% to 6.0% at September 30, 2009). At September 30, 2009 and 2008, unused overdraft protection and commercial lines of credits were $1.2 million and $140,000, respectively. Unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

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

The Company is not currently a party to litigation, but may in the future become a party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material adverse effect on the financial position or results of operations of the Company.

Note 19 - Fair Value Measurements and Fair Value of Financial Instruments

Effective July 1, 2008, the Company adopted FASB’s guidance on fair value measurement. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

Additional guidance concerning the effective date of FASB’s statement on fair value measurement issued in February 2008, delayed the effective date of the guidance for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The implementation of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 19 - Fair Value Measurements and Fair Value of Financial Instruments (Continued)

The guidance on fair value measurement describes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In addition, the guidance requires the Company to disclose the fair value for financial assets on both a recurring and non-recurring basis.

For financial assets measured at fair value on a recurring and non-recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2009 are summarized below:

Description	Balance	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
(In thousands)

Recurring basis:
Securities available for sale	$58,487	$—	$58,487	$—
Non-recurring basis:
Loans held for sale	$635	$—	$—	$635

The fair values of securities available for sale (carried at fair value) or held to maturity (carried at amortized cost) are primarily determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at September 30, 2009 and 2008:

Cash and Cash Equivalents, Interest Receivable and Interest Payable. The carrying amounts for cash and cash equivalents, interest receivable and interest payable approximate fair value because they mature in three months or less.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 19 - Fair Value Measurements and Fair Value of Financial Instruments (Continued)

Securities. The fair value for debt securities, both available for sale and held to maturity are based on quoted market prices or dealer prices (Level 1), if available. If quoted market prices are not available, fair values are based on matrix pricing (Level 2), a mathematical technique used to value debt securities relying upon the benchmark quoted prices.

Loans Receivable. The fair value of loans receivable is estimated by discounting the future cash flows, using the current market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Loans held for sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate.

Deposits. The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using market rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Securities sold under agreement to repurchase. The fair value of securities sold under agreements to repurchase is equal to their carrying amount because they mature in three months or less.

Advances from FHLB. Fair value is estimated using rates currently offered for advances of similar remaining maturities.

Commitments to extend credits. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, was not considered material at September 30, 2009 or 2008.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 19 - Fair Value Measurements and Fair Value of Financial Instruments (Continued)

The carrying amounts and estimated fair values of financial instruments are as follows:

	September 30,
	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets
Cash and cash equivalents	$7,304	$7,304	$5,402	$5,402
Securities available for sale	58,487	58,487	10,179	10,179
Securities held to maturity	156	172	191	209
Loans held for sale	635	635	—	—
Loans receivable	169,293	181,596	181,133	176,292
Accrued interest receivable	976	976	781	781

Financial liabilities
Deposits	184,387	184,951	128,757	129,160
Securities sold under agreements to repurchase	—	—	614	614
FHLB Advances	34,726	37,533	50,767	51,077
Accrued interest payable	649	649	363	363
Off-balance sheet financial instruments	—	—	—	—

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

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 - Recent Accounting Pronouncements

In February 2008, the FASB issued guidance concerning accounting for transfers of financial assets and repurchase financing transactions. This guidance addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one “linked” transaction. The guidance includes a “rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The guidance is effective for fiscal years beginning after November 15, 2008 and applies only to original transfers made after that date; early adoption will not be allowed. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In March 2008, the FASB issued guidance concerning disclosures about derivative instruments and hedging activities, an amendment to previous guidance on the topic. This guidance requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. This guidance also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of the previous guidance has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. The guidance is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2008, the FASB issued guidance concerning determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under guidance concerning goodwill and other intangible assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset under guidance concerning goodwill and other intangible assets and the period of expected cash flows used to measure the fair value of the asset under guidance concerning business combinations, and other GAAP. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued guidance concerning accounting for transfers of financial assets, an amendment to previous guidance on the topic. This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. Specifically, among other aspects, this guidance amends previous guidance concerning accounting for transfers and servicing of financial assets and extinguishments of liabilities by removing the concept of a qualifying special-purpose entity from previous guidance on transfers and servicing and removes the exception from applying previous guidance on transfers and servicing to variable interest entities that are qualifying special-purpose entities. It also modifies the financial-components approach used in previous guidance. This guidance is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In June 2009, the FASB issued guidance requiring an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance also amends previous guidance to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 - Recent Accounting Pronouncements (Continued)

In June 2009, the FASB issued guidance concerning the FASB accounting standards codification and the hierarchy of GAAP. This guidance is a replacement of previous guidance concerning the hierarchy of GAAP and is designed to establish the FASB accounting standards codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with GAAP in the United States. This guidance is effective for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 21 - Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the years ended September 30, 2009 and 2008.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	September 30,
	2009	2008
Assets
Cash and cash equivalents	$863	$3,511
Investment in Bank	16,819	14,940
Loan receivable	1,474	1,489
ESOP loan receivable	1,584	1,599
Other assets	194	180

Total assets	$20,934	$21,719

Liabilities and stockholders’ equity
Other liabilities	$21	$10
Stockholders’ equity	20,913	21,709

Total liabilities and stockholders’ equity	$20,934	$21,719

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended September 30,
	2009	2008
Interest income	$237	$240
Equity in (loss) of Bank	(425)	(736)

Total loss	(188)	(496)

Other non-interest expenses	252	417

Loss before income tax benefit	(440)	(913)
Income tax benefit	(1)	(56)

Net loss	$(439)	$(857)

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 21 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2009	2008
Cash flows from operating activities:
Net (loss)	$(439)	$(857)
Equity in loss of Bank	425	736
Increase in other assets	(14)	(100)
Increase (decrease) in other liabilities	11	(20)

Net cash used in operating activities	(17)	(240)

Cash flows from investing activities:
Net decrease (increase) in loans receivable	15	(1,489)
Decrease in ESOP loan receivable	15	45
Capital contributed to Bank	(2,000)	—

Net cash used in investing activities	(1,970)	(1,444)

Cash flows from financing activities:
Purchase of treasury stock	(661)	(999)
Funding of restricted stock awards	—	(856)

Net cash used in financing activities	(661)	(1,855)

Net decrease in cash and cash equivalents	(2,648)	(3,540)

Cash and cash equivalents – beginning of period	3,511	7,051

Cash and cash equivalents – end of period	$863	$3,511

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 22 - Quarterly Financial Data (Unaudited)

	Year Ended September 30, 2009
	Dollars in thousands, except per share data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$2,863	$2,826	$2,858	$2,858
Interest expense	1,277	1,201	1,289	1,246

Net interest income	1,586	1,625	1,569	1,612
Provision for loan losses	—	30	—	200

Net interest income after provision for loan losses	1,586	1,595	1,569	1,412
Non-interest income	78	94	184	142
Non-interest expense	1,652	1,655	1,918	2,103

Income (loss) before income taxes	12	34	(165)	(549)
Income taxes (benefit)	13	19	(46)	(215)

Net income (loss)	$(1)	$15	$(119)	$(334)

Net income (loss) per common share, basic and diluted	$0.00	$0.01	$(0.07)	$(0.19)

	Year Ended September 30, 2008
	Dollars in thousands, except per share data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$2,457	$2,507	$2,567	$2,760
Interest expense	1,155	1,158	1,143	1,118

Net interest income	1,302	1,349	1,424	1,642
Provision for loan losses	15	35	65	133

Net interest income after provision for loan losses	1,287	1,314	1,359	1,509
Non-interest income	129	66	74	53
Non-interest expense	1,565	1,594	1,692	2,193

Loss before income tax benefit	(149)	(214)	(259)	(631)
Income tax benefit	(19)	(65)	(81)	(231)

Net (loss)	$(130)	$(149)	$(178)	$(400)

Net (loss) per common share, basic and diluted	$(0.07)	$(0.08)	$(0.10)	$(0.21)

CMS Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 23 - Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, and their immediate families (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons were indebted to the Bank for loans totaling $902,000 and $1,203,000 at September 30, 2009 and 2008, respectively. During the year ended September 30, 2009, no new loans and $301,000 of repayments were made.