Form 10-K, Exhibit 13
period 2010-09-30
CMS Bancorp, Inc.
filed 2010-12-15
CIK 1350072

Exhibit 13.1

2010 Annual Report

CMS Bancorp, Inc.

Dear Stockholders:

In 2005, the Board of Directors embarked on a vision to change the direction, culture, operations and business strategy of Community Mutual Savings Bank (the “Bank”). The Board’s vision recognized that a small, community oriented savings bank in a large and highly competitive banking market would not survive in the industry unless it developed products, services and a customer centric strategy which would allow the organization to compete effectively.

The Bank focused on hiring a new and experienced management team of professionals to rebuild its infrastructure and technology platform to support robust growth plans. Policies, procedures and internal controls were developed and put in place. New state of the art systems and computers were installed to allow the Bank to become more customer centric.

Both a mission and core values statement were developed and presented to each new and existing employee reminding them of our commitment to each other and our customers. Employees were also provided with a higher level of core competency training programs ranging from compliance to new business development techniques and sales. The Bank began to create a brand and image in the community, while beginning the process of growing its loan and deposit base.

In April 2007, the Bank changed from a mutual to a stock-based company, and raised over $16 million of capital under the holding company, CMS Bancorp, Inc.

From April 2007 to today, the Company has taken major strides towards modernizing the branch network and growing the assets of the Bank. Change has come at a fast and furious pace since the initial 2005 Board vision. Our White Plains branch was merged into the Greenburgh branch, the old Eastchester and Greenburgh branches were relocated to newer, more attractive and customer welcoming locations with better access, night depository for commercial customers, and vastly improved parking. In 2009, the Bank added the new Mount Kisco office in northern Westchester at a key geographic crossroad, which broadened the Bank’s reach in the county. Our branch network now spans from southern to northern Westchester. Finally, we have favorably renegotiated our West Harrison branch office lease and as a result will be expanding that location by 1,180 sq feet and completing a renovation project in late 2011 to match the current look of our other branch locations.

We have continued to improve our products and services offerings, adding Telephone Banking, On-line Residential Mortgage Origination Applications, CDARS, On-line Banking including Bill Pay, and On-line Business Banking options with a suite of business cash management related services.

We have continued to raise local deposits and put the funds to work in our expanding loan portfolio and investments. Since September 30, 2005, our loans have more than doubled to the current $179.1 million and our total assets have grown from $114.3 million to $247.4 million. We have been able to achieve this growth, despite the unusual yield curve environment, the liquidity crisis of some of the major money center banks, the Wall Street melt down and one of the worst economic downturns since the Great Depression. While our loan portfolio has suffered from the effects of unemployment and lower housing prices, our non-performing loans continue to be well below that of our peers.

Fiscal 2010 was a first step toward profitability for the Company, despite the poor economy. We believe that the past five years have laid the foundation and positioned the Company toward a path of continued growth and prosperity. We would like to thank our customers, the Board of Directors, officers and employees for their efforts and performance during the 2010 fiscal year and thank you, our stockholders, for your continued support during this journey.

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

Selected Financial Condition Data	At September 30,
(in thousands)	2010	2009	2008
Total assets	$247,385	$243,164	$203,930
Loans receivable, net	179,066	169,293	181,133
Investment securities	56,336	58,643	10,370
Cash and cash equivalents	3,434	7,304	5,402
Deposits	188,306	184,387	128,757
FHLB Advances	34,578	34,726	50,767
Stockholders’ equity	21,756	20,913	21,709

Selected Operating Data	Years Ended September 30,
(in thousands, except per share data)	2010	2009	2008
Interest income	$11,426	$11,405	$10,291
Interest expense	3,764	5,013	4,574

Net interest income	7,662	6,392	5,717
Provision for loan losses	366	230	248
Non-interest income	1,029	498	322
Non-interest expense	8,020	7,328	7,044
Income tax expense (benefit)	139	(229)	(396)

Net income (loss)	$166	$(439)	$(857)

Net income (loss) per share	$0.10	$(0.25)	$(0.46)

	At or for the Years Ended September 30,
Selected Financial Ratios and Other Data	2010	2009	2008
Performance Ratios:
Return on average assets	0.07%	(0.20)%	(0.47)%
Return on average equity	0.80%	(2.06)%	(3.69)%
Yield on average interest-earning assets	5.01%	5.36%	5.83%
Net interest rate spread	3.10%	2.63%	2.68%
Net interest margin	3.36%	3.00%	3.24%
Average interest-earning assets to average interest-bearing liabilities	1.16	1.16	1.21

Capital Ratios:
Average stockholders’ equity to average assets	8.85%	9.70%	12.84%
Tier 1 core ratio	7.60%	7.10%	7.23%
Total risk based capital ratio	17.13%	16.16%	14.28%

Asset Quality Ratios:
Allowance for loan losses to gross loans	0.62%	0.44%	0.28%
Non-performing loans to total assets	1.20%	0.69%	0.00%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors including those set forth in Part 1, Item 1—Description of Business—Risk Factors of our Form 10-K for the year ended September 30, 2010, which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	changes in interest rates;

•	our allowance for loan losses may not be sufficient to cover actual loan losses;

•	the risk of loss associated with our loan portfolio;

•	lower demand for loans;

•	changes in our asset quality;

•	other-than-temporary impairment charges for investments;

•	the soundness of other financial institutions;

•	changes in liquidity;

•	changes in the Company’s reputation;

•	higher FDIC insurance premiums;

•	changes in the real estate market or local economy;

•	our ability to successfully implement our future plans for growth;

•	natural and man made disasters and public health issues such as the H1N1 flu outbreak;

•	our ability to retain our executive officers and other key personnel;

•	competition in our primary market area;

•	changes in laws and regulations to which we are subject;

•	the effects of new laws and regulations, including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act;

•	recent developments affecting the financial markets;

•	changes in the Federal Reserve’s monetary or fiscal policies;

•	our ability to maintain effective internal controls over financial reporting;

•	the inclusion of certain anti-takeover provisions in our organizational documents; and

•	the low trading volume in our stock.

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

The Company’s net interest income may be affected by market interest rate changes. Local market conditions and liquidity needs of other financial institutions can have a dramatic impact on the interest rates offered to attract deposits. In recent years, changes in short-term interest rates did not result in corresponding changes in long-term interest rates, and local market conditions resulted in relatively high certificate of deposit interest rates and lower interest rates on loans. The effect of this interest rate environment did, and could in the future, continue to decrease the Company’s ability to invest deposits and reinvest proceeds from loan and investment repayments at higher interest rates. During portions of the past two fiscal years, the Company’s cost of funds did not change proportionally to its yield on loans and investments, due to the longer-term nature of its interest-earning assets, the yield curve environment and higher interest rates on deposits resulting from liquidity needs of other financial institutions.

In order to grow and diversify, the Company seeks to continue to increase its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County and the surrounding areas as a means to increase the yield on and diversify its loan portfolio, build transactional deposit account relationships and, depending on market conditions, sell the fixed-rate residential real estate loan originations to a third party in order to diversify its loan portfolio, increase non-interest income and reduce interest rate risk.

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

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the President signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) into law. Among other things, the Dodd-Frank Act dramatically impacts the rules governing the provision of consumer financial products and services, and implementation of the many requirements of the new law will require new mandatory and discretionary rulemakings by numerous federal regulatory agencies over the next several years. The new law significantly affects the operations of federal savings associations (including the Bank) and their holding companies as, among other things, the Dodd-Frank Act: (1) abolishes our primary federal regulator, the Office of Thrift Supervision (“OTS”), effective 90 days after the transfer of the OTS’s supervisory and other functions to the Federal Reserve Board (“FRB”), Federal Deposit Insurance Corporation (“FDIC”), and the Office of the Comptroller of the Currency (“OCC”); (2) creates the Bureau of Consumer Financial Protection, a new independent consumer watchdog agency housed within the FRB that will have primary rulemaking authority with respect to all federal consumer financial laws; (3) requires that formal capital requirements be imposed on savings and loan holding companies generally commencing July 2015; (4) codifies the “source of strength” doctrine for all depository institution holding companies; (5) grants to the U.S. Department of the Treasury, FDIC and the FRB broad new powers to seize, close and wind down “too big to fail” financial (including non-bank) institutions in an orderly fashion; (6) establishes a new Financial Stability Oversight Council that is charged with identifying and responding to emerging risks throughout the financial system, composed primarily of federal financial services regulators and chaired by the Secretary of the Treasury Department; (7) adopts new standards and rules for the mortgage industry; (8) adopts new bank, thrift and holding company regulation; (9) permanently increases the standard maximum deposit insurance limit to $250,000 per depositor, per institution for each account ownership category; (10) temporarily provides for unlimited deposit insurance coverage for “noninterest-bearing transaction accounts;” (11) repeals the long-standing statutory prohibition on the payment of interest on demand deposits including commercial transaction accounts; (12) adopts new federal regulation of the derivatives market; (13) adopts the so-called Volcker Rule, substantially restricting proprietary trading by depository institutions and their holding companies; (14) imposes requirements for “funeral plans” by large, complex financial companies; (15) establishes new regulation of the asset securitization market through “skin in the game” and enhanced disclosure requirements; (16) establishes new regulation of interchange fees; (17) establishes new and enhanced compensation and corporate governance oversight for the financial services industry; (18) provides enhanced oversight of municipal securities; (19) provides a specific framework for payment, clearing and settlement regulation; (20) tasks the federal banking agencies with adopting new and enhanced capital standards for all depository institutions; and (21) significantly narrows the scope of federal preemption for national banks and federal savings associations.

The Company is currently evaluating the potential impact of the Dodd-Frank Act on our business, financial condition, results of operations and prospects and expect that some provisions of the new law may have adverse effects on us, such as the cost of complying with the numerous new regulations and reporting requirements mandated by the Dodd-Frank Act. Additionally, given that the functions of the OTS in regard to the Company and Bank will formally be transferred to the FRB and the OCC respectively on July 21, 2011 (or else by January 21, 2012 if a six-month extension is required), the Company and Bank may see changes in the way we are supervised and examined sooner, and may experience operational challenges in the course of transition to our new regulators.

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

These critical policies and their application have been and will continue to be reviewed periodically by the Audit Committee and the Board of Directors. All accounting policies are important, and as such, we encourage you to review each of the policies included in Note 2 to the Company’s Consolidated Financial Statements to obtain a better understanding of how the Company’s financial performance is reported.

Average Balances, Interest and Average Yields

The following tables set forth certain information relating to the Company’s average balance sheets and reflects the average annual yield on interest-earning assets and average annual cost of interest-bearing liabilities, interest earned and interest expensed for the periods indicated. Such yields and costs are derived by dividing annualized income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses.

	At September 30, 2010		For the Year Ended September 30, 2010
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$179,066	6.00%	$174,634	$10,219	5.85%
Securities (2)	56,336	1.93%	45,564	1,044	2.29%
Other interest-earning assets (3)	5,129	2.66%	8,047	163	2.03%

Total interest-earning assets	240,531	4.98%	228,245	11,426	5.01%

Non-interest earning assets	6,854		6,892

Total Assets	$247,385		$235,137

Interest bearing-liabilities:
Demand deposits	$32,761	0.80%	$29,801	288	0.97%
Savings and club accounts	40,873	0.40%	40,966	159	0.39%
Certificates of deposit	100,578	1.71%	87,218	1,591	1.82%
Borrowed money (4)	35,427	4.76%	39,308	1,726	4.39%

Total interest-bearing liabilities	209,639	1.83%	197,293	3,764	1.91%

Non-interest bearing liabilities:
Non-interest bearing deposits	14,094		13,870
Other	1,896		3,163

Total non-interest bearing liabilities	15,990		17,033

Total liabilities	225,629		214,326

Total equity	21,756		20,811

Total liabilities and equity	$247,385		$235,137

Interest rate spread				$7,662	3.10%

Net interest-earning assets/net interest margin			$30,952		3.36%

Ratio of interest-earning assets to interest-bearing liabilities				1.16x

(1)	Net of allowance for loan losses and net deferred costs and fees.
(2)	Available for sale securities included at fair value.
(3)	Includes stock of Federal Home Loan Bank of New York and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds and securities sold under agreements to repurchase.

	For the Year Ended September 30, 2009			For the Year Ended September 30, 2008
	Average Balance	Interest Income Expense	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets
Loans receivable (1)	$177,239	$10,396	5.87%	$160,965	$9,659	6.00%
Securities (2)	27,290	905	3.32%	5,992	259	4.32%
Federal funds sold	—	—	—	5,191	179	3.45%
Other interest-earning assets (3)	8,192	104	1.27%	4,309	194	4.50%

Total interest-earning assets	212,721	11,405	5.36%	176,457	10,291	5.83%

Non-interest earning assets	6,757			4,332

Total Assets	$219,478			$180,789

Interest bearing-liabilities
Demand deposits	$15,095	226	1.50%	$10,442	283	2.71%
Savings and club accounts	38,271	150	0.40%	40,161	160	0.40%
Certificates of deposit	93,228	2,905	3.11%	57,710	2,397	4.15%
Borrowed money (4)	37,333	1,732	4.64%	36,996	1,734	4.69%

Total interest-bearing liabilities	183,927	5,013	2.73%	145,309	4,574	3.15%

Non-interest bearing liabilities:
Non-interest bearing deposits	12,210			11,194
Other	2,062			1,073

Total non-interest bearing liabilities	14,272			12,267

Total liabilities	198,199			157,576

Total equity	21,279			23,213

Total liabilities and equity	$219,478			$180,789

Interest rate spread		$6,392	2.63%		$5,717	2.68%

Net interest-earning assets/net interest margin	$28,794		3.00%	$31,148		3.24%

Ratio of interest-earning assets to interest-bearing liabilities		1.16x			1.21x

(1)	Net of allowance for loan losses and net deferred costs and fees.
(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.
(3)	Includes stock of Federal Home Loan Bank of New York and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds and securities sold under agreements to repurchase.

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

	Year Ended September 30, 2010 Compared to 2009
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$(144)	$(33)	$(177)
Securities	479	(340)	139
Other interest-earning assets	(2)	61	59

Total interest-earning assets	333	(312)	21

Interest-bearing liabilities:
Demand deposits	163	(101)	62
Savings and club accounts	10	(1)	9
Certificates of deposit	(177)	(1,137)	(1,314)
Borrowed money	90	(96)	(6)

Total interest-bearing liabilities	86	(1,335)	(1,249)

Net interest income	$247	$1,023	$1,270

	Year Ended September 30, 2009 Compared to 2008
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$779	$(42)	$737
Securities	663	(17)	646
Federal funds sold	(179)	—	(179)
Other interest-earning assets	27	(117)	(90)

Total interest-earning assets	1,290	(176)	1,114

Interest-bearing liabilities:
Demand deposits	33	(90)	(57)
Savings and club accounts	(10)	—	(10)
Certificates of deposit	789	(281)	508
Borrowed money	8	(10)	(2)

Total interest-bearing liabilities	820	(381)	439

Net interest income	$470	$205	$675

Comparison of Financial Condition at September 30, 2010 to September 30, 2009

Total assets increased by $4.2 million, or 1.7%, to $247.4 million at September 30, 2010 from $243.2 million at September 30, 2009. Net loan growth of $9.8 million was funded from cash and cash equivalents, reductions in securities and deposit growth.

Cash and cash equivalents decreased by $3.9 million or 53.0% to $3.4 million as of September 30, 2010 from $7.3 million at September 30, 2009 as cash equivalents were invested in higher yielding loans.

Securities available for sale decreased by $2.2 million or 3.7% to $56.3 million as of September 30, 2010 from $58.5 million at September 30, 2009 as repayments of these securities were invested in relatively higher yielding loans. Available for sale securities consist principally of notes, bonds and mortgage-backed securities of the U.S. Government and U.S. Government Agencies.

Loans receivable were $179.1 million and $169.3 million at September 30, 2010 and 2009, respectively, representing an increase of $9.8 million, or 5.8%. During the year ended September 30, 2010, normal amortization reduced loan balances by $7.5 million and prepayments reduced loan balances by an additional $19.1 million. The increase in loans resulted principally from a $12.1 million increase in non-residential real estate mortgage loans and net additions to the multi-family portfolio of $6.7 million and secured commercial loan portfolio of $5.3 million, offset in part by normal amortization and prepayments of one-to-four-family mortgages.

While the banking industry has seen increases in loan delinquencies and defaults over the past year, particularly in the subprime sector, the Bank has not experienced significant losses in its loan portfolio due primarily to its conservative underwriting policies. As of September 30, 2010 and 2009, the Bank had $2.4 million and $1.7 million of non-performing loans, substantially all of which are in process of foreclosure, and are considered impaired and have been placed on non-accrual status. The increase in impaired loans resulted from general economic conditions, increased unemployment and the declines in the local real estate market. As of September 30, 2010 and 2009, the allowance for loan losses was 0.62% and 0.44% of loans outstanding, respectively. There were $3,000 of loans charged off in the year ended September 30, 2010 and $2,000 and $3,000 of recoveries in the years ended September 30, 2010 and 2009, respectively. Despite a weakening economy nationally as well as in our primary market area, there was no material shift in the loan portfolio, loss experience, or other factors affecting the Bank, other than growth in non-residential real estate and commercial loans. As a result of the deterioration of economic conditions, continued high unemployment, declines in real estate values in the Bank’s primary market area, lower commercial real estate cash flows and a modest increase in delinquencies, $366,000 and $230,000 was provided for loan losses in the years ended September 30, 2010 and 2009, respectively.

The $847,000 increase in other assets related principally to the required prepayment of FDIC insurance payments for the three year period ending December 31, 2012 and the prepayment of three years of corporate insurance premiums.

Deposits increased by $3.9 million, or 2.1%, from $184.4 million as of September 30, 2009 to $188.3 million as of September 30, 2010. The increase in deposits resulted from an $8.0 million one way buy CDARS deposit during the year ended September 30, 2010. The Bank participates in the Certificate of Deposit Account Registry Service, or CDARS network. Under this network, the Bank can transfer deposits into the network (a one way sell transaction), request that the network deposit funds at the Bank (a one way buy transaction), or deposit funds into the network and receive an equal amount of deposits from the network (a reciprocal transfer). The network provides the Bank with an investment vehicle in the case of a one way sell, a liquidity or funding source in the case of a one way buy and the ability to access additional FDIC insurance for customers in the case of a reciprocal transfer. The increase in deposits from this CDARS transaction was partially offset by declines in retail deposits.

Stockholders’ equity increased from $20.9 million at September 30, 2009 to $21.8 million at September 30, 2010 as a result of the net income of $166,000 and by additions to equity resulting from accounting for stock-based compensation and the employee stock ownership plan, or “ESOP” and other comprehensive income.

Comparison of Operating Results for the Years Ended September 30, 2010 and 2009

General. The Company had net income of $166,000 for the year ended September 30, 2010, compared to a net loss of $439,000 for the year ended September 30, 2009. The improvement resulted primarily from a decrease in interest expense and the gain on sale of loans and securities, offset in part by increases in the provision for loan losses and non-interest expense.

In April 2009, the Company opened a new branch in Mount Kisco, New York. This new branch caused operating expenses to increase for the portion of fiscal 2009 that it was open and for all of the year ended September 30, 2010. For the years ended September 30, 2010 and 2009, direct operating expenses of the Mount Kisco branch were $589,000 and $339,000, respectively.

Interest Income. Total interest income increased $21,000, or 0.2%, to $11.4 million for the year ended September 30, 2010 compared to the year ended September 30, 2009. The increase in interest income was due to increases of $139,000 in interest income from securities and $59,000 in interest from other interest-earning assets, offset in part by a decrease of $177,000 in interest income from loans. Higher interest-earning asset balances contributed $333,000 to the increase in total interest income, offset in part by the impact of lower yields on interest-earning assets of $312,000.

Interest income from loans decreased by $177,000, or 1.7%, to $10.2 million for the year ended September 30, 2010 from $10.4 million for the year ended September 30, 2009. The decrease was due to a $2.6 million, or 1.5%, decrease in the average balance of loans to $174.6 million in the year ended September 30, 2010 from $177.2 million in the year ended September 30, 2009, and a decrease in the associated average yields to 5.85% in the 2010 fiscal year from 5.87% in the 2009 fiscal year, reflecting lower market rates, decreases in interest rates on adjustable rate loans and the write-off of deferred loan origination costs on loans that were pre-paid, which were higher in the year ended September 30, 2010 compared to the year ended September 30, 2009. During the year ended September 30, 2010, normal amortization decreased loan balances by $7.5 million and prepayments reduced loan balances by an additional $19.1 million. Lower average balances contributed $144,000 to the $177,000 decrease in interest income from loans, while the impact of lower yields reduced interest on loans by $33,000.

Interest income from securities increased by $139,000 to $1.0 million for the year ended September 30, 2010 from $905,000 for the year ended September 30, 2009. The increase in interest income from securities was due to purchases of short to intermediate-term available-for-sale securities, principally notes, bonds and mortgage-backed securities of the U.S. Government and U.S. Government Agencies which caused the average balance of securities to increase by $18.3 million in the year ended September 30, 2010 compared to 2009. The impact of higher investment balances was partially offset by a decrease in the average yield on securities to 2.29% for the year ended September 30, 2010 compared to 3.32% for the year ended September 30, 2009. Higher investment balances contributed $479,000 to the $139,000 increase in interest income from investments, offset in part by the impact of lower yields of $340,000.

Interest income from other interest-earning assets increased by $59,000 for the year ended September 30, 2010, due to higher interest rates, which increased interest income by $61,000, offset in part by the impact of lower average balances, which decreased interest income by $2,000. The higher interest rates on other interest-earning assets resulted from higher dividends from the FHLB, higher balances of loans originated for resale and lower cash equivalents in the year ended September 30, 2010 compared to 2009.

Interest Expense. Total interest expense decreased by $1.2 million, or 24.9%, to $3.8 million in the year ended September 30, 2010 compared to $5.0 million in 2009. Interest on demand deposits increased $62,000 as a result of higher average balances, offset in part by the impact of lower interest rates in the 2010 fiscal year. Interest on savings and club accounts increased by $9,000 as a result of the average balances increasing from $38.3 million in the year ended September 30, 2009 to $41.0 in 2010. Interest expense on certificates of deposit declined by $1.3 million as a result in the reduction of average balances from $93.2 million in the year ended September 30, 2009 to $87.2 million in 2010 and a reduction in interest rates on certificates of deposit from 3.11% in the year ended September 30, 2009 to 1.82% in 2010. Promotional interest rates on certificates of deposit in connection with the opening of the Mount Kisco branch and more competitive market rates offered on certificates of deposit in the 2009 period resulted in deposit increases in the year ended September 30, 2009. As these certificates of deposit matured in late 2009, customers transferred funds into money market and passbook accounts, and to a lesser degree, withdrew the deposits. The increase in deposits includes an $8.0 million one way buy CDARS deposit during the year ended September 30, 2010. Overall declines in market interest rates reduced the average interest rate on interest-bearing liabilities from 2.73% in the year ended September 30, 2009 to 1.91% in 2010. Of the $1.2 million decrease in interest expense, lower interest rates caused interest expense to decrease by $1.3 million while higher average balances of interest-bearing liabilities caused the expense to increase by $86,000.

Net Interest Income. Net interest income increased $1.3 million, or 19.9%, to $7.7 million for the year ended September 30, 2010 from $6.4 million for the year ended September 30, 2009. Increases in average interest-earning assets, net of a lower yield on those assets in the year ended September 30, 2010 as compared to 2009 were partially offset by increases in the volume of interest-bearing liabilities, net of the benefit of lower interest rates on those liabilities.

Provision for Loan Losses. The allowance for loan losses was $1.1 million, or 0.62% of gross loans outstanding, at September 30, 2010 compared to $749,000, or 0.44% of gross loans outstanding at September 30, 2009. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. As of September 30, 2010 and 2009, the Company had $2.4 million and $1.7 million, respectively, of non-performing loans, substantially all of which are in the process of foreclosure and are considered impaired and have been placed on non-accrual status. The increase in impaired loans resulted from general economic conditions, increased unemployment and the declines in the local real estate market. There were $3,000 of loans charged off in the year ended September 30, 2010 and $2,000 and $3,000 of recoveries in the years ended September 30, 2010 and 2009. Despite a weak economy nationally as well as in our primary market area, there was no material shift in the loan portfolio, loss experience, or other factors affecting the Bank, other than growth in non-residential real estate and commercial loans. As a result of the deterioration of economic conditions, continued high unemployment, declines in real estate values in the Company’s primary market area, lower commercial real estate cash flows, higher commercial loans and a modest increase in delinquencies, $366,000 and $230,000 was provided for loan losses in the years ended September 30, 2010 and 2009, respectively. The Bank has allocated the allowance for loan losses among categories of loan types as well as classification status at each period end date.

Non-interest Income. Non-interest income of $1.0 million in the year ended September 30, 2010 was higher than the non-interest income of $498,000 in the comparable 2009 fiscal year as a result of $361,000 of net gains on loans originated for sale in the 2010 fiscal year, compared to $270,000 in fiscal 2009, and $457,000 of gains on the sale of securities in the year ended September 30, 2010 (none in fiscal 2009).

Non-interest Expenses. Non-interest expenses were $8.0 million and $7.3 million for the years ended September 30, 2010 and 2009, respectively, representing an increase of $692,000, or 9.4%. Direct operating costs of the Mount Kisco branch increased non-interest expense by $256,000 in the year ended September 30, 2010, compared to 2009 as the branch was open for only a portion of the 2009 fiscal year. Salaries and benefits increased by $228,000 as a result of the new Mount Kisco branch being open for only a portion of the 2009 fiscal year (accounting for $102,000 of the increase), higher commissions on a higher volume of loans originated for resale and higher pension costs and medical insurance premiums.

Net occupancy costs increased by $232,000 in the year ended September 30, 2010 compared to 2009 as a result of the new Mount Kisco branch being open for only a portion of the 2009 fiscal year (accounting for $139,000 of the increase) and as a result of higher maintenance costs and lower rental income from a building on the Mount Vernon branch property which was previously rented to a retail business. There were also higher equipment costs of $42,000 in the year ended September 30, 2010 compared to 2009 as a result of the new Mount Kisco branch being open for only a portion of the 2009 fiscal year.

Professional fees were $485,000 in the year ended September 30, 2009 and $645,000 in the year ended September 30, 2010, an increase of $160,000. Professional fees in the year ended September 30, 2009 included credits from the reimbursement of legal fees from the insurance carrier in connection with the settlement of the suit brought by two former employees and the reimbursement of legal fees by the defined benefit pension plan, while professional fees in the year ended September 30, 2010 include higher corporate matter legal fees and higher internal and external audit fees associated with the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002.

The special FDIC assessment of $110,000 in the year ended September 30, 2009, net of higher regular assessment rates and the impact of higher deposit balances in the year ended September 30, 2010 caused Federal insurance premiums to decrease by $86,000. The increase in directors’ fees of $84,000 in the year ended September 30, 2010 reflects additional board members, more committee meetings, a newly instituted annual retainer for the Chairman of the Board and accelerated stock-based compensation expense from the retirement of a director in the 2010 fiscal year.

Income Tax Expense (Benefit). The income tax expense was $139,000 in the year ended September 30, 2010 compared to a benefit of $229,000 in 2009. The tax expense (benefit) is recorded based on pretax income or (loss), at the statutory rate for federal tax purposes and the higher of the statutory rate or minimum tax rate for state purposes. The effective tax rate in the years ended September 30, 2010 and 2009 was different than the statutory rate as a result of providing for New York State minimum taxes and certain non-deductible expenses.

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

The primary goals of the Company’s interest rate management strategy are to determine the appropriate level of risk given the business strategy and then manage that risk so as to reduce the exposure of the Company’s net interest income to fluctuations in interest rates. Historically, the Company’s lending activities have been dominated by one-to-four family real estate mortgage loans, and in more recent periods, increases in non-residential real estate mortgage loans, multi-family and secured commercial loans. The primary source of funds has been deposits, FHLB borrowings, CDARS transactions and brokered certificates of deposit, which have substantially shorter terms to maturity than the loan portfolio. As a result, the Company has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to limiting terms of fixed rate one-to-four-family mortgage loan originations which are retained in the Company’s portfolio, selling substantially all of the one-to-four family mortgage originations in the secondary market and emphasizing investments with short- and intermediate-term maturities and borrowing term funds from the FHLB.

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

Interest Rate Risk

The Company uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the three year period following the current financial statements. The changes in interest income and interest expense due to changes in interest rates reflect the interest rate sensitivity of the Company’s interest-earning assets and interest-bearing liabilities.

The table below sets forth the latest available estimated changes in net interest income, as of June 30, 2010, that would result from various basis point changes in interest rates over a twelve month period.

Change in Interest Rates In Basis Points (Rate Shock)	Net Interest Income
	Amount	Dollar Change	Percent Change
	(Dollars in thousands)
300	$7,983	$(154)	-1.9%
200	8,179	42	0.5%
100	8,109	(28)	-0.3%
0	8,137	—	0.0%
-100	7,889	(248)	-3.0%

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

The Company’s primary sources of funds are deposits, the Certificate of Deposit Account Registry Service, or “CDARS” network, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances, repayments and maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities repayments are greatly influenced by market interest rates, economic conditions and competition. The Company’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds, available-for-sale securities or cash equivalents and other interest-earning assets. If the Company requires funds beyond its ability to generate them internally, the Company can acquire brokered certificates of deposit, CDARS deposits and draw upon existing borrowing agreements with the FHLB and the Federal Reserve which provide an additional source of funds. At September 30, 2010 and 2009, the Company had $34.6 million and $34.7 million of advances from the FHLB, respectively, CDARS deposits of $8.0 million as of September 30, 2010 (none as of September 30, 2009) and no brokered deposits as of September 30, 2009 and 2010.

In the year ended September 30, 2010, net cash provided by operating activities was $61,000, compared to net cash used by operating activities of $28,000 in 2009. In the years ended September 30, 2010 and 2009, net income of $166,000 in 2010 and the net loss of $439,000 in 2009 included non-cash expenses of $936,000 and $958,000, respectively. Loans originated for resale in the 2010 and 2009 fiscal years provided $78,000 of cash in 2010 and used $635,000 of cash in 2009. The increase in other assets in the year ended September 30, 2010 resulted principally from the required prepayment of FDIC insurance premiums for the three year period ending December 31, 2012 and the prepayment of three years of corporate insurance premiums.

In the year ended September 30, 2010, investing activities used $7.9 million of cash, compared to $36.7 million in 2009. In the year ended September 30, 2010, net securities investment activities provided $2.6 million of cash compared to a net use of cash of $47.7 million in 2009. Net loan activities used $10.3 million of cash in the year ended September 30, 2010 compared to 2009 where net loan activities provided $11.4 million of cash. During the year ended September 30, 2010, normal amortization decreased loan balances by $7.5 million and prepayments reduced loan balances by an additional $19.1 million. Additions to premises and equipment used $177,000 and $957,000 of cash in the years ended September 30, 2010 and 2009, respectively, and the purchase or redemption of FHLB stock used $18,000 of cash in 2010 and provided $649,000 of cash in 2009.

Net cash provided by financing activities was $4.0 million and $38.6 million in the years ended September 30, 2010 and 2009, respectively. In the 2010 fiscal year, increases in CDARS deposits, net of decreases in retail deposits, provided $3.9 million of cash while increases in retail deposits in the 2009 fiscal year provided $55.6 million of cash. Net repayment of borrowings from the FHLB used $148,000 and $16.0 million of cash in the years ended September 30, 2010 and 2009, respectively, and purchases of stock under the buyback program used $661,000 of cash in the year ended September 30, 2009.

The $110,000 FDIC special assessment in June 2009 increased the Company’s non-interest expenses for the year ended September 30, 2009. Additional FDIC special assessments, increased deposit insurance assessments, or other regulatory changes impacting the financial services industry could negatively affect the Company’s liquidity and financial results in future periods.

On November 12, 2009, the FDIC Board adopted a final rule that required insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009, along with each institution’s risk-based deposit insurance assessment for the third quarter of 2009. For purposes of calculating the prepaid amount, the base assessment rate in effect at September 30, 2009 was used for 2010. That rate was increased by an annualized 3 basis points for 2011 and 2012 assessments. The prepayment calculation also assumes a 5 percent annual deposit growth rate, increased quarterly, through the end of 2012. Under the final rule, an institution accounts for the prepayment by recording the entire amount of its prepaid assessment as a prepaid expense (an asset) as of December 30, 2009. Subsequently, each institution will record an expense (charge to earnings) for its regular quarterly assessment and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, the institution will resume paying and accounting for quarterly deposit insurance assessments as they do currently. Under the final rule, the FDIC stated that its requirement for prepaid assessments does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system during 2010, 2011, 2012, or thereafter, pursuant to notice-and-comment rulemaking procedures provided by statute, and therefore, continued actions by the FDIC could significantly increase the Bank’s noninterest expense in fiscal 2011 and for the foreseeable future.

On November 9, 2010, the FDIC Board issued a proposed rule to change the deposit insurance assessment base from adjusted domestic deposits to a bank’s average consolidated total assets minus average tangible equity, as required by the Dodd-Frank Act. The proposal defines tangible equity as Tier 1 capital. Since the new base would be larger than the current base, the FDIC also proposed to revise the initial base assessment rate schedule by lowering assessment rates to a range between 2.5 and 9 basis points for banks in the lowest risk category, and 30 to 45 basis points for banks in the highest risk category. In connection with the proposed changes to the assessment base, the FDIC also proposed to modify or eliminate the adjustments made to an institution’s initial base assessment rate for unsecured debt, secured liabilities, and brokered deposits, and to add a new adjustment for holding unsecured debt issued by another insured depository institution. The changes would generally take effect as of April 1, 2011 and would be reflected in the June 30, 2011 fund balance and the invoices for assessments due September 30, 2011. In a separate rulemaking, the FDIC Board re-proposed changes for the deposit insurance assessment system for large institutions with $10 billion or more in assets (changes were first proposed in April 2010), given the assessment base changes required under the Dodd-Frank Act The impact of the proposed rules and additional FDIC special assessments or other regulatory changes impacting the financial services industry could negatively effect the Company’s liquidity and financial results in future periods.

The Company anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2010, the Company had cash and cash equivalents of $3.4 million and available for sale securities of $56.3 million. At September 30, 2010, the Company has outstanding commitments to originate loans of $8.8 million and $11.3 million of undisbursed funds from approved lines of credit, principally under a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2010, totaled $85.9 million. Historically, the Company’s deposit flow history has been that a significant portion of such deposits remain with the Company. A portion of the retail deposit increase of $59.6 million in the year ended September 30, 2009 occurred from promotional certificate of deposit rates offered in connection with the Mount Kisco branch opening, and the retention rate for these certificates of deposit was lower than the Company’s historical retention rates.

On April 17, 2008 and September 25, 2008, the Company’s Board of Directors approved stock buy back plans that authorized the Company to buy back up to 98,647 and 93,715 shares of the outstanding stock of the Company, respectively. The buy backs were administered as 10(b)5-1 plans by Stifel Nicolaus, the Company’s investment banker. Through September 30, 2009, 98,647 shares of the Company’s common stock had been repurchased for $999,000 under the first plan and 93,715 shares of common stock had been repurchased for $661,000 under the second plan. No shares were repurchased during the year ended September 30, 2010.

The Company has an Overnight Advance line with the FHLB, of which none was in use at September 30, 2010. The Company’s overall credit exposure at the FHLB, including borrowings under the Overnight Advance line and other term borrowings cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loans and securities pledged as collateral.

The following table sets forth the Bank’s capital position at September 30, 2010, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$19,836	17.13%	$	≥9,263	≥8.00%	$	≥11,579	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	18,722	16.17		—	—		≥6,947	≥6.00
Core (Tier 1) capital (to total adjusted assets)	18,722	7.60		≥9,850	≥4.00		≥12,313	≥5.00
Tangible capital (to total adjusted assets)	18,722	7.60		≥3,694	≥1.50		—	—

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

See Note 19 to the Consolidated Financial Statements for a summary of recent accounting pronouncements.

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statements of financial condition of CMS Bancorp, Inc. and subsidiary (collectively the “Company”) as of September 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. CMS Bancorp, Inc.’s management is responsible for the consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiary as of September 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Clark, New Jersey

December 15, 2010

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2010	2009
	(Dollars in thousands, except per share data)
ASSETS
Cash and amounts due from depository institutions	$818	$1,008
Interest-bearing deposits	2,616	6,296

Total cash and cash equivalents	3,434	7,304
Securities available for sale	56,336	58,487
Securities held to maturity, estimated fair value of $172	—	156
Loans held for sale	557	635
Loans receivable, net of allowance for loan losses of $1,114 and $749, respectively	179,066	169,293
Premises and equipment	2,945	3,119
Federal Home Loan Bank of New York stock	1,956	1,938
Interest receivable	988	976
Other assets	2,103	1,256

Total assets	$247,385	$243,164

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits	$188,306	$184,387
Advances from Federal Home Loan Bank of New York	34,578	34,726
Advance payments by borrowers for taxes and insurance	849	668
Other liabilities	1,896	2,470

Total liabilities	225,629	222,251

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, authorized shares: 7,000,000; shares issued: 2,055,165; shares outstanding: 1,862,803	21	21
Additional paid-in capital	18,272	18,045
Retained earnings	6,511	6,345
Treasury stock, 192,362 shares	(1,660)	(1,660)
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(1,452)	(1,507)
Accumulated other comprehensive income (loss)	64	(331)

Total stockholders’ equity	21,756	20,913

Total liabilities and stockholders’ equity	$247,385	$243,164

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2010	2009
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$10,219	$10,396
Securities, taxable	1,044	905
Other interest-earning assets	163	104

Total interest income	11,426	11,405

Interest expense:
Deposits	2,038	3,281
Mortgage escrow funds	24	21
Borrowings, short-term	15	13
Borrowings, long-term	1,687	1,698

Total interest expense	3,764	5,013

Net interest income	7,662	6,392
Provision for loan losses	366	230

Net interest income after provision for loan losses	7,296	6,162

Non-interest income:
Fees and service charges	201	214
Net gain on sale of loans	361	270
Net gain on sale and call of securities	457	—
Other	10	14

Total non-interest income	1,029	498

Non-interest expenses:
Salaries and employee benefits	4,106	3,878
Net occupancy	1,174	942
Equipment	675	633
Professional fees	645	485
Advertising	201	186
Federal insurance premium	260	346
Directors’ fees	245	161
Other insurance	75	68
Bank charges	72	87
Other	567	542

Total non-interest expenses	8,020	7,328

Income (loss) before income tax expense (benefit)	305	(668)
Income tax expense (benefit)	139	(229)

Net income (loss)	$166	$(439)

Net income (loss) per common share
Basic and diluted	$0.10	$(0.25)

Weighted average number of common shares outstanding
Basic and diluted	1,698,705	1,732,422

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2010 and 2009

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total
Balance October 1, 2008	$21	$17,852	$6,784	$(999)	$(1,562)	$(387)	$21,709

Net loss			(439)				(439)
Other comprehensive income						56	56

Total comprehensive (loss)							(314)

ESOP shares committed for release		(15)			55		40
Stock option expense		83					83
Restricted stock award expense		125					125
Treasury stock purchased—(93,715 shares)				(661)			(661)

Balance September 30, 2009	21	18,045	6,345	(1,660)	(1,507)	(331)	20,913

Net income			166				166
Other comprehensive income						395	395

Total comprehensive income							561

ESOP shares committed for release		(9)			55		46
Stock option expense		96					96
Restricted stock award expense		140					140

Balance September 30, 2010	$21	$18,272	$6,511	$(1,660)	$(1,452)	$64	$21,756

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2010	2009
	(In thousands)
Cash flows from operating activities:
Net Income (loss)	$166	$(439)
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:
Depreciation of premises and equipment	351	332
Amortization and accretion, net	308	313
Provision for loan losses	366	230
Deferred income taxes	(371)	(165)
ESOP expense	46	40
Stock option expense	96	83
Restricted stock award expense	140	125
Net gain on sale and call of securities	(457)	—
Net gain on sale of loans	(361)	(270)
Loans originated for resale	(16,872)	(12,527)
Proceeds from loans sold	17,311	12,162
(Increase) in interest receivable	(12)	(195)
(Increase) decrease in other assets	(740)	34
(Decrease) increase in accrued interest payable	(171)	286
Increase (decrease) in other liabilities	261	(37)

Net cash provided by (used by) operating activities	61	(28)

Cash flows from investing activities:
Proceeds from sale and call of securities available for sale	18,499	2,500
Proceeds from sale of securities held to maturity	163	—
Purchases of securities available for sale	(44,896)	(54,723)
Principal repayments, calls and maturities on securities available for sale	28,857	4,439
Principal repayments on securities held to maturity	2	35
Net (increase) decrease in loans receivable	(10,313)	11,392
Additions to premises and equipment	(177)	(957)
(Purchase) redemption of FHLB stock	(18)	649

Net cash (used by) investing activities	(7,883)	(36,665)

Cash flows from financing activities:
Net increase in deposits	3,919	55,630
Net (decrease) in securities sold under repurchase agreements	—	(614)
Decrease in short-term advances from Federal Home Loan Bank of N.Y.	—	(15,900)
Repayment of long-term advances from Federal Home Loan Bank of N.Y.	(148)	(141)
Net increase in payments by borrowers for taxes and insurance	181	281
Purchase of treasury stock	—	(661)

Net cash provided by financing activities	3,952	38,595

Net (decrease) increase in cash and cash equivalents	(3,870)	1,902
Cash and cash equivalents-beginning	7,304	5,402

Cash and cash equivalents-ending	$3,434	$7,304

Supplemental information
Cash paid during the period for
Interest	$3,935	$4,727

Income taxes	$26	$3

See notes to consolidated financial statements.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Principles of Consolidation

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

Note 2—Summary of Significant Accounting Policies

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

The Company follows Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This guidance sets forth the period after the balance sheet date during which management of the reporting entity, should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred after September 30, 2010 and through the date these consolidated financial statements were issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-earning deposits and federal funds sold, all with original maturities of three months or less.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that represents management’s best estimate of losses known and inherent in the loan portfolio that are both probable and estimable. The allowance is decreased by loan charge-offs, increased by subsequent recoveries of loans previously charged off, and then adjusted, via either a charge or credit to operations, to an amount determined by management to be necessary. Loans or portions thereof are charged off when, after collection efforts are exhausted, they are determined to be uncollectible. Management of the Company, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume inherent in its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans.

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

Federal Home Loan Bank of New York Stock

The Company’s required investment in the common stock of the FHLB is carried at cost as of September 30, 2010 and 2009.

Management evaluates this common stock for impairment in accordance with the FASB guidance on Accounting by Certain Entities That Lend to or Finance the Activities of Others. Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge was necessary related to the FHLB stock as of September 30, 2010.

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

Premises and Equipment

Premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment and leasehold improvements, at cost less accumulated depreciation and amortization. Depreciation and amortization charges are computed using the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	10 – 50
Furnishings and equipment	3 – 10
Leasehold improvements	The lesser of useful life or term of lease

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company follows the FASB’s guidance regarding accounting for uncertainty in income taxes. This guidance provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of this guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2010 and 2009. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of operations. The Company did not recognize any interest and penalties for the years ended September 30, 2010 and 2009. The tax years subject to examination by the taxing authorities are the years ended December 31, 2009, 2008 and 2007.

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

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares of common stock outstanding. Outstanding stock options were antidilutive and were therefore excluded from common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and diluted net income (loss) per share until they are committed to be released.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Securities Available for Sale

Securities available for sale as of September 30, 2010 and 2009 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2010
U.S. Government Agencies:
Due after one but within five years	$26,550	$288	$—	$26,838
Due after five years but within ten years	11,753	23	—	11,776
Mortgage-backed securities	17,455	267	—	17,722

	$55,758	$578	$—	$56,336

September 30, 2009
U.S. Government Agencies:
Due after one but within five years	$18,415	$174	$—	$18,589
Due after five years but within ten years	5,861	—	22	5,839
Mortgage-backed securities	33,628	464	33	34,059

	$57,904	$638	$55	$58,487

There were no securities with unrealized losses as of September 30, 2010. The age of unrealized losses and fair value of related securities available for sale at September 30, 2009 were as follows:

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

The unrealized losses reported on securities at September 30, 2009 relate to two securities issued by U.S. Government Agencies and seven mortgage-backed securities. These unrealized losses were due to changes in interest rates.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

During the year ended September 30, 2010, proceeds from sales of securities available for sale totaled $18,499,000 and resulted in gross gains of $402,000 and gross losses of $5,000.

There were no sales of securities available for sale during the year ended September 30, 2009.

Note 4—Securities Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2009
Mortgage-backed securities, due after ten years	$156	$16	$—	$172

	$156	$16	$—	$172

During the year ended September 30, 2010, proceeds from sales of securities held to maturity totaled $163,000, including gross gains of $9,000. The securities sold consisted of mortgaged-backed securities on which the Company had already collected more than eighty-five percent of the principal outstanding at the sale date. There were no sales of securities held to maturity during the year ended September 30, 2009.

Note 5—Loans Receivable

	September 30,
	2010	2009
	(In thousands)
Real estate:
One-to-four-family	$123,116	$135,580
Multi-family	9,124	4,021
Non-residential	22,259	10,170
Construction	796	667
Equity and second mortgages	9,454	9,245

	164,749	159,683

Commercial	14,255	8,985

Consumer:
Passbook and other	363	301
Student	10	15
Checking overdraft	13	17

	386	333

Total Loans	179,390	169,001
Allowance for loan losses	(1,114)	(749)
Net deferred loan origination fees and costs	790	1,041

	$179,066	$169,293

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of the allowance for loan losses:

	Years Ended September 30,
	2010	2009
	(In thousands)
Balance—beginning of year	$749	$516
Provision charged to operations	366	230
Loans recovered	2	3
Loans charged off	(3)	—

Balance—end of year	$1,114	$749

At September 30, 2010 and 2009, the Company had loans in the amount of $2.4 million and $1.7 million, respectively, that were considered to be impaired, none of which were subject to specific loss reserves. The average balances of impaired loans outstanding during the years ended September 30, 2010 and 2009 were $1.8 million and $139,000, respectively. During the year ended September 30, 2010 and 2009, $43,000 and $44,000, respectively, of interest was collected and recognized on these loans and had all such loans been performing in accordance with their original terms, additional interest income of $105,000 and $49,000, respectively, would have been recognized. The Company is not committed to lend additional funds on these non-accrual loans. At September 30, 2010 and 2009, the Company had student loans which were ninety days or more delinquent and still accruing interest of $2,000 and $4,000, respectively, and such loans were guaranteed by New York State.

Note 6—Premises and Equipment

	September 30,
	2010	2009
	(In thousands)
Land	$179	$179

Buildings and improvements	1,294	1,190
Accumulated depreciation	(523)	(490)

	771	700

Leasehold improvements	1,944	1,889
Accumulated amortization	(527)	(384)

	1,417	1,505

Furnishings and equipment	2,115	2,097
Accumulated depreciation	(1,537)	(1,362)

	578	735

	$2,945	$3,119

Note 7—Accrued Interest Receivable

	September 30,
	2010	2009
	(In thousands)
Loans	$803	$706
Securities	185	270

	$988	$976

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Deposits

	September 30,
	2010		2009
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Demand deposits:
Non-interest bearing deposits	$14,094	—	$16,607	—
Interest bearing deposits	32,761	0.80%	24,232	1.02%

	46,855	0.56%	40,839	0.61%
Savings and club deposits	41,320	0.40%	42,046	0.40%
Certificates of deposit	100,131	1.71%	101,502	2.53%

	$188,306	1.14%	$184,387	1.61%

The scheduled maturities of certificates of deposit are as follows:

Years Ending September 30, (In thousands)
2011	$85,947
2012	8,619
2013	2,096
2014	960
2015	2,509

$100,131

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $40,772,000 and $45,950,000 at September 30, 2010 and 2009, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2010	2009
	(In thousands)
Demand deposits	$288	$226
Savings and club deposits	159	150
Certificates of deposit	1,591	2,905

	$2,038	$3,281

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Advances from FHLB

	September 30,
	2010	2009
	(In thousands)
Five year advance, maturing August 15, 2012, with interest payable quarterly at 4.78%	$10,000	$10,000
Five year advance, maturing August 8, 2012, with interest payable quarterly at 4.81%	10,000	10,000
Seven year advance, maturing December 29, 2014, with interest payable quarterly at 3.56%	5,000	5,000
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	9,578	9,726

Total	$34,578	$34,726

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

Year Ending September 30, (In thousands)
2011	$157
2012	20,166
2013	176
2014	14,079

$34,578

These FHLB advances are secured by stock of the FHLB in the amount of $1,956,000 and $1,938,000 at September 30, 2010 and 2009, respectively, and a blanket assignment of qualifying loans and securities.

The Company can borrow on an overnight basis from the FHLB, and had no such borrowings as of September 30, 2010 or 2009. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loan and securities pledged as collateral.

Note 10—Lease Commitments and Total Rental Expense

The Company leases five locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2010 (in thousands):

Years ending September 30,
2011	$553
2012	596
2013	634
2014	648
2015	620
Thereafter	3,184

$6,235

The total rental expense and related charges for all leases for the years ended September 30, 2010 and 2009 was $681,000 and $581,000, respectively.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Income Taxes

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

Retained earnings at September 30, 2010 include approximately $1,981,000 of such bad debt deduction for which federal income taxes of approximately $612,000 have not been provided. In addition, deferred New York State taxes of approximately $369,000 have not been provided on bad debt deductions in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes (benefit) are as follows:

	Years Ended September 30,
	2010	2009
	(In thousands)
Current income tax expense (benefit):
Federal	$351	$(12)
State	159	(52)

	510	(64)

Deferred income tax expense (benefit):
Federal	(249)	(182)
State	(122)	17

	(371)	(165)

	$139	$(229)

The following table reconciles the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income (loss) before income taxes:

	Years Ended September 30,
	2010	Percent of Pretax Loss	2009	Percent of Pretax Loss
	(Dollars in thousands)
Federal income taxes (benefit)	$104	34.0%	$(227)	(34.0)%
State income taxes, net of federal income tax effect	24	7.9%	(23)	(3.5)%
Non-deductible stock based compensation	22	7.2%	40	6.0%
Other items, net	(11)	(3.5)%	(19)	(2.8)%

Effective Income Taxes	$139	45.6%	$(229)	(34.3)%

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2010	2009
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$442	$299
Deferred rent	77	41
Net operating loss carryforward	275	242
Contribution carryover	270	270
Benefit plan adjustment (Accumulated Other Comprehensive Income)	187	453
Accrued pension	63	68
Stock based compensation	175	108
Other	91	40

Total Deferred Tax Assets	1,580	1,521

Deferred tax liabilities:
Depreciation	173	219
Unrealized gain on securities available for sale	229	233

Total Deferred Tax Liabilities	402	452

Valuation allowance	(270)	(270)

Net Deferred Tax Assets Included in Other Assets	$908	$799

Note 12—Comprehensive Income (Loss)

Total comprehensive income (loss) represents the sum of net income and items of “other comprehensive income or loss” that are reported directly in equity on an after tax basis, such as the net unrealized holding gain or loss on securities available for sale and defined benefit pension plan adjustments. The Company has reported its total comprehensive income in the statements of changes in stockholders’ equity.

Other comprehensive income (loss) is summarized as follows:

	Years Ended September 30,
	2010	2009
	(In thousands)
Securities available for sale:
Net unrealized holding gains arising during the year, net of income taxes of $(176,000) and $(247,000) respectively	$267	$371
Net unrealized holding gains transferred to income on sale or call of securities, net of income taxes of $180,000	(268)	—
Defined benefit plan adjustment, net of income taxes of $(268,000) and $209,000 respectively	396	(315)

	$395	$(56)

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss), which is included in stockholders’ equity, consisted of the following:

	September 30,
	2010	2009
	(In thousands)
Net unrealized holding gains on securities available for sale, net of deferred income tax of $(229,000) and $(233,000), respectively	$349	$350
Benefit plan adjustment, net of related deferred taxes of $185,000 and $453,000, respectively	(285)	(681)

	$64	$(331)

Note 13—Regulatory Matters

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the Bank’s capital based on GAAP and regulatory capital at the dates presented:

	September 30,
	2010	2009
	(In thousands)
GAAP capital:	$18,786	$16,819
Disallowed deferred tax asset	—	(9)
Pension liability, net of deferred taxes	285	681
Unrealized (gain) loss on securities available for sale, net of deferred taxes	(349)	(350)

Tier I and tangible capital	18,722	17,141
General valuation allowance	1,114	749

Total Regulatory Capital	$19,836	$17,890

The following table sets forth the Bank’s capital position, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
September 30, 2010:
Total capital (to risk-weighted assets)	$19,836	17.13%	$	≥9,263	≥8.00%	$	≥11,579	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	18,722	16.17		—	—		≥6,947	≥6.00
Core (Tier 1) capital (to total adjusted assets)	18,722	7.60		≥9,850	≥4.00		≥12,313	≥5.00
Tangible capital (to total adjusted assets)	18,722	7.60		≥3,694	≥1.50		—	—

September 30, 2009:
Total capital (to risk-weighted assets)	$17,890	16.16%	$	≥8,857	≥8.00%	$	≥11,071	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	17,141	15.48		—	—		≥6,643	≥6.00
Core (Tier 1) capital (to total adjusted assets)	17,141	7.10		≥9,660	≥4.00		≥12,075	≥5.00
Tangible capital (to total adjusted assets)	17,141	7.10		≥3,622	≥1.50		—	—

As of the most recent notification from the regulatory authorities, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s regulatory capital categorization.

Note 14—Benefit Plans

Pension Plan

The Bank maintains a non-contributory defined benefit pension plan (the “Plan”) covering all eligible employees hired before July 1, 2008. The benefits are based on employees’ years of service and compensation.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s policy is to fund the Plan annually with at least the minimum contribution deductible and/or allowable for federal income tax purposes. On January 28, 2010, the Board of Directors passed a resolution to suspend the accrual of benefits under the Company’s defined benefit pension plan. The suspension became effective during the three month period ended March 31, 2010 and reduced annual pension expense by approximately $165,000 for the year ended September 30, 2010 compared to what the expense would have been without such suspension of the accrual of benefits. This suspension is expected to reduce annual pension expense by approximately $300,000 per year thereafter, compared to what the expense would have been without such suspension of the accrual of benefits.

The following table sets forth the Plan’s funded status and components of net periodic pension cost:

	September 30,
	2010	2009
	(In thousands)
Change in benefit obligation:
Benefit obligation—beginning of year	$3,918	$3,427
Service cost	138	211
Interest cost	268	234
Actuarial (gain) loss	(554)	204
Benefits paid	(158)	(158)

Benefit obligation—end of year	$3,612	$3,918

Change in plan assets:
Fair value of assets—beginning of year	$2,614	$2,722
Actual return on plan assets	211	(157)
Benefits paid	(158)	(158)
Contributions	320	207

Fair value of assets—end of year	$2,987	$2,614

Reconciliation of funded status:
Accumulated benefit obligation	$3,612	$3,452

Projected benefit obligation	$(3,612)	$(3,918)
Fair value of assets	2,987	2,614

Funded status	$(625)	$(1,304)

Accrued pension cost included in other liabilities	$(625)	$(1,304)

	September 30,
	2010	2009
Valuation assumptions
Discount rate	7.00%	7.00%
Expected long-term return on assets	7.00%	7.00%
Rate of compensation increase	0.00%	4.00%

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company expects to recognize approximately $10,000 of net actuarial loss in operations during the year ending September 30, 2011.

	September 30,
	2010	2009
	(In thousands)
Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(470)	$(1,114)
Prior service cost	—	(20)

	$(470)	$(1,134)

	Years Ended September 30,
	2010	2009
	(Dollars in thousands)
Net periodic pension expense
Service cost	$138	$211
Interest cost	268	234
Expected return on assets	(182)	(192)
Amortization of prior service cost	20	4
Amortization of unrecognized net loss	63	21

Total net periodic pension expense	$307	$278

Valuation assumptions:
Discount rate	7.00%	6.00%
Rate of return on long-term assets	7.00%	7.00%
Salary increase rate	0.00%	4.00%

The Plan assets are invested as follows:

	September 30,
	2010	2009
Mutual funds	49%	53%
Guaranteed insurance funds	51%	47%

	100%	100%

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

The Bank intends to maintain the current asset mix and seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. It is expected to have a 4.0% to 5.0% return from fixed income and a 5.0% to 9.0% rate of return from equities. The overall expected long-term rate of return on Plan assets used was 7.0% for both 2010 and 2009.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of the Company’s pension plan assets at September 30, 2010, by asset category (see Note 18 for definition of Levels), are as follows:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
Mutual funds	$1,467	$—	$1,467	$—
Guaranteed investment contract	$1,520	$—	$—	$1,520

At September 30, 2010, expected benefit payments were as follows (in thousands):

Years ending September 30,
2011	$158
2012	177
2013	191
2014	224
2015	230
2016 to 2020	1,380

$2,360

The Bank expects to contribute at least the minimum required contribution of $200,000 to the Plan during the year ended September 30, 2011.

Savings and Investment Plan

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes a matching contribution equal to 25% of an employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2010 and 2009, amounted to $29,000 and $26,000, respectively.

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2010 and 2009, the loan had a balance of $1,567,000 and $1,584,000, respectively.

The ESOP is accounted for in accordance with the guidance issued by FASB. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $46,000 and $40,000 for the years ended September 30, 2010 and 2009, respectively.

The ESOP shares are summarized as follows:

	September 30,
	2010	2009
Unearned shares	143,862	149,343
Shares committed to be released	4,110	4,110
Shares released	16,441	10,960

Total shares	164,413	164,413

Fair value of unearned shares	$1,439,000	$1,060,000

Note 15—Stock-Based Compensation

At a special meeting of the stockholders of the Company held on November 9, 2007, the stockholders approved the CMS Bancorp, Inc. 2007 Stock Option Plan and the CMS Bancorp, Inc. 2007 Recognition and Retention Plan (collectively the “Plans”). The Plans authorize the award of up to 205,516 stock options and 82,206 shares of restricted stock. The stock options and restricted stock awarded vest over a five year service period based on the anniversary of the grant date.

In November 2009, the Company granted 8,300 options to purchase shares of the Company’s common stock at an exercise price of $7.25 per share and 4,150 shares of restricted stock with a grant date fair value of $7.25 per share. The fair value of each stock option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model used the following weighted average assumptions for options granted in November 2009: risk-free interest rate of 3.37%; volatility factor of expected market price of the Company’s common stock of 24.1%; weighted average expected lives of the options of 7 years; and no cash dividends. The calculated weighted average fair value of options granted using these assumptions was $2.49 per option.

In May 2010, the Company granted 6,000 options to purchase shares of the Company’s common stock at an exercise price of $8.35 per share and 2,000 shares of restricted stock with a grant date fair value of $8.35 per share. The fair value of each stock option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model used the following weighted average assumptions for options granted in May 2010: risk-free interest rate of 3.34%; volatility factor of expected market price of the Company’s common stock of 44.5%; weighted average expected lives of the options of 7 years; and no cash dividends. The calculated weighted average fair value of options granted using these assumptions was $4.25 per option.

The Company expenses, in accordance with FASB guidance, the fair value of all options over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods. In the years ended September 30, 2010 and 2009 the Company recorded an expense of $96,000 and $83,000 respectively relating to stock options and $140,000 and $125,000 respectively relating to the restricted stock. The Company recognized approximately $68,000 and $59,000 of income tax benefits resulting from this expense in the years ended September 30, 2010 and 2009, respectively.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2010 and 2009 there were 39,062 and 53,362 stock options and 14,355 and 20,505 shares of restricted stock remaining available for future awards under the Plans. Stock options and restricted stock awarded under the Plans vest over five years, at the rate of 20% per year.

The following is a summary of the status of the Company’s non-vested restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at October 1, 2008	61,701	$10.12
Vested	(12,340)	$10.12

Non-vested at September 30, 2009	49,361	$10.12
Granted	6,150	$7.61
Vested	(12,940)	$10.12

Non-vested at September 30, 2010	42,571	$9.76

Expected future compensation expense relating to the 42,571 non-vested restricted shares outstanding at September 30, 2010 is $302,000 over a weighted average period of 1.4 years.

The following is a summary of stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at October 1, 2008,	152,154	$10.12	9.2 years

Balance at September 30, 2009	152,154	$10.12	8.2 years
Granted	14,300	$7.71	10.0 years

Balance at September 30, 2010	166,454	$9.92	7.4 years

Exercisable at September 30, 2010	64,462	$10.12	7.2 years

Shares issued upon exercise of stock options will be issued from treasury stock or from previously unissued shares. As of September 30, 2010 the Company had 192,362 shares of treasury stock. Expected future compensation expense relating to the 166,454 vested and non-vested options outstanding at September 30, 2010 is $213,000 over a weighted average period of 2.2 years.

At September 30, 2010, the stock options outstanding had an intrinsic value of $33,000 and stock options exercisable had no intrinsic value. At September 30, 2009, the stock options outstanding and stock options exercisable had no intrinsic value.

Note 16—Stock Repurchase Programs

On September 25, 2008, the Company’s Board of Directors approved a stock buy back plan that authorized the Company to buy back up to 93,715 shares of the outstanding stock of the Company. The buy back plan was administered as a 10(b)5-1 plan by Stifel Nicolaus, the Company’s investment banker. As of September 30, 2009, 93,715 shares of common stock had been repurchased for $661,000.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Commitments and Contingencies

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

	September 30
	2010	2009
	(In thousands)
Commitments to originate loans, expiring in three months or less	$8,770	$9,967
Commitments under homeowners’ equity lending program	9,087	8,835
Commitments under overdraft protection and commercial lines of credit	2,222	1,180

Total	$20,079	$19,982

At September 30, 2010, of the $8,770,000 in outstanding commitments to originate loans, $2,604,000 were at fixed rates ranging from 3.75% to 6.75% and $6,165,000 were adjustable rates with initial rates ranging from 3.25% to 7.0%.

At September 30, 2009, of the $9,967,000 in outstanding commitments to originate loans, $4,646,000 were at fixed rates ranging from 4.625% to 7.840% and $5,321,000 were adjustable rates with initial rates ranging from 4.00% to 6.27%.

At September 30, 2010 and 2009, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $9,087,000 and $8,835,000, respectively. Interest rates are either fixed (ranging from 6.75% to 7.625% at September 30, 2010) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 3.0% to 6.0% at September 30, 2010). At September 30, 2010 and 2009, unused overdraft protection and commercial lines of credits were $2.2 million and $1.2 million, respectively. Unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Note 18—Fair Value Measurements and Fair Value of Financial Instruments

U.S. GAAP has established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and counterparty creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective value or reflective of future values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

In addition, the guidance requires the Company to disclose the fair value for financial assets on both a recurring and non-recurring basis.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For financial assets measured at fair value on a recurring and non-recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2010 and 2009 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
September 30, 2010
Securities available for sale	$56,336	$—	$56,336	$—

September 30, 2009
Securities available for sale	$58,487	$—	$58,487	$—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at September 30, 2010 and 2009:

Cash and Cash Equivalents, Interest Receivable and Interest Payable. The carrying amounts for cash and cash equivalents, interest receivable and interest payable approximate fair value because they mature in three months or less.

Securities. The fair value for debt securities, both available for sale and held to maturity are based on quoted market prices or dealer prices (Level 1), if available. If quoted market prices are not available, fair values are determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Loans Receivable. The fair value of loans receivable is estimated by discounting the future cash flows, using the current market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Loans Held for Sale. Loans held for sale are carried at estimated fair value in the aggregate, determined based on actual amounts subsequently realized after the balance sheet date, or estimates of amounts to be subsequently realized, based on actual amounts realized for similar loans.

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

Commitments to Extend Credits. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, was not considered material at September 30, 2010 or 2009.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts and estimated fair values of financial instruments are as follows:

	September 30,
	2010		2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets
Cash and cash equivalents	$3,434	$3,434	$7,304	$7,304
Securities available for sale	56,336	56,336	58,487	58,487
Securities held to maturity	—	—	156	172
Loans held for sale	557	557	635	635
Loans receivable	179,066	201,882	169,293	181,596
Accrued interest receivable	988	988	976	976

Financial liabilities
Deposits	188,306	196,898	184,387	184,951
FHLB Advances	34,578	38,121	34,726	37,533
Accrued interest payable	478	478	649	649
Commitments to extend credit	—	—	—	—

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

Note 19—Recent Accounting Pronouncements

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The FASB issued guidance concerning accounting for transfers of financial assets, an amendment to previous guidance on the topic. This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. Specifically, among other aspects, this guidance amends previous guidance concerning accounting for transfers and servicing of financial assets and extinguishments of liabilities by removing the concept of a qualifying special-purpose entity from previous guidance on transfers and servicing and removes the exception from applying previous guidance on transfers and servicing to variable interest entities that are qualifying special-purpose entities. It also modifies the financial-components approach used in previous guidance. This guidance is effective for fiscal years beginning after November 15, 2009. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

The FASB issued guidance requiring an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance also amends previous guidance to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The FASB issued guidance updating fair value measurements and disclosures. This guidance amends prior guidance to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using (1) a valuation technique that uses a quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets, or (2) another valuation technique that is consistent with the principals of FASB guidance. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level I fair value measurements. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

The FASB issued guidance on transfers and servicing of financial assets which improves financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This update is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

The FASB issued guidance on accounting for distributions to shareholders with components of stock and cash. The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This update is effective for interim and annual periods ending on or after December 15, 2009, and has not had a material impact on the Company’s consolidated financial statements.

The FASB has issued guidance regarding fair value measurements and disclosures which requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. This guidance requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and, in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, this guidance clarifies the requirements of the existing disclosures such that for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and, a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The FASB issued guidance about the effect of a loan modification when the loan is part of a pool that is accounted for as a single asset. The guidance provides that modifications of loans that are accounted for within a pool do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. This guidance is effective prospectively for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010, and is not expected to have a material impact on the Company’s consolidated financial statements.

The FASB issued guidance regarding disclosures about the credit quality of financing receivables including loans and the allowance for credit losses. This guidance requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. The effective date of this guidance requires disclosures as of the end of a reporting period on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Note 20—Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the years ended September 30, 2010 and 2009.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	September 30,
	2010	2009
Assets
Cash and cash equivalents	$81	$863
Investment in Bank	18,786	16,819
Loan receivable	1,062	1,474
ESOP loan receivable	1,567	1,584
Other assets	296	194

Total assets	$21,792	$20,934

Liabilities and stockholders’ equity
Other liabilities	$36	$21
Stockholders’ equity	21,756	20,913

Total liabilities and stockholders’ equity	$21,792	$20,934

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended September 30,
	2010	2009
Interest income	$211	$237
Equity in income (loss) of Bank	290	(425)

Total income (loss)	501	(188)

Other non-interest expenses	416	252

Income (loss) before income tax (benefit)	85	(440)
Income tax (benefit)	(81)	(1)

Net income (loss)	$166	$(439)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$166	$(439)
Equity in (income ) loss of Bank	(290)	425
Increase in other assets	(102)	(14)
Increase in other liabilities	15	11

Net cash used for operating activities	(211)	(17)

Cash flows from investing activities:
Net decrease in loan receivable	412	15
Decrease in ESOP loan receivable	17	15
Capital contributed to Bank	(1,000)	(2,000)

Net cash used for investing activities	(571)	(1,970)

Cash flows from financing activities:
Purchase of treasury stock	—	(661)

Net cash used in financing activities	—	(661)

Net decrease in cash and cash equivalents	(782)	(2,648)
Cash and cash equivalents—beginning of period	863	3,511

Cash and cash equivalents—end of period	$81	$863

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Quarterly Financial Data (Unaudited)

	Year Ended September 30, 2010
	Dollars in thousands, except per share data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$2,853	$2,795	$2,848	$2,930
Interest expense	992	885	909	978

Net interest income	1,861	1,910	1,939	1,952
Provision for loan losses	60	—	25	281

Net interest income after provision for loan losses	1,801	1,910	1,914	1,671
Non-interest income	350	148	108	423
Non-interest expense	1,971	2,106	1,978	1,965

Income (loss) before income taxes (benefit)	180	(48)	44	129
Income taxes (benefit)	78	(13)	24	50

Net income (loss)	$102	$(35)	$20	$79

Net income (loss) per common share, basic and diluted	$0.06	$(0.02)	$0.01	$0.05

	Year Ended September 30, 2009
	Dollars in thousands, except per share data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$2,863	$2,826	$2,858	$2,858
Interest expense	1,277	1,201	1,289	1,246

Net interest income	1,586	1,625	1,569	1,612
Provision for loan losses	—	30	—	200

Net interest income after provision for loan losses	1,586	1,595	1,569	1,412
Non-interest income	78	94	184	142
Non-interest expense	1,652	1,655	1,918	2,103

Income (loss) before income taxes (benefit)	12	34	(165)	(549)
Income taxes (benefit)	13	19	(46)	(215)

Net income (loss)	$(1)	$15	$(119)	$(334)

Net income (loss) per common share, basic and diluted	$0.00	$0.01	$(0.07)	$(0.19)

Note 23—Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, and their immediate families (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons were indebted to the bank for loans totaling $890,000 and $902,000 at September 30, 2010 and 2009, respectively. During the year ended September 30, 2010 and 2009, no new loans were made and $12,000 and $301,000 of repayments were made.