Form 10-K, Exhibit 13
period 2011-09-30
CMS Bancorp, Inc.
filed 2011-12-22
CIK 1350072

CMS Bancorp, Inc.

To The Stockholders of CMS Bancorp, Inc.:

Today’s banking climate has become more challenging than one could have ever forecasted. The economy has been consistently faced with recessionary trends, unemployment levels have remained very high with some 14 million people out of work and the value of residential homes has declined from previous levels experienced in our markets. Regulatory and compliance metrics have begun to change the way community banks are able to conduct their business. As a result of regulatory reform stemming from the 2008-2009 financial crises, all depository institutions and their holding companies will likely be required to maintain higher regulatory capital levels and our compliance costs will surely increase as more rules implementing the “Dodd-Frank” legislation rules are written over the next few years.

The Board of Directors recognizes that a small, community oriented savings bank operating in a large and highly competitive banking market will need to be quick, flexible and responsive in the way it conducts business going forward. As such, we have worked to offer the consumer and the small business owner better products and services, a state-of-the-art technology platform and have created a customer-centric strategy in order to effectively compete in our marketplace. Technological advances have included on-line banking and bill pay, remote capture and on-line mortgage applications.

Despite the challenges of the ever-changing banking and regulatory environment, we have continued to grow our assets through increases in our local deposits, particularly non-interest bearing commercial demand deposits, higher levels of non-residential loan originations and an increase in our investment securities portfolio. Our loan portfolio mix of business has changed fairly dramatically over the past few years. We have continued to successfully transition from a predominately 1-4 family residential real estate portfolio towards an ever-increasing component of non-residential and commercial loans, thereby helping us to keep our interest spreads at acceptable levels. Commercial loan originations grew by approximately $30 million, thereby helping us to add to net interest income, despite the tepid loan demand and prevailing economic conditions of 2011 and falling interest rates. Without this shift toward non-residential lending, our yield on the loan portfolio almost certainly would have declined by more than the four basis points that it did in the fiscal year ended September 30, 2011.

Further, we were able to increase our net interest income by maximizing the yield on interest earning assets while minimizing the cost of our interest bearing liabilities through our consistent in-depth market analysis and constant oversight of our liquidity and cash flow position.

Over the past few years, our non-interest expenses rose principally due to the expansion into the Mount Kisco market, higher professional fees and FDIC insurance premiums. However during 2011, we instituted strict cost control guidelines and as a result, our non-interest expenses actually declined.

Non-interest income declined in the year ended September 30, 2011 principally as a result of the fact the there were no gains on the sale of securities as was the case in 2010. Moreover, we experienced a reduced level of loans which were originated for sale, which in turn reduced our ability to generate secondary market fees and service charge income.

While unemployment and lower housing prices have affected our delinquencies and non-performing loans, we continued to perform better than peer group levels. Our charge-off history remained low and well below peer group averages, as the Bank did not have a loan charge-off in 2011.

In spite of the difficult economy, we are pleased to report that our balance sheet grew from $247.4 million as of September 30, 2010 to $253.8 million as of September 30, 2011 and total stockholders’ equity increased from $21.8 million to $22.2 million, respectively. Our capital ratios continue to remain strong as evidenced by our Tier I capital ratio and tangible capital ratio rising from 7.60% to 7.65% during the same period.

In fiscal 2011, we continued to make progress towards achieving consistent levels of profitability, having now achieved six consecutive quarters going back to 2010. We believe that the past four years have laid a sound financial foundation and positioned the Company toward a path of continued growth and prosperity, in spite of the challenges which we believe lie ahead.

We would like to thank our customers, the Board of Directors, officers and employees for their efforts and performance during the 2011 fiscal year and thank you, our stockholders, for your continued support during this journey.

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

Selected Financial Condition Data	At September 30,
(in thousands)	2011	2010	2009
Total assets	$253,776	$247,385	$243,164
Loans receivable, net	178,796	179,066	169,293
Investment securities	59,762	56,336	58,643
Cash and cash equivalents	4,304	3,434	7,304
Deposits	194,742	188,306	184,387
FHLB Advances	34,421	34,578	34,726
Stockholders’ equity	22,215	21,756	20,913

Selected Operating Data	Years Ended September 30,
(in thousands, except per share data)	2011	2010	2009
Interest income	$11,453	$11,426	$11,405
Interest expense	3,667	3,764	5,013

Net interest income	7,786	7,662	6,392
Provision for loan losses	86	366	230
Non-interest income	430	1,029	498
Non-interest expense	7,999	8,020	7,328
Income tax expense (benefit)	(98)	139	(229)

Net income (loss)	$229	$166	$(439)

Net income (loss) per share	$0.13	$0.10	$(0.25)

	$000,000	$000,000	$000,000

Selected Financial Ratios and Other Data	At or for the Years Ended September 30,
	2011	2010	2009
Performance Ratios:
Return on average assets	0.09%	0.07%	(0.20)%
Return on average equity	1.06%	0.80%	(2.06)%
Yield on average interest-earning assets	4.79%	5.01%	5.36%
Net interest rate spread	3.01%	3.10%	2.63%
Net interest margin	3.26%	3.36%	3.00%
Average interest-earning assets to average interest-bearing liabilities	1.16	1.16	1.16

Capital Ratios:
Average stockholders’ equity to average assets	8.78%	8.85%	9.70%
Tier 1 core ratio	7.65%	7.60%	7.10%
Total risk based capital ratio	15.45%	17.13%	16.16%

Asset Quality Ratios:
Allowance for loan losses to gross loans	0.67%	0.62%	0.44%
Non-performing loans to total assets	1.70%	1.20%	0.69%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors including those set forth in Part 1, Item 1—Description of Business—Risk Factors of our Form 10-K for the year ended September 30, 2011, which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

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

•

operational challenges or increased costs we may experience in the course of full transition to our new regulators as a result of the complete transfer of the OTS’ functions under the Dodd-Frank Wall Street Reform and Consumer Protection Act;

•	our ability to retain our executive officers and other key personnel;

•	competition in our primary market area;

•	changes in laws and regulations to which we are subject;

•	changes in the Federal Reserve’s monetary or fiscal policies;

•	our ability to maintain effective internal controls over financial reporting;

•	the inclusion of certain anti-takeover provisions in our organizational documents;

•	the low trading volume in our stock; and

•	recent developments affecting the financial markets.

Forward looking statements speak only as of the date they are made. Any or all of our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events. Based upon changing conditions, should any one or more of the above risks or uncertainties materialize, or should any of our underlying beliefs or assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statement.

References in this Report to “we,” “our,” “us” and other similar references are to CMS Bancorp, Inc. unless otherwise expressly stated or the context requires otherwise.

General

The results of operations of the Company depend primarily on its net interest income, which is the difference between the interest income it earns on its loans, investments and other interest-earning assets and the interest it pays on its deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Company’s operations are also affected by non-interest income, the provision for loan losses and non-interest expenses such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. In general, financial institutions such as the Company are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions, and funds availability. The Company’s operations and lending activities, which are primarily conducted through the Bank, are principally concentrated in Westchester County, New York, and its operations and earnings are influenced by the economics of the communities in which it operates. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in the Company’s primary market area.

Executive Overview

The purpose of this overview is to provide a summary of the items management focuses on when evaluating the condition of the Company and our success in implementing our business and shareholder value strategies. The Company’s business strategy is to operate the Bank as a well-capitalized, profitable and community-oriented savings bank.

The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company’s interest-earning assets and the interest paid on interest-bearing liabilities. The Company’s net interest income may be affected by market interest rate changes. Local market conditions and liquidity needs of other financial institutions can have a dramatic impact on the interest rates offered to attract deposits. In recent periods, interest rates have declined to historically low levels and changes in short-term interest rates did not result in corresponding changes in long-term interest rates, and local market conditions resulted in relatively high certificate of deposit interest rates and lower interest rates on loans. The effect of this interest rate environment did, and could in the future, continue to decrease the Company’s ability to invest deposits and reinvest proceeds from loan and investment repayments at higher interest rates. The primary goals of the Company’s interest rate management strategy are to determine the appropriate level of risk given the business strategy and then manage that risk so as to reduce the exposure of the Company’s net interest income to fluctuations in interest rates.

Despite the challenges of the ever-changing banking and regulatory environment, we have continued to grow our assets through increases in our local deposits, particularly non-interest bearing commercial demand deposits, higher levels of non-residential loan originations and an increase in our investment securities portfolio. In order to grow and diversify, the Company seeks to continue to increase its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County and the surrounding areas as a means to increase the yield on and diversify its loan portfolio as well as build transactional deposit account relationships. In addition, depending on market conditions, the Company may sell the fixed-rate residential real estate loan originations to a third party in order to diversify its loan portfolio, increase non-interest income and reduce interest rate risk.

As a result of these ongoing efforts, we were able to increase our net interest income by maximizing the yield on interest earning assets while minimizing the cost of our interest bearing liabilities through our consistent in-depth market analysis and constant oversight of our liquidity and cash flow position.

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

From time to time, the Company is also presented with and considers opportunities to engage in strategic transactions with other financial institutions, including mergers, acquisitions, or the possible sale of the Company and/or Bank.

Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”)

Major financial reform legislation, known as the Dodd-Frank Act, was signed into law by the President on July 21, 2010. Among other things, the Dodd-Frank Act impacts the rules governing the provision of consumer financial products and services, and implementation of the many requirements of the legislation requires new mandatory and discretionary rulemakings by numerous federal regulatory agencies over the next several years. Many of the provisions of the Dodd-Frank Act affecting the Company and Bank have effective dates ranging from immediately upon enactment of the legislation to several years following enactment of the Dodd-Frank Act.

Of particular significance to federal savings associations and their holding companies is that, as a result of regulatory restructuring called for by the Dodd-Frank Act, both the Company and Bank transitioned to the jurisdiction of their current new and separate primary federal regulators on July 21, 2011. Prior to that date, the Company and Bank had been subject to consolidated supervision and regulation by the Office of Thrift Supervision (“OTS”), which has now been abolished as a result of the completed transfer of all of the OTS’ supervisory and rulemaking responsibilities to other federal agencies.

Along with the transfer of ongoing responsibilities for the supervision and examination of federal savings associations and their holding companies, the Dodd-Frank Act also transferred to the Board of Governors of the Federal Reserve System (“Federal Reserve”) and the Office of the Comptroller of the Currency (“OCC”) rulemaking authority of the OTS relating to savings and loan holding companies and all savings associations, respectively. The legislation continues in effect all OTS orders, resolutions, determinations, agreements, regulations, interpretive rules, other interpretations, guidelines, procedures and other advisory materials in effect the day before the transfer date, and allows the Federal Reserve and OCC to enforce these issuances with respect to savings and loan holding companies and federal savings associations, respectively, unless the Federal Reserve or OCC modifies, terminates, or sets aside such guidance or until superseded by the Federal Reserve or OCC, a court, or operation of law.

Moreover, July 21, 2011 was the designated transfer date under the Dodd-Frank Act for the formal transfer of rulemaking functions under the federal consumer financial laws from each of the various federal banking agencies to a new governmental entity known as the Consumer Financial Protection Bureau (“CFPB”) that is charged with the mission of protecting consumer interests. The CFPB is responsible for administering and carrying out the purposes and objectives of the “Federal consumer financial laws, and to prevent evasions thereof,” with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. With its broad rulemaking powers, the new CFPB has the potential to reshape the consumer financial laws through rulemaking and enforcement of unfair, deceptive or abusive practices, which may directly impact the business operations of financial institutions offering consumer financial products or services including the Bank. Like all other financial institutions and in particular, community banking organizations, the Company is continuing to closely monitor and evaluate developments under the Dodd-Frank Act with respect to our business, financial condition, results of operations and prospects.

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

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the potential impairment of Federal Home Loan Bank of New York (“FHLB”) stock, the determination of other-than-temporary impairment on securities, and the assessment of whether deferred tax assets are more likely than not to be realized.

Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Management’s determination of whether investments, including FHLB stock, are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management’s assessment as to the amount of deferred tax assets that are more likely than not to be realized is based upon future taxable income, which is subject to revision upon updated information.

Average Balances, Interest and Average Yields

The following tables set forth certain information relating to the Company’s average balance sheets and reflect the average annual yield on interest-earning assets and average annual cost of interest-bearing liabilities, interest earned and interest expensed for the periods indicated. Such yields and costs are derived by dividing annualized income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses.

	At September 30, 2011		For the Year Ended September 30, 2011
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$178,796	5.89%	$178,102	$10,347	5.81%
Securities (2)	59,762	2.51%	53,378	967	1.81%
Other interest-earning assets (3)	7,691	2.30%	7,555	139	1.84%

Total interest-earning assets	246,249	4.96%	239,035	11,453	4.79%

Non-interest earning assets	7,527		6,427

Total Assets	$253,776		$245,462

Interest bearing-liabilities:
Demand deposits	$29,395	0.71%	$29,997	218	0.73%
Savings and club accounts	40,284	0.40%	41,019	158	0.39%
Certificates of deposit	107,880	1.57%	99,610	1,576	1.58%
Borrowed money (4)	35,195	4.71%	35,894	1,715	4.78%

Total interest-bearing liabilities	212,754	1.76%	206,520	3,667	1.78%

Non-interest bearing liabilities:
Non-interest bearing deposits	17,183		16,222
Other	1,624		1,178

Total non-interest bearing liabilities	18,807		17,400

Total liabilities	231,561		223,920

Total equity	22,215		21,542

Total liabilities and equity	$253,776		$245,462

Interest rate spread				$7,786	3.01%

Net interest-earning assets/net interest margin	$33,495		$32,515		3.26%

Ratio of interest-earning assets to interest-bearing liabilities				1.16x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Available for sale securities included at fair value.
(3)	Includes stock of the Federal Home Loan Bank of New York and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

	For the Year Ended September 30, 2010			For the Year Ended September 30, 2009
	Average Balance	Interest Income Expense	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets
Loans receivable (1)	$174,634	$10,219	5.85%	$177,239	$10,396	5.87%
Securities (2)	45,564	1,044	2.29%	27,290	905	3.32%
Other interest-earning assets (3)	8,047	163	2.03%	8,192	104	1.27%

Total interest-earning assets	228,245	11,426	5.01%	212,721	11,405	5.36%

Non-interest earning assets	6,892			6,757

Total Assets	$235,137			$219,478

Interest bearing-liabilities
Demand deposits	$29,801	288	0.97%	$15,095	226	1.50%
Savings and club accounts	40,966	159	0.39%	38,271	150	0.40%
Certificates of deposit	87,218	1,591	1.82%	93,228	2,905	3.11%
Borrowed money (4)	39,308	1,726	4.39%	37,333	1,732	4.64%

Total interest-bearing liabilities	197,293	3,764	1.91%	183,927	5,013	2.73%

Non-interest bearing liabilities:
Non-interest bearing deposits	13,870			12,210
Other	3,163			2,062

Total non-interest bearing liabilities	17,033			14,272

Total liabilities	214,326			198,199

Total equity	20,811			21,279

Total liabilities and equity	$235,137			$219,478

Interest rate spread		$7,662	3.10%		$6,392	2.63%

Net interest-earning assets/net interest margin	$30,952		3.36%	$28,794		3.00%

Ratio of interest-earning assets to interest-bearing liabilities		1.16x			1.16x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.
(3)	Includes stock of the Federal Home Loan Bank of New York and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

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

	Year Ended September 30, 2011 Compared to 2010
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$199	$(71)	$128
Securities	162	(239)	(77)
Other interest-earning assets	(9)	(15)	(24)

Total interest-earning assets	352	(325)	27

Interest-bearing liabilities:
Demand deposits	2	(72)	(70)
Savings and club accounts	—	(1)	(1)
Certificates of deposit	209	(224)	(15)
Borrowed money	(157)	146	(11)

Total interest-bearing liabilities	54	(151)	(97)

Net interest income	$298	$(174)	$124

	Year Ended September 30, 2010 Compared to 2009
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$(144)	$(33)	$(177)
Securities	479	(340)	139
Other interest-earning assets	(2)	61	59

Total interest-earning assets	333	(312)	21

Interest-bearing liabilities:
Demand deposits	163	(101)	62
Savings and club accounts	10	(1)	9
Certificates of deposit	(177)	(1,137)	(1,314)
Borrowed money	90	(96)	(6)

Total interest-bearing liabilities	86	(1,335)	(1,249)

Net interest income	$247	$1,023	$1,270

Comparison of Financial Condition at September 30, 2011 to September 30, 2010

Total assets increased by $6.4 million, or 2.6%, to $253.8 million at September 30, 2011 from $247.4 million at September 30, 2010. Increases in deposits, including a $5.0 million brokered deposit, were used to fund increases in cash equivalents, securities and loans originated for resale.

Cash and cash equivalents increased by $0.9 million or 25.3% to $4.3 million as of September 30, 2011 from $3.4 million at September 30, 2010.

Securities available for sale increased by $3.4 million or 6.1% to $59.8 million as of September 30, 2011 from $56.3 million at September 30, 2010 as deposit increases were invested in available for sale securities. Available for sale securities consist principally of notes, bonds and mortgage-backed securities of the U.S. Government and U.S. Government Agencies, and to a much lesser extent, corporate and municipal bonds.

Loans receivable were $178.8 million and $179.1 million at September 30, 2011 and 2010, respectively, representing a decrease of $270,000, or 0.2%. During the year ended September 30, 2011, normal amortization reduced loan balances by $7.0 million and prepayments reduced loan balances by an additional $23.3 million, while loan originations were $30.1 million. The decrease in loans resulted principally from a $22.1 million decrease in one-to-four-family mortgages resulting from normal amortization and prepayments, net of additions of $8.4 million of non-residential real estate mortgage loans, and additions to the multi-family portfolio of $5.2 million and secured commercial loan portfolio of $8.0 million.

While the banking industry has seen increases in loan delinquencies and defaults over the past few years, the Bank has not experienced significant losses in its loan portfolio due primarily to its conservative underwriting policies. As of September 30, 2011 and September 30, 2010, the Bank had $4.3 million and $3.0 million of non-performing loans, respectively, of which, $3.2 million and $2.4 million respectively, were in process of foreclosure and have been placed on non-accrual status. Loans delinquent ninety days or more and accruing interest were $6,000 and $525,000 at September 30, 2011 and 2010, respectively. Non-performing loans at September 30, 2011 also included $1.1 million of non-accrual loans not yet in the foreclosure process. At September 30, 2011 and 2010, the Bank had $7.6 million and $2.4 million of loans classified as impaired. At September 30, 2011, $1.0 million of these impaired loans required specific loss allowances totaling $379,000. The remaining $6.6 million of impaired loans did not require specific loss allowances. At September 30, 2010, none of the $2.4 million of impaired loans required specific loss allowances. The impaired loans were primarily the result of continued difficult general economic conditions, increased unemployment and continued declines in the local real estate market. As of September 30, 2011 and 2010, the allowance for loan losses was 0.67% and 0.62% of loans outstanding, respectively. Despite a weak economy nationally as well as in our primary market area, there was no significant shift in the loan portfolio, loss experience, or other factors affecting the Bank, other than the planned growth in multi-family, non-residential real estate and commercial loans and the decline in one-to-four-family mortgage loans. As a result of changes in the mix of the loan portfolio, weak economic conditions, unemployment, declines in real estate values in the Bank’s primary market area, and lower commercial real estate cash flows, $86,000 and $366,000 was provided for loan losses in the years ended September 30, 2011 and 2010, respectively.

Deposits increased by $6.4 million, or 3.4%, from $188.3 million as of September 30, 2011 to $194.7 million as of September 30, 2010. The increase in deposits resulted from a $5.0 million brokered time deposit, which matures in 2026 with interest at 3.54%. The Bank also participates in the Certificate of Deposit Account Registry Service, or “CDARS” network. Under this network, the Bank can transfer deposits into the network (a one way sell transaction), request that the network deposit funds at the Bank (a one way buy transaction), or deposit funds into the network and receive an equal amount of deposits from the network (a reciprocal transfer). The network provides the Bank with an investment vehicle in the case of a one way sell, a liquidity or funding source in the case of a one way buy and the ability to access additional FDIC insurance for customers in the case of a reciprocal transfer. As of September 30, 2011 and 2010, the Bank had $8.0 million of CDARS deposits.

Retail deposits increased by $1.4 million, to $181.7 million at September 30, 2011 from $180.3 million at September 30, 2010. Retail time deposits increased by $2.3 million, interest bearing demand deposits declined by $3.4 million and non-interest bearing demand deposits increased by $3.1 million as of September 30, 2011 compared to September 30, 2010. The changes in interest bearing demand deposits and time deposits were the result of changing market interest rates and the increase in non-interest bearing demand deposits reflects the Company’s continued focus on expanding commercial business.

Stockholders’ equity increased from $21.8 million at September 30, 2010 to $22.2 million at September 30, 2011 as a result of the net income of $229,000 and by additions to equity resulting from accounting for stock-based compensation and the employee stock ownership plan, or “ESOP” net of the other comprehensive loss.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2011 and 2010

General. The Company had net income of $229,000 for the year ended September 30, 2011, compared to net income of $166,000 for the year ended September 30, 2010. The improvement resulted primarily from an increase in net interest income, a lower provision for loan losses and a tax benefit in the year ended September 30, 2011, offset by lower non-interest income. Non-interest income in the year ended September 30, 2010 included $457,000 of gains on the sale of securities which did not recur in the year ended September 30, 2011, and gains on the sale of loans of $361,000, which declined to $256,000 in the year ended September 30, 2011.

Interest Income. Total interest income increased $27,000, or 0.2%, to $11.5 million for the year ended September 30, 2011 compared to the year ended September 30, 2010. The increase in interest income was due to increases of $128,000 in interest income from loans, offset in part by a decrease of $77,000 in interest income from securities and a decrease of $24,000 in interest from other interest-earning assets. Higher interest-earning asset balances contributed $352,000 to the increase in total interest income, offset by the impact of lower yields on interest-earning assets of $325,000.

Interest income from loans increased by $128,000, or 1.3%, to $10.3 million for the year ended September 30, 2011 from $10.2 million for the year ended September 30, 2010. The increase was due to a $3.5 million, or 2.0%, increase in the average balance of loans to $178.1 million in the year ended September 30, 2011 from $174.6 million in the year ended September 30, 2010 net of a four basis point decrease in the associated average yields to 5.81% in the 2011 fiscal year from 5.85% in the 2010 fiscal year, reflecting lower market rates, decreases in interest rates on adjustable rate loans and the write-off of deferred loan origination costs on loans that were pre-paid, which were higher in the year ended September 30, 2011 compared to the year ended September 30, 2010. A portion of this decrease in rates was mitigated through shifting the portfolio to higher yield non-residential loans in the year ended September 30, 2011. Higher average balances contributed $199,000 to the net $128,000 increase in interest income from loans, while the impact of lower yields reduced interest on loans by $71,000.

Interest income from securities decreased by $77,000 in the year ended September 30, 2011 compared to the year ended September 30, 2010. The yield on securities declined 48 basis points, from 2.29% in the year ended September 30, 2010 to 1.81% in the year ended September 30, 2011 due to market conditions. Purchases of short to intermediate-term available-for-sale securities, principally notes, bonds and mortgage-backed securities of the U.S. Government and U.S. Government Agencies, and to a lesser extent, corporate and municipal bonds, caused the average balance of securities to increase by $7.8 million in the year ended September 30, 2011 compared to 2010. Lower interest rates negatively impacted interest income on investments by $239,000 while higher investment balances contributed $162,000 of additional interest income from investments in the year ended September 30, 2011 compared to 2010. Interest income from other interest-earning assets decreased by $24,000 for the year ended September 30, 2011, due to lower interest rates and by the impact of lower average balances. Other interest-earning assets consist of the investment in the FHLB, loans held for sale and cash equivalents.

Interest Expense. Total interest expense decreased by $97,000, or 2.6%, to $3.7 million in the year ended September 30, 2011 compared to $3.8 million in 2010. Interest on demand deposits decreased $70,000 as a result of the impact of lower market interest rates in the 2011 fiscal year. Interest on savings and club accounts was essentially unchanged in the year ended September 30, 2011 compared to 2010. Interest expense on certificates of deposit declined by $15,000 as a result in the reduction in overall market interest rates on certificates of deposit from 1.82% in the year ended September 30, 2010 to 1.58% in 2011. The decrease in interest expense on certificates of deposit due to lower interest rates was offset by the $209,000 negative impact of higher average balances, which increased from $87.2 million in the year ended September 30, 2010 to $99.6 million in 2011. Interest expense on borrowed money decreased by $11,000 in the year ended September 30, 2011 compared to 2010. During a portion of 2010, the Company had short term borrowings from the FHLB which increased the average balance, but decreased the weighted average interest rate on those borrowings.

Overall declines in market interest rates reduced the average interest rate on interest-bearing liabilities from 1.91% in the year ended September 30, 2010 to 1.78% in 2011. Of the $97,000 decrease in interest expense, lower interest rates caused interest expense to decrease by $151,000 while higher average balances of interest-bearing liabilities caused the expense to increase by $54,000.

Net Interest Income. Net interest income increased $124,000, or 1.6%, to $7.8 million for the year ended September 30, 2011 from $7.7 million for the year ended September 30, 2010. Increases in average interest-earning assets, net of a lower yield on those assets in the year ended September 30, 2011 as compared to 2010 were partially offset by increases in the volume of interest-bearing liabilities, net of the benefit of lower interest rates on those liabilities.

Provision for Loan Losses. The allowance for loan losses was $1.2 million, or 0.67% of gross loans outstanding, at September 30, 2011 compared to $1.1 million or 0.62% of gross loans outstanding at September 30, 2010. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. As of September 30, 2011 and September 30, 2010, the Bank had $4.3 million and $3.0 million of non-performing loans, respectively, of which, $3.2 million and $2.4 million respectively, were in process of foreclosure and have been placed on non-accrual status. Non-performing loans at September 30, 2011 also included $1.1 million of non-accrual loans not yet in the foreclosure process. Loans delinquent ninety days or more and accruing interest were $6,000 and $525,000 at September 30, 2011 and 2010, respectively. At September 30, 2011 and 2010, the Bank had $7.6 million and $2.4 million of loans classified as impaired. At September 30, 2011, $1.0 million of these impaired loans required specific loss allowances totaling $379,000. The remaining $6.6 million of impaired loans did not require specific loss allowances. At September 30, 2010, none of the $2.4 million of impaired loans required specific loss allowances. The impaired loans were primarily the result of continued difficult general economic conditions, increased unemployment and continued declines in the local real estate market.

There were no recoveries or loans charged off in the year ended September 30, 2011. There were $3,000 of loans charged off and $2,000 of recoveries in the years ended September 30, 2010. Despite a weak economy nationally as well as in our primary market area, there was no material shift in the loan portfolio, loss experience, or other factors affecting the Bank, other than decreasing one-to-four-family loans and the growth in non-residential real estate and commercial loans. As a result of changes in the mix of the loan portfolio, weak economic conditions, unemployment, declines in real estate values in the Bank’s primary market area, and lower commercial real estate cash flows, $86,000 and $366,000 was provided for loan losses in the years ended September 30, 2011 and 2010, respectively. The Bank has allocated the allowance for loan losses among categories of loan types as well as classification status at each period end date.

Non-interest Income. Non-interest income of $430,000 in the year ended September 30, 2011 was lower than the non-interest income of $1.0 million in the 2010 fiscal year as a result of $457,000 of gains on the sale of securities in the year ended September 30, 2010 which did not recur in 2011 and $361,000 of net gains on loans originated for sale in the 2010 fiscal year, compared to $270,000 in fiscal 2010 due to a lower volume of loans sold.

Non-interest Expenses. Non-interest expenses were $8.0 million for the years ended September 30, 2011 and 2010, respectively. Salaries and benefits increased by $147,000, or 3.6%, from $4.1 million in the year ended September 30, 2010 to $4.3 million in the year ended September 30, 2011 as a result of additions to staff including loan officers and an underwriter, higher benefit costs and raises, offset by lower pension cost.

Net occupancy costs were essentially unchanged in the year ended September 30, 2011 compared to 2010. Equipment costs increased by $54,000 in the year ended September 30, 2011 compared to the year ended September 30, 2010 as a result of higher equipment maintenance and repair costs and higher computer costs, including the addition of an online mortgage application system.

Professional fees were $547,000 in the year ended September 30, 2011 and $645,000 in the year ended September 30, 2010, a decrease of $98,000. Professional fees in the year ended September 30, 2010 included higher corporate matter legal fees. Advertising was $90,000 in the year ended September 30, 2011 and $201,000 in the year ended September 30, 2010, a decrease of $111,000 resulting from cost controls and market conditions which led to less retail advertising. The remaining components of non-interest expense were essentially unchanged in the year ended September 30, 2011 compared to 2010.

On February 7, 2011, the FDIC Board approved a final rule that implements a new deposit insurance assessment system for insured depository institutions. The new assessment structure modifies an institution’s current deposit insurance assessment base from adjusted domestic deposits to an institution’s average consolidated total assets minus average tangible equity, as required by the Dodd-Frank Act. Pursuant to the final rule, Tier 1 capital is the measure for tangible equity. Depository institutions with less than $1 billion in assets, such as the Bank, will report average weekly balances during the calendar quarter, unless they elect to report daily averages. The new assessment structure includes revisions to the total base assessment rate schedule by lowering assessment rates, after adjustments, to a range between 2.5 and 9 basis points for depository institutions in the lowest risk category, and 30 to 45 basis points for institutions in the highest risk category. The various adjustments incorporated into the schedule take into account the heightened risk with respect to certain types of funding such as unsecured debt and brokered deposits. The final rule also eliminates the secured liability adjustment and includes a new adjustment requirement for long-term debt held by an insured depository institution where the debt is issued by another insured depository institution. Moreover, the final rule requires an indefinite suspension of dividends whenever the fund reserve ratio exceeds 1.5%. In lieu of dividends, however, the final rule sets out additional rate schedules with progressively lower rates that would go into effect without further action by the FDIC Board when the fund reserve ratio reaches certain milestones. Importantly, the final rule retains the FDIC Board’s flexibility to adopt actual rates that are higher or lower than total base assessment rates without requiring further notice-and-comment rulemaking, but provides that: (1) the FDIC Board cannot increase or decrease rates from one quarter to the next by more than 2 basis points; and (2) cumulative increases and decreases cannot be more than 2 basis points higher or lower than the total base assessment rates. The changes generally became effective as of April 1, 2011 and were reflected in the June 30, 2011 fund balance and the invoices to banks for assessments that were due September 30, 2011. The new assessment system is expected to decrease our non-interest expense going forward.

Income Tax Expense (Benefit). The income tax benefit was $98,000 in the year ended September 30, 2011 compared to a tax expense of $139,000 in 2010. The income tax benefit in the year ended September 30, 2011 includes a reduction in previously recorded tax expense of $177,000 resulting from the change in the Company’s tax year from June 30 to September 30. During the process of converting the Company’s tax year end to coincide with the financial reporting year end, the Company determined that taxes accrued in prior years were overstated by $177,000. The tax expense (benefit) is recorded based on pretax income or (loss), at the statutory rate for federal tax purposes and the higher of the statutory rate or minimum tax rate for state purposes. The effective tax rate in the years ended September 30, 2011 and 2010 was different than the statutory rate as a result of the aforementioned reduction in previously accrued taxes and certain non-deductible expenses.

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

The primary goals of the Company’s interest rate management strategy are to determine the appropriate level of risk given the business strategy and then manage that risk so as to reduce the exposure of the Company’s net interest income to fluctuations in interest rates. Historically, the Company’s lending activities have been dominated by one-to-four family real estate mortgage loans, and in more recent periods, such activities have included increases in non-residential real estate mortgage loans, multi-family and secured commercial loans. The primary source of funds has been deposits, FHLB borrowings, CDARS transactions and brokered certificates of deposit, which have substantially shorter terms to maturity than the loan portfolio. As a result, the Company has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to limiting terms of fixed rate one-to-four-family mortgage loan originations which are retained in the Company’s portfolio, selling substantially all of the one-to-four family mortgage originations in the secondary market and focusing on investments with short and intermediate term maturities and borrowing term funds from the FHLB.

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

Interest Rate Risk

The Company uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the three year period following the current financial statements. The changes in interest income and interest expense due to changes in interest rates reflect the interest rate sensitivity of the Company’s interest-earning assets and interest-bearing liabilities. The table below sets forth the latest available estimated changes in net interest income, as of June 30, 2011, that would result from various basis point changes in interest rates over a 12 month period.

Change in Interest Rates In Basis Points (Rate Shock)	Net Interest Income
	Amount	Dollar Change	Percent Change
	(Dollars in thousands)
300	$7,790	$(30)	-0.4%
200	7,849	29	0.4%
100	7,871	51	0.7%
0	7,820	—	0.0%
-100	7,576	(244)	-3.1%

Liquidity and Capital Resources

Liquidity. The Company is required to maintain levels of liquid assets sufficient to ensure the Company’s safe and sound operation. Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Company adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings and loan funding. The Company also adjusts its liquidity level as appropriate to meet its asset/liability objectives.

The Company anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2011, the Company had cash and cash equivalents of $4.3 million and available for sale securities of $59.8 million. At September 30, 2011, the Company has outstanding commitments to originate loans of $6.8 million and $12.3 million of undisbursed funds from approved lines of credit, principally under a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2011, totaled $82.4 million. Historically, the Company’s deposit flow history has been that a significant portion of such deposits remain with the Company.

The Company has an Overnight Advance line with the FHLB, of which none was in use at September 30, 2011. The Company’s overall credit exposure at the FHLB, including borrowings under the Overnight Advance line and other term borrowings cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loans and securities pledged as collateral.

Capital Resources. The Company’s primary sources of funds are deposits, the Certificate of Deposit Account Registry Service, or CDARS network, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances, repayments and maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities repayments are greatly influenced by market interest rates, economic conditions and competition. The Company’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds, available-for-sale securities or cash equivalents and other interest-earning assets. If the Company requires funds beyond its ability to generate them internally, the Company can acquire brokered certificates of deposit, CDARS deposits and draw upon existing borrowing agreements with the FHLB and the Federal Reserve which provide an additional source of funds. At September 30, 2011 and 2010, the Company had $34.4 million and $34.6 million of advances from the FHLB, respectively, CDARS deposits of $8.0 million and $8.0 million, respectively, and brokered deposits of $5 million and none, respectively.

In the year ended September 30, 2011, net cash used for operating activities was $1.9 million, compared to net cash provided by operating activities of $61,000 in 2010. In the years ended September 30, 2011 and 2010, net income of $229,000 and $166,000, respectively included non-cash expenses (consisting of depreciation, amortization, provision for loan losses, deferred taxes and stock-based compensation) of $833,000 and $936,000, respectively. Loans originated for resale used $1.6 million of cash in 2011 and provided $78,000 of cash in 2010.

In the year ended September 30, 2011, investing activities used $3.4 million of cash, compared to $7.9 million in 2010. In the year ended September 30, 2011, net securities investment activities used $3.4 million of cash compared to $2.6 million of cash provided in 2010. Net loan activities provided $91,000 of cash in the year ended September 30, 2011 compared to 2010 where net loan activities used $10.3 million of cash. During the year ended September 30, 2011, normal amortization reduced loan balances by $7.0 million and prepayments reduced loan balances by an additional $23.3 million, while loan originations were $30.1 million. During the year ended September 30, 2010, normal amortization decreased loan balances by $7.5 million and prepayments reduced loan balances by an additional $19.1 million. Additions to premises and equipment used $158,000 and $177,000 of cash in the years ended September 30, 2011 and 2010, respectively.

Net cash provided by financing activities was $6.2 million and $4.0 million in the years ended September 30, 2011 and 2010, respectively. In the 2011 fiscal year, increases in broker and retail deposits provided $6.4 million of cash while, in the 2010 fiscal year, increases in CDARS deposits, net of decreases in retail deposits, provided $3.9 million of cash.

In February 2011, the Company applied for $6.1 million of capital under the U.S. Department of the Treasury Small Business Lending Fund, which provides approved banks with capital by purchasing Tier 1-qualifying preferred stock or equivalents in each bank. In September 2011 the Board of Directors of the Company determined to withdraw its pending application from the Treasury Small Business Lending Fund.

The Company has an Overnight Advance line with the FHLB, of which none was in use at September 30, 2011. The Company’s overall credit exposure at the FHLB, including borrowings under the Overnight Advance line and other term borrowings cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loans and securities pledged as collateral.

The following table sets forth the Bank’s capital position at September 30, 2011, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$20,143	15.45%	$	≥10,433	≥8.00%	$	≥13,041	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	19,321	14.82		—	—		≥7,824		≥6.00
Core (Tier 1) capital (to total adjusted assets)	19,321	7.65		≥10,107	≥4.00		≥12,634		≥5.00
Tangible capital (to total adjusted assets)	19,321	7.65		≥3,790	≥1.50		—		—

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

See Note 17 to the Consolidated Financial Statements for a summary of recent accounting pronouncements.

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statements of financial condition of CMS Bancorp, Inc. and subsidiaries (collectively the “Company”) as of September 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. The Company’s management is responsible for the consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiaries as of September 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Clark, New Jersey

December 22, 2011

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2011	2010
	(Dollars in thousands, except per share data)
ASSETS
Cash and amounts due from depository institutions	$717	$818
Interest-bearing deposits	3,587	2,616

Total cash and cash equivalents	4,304	3,434
Securities available for sale	59,762	56,336
Loans held for sale	2,200	557
Loans receivable, net of allowance for loan losses of $1,200 and $1,114, respectively	178,796	179,066
Premises and equipment	2,748	2,945
Federal Home Loan Bank of New York stock	1,904	1,956
Interest receivable	1,064	988
Other assets	2,998	2,103

Total assets	$253,776	$247,385

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$194,742	$188,306
Advances from Federal Home Loan Bank of New York	34,421	34,578
Advance payments by borrowers for taxes and insurance	774	849
Other liabilities	1,624	1,896

Total liabilities	231,561	225,629

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, authorized shares: 7,000,000; shares issued: 2,055,165; shares outstanding: 1,862,803	21	21
Additional paid-in capital	18,494	18,272
Retained earnings	6,740	6,511
Treasury stock, 192,362 shares	(1,660)	(1,660)
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(1,398)	(1,452)
Accumulated other comprehensive income	18	64

Total stockholders’ equity	22,215	21,756

Total liabilities and stockholders’ equity	$253,776	$247,385

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended September 30,
	2011	2010
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$10,347	$10,219
Securities, taxable	967	1,044
Other interest-earning assets	139	163

Total interest income	11,453	11,426

Interest expense:
Deposits	1,952	2,038
Mortgage escrow funds	28	24
Borrowings, short-term	—	15
Borrowings, long-term	1,687	1,687

Total interest expense	3,667	3,764

Net interest income	7,786	7,662
Provision for loan losses	86	366

Net interest income after provision for loan losses	7,700	7,296

Non-interest income:
Fees and service charges	166	201
Net gain on sale of loans	256	361
Net gain on sale and call of securities	—	457
Other	8	10

Total non-interest income	430	1,029

Non-interest expenses:
Salaries and employee benefits	4,253	4,106
Net occupancy	1,191	1,174
Equipment	729	675
Professional fees	547	645
Advertising	90	201
Federal insurance premium	253	260
Directors’ fees	218	245
Other insurance	80	75
Bank charges	60	72
Other	578	567

Total non-interest expenses	7,999	8,020

Income before income tax expense (benefit)	131	305
Income tax expense (benefit)	(98)	139

Net income	$229	$166

Net income per common share basic and diluted	$0.13	$0.10

Weighted average number of common shares outstanding Basic and diluted	1,704,757	1,698,705

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended September 30,
	2011	2010
	(Dollars in thousands, except per share data)
Net income	$229	$166

Other comprehensive income:
Gross unrealized holding gains on securities available for sale, net of deferred income tax of $(61,000) and $(176,000), respectively	93	267
Gross unrealized holding gains transferred to income on sale or call of securities, net of deferred income tax of $180,000	—	(268)
Retirement plan, net of deferred income tax of $93,000 and $(268,000), respectively	(139)	396

Other comprehensive income (loss)	(46)	395

Comprehensive income	$183	$561

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2011 and 2010

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance October 1, 2009	$21	$18,045	$6,345	$(1,660)	$(1,507)	$(331)	$20,913

Net income			166				166
Other comprehensive income						395	395

Total comprehensive income							561

ESOP shares committed for release		(9)			55		46
Stock option expense		96					96
Restricted stock award expense		140					140

Balance September 30, 2010	21	18,272	6,511	(1,660)	(1,452)	64	21,756

Net income			229				229
Other comprehensive (loss)						(46)	(46)

Total comprehensive income							183

ESOP shares committed for release		(6)			54		48
Stock option expense		92					92
Restricted stock award expense		136					136

Balance September 30, 2011	$21	$18,494	$6,740	$(1,660)	$(1,398)	$18	$22,215

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2011	2010
	(In thousands)
Cash flows from operating activities:
Net Income	$229	$166
Adjustments to reconcile net income to net cash provided by (used by) operating activities:
Depreciation of premises and equipment	355	351
Amortization and accretion, net	234	308
Provision for loan losses	86	366
Deferred income taxes	118	(371)
ESOP expense	48	46
Stock option expense	92	96
Restricted stock award expense	136	140
Net gain on sale and call of securities	—	(457)
Net gain on sale of loans	(256)	(361)
Loans originated for resale	(13,599)	(16,872)
Proceeds from loans sold	12,212	17,311
(Increase) in interest receivable	(76)	(12)
(Increase) in other assets	(980)	(740)
(Decrease) in accrued interest payable	(211)	(171)
Increase (decrease) in other liabilities	(293)	261

Net cash provided by (used by) operating activities	(1,905)	61

Cash flows from investing activities:
Proceeds from sale and call of securities available for sale	—	18,499
Proceeds from sale of securities held to maturity	—	163
Purchases of securities available for sale	(34,432)	(44,896)
Principal repayments, calls and maturities on securities available for sale	31,018	28,857
Principal repayments on securities held to maturity	—	2
Net (increase) decrease in loans receivable	91	(10,313)
Additions to premises and equipment	(158)	(177)
Redemption (purchase) of FHLB stock	52	(18)

Net cash (used by) investing activities	(3,429)	(7,883)

Cash flows from financing activities:
Net increase in deposits	6,436	3,919
Repayment of long-term advances from Federal Home Loan Bank of N.Y.	(157)	(148)
Net (decrease) increase in payments by borrowers for taxes and insurance	(75)	181

Net cash provided by financing activities	6,204	3,952

Net increase (decrease) in cash and cash equivalents	870	(3,870)
Cash and cash equivalents-beginning	3,434	7,304

Cash and cash equivalents-ending	$4,304	$3,434

Supplemental information
Cash paid during the period for
Interest	$3,878	$3,935

Income taxes	$118	$26

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

The Company follows Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This guidance sets forth the period after the balance sheet date during which management of the reporting entity, should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred after September 30, 2011 and through the date these consolidated financial statements were issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-earning deposits and federal funds sold, all with original maturities of three months or less.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt securities not classified as trading securities or as held to maturity securities, are classified as available for sale securities and reported at fair value, with unrealized holding gains and losses, net of applicable income taxes, reported in accumulated other comprehensive income (loss), as a separate component of stockholders’ equity. The Company has no securities classified as held to maturity or trading securities.

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

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level to, or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income (loss).

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

The Company defers loan origination fees and certain direct loan origination costs and accretes net amounts as an adjustment of yield over the contractual lives of the related loans. Unamortized net fees and costs are written off if the loan is repaid before its stated maturity.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recognition of interest income is discontinued and existing accrued interest receivable is reversed on loans that are more than ninety days delinquent and where management, through its loan review process, feels such loan should be classified as non-accrual. Income is subsequently recognized only to the extent that cash payments are received until the obligation has been brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt, in which case the loan is returned to an accrual status. The past due status of all classes of loans receivable is determined based on the contractual due dates for loan payments.

Allowance for Loan Losses

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan portfolio. The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The Bank’s methodology for determining the ALLL is based on the requirements of the FASB’s Accounting Standards Codification (“ASC”) Sub-Topic 450-20 for loans collectively evaluated for impairment, ASC Section 310-10-35 for loans individually evaluated for impairment, as well as the Interagency Policy Statement on the Allowance for Loan and Lease Losses, and other bank regulatory guidance. The total of the two components represents the Bank’s ALLL.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends and current Federal Deposit Insurance Corporation Uniform Bank Performance Report (“UBPR”) loss experience for the Bank’s Peer Group are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

The classes described above, which are based on the Federal Thrift Financial Report classifications, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the reporting class level. A historical charge-off factor is calculated utilizing a rolling five year average. In addition, the UBPR Peer Group charge-off factor is determined. The Bank uses a 67% weighting of Bank charge-off experience and a 33% weighting of Peer Group charge-off experience to establish its historical charge-off factor.

“Pass” rated credits are segregated from “Classified” credits for the application of qualitative factors. Management has identified a number of additional qualitative factors that it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry and/or geographic standpoint.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Such system takes into consideration, among other things, delinquency status, size of loans, and type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan losses are determined based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment. Although management believes that specific and general loan losses are established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. Loans secured by real estate consist of one-to-four-family, multi-family, non-residential, construction and home equity and second mortgage loans. Substantially all of the commercial loans are secured and consumer loans are principally secured.

Management uses a six category internal risk rating system to monitor the credit quality of the overall loan portfolio that generally follows bank regulatory definitions. Pass graded loans are considered to have average or better than average risk characteristics. They demonstrate satisfactory debt service capacity and coverage along with a generally stable financial position. These loans are performing in accordance with the terms of their loan agreement. The Watch category, a non bank regulatory category, includes assets that, while performing, demonstrate above average risk through a pattern of declining earning trends, strained cash flow, increasing leverage, and/or weakening market fundamentals. The Special Mention category includes assets that are currently protected but exhibit potential credit weakness or a downward trend which, if not checked or corrected, will weaken the Bank’s asset or inadequately protect the Bank’s position. Loans in the Substandard category have a well-defined weakness that jeopardizes the orderly liquidation of the debt. For loans in this category, normal repayment from the borrower is in jeopardy and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. All loans greater than 90 days past due are considered Substandard. Loans in the Doubtful category have weaknesses inherent in those classified Substandard with the added provision that the weakness makes collection of debt in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable. The portion of any loan that represents a specific allocation of the allowance for loan losses is placed in the special valuation category. Loans that are deemed incapable of repayment where continuance as an active asset of the Bank is not warranted are charged off as a Loss. The classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off the asset even though partial recovery may be achieved in the future.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as delinquency, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s Senior Lending Officer is responsible for the timely and accurate risk rating of the loans in the portfolios at origination and on an ongoing basis. The Bank has an experienced outsourced Loan Review function that on a quarterly basis, reviews and assesses loans within the portfolio and the adequacy of the Bank’s

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowance for loan losses. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard or Doubtful on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

Management evaluates individual loans in all of the segments for possible impairment if the loan is either in nonaccrual status, or is risk rated Substandard or Doubtful. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of any shortfall in relation to the principal and interest owed.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Bank’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. A reserve for losses related to unfunded lending commitments is also maintained. This reserve represents management’s estimate of losses inherent in unfunded credit commitments.

Federal Home Loan Bank of New York Stock

The Company’s required investment in the common stock of the FHLB is carried at cost as of September 30, 2011 and 2010.

Management evaluates this common stock for impairment in accordance with the FASB guidance on Accounting by Certain Entities That Lend to or Finance the Activities of Others. Management’s determination of whether this investment is impaired is based on assessment of the ultimate recoverability of the cost of the stock rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost of the stock is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB, and (4) the liquidity position of the FHLB. Management believes no impairment charge was necessary related to the FHLB stock as of September 30, 2011.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Concentration of Risk

The Company’s lending activities are concentrated in loans secured by real estate located in Westchester County, New York and surrounding areas.

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

Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expenses in the consolidated statements of income.

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

The Company follows the FASB’s guidance regarding accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measurement attribute for a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of this guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2011 and 2010. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2011 and 2010. The tax years subject to examination by the taxing authorities are the years ended September 30, 2010, and December 31, 2009 and 2008.

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

In accordance with FASB’s guidance regarding accounting for defined benefit and other postretirement plans the Company recognizes the over-funded or under-funded status of the defined benefit pension plans as an asset or liability in the consolidated statement of financial condition, with the changes in the funded status recorded through other comprehensive income (loss) in the year in which the change occurs.

Net Income Per Share

Basic net income per share is calculated by dividing the net income by the weighted average number of shares of common stock outstanding. Outstanding stock options were antidilutive and were therefore excluded from common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and diluted net income per share until they are committed to be released.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Securities Available for Sale

Securities available for sale as of September 30, 2011 and 2010 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2011
U.S. Government Agencies:
Due after one but within five years	$15,231	$192	$4	$15,419
Due after five years but within ten years	16,307	6	60	16,253
Due after ten years but within fifteen years	4,002	—	—	4,002
Corporate bonds due after five years but within ten years	3,664	141	—	3,805

Municipal bonds:
Due after five years but within ten years	246	—	—	246
Due after ten years but within fifteen years	884	33	—	917
Mortgage-backed securities	18,697	423	—	19,120

	$59,031	$795	$64	$59,762

September 30, 2010
U.S. Government Agencies:
Due after one but within five years	$26,550	$288	$—	$26,838
Due after five years but within ten years	11,753	23	—	11,776
Mortgage-backed securities	17,455	267	—	17,722

	$55,758	$578	$—	$56,336

There were no securities with unrealized losses at September 30, 2010. The age of unrealized losses and fair value of related securities available for sale at September 30, 2011 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2011
U.S. Government Agencies	$12,675	$64	$—	$—	$12,675	$64

	$12,675	$64	$—	$—	$12,675	$64

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The unrealized losses reported on securities at September 30, 2011 relate to three securities issued by U.S. Government Agencies. These unrealized losses were due to changes in interest rates.

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of securities available for sale during the year ended September 30, 2011. During the year ended September 30, 2010, proceeds from sales of securities available for sale totaled $18,499,000 and resulted in gross gains of $402,000 and gross losses of $5,000.

Note 4—Loans Receivable

	September 30,
	2011	2010
	(In thousands)
Real estate:
One-to-four-family	$101,064	$123,116
Multi-family	14,283	9,124
Non-residential	30,674	22,259
Construction	309	796
Equity and second mortgages	10,905	9,454

	157,235	164,749
Commercial	22,207	14,255
Consumer	90	386

Total Loans	179,532	179,390
Allowance for loan losses	(1,200)	(1,114)
Net deferred loan origination fees and costs	464	790

	$178,796	$179,066

The following is an analysis of the changes in the allowance for loan losses:

	Years Ended September 30,
	2011	2010
	(In thousands)
Balance—beginning of year	$1,114	$749
Provision charged to operations	86	366
Loans recovered	—	2
Loans charged off	—	(3)

Balance—end of year	$1,200	$1,114

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the primary segments of the loan portfolio as of September 30, 2011:

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Real estate:
One-to-four-family	$6,841	$94,486	$101,327
Multi-family	—	14,319	14,319
Non-residential	—	30,753	30,753
Construction	—	310	310
Home equity and second mortgages	672	10,261	10,933

	7,513	150,129	157,642
Commercial	73	22,191	22,264
Consumer	5	85	90

Total	$7,591	$172,405	$179,996

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of September 30, 2011:

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Real estate:
One-to-four-family	$925	$330	$5,956	$6,881	$6,841
Multi-family	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction	—	—	—	—	—
Home equity and second mortgages	—	—	660	660	672

	925	330	6,616	7,541	7,513
Commercial	73	49	—	73	73
Consumer	—	—	5	5	5

Total	$998	$379	$6,621	$7,619	$7,591

At September 30, 2011 and 2010, the Company had loans in the amount of $7.6 million and $2.4 million, respectively, which were considered to be impaired, of which $1.0 million was subject to specific loss reserves of $379,000 at September 30, 2011. None of the impaired loans were subject to specific loss reserves at September 30, 2010. The average balances of impaired loans outstanding during the years ended September 30, 2011 and 2010 were $5.9 million and $1.8 million, respectively. During the year ended September 30, 2011 and 2010, $153,000 and $43,000, respectively, of interest was collected and recognized on these loans and had all such loans been performing in accordance with their original terms, additional interest income of $182,000 and $105,000, respectively, would have been recognized. The Company is not committed to lend additional funds on these non-accrual loans.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classes of the loan portfolio summarized by the aggregate Pass (including loans graded Watch) and the classified ratings of Special Mention, Substandard and Doubtful within the internal risk rating system as of September 30, 2011:

	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Real estate:
One-to-four-family	$96,294	$454	$4,579	$—	$101,327
Multi-family	14,319	—	—	—	14,319
Non-residential	30,753	—	—	—	30,753
Construction	310	—	—	—	310
Home equity and second mortgages	10,323	212	398	—	10,933

	151,999	666	5,056	—	157,642
Commercial	22,190	—	74	—	22,264
Consumer	85	—	5	—	90

Total	$174,274	$666	$5,056	$—	$179,996

Management further monitors the performance and credit quality of the loan portfolio by analyzing the delinquency aging of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of September 30, 2011:

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Non- Accrual	Total Past Due	Total
	(In thousands)
Real estate:
One-to-four-family	$96,984	$—	$534	$—	$3,809	$4,343	$101,327
Multi-family	14,319	—	—	—	—	—	14,319
Non-residential	30,753	—	—	—	—	—	30,753
Construction	310	—	—	—	—	—	310
Home equity and second mortgages	10,403	—	124	—	406	530	10,933

	152,769	—	658	—	4,215	4,873	157,642
Commercial	22,192	—	—	—	72	72	22,264
Consumer	60	—	5	6	19	30	90

Total	$175,021	$—	$663	$6	$4,306	$4,975	$179,996

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At September 30, 2010, nonaccrual loans totaled $2.4 million and loans delinquent ninety days or more and accruing interest, consisting solely of student loans, totaled $2,000. The Company is not committed to lend additional funds on nonaccrual loans at September 30, 2011. Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALLL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALLL. Management utilizes an internally developed spreadsheet to track and apply the various components of the allowance. The following table summarizes the primary segments of the ALLL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of September 30, 2011:

	ALLL Balance	Collectively Evaluated for Impairment	Individually Evaluated for Impairment
	(In thousands)
Real estate:
One-to-four-family	$583	$253	$330
Multi-family	29	29	—
Non-residential	92	92	—
Construction	3	3	—
Home equity and second mortgages	31	31	—

	738	408	330
Commercial	459	410	49
Consumer	3	3	—

Total	$1,200	$821	$379

The ALLL is based on estimates, and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALLL that is representative of the risk found in the components of the portfolio at any given date.

Note 5—Premises and Equipment

	September 30,
	2011	2010
	(In thousands)
Land	$179	$179

Buildings and improvements	1,316	1,294
Accumulated depreciation	(560)	(523)

	756	771

Leasehold improvements	1,981	1,944
Accumulated amortization	(675)	(527)

	1,306	1,417

Furnishings and equipment	2,215	2,115
Accumulated depreciation	(1,708)	(1,537)

	507	578

	$2,748	$2,945

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Accrued Interest Receivable

	September 30,
	2011	2010
	(In thousands)
Loans	$782	$803
Securities	282	185

	$1,064	$988

Note 7—Deposits

	September 30,
	2011		2010
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Demand deposits:
Non-interest bearing deposits	$17,183	—	$14,094	—
Interest bearing deposits	29,395	0.71%	32,761	0.80%

	46,578	0.45%	46,855	0.56%
Savings and club deposits	40,284	0.40%	41,320	0.40%
Certificates of deposit	107,880	1.57%	100,131	1.71%

	$194,742	1.06%	$188,306	1.14%

The scheduled maturities of certificates of deposit are as follows:

Years Ending September 30, (In thousands)
2012	$82,443
2013	4,316
2014	1,575
2015	2,892
2016	11,633
Thereafter	5,021

$107,880

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $59,442,000 and $40,772,000 at September 30, 2011 and 2010, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2011	2010
	(In thousands)
Demand deposits	$218	$288
Savings and club deposits	158	159
Certificates of deposit	1,576	1,591

	$1,952	$2,038

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Advances from FHLB

	September 30,
	2011	2010
	(In thousands)
Five year advance, maturing August 15, 2012, with interest payable quarterly at 4.78%	$10,000	$10,000
Five year advance, maturing August 8, 2012, with interest payable quarterly at 4.81%	10,000	10,000
Seven year advance, maturing December 29, 2014, with interest payable quarterly at 3.56%	5,000	5,000
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	9,421	9,579

Total	$34,421	$34,578

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

Year Ending September 30, (In thousands)
2012	$20,166
2013	176
2014	9,079
2015	5,000

$34,421

These FHLB advances are secured by stock of the FHLB in the amount of $1,904,000 and $1,956,000 at September 30, 2011 and 2010, respectively, and a blanket assignment of qualifying loans and securities.

The Company can borrow on an overnight basis from the FHLB, and had no such borrowings as of September 30, 2011 or 2010. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loan and securities pledged as collateral.

Note 9—Lease Commitments and Total Rental Expense

The Company leases five locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2011 (in thousands):

Years ending September 30,
2012	$602
2013	634
2014	648
2015	620
2016	499
Thereafter	2,685

$5,688

The total rental expense and related charges for all leases for the years ended September 30, 2011 and 2010 was $701,000 and $681,000, respectively.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10—Income Taxes

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

Retained earnings at September 30, 2011 included approximately $1,981,000 of such bad debt deduction for which federal income taxes of approximately $612,000 have not been provided. In addition, deferred New York State taxes of approximately $369,000 have not been provided on bad debt deductions in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes (benefit) are as follows:

	Years Ended September 30,
	2011	2010
	(In thousands)
Current income tax expense (benefit):
Federal	$(211)	$351
State	(5)	159

	(216)	510

Deferred income tax expense (benefit):
Federal	96	(249)
State	22	(122)

	118	(371)

	$(98)	$139

The following table reconciles the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended September 30,
	2011	Percent of Pretax Loss	2010	Percent of Pretax Loss
	(Dollars in thousands)
Federal income taxes	$45	34.3%	$104	34.0%
State income taxes, net of federal income tax effect	11	8.4%	24	7.9%
Non-deductible stock based compensation	23	17.5%	22	7.2%
Reduction of previously recorded taxes	(177)	(135.1)%	—	—
Other items, net	—	—%	(11)	(3.5)%

Effective Income Taxes	$(98)	(74.8)%	$139	45.6%

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2011	2010
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$476	$442
Deferred rent	73	77
Net operating loss carryforward	—	275
Contribution carryover	259	270
Benefit plan adjustment (Accumulated Other Comprehensive Income)	278	185
Accrued pension	—	63
Stock based compensation	299	175
Other	145	93

Total Deferred Tax Assets	1,530	1,580

Deferred tax liabilities:
Accrued pension	35	—
Depreciation	124	173
Unrealized gain on securities available for sale	290	229

Total Deferred Tax Liabilities	449	402

Valuation allowance	(259)	(270)

Net Deferred Tax Assets Included in Other Assets	$822	$908

Note 11—Comprehensive Income

Total comprehensive income represents the sum of net income and items of “other comprehensive income or loss” that are reported directly in equity on an after tax basis, such as the net unrealized holding gain or loss on securities available for sale and defined benefit pension plan adjustments. The Company has reported its total comprehensive income in the consolidated statements of comprehensive income changes in stockholders’ equity.

Accumulated other comprehensive income, which is included in stockholders’ equity, consisted of the following:

	September 30,
	2011	2010
	(In thousands)
Net unrealized holding gains on securities available for sale, net of deferred income tax of $(290,000) and $(229,000), respectively	$441	$349
Benefit plan adjustment, net of related deferred taxes of $278,000 and $185,000, respectively	(423)	(285)

	$18	$64

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Regulatory Matters

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

	September 30,
	2011	2010
	(In thousands)
GAAP capital:	$19,339	$18,786
Pension liability, net of deferred taxes	423	285
Unrealized (gain) loss on securities available for sale, net of deferred taxes	(441)	(349)

Tier I and tangible capital	19,321	18,722
General valuation allowance	822	1,114

Total Regulatory Capital	$20,143	$19,836

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the Bank’s capital position, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes				To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount	Ratio
	(Dollars in thousands)
September 30, 2011:
Total capital (to risk-weighted assets)	$20,143	15.45%	$	≥10,433	≥	8.00%	$≥13,041	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	19,321	14.82		—		—	≥7,824	≥6.00
Core (Tier 1) capital (to total adjusted assets)	19,321	7.65		≥10,107	≥	4.00	≥12,634	≥5.00
Tangible capital (to total adjusted assets)	19,321	7.65		≥3,790	≥	1.50	—	—

September 30, 2010:
Total capital (to risk-weighted assets)	$19,836	17.13%	$	≥9,263	≥	8.00%	$≥11,579	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	18,722	16.17		—		—	≥6,947	≥6.00
Core (Tier 1) capital (to total adjusted assets)	18,722	7.60		≥9,850	≥	4.00	≥12,313	≥5.00
Tangible capital (to total adjusted assets)	18,722	7.60		≥3,694	≥	1.50	—	—

The Bank continues to meet the requirements to be categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since September 30, 2011 that management believes would change the Bank’s regulatory capital categorization.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Benefit Plans

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

	September 30,
	2011	2010
	(In thousands)
Change in benefit obligation:
Benefit obligation—beginning of year	$3,612	$3,918
Service cost	—	138
Interest cost	247	268
Actuarial (gain)	(14)	(554)
Benefits paid	(158)	(158)

Benefit obligation—end of year	$3,687	$3,612

Change in plan assets:
Fair value of assets—beginning of year	$2,987	$2,614
Actual return on plan assets	(49)	211
Benefits paid	(158)	(158)
Contributions	301	320

Fair value of assets—end of year	$3,081	$2,987

Reconciliation of funded status:
Accumulated benefit obligation	$3,687	$3,612

Projected benefit obligation	$(3,687)	$(3,612)
Fair value of assets	3,081	2,987

Funded status	$(606)	$(625)

Accrued pension cost included in other liabilities	$(606)	$(625)

	September 30,
	2011	2010
Valuation assumptions
Discount rate	7.00%	7.00%
Expected long-term return on assets	7.00%	7.00%
Rate of compensation increase	0.00%	0.00%

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company expects to recognize approximately $30,000 of net actuarial loss in operations during the year ending September 30, 2012.

	September 30,
	2011	2010
	(In thousands)
Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(701)	$(470)

	Years Ended September 30,
	2011	2010
	(Dollars in thousands)
Net periodic pension expense
Service cost	$—	$138
Interest cost	247	268
Expected return on assets	(206)	(182)
Amortization of prior service cost	—	20
Amortization of unrecognized net loss	10	63

Total net periodic pension expense	$51	$307

Valuation assumptions:
Discount rate	7.00%	7.00%
Rate of return on long-term assets	7.00%	7.00%
Salary increase rate	0.00%	0.00%

The Plan assets are invested as follows:

	September 30,
	2011	2010
Separate account—Prudential Large Cap Blend / Victory Fund	44%	49%
Guaranteed insurance funds	56%	51%

	100%	100%

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

The Bank intends to maintain the current asset mix and to seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. It is expected to have a 4.0% to 5.0% return from fixed income and a 5.0% to 9.0% rate of return from equities. The overall expected long-term rate of return on Plan assets used was 7.0% for both 2011 and 2010.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of the Company’s pension plan assets at September 30, 2011, by asset category (see Note 16 for definition of Levels), are as follows:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
Separate account— Prudential Large Cap Blend /Victory Fund	$1,354	$—	$1,354	$—
Guaranteed investment contract	$1,727	$—	$—	$1,727

At September 30, 2011, expected benefit payments were as follows (in thousands):

Years ending September 30,
2012	$177
2013	191
2014	223
2015	225
2016	225
2017 to 2021	1,517

$2,558

The Bank expects to contribute at least the minimum required contribution of $190,000 to the Plan during the year ended September 30, 2012.

Savings and Investment Plan

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes a matching contribution equal to 50% of an employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2011 and 2010, amounted to $53,000 and $29,000, respectively.

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2011 and 2010, the loan had a balance of $1,549,000 and $1,567,000, respectively.

The ESOP is accounted for in accordance with the guidance issued by FASB. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $49,000 and $46,000 for the years ended September 30, 2011 and 2010, respectively.

The ESOP shares are summarized as follows:

	September 30,
	2011	2010
Unearned shares	138,381	143,862
Shares committed to be released	4,110	4,110
Shares released	21,922	16,441

Total shares	164,413	164,413

Fair value of unearned shares	$1,121,000	$1,439,000

Note 14—Stock-Based Compensation

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

Under these plans, the Company has granted shares of restricted stock and options to purchase the Company’s common stock as shown in the following table. The fair value of each stock option grant was established at the date of grant using the Black-Scholes option pricing model and the assumptions shown in the following table:

	November 2009	May 2010	January 2011	April 2011	September 2011
Shares of restricted stock	4,150	2,000	3,008	4,150	2,000
Grant date fair value per share	$7.25	$8.35	$9.20	$8.66	$8.10
Number of stock options	8,300	6,000	—	8,300	6,000
Exercise price	$7.25	$8.35	—	$8.66	$8.10
Fair value per option	$2.49	$4.25	—	$4.05	$3.55
Risk free interest rate	3.37%	3.34%	—	3.39%	2.03%
Volatility factor	24.1%	44.5%	—	37.1%	39.1%
Expected life	7 years	7 years	—	7 years	7 years
Dividends	none	none	—	none	none

The Company expenses, in accordance with FASB guidance, the fair value of all options over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods. In the years ended September 30, 2011 and 2010, the Company recorded an expense of $92,000 and $96,000 respectively relating to stock options and $137,000 and $140,000 respectively relating to the restricted stock. The Company recognized approximately $64,000 and $68,000 of income tax benefits resulting from this expense in the years ended September 30, 2011 and 2010, respectively.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2011 and 2010, there were 30,762 and 39,062 stock options, respectively and 5,197 and 14,355 shares of restricted stock, respectively, remaining available for future awards under the Plans. Stock options and restricted stock awarded under the Plans vest over five years, at the rate of 20% per year.

The following is a summary of the status of the Company’s non-vested restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at October 1, 2009	49,361	$10.12
Granted	6,150	$7.61
Vested	(12,940)	$10.12

Non-vested at September 30, 2010	42,571	$9.76
Granted	9,158	$8.72
Vested	(13,370)	$9.89

Non-vested at September 30, 2011	38,359	$9.46

Expected future compensation expense relating to the 38,359 non-vested restricted shares outstanding at September 30, 2011 is $245,000 over a weighted average period of 2.5 years. The following is a summary of stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at October 1, 2009	152,154	$10.12	8.2 years
Granted	14,300	$7.71	10.0 years

Balance at September 30, 2010	166,454	$9.92	7.4 years
Granted	14,300	$8.42	10.0 years
Forfeited	(6,000)	$10.12	10.0 years

Balance at September 30, 2011	174,754	$9.78	6.6 years

Exercisable at September 30, 2011	89,352	$10.07	6.2 years

Shares issued upon exercise of stock options will be issued from treasury stock or from previously unissued shares. As of September 30, 2011, the Company had 192,362 shares of treasury stock. Expected future compensation expense relating to the 174,754 vested and non-vested options outstanding at September 30, 2011 is $177,000 over a weighted average period of 1.6 years.

At September 30, 2011 and 2010, the stock options outstanding had an intrinsic value of $7,000 and $33,000, respectively, and stock options exercisable an intrinsic value of $1,000 at September 30, 2011. At September 30, 2010, the stock options exercisable had no intrinsic value.

Note 15—Commitments and Contingencies

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. The Company has the following outstanding commitments:

	September 30
	2011	2010
	(In thousands)
Commitments to originate loans, expiring in three months or less	$6,819	$8,770
Commitments under homeowners’ equity lending program	8,172	9,087
Commitments under overdraft protection and commercial lines of credit	4,078	2,222

Total	$19,069	$20,079

At September 30, 2011, of the $6,819,000 in outstanding commitments to originate loans, $6,127,000 were at fixed rates ranging from 3.58% to 6.75%, and $692,000 were adjustable rates with initial rates ranging from 3.88% to 6.75%.

At September 30, 2010, of the $8,770,000 in outstanding commitments to originate loans, $2,604,000 were at fixed rates ranging from 3.75% to 6.75%, and $6,165,000 were adjustable rates with initial rates ranging from 3.25% to 7.0%.

At September 30, 2011 and 2010, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $8,172,000 and $9,087,000, respectively. Interest rates are either fixed (ranging from 6.75% to 7.63% at September 30, 2011) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 3.0% to 6.0% at September 30, 2011). At September 30, 2011 and 2010, unused overdraft protection and commercial lines of credits were $4.1 million and $2.2 million, respectively. Unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

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

The Company, in the ordinary course of business, becomes a party to litigation from time to time. In the opinion of management, the ultimate disposition of such litigation is not expected to have a material adverse effect on the financial position or results of operations of the Company.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Fair Value Measurements and Fair Value of Financial Instruments

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

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For financial assets measured at fair value on a recurring (available for sale securities) and non-recurring basis (impaired loans subject to specific valuation allowances), the fair value measurements by level within the fair value hierarchy at September 30, 2011 and 2010 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
September 30, 2011
Securities available for sale:
U.S. Government Agencies	$35,674	$—	$35,674	$—
Corporate bonds	3,805	—	3,805	—
Municipal bonds	1,163	—	1,163	—
Mortgage-backed securities	19,120	—	19,120	—
Impaired loans subject to specific valuation allowances	619	—	—	619

September 30, 2010
Securities available for sale:		$—		$—
U.S. Government Agencies	$38,614		$38,614
Mortgage-backed securities	17,722		17,722

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at September 30, 2011 and 2010:

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitments to Extend Credits. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, was not considered material at September 30, 2011 or 2010.

The carrying amounts and estimated fair values of financial instruments are as follows:

	September 30,
	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets
Cash and cash equivalents	$4,304	$4,304	$3,434	$3,434
Securities available for sale	59,762	59,762	56,336	56,336
Loans held for sale	2,200	2,200	557	557
Loans receivable	178,796	201,770	179,066	201,882
Accrued interest receivable	1,064	1,064	988	988
Financial liabilities
Deposits	194,742	196,191	188,306	196,898
FHLB Advances	34,421	36,980	34,578	38,121
Accrued interest payable	267	267	478	478
Commitments to extend credit	—	—	—	—

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Recent Accounting Pronouncements

The FASB issued guidance (Accounting Standards Update (“ASU”) 2010-20) regarding disclosures about the credit quality of financing receivables including loans and the allowance for credit losses. This guidance requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

In January 2011, the FASB issued guidance (ASU No. 2011-01) which indefinitely deferred disclosures about troubled debt restructurings. In April 2011, the FASB issued guidance (ASU No. 2011-02) which provides additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring within the scope of ASC Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors. ASU 2011-02 changed the effective date of the disclosures from “indefinite” to interim and annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. The adoption of this guidance did not affect the Company’s consolidated financial position or results of operations.

The FASB issued guidance (ASU 2009-16) amending the Accounting Standards Codification to improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This guidance was effective at the start of our fiscal year beginning after October 1, 2010. The adoption of this guidance has not had any impact on the Company’s consolidated financial statements, but may have an impact in future periods.

The FASB issued Accounting Standards Update (ASU) No. 2011-05 Comprehensive Income, which has eliminated the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and will require it be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU will be applied retrospectively for public entities, effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this new standard is not expected to have a material impact on the Company’s consolidated financial statements.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the years ended September 30, 2011 and 2010.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	September 30,
	2011	2010
Assets
Cash and cash equivalents	$356	$81
Investment in Bank	19,339	18,786
Loans receivable	735	1,062
ESOP loan receivable	1,549	1,567
Other assets	270	296

Total assets	$22,249	$21,792

Liabilities and stockholders’ equity
Other liabilities	$34	$36
Stockholders’ equity	22,215	21,756

Total liabilities and stockholders’ equity	$22,249	$21,792

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended September 30,
	2011	2010
Interest income	$194	$211
Equity in income of Bank	323	290

Total income	517	501
Other non-interest expenses	349	416

Income before income tax (benefit)	168	85
Income tax (benefit)	(61)	(81)

Net income	$229	$166

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2011	2010
Cash flows from operating activities:
Net income	$229	$166
Equity in income loss of Bank	(323)	(290)
Decrease (increase) in other assets	26	(102)
(Decrease) increase in other liabilities	(2)	15

Net cash used by operating activities	(70)	(211)

Cash flows from investing activities:
Net decrease in loan receivable	327	412
Decrease in ESOP loan receivable	18	17
Capital contributed to Bank	—	(1,000)

Net cash provided by (used by) investing activities	345	(571)

Net increase (decrease) in cash and cash equivalents	275	(782)
Cash and cash equivalents—beginning of period	81	863

Cash and cash equivalents—end of period	$356	$81

Note 19—Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, and their immediate families (commonly referred to as “related parties”), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-related parties. These persons were indebted to the bank for loans totaling $1,005,000 and $890,000 at September 30, 2011 and 2010, respectively. During the year ended September 30, 2011, $158,000 of new loans were made to and $43,000 of repayments were made by related parties. During the year ended September 30, 2010, no new loans were made and $12,000 of repayments were made.