Form 10-K, Exhibit 13
period 2012-09-30
CMS Bancorp, Inc.
filed 2012-12-28
CIK 1350072

Exhibit 13.1

CMS Bancorp, Inc.

To The Stockholders of CMS Bancorp, Inc.:

Much has changed since our company started this journey in April 2007. During these past years, we’ve experienced a deep recession with a very slow recovery, persistent levels of high unemployment, a steep decline in real estate values, a need to add to loan loss reserves, unusually low interest rates for an extended period of time and increased banking regulations, all of which continue to place heavy burdens on community banks. Despite all the headwinds, we have safely been able to navigate CMS Bancorp, Inc. (the “Company”) to a point where the future for our stockholders, customers and employees is bright.

With the future in mind, on August 10, 2012, we announced the merger of the Company with Customers Bancorp (“Customers”). The merger with Customers, we believe, is good news for our stockholders, customers and employees. Our stockholders will benefit from the earnings potential in Customers’ stock. Our customers will gain access to enhanced products and services, and CMS Bank (the “Bank”) will serve as a platform for Customers’ continued expansion in the Westchester market.

Our Bank will continue to have the same friendly and exceptional service and the same commitment to our community, but with the added resources of a larger banking organization. We will soon be able to offer an expanded array of deposit products, and have a larger lending capacity and mortgage lending services.

In the year ended September 30, 2012, we continued our conservative and prudent growth plan of the bank, as total assets increased from $253.8 million as of September 30, 2011 to $264.7 million as of September 30, 2012, an increase of $10.9 million, or 4.3%. Our loans grew from $178.8 million in 2011 to $201.5 million in 2012, an increase of $22.7 million, or 12.7%, funded primarily from security sales and increases in retail deposits. More importantly, our loan growth occurred in multi-family, non-residential mortgage and commercial sectors of our portfolio.

In 2012, deposits grew from $194.7 at the beginning of the year, to $203.5 million at September 30, 2012, an increase of $8.8 million, or 4.5%. As with loans, the change in the mix of our deposits was significant. We prepaid a high cost brokered certificate of deposit, and our CDARS deposits and replaced them with low cost retail money market deposits and demand deposits, concentrating on developing banking relationships in the business community. Advances from the Federal Home Loan Bank of NY (“FHLB”) increased by $2.7 million, but again, the change in mix was important. In February 2012, we repaid $20 million of high cost FHLB term borrowings and replaced them with less expensive short term borrowings.

In the year ended September 30, 2012, our net interest income increased to $8.3 million, from $7.8 million in 2011, an increase of $539,000, or 6.9%. Despite the continued low interest rate environment, we were able to offset most of the decline in interest income caused by lower market rates through loan growth and changes in the mix of our loan portfolio. Interest expense declined by $672,000 as a result of lower market rates, changes in the mix of our deposits and the early repayment of high cost deposits and borrowings.

As a result of the continued difficult economy, high unemployment and depressed real estate values, we needed to add $891,000 to our allowance for loan losses in 2012. We also realized $782,000 of gains from our investment portfolio in 2012. Our non-interest expense included non-recurring items such as professional fees related to the merger, the cost of converting to a New York savings bank charter and the expense of prepaying high cost borrowings and deposits.

We believe that the future remains bright for our stockholders, customers and employees as the Company looks to leverage the capital, size and profitability of our merger partner Customers.

Thank you to our shareholders for your confidence and support!

John E. Ritacco, President and CEO	William M. Mooney, Jr., Chairman of the Board

Selected Consolidated Financial Information and Other Data

The following information is derived from the audited consolidated financial statements of CMS Bancorp, Inc., (the “Company”). For additional information about the Company and CMS Bank (the “Bank”), please see the detailed presentation contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and footnotes of the Company which are included in this Annual Report.

Selected Financial Condition Data	At September 30,
(in thousands)	2012	2011	2010
Total assets	$264,666	$253,776	$247,385
Loans receivable, net	201,462	178,796	179,066
Investment securities	48,361	59,762	56,336
Cash and cash equivalents	1,841	4,304	3,434
Deposits	203,516	194,742	188,306
FHLB Advances	37,130	34,421	34,578
Stockholders’ equity	21,958	22,215	21,756

Selected Operating Data	Years Ended September 30,
(in thousands, except per share data)	2012	2011	2010
Interest income	$11,320	$11,453	$11,426
Interest expense	2,995	3,667	3,764

Net interest income	8,325	7,786	7,662
Provision for loan losses	891	86	366
Non-interest income	1,159	430	1,029
Non-interest expense	9,407	7,999	8,020
Income tax expense (benefit)	(175)	(98)	139

Net income (loss)	$(639)	$229	$166

Net income (loss) per share	$(0.37)	$0.13	$0.10

Selected Financial Ratios and Other Data	At or for the Years Ended September 30,
	2012	2011	2010
Performance Ratios:
Return on average assets	(0.25)%	0.09%	0.07%
Return on average equity	(2.93)%	1.06%	0.80%
Yield on average interest-earning assets	4.58%	4.79%	5.01%
Net interest rate spread	3.14%	3.01%	3.10%
Net interest margin	3.37%	3.26%	3.36%
Average interest-earning assets to average interest-bearing liabilities	1.19	1.16	1.16

Capital Ratios:
Average stockholders’ equity to average assets	8.60%	8.78%	8.85%
Tier 1 core ratio	7.36%	7.65%	7.60%
Total risk based capital ratio	11.77%	15.45%	17.13%

Asset Quality Ratios:
Allowance for loan losses to gross loans	0.48%	0.67%	0.62%
Non-performing loans to total assets	2.34%	1.70%	1.20%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors including those set forth in Part 1, Item 1—Description of Business—Risk Factors of our Form 10-K for the year ended September 30, 2012, which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	risks associated with the pending merger with Customers Bancorp;

•	changes in interest rates;

•	our allowance for loan losses may not be sufficient to cover actual loan losses;

•	the risk of loss associated with our loan portfolio;

•	lower demand for loans;

•	changes in our asset quality;

•	other-than-temporary impairment charges for investments;

•	the soundness of other financial institutions;

•	changes in liquidity;

•	changes in the real estate market or local economy;

•

operational challenges or increased costs we may experience in the course of full transition to our new regulators as a result of the complete transfer of the OTS’s functions under the Dodd-Frank Act and the subsequent conversion of CMS Bank’s charter to that of a New York state-chartered savings bank;

•	our ability to retain our executive officers and other key personnel;

•	competition in our primary market area;

•	risk of noncompliance with laws and regulations, including changes in laws and regulations to which we are subject;

•	changes in the Federal Reserve’s monetary or fiscal policies;

•	our ability to maintain effective internal controls over financial reporting;

•	the inclusion of certain anti-takeover provisions in our organizational documents;

•	the low trading volume in our stock;

•	recent developments affecting the financial markets, including the actual and threatened downgrade of U.S. government securities; and

•	risks related to use of technology and cybersecurity.

Forward-looking statements speak only as of the date they are made. Any or all of our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events. Based upon changing conditions, should any one or more of the above risks or uncertainties materialize, or should any of our underlying beliefs or assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statement.

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

Despite the challenges of the ever-changing banking and regulatory environment, we have continued to grow our assets through increases in our local deposits, particularly non-interest bearing commercial demand deposits and higher levels of non-residential loan originations. In order to grow and diversify, the Company seeks to continue to increase its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County and the surrounding areas as a means to increase the yield on and diversify its loan portfolio as well as build transactional deposit account relationships. In addition, depending on market conditions, the Company may sell the fixed-rate residential real estate loan originations to a third party in order to diversify its loan portfolio, increase non-interest income and reduce interest rate risk.

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

Pending Merger with Customers Bancorp

On August 10, 2012, the Company announced that it entered into a definitive merger agreement with Customers Bancorp, Inc., headquartered in Wyomissing, Pennsylvania (“Customers”) whereby through a series of transactions, the Company will be merged into Customers, and the Bank will be merged into Customers’ wholly-owned bank subsidiary, Customers Bank, a Pennsylvania state-chartered bank headquartered in Phoenixville, Pennsylvania (the “Merger”). Upon completion of the Merger, Customers will have acquired all outstanding shares of CMS Bancorp’s common stock in exchange for shares of Customers’ common stock. Any fractional shares that result due to this exchange of shares will be paid in cash. As of the date of the merger announcement, the total transaction value is approximately $20.8 million, and the Merger Agreement provides for CMS Bancorp’s stockholders to receive shares of Customers’ voting common stock based upon an exchange ratio determined at the closing of the transaction, with fractional shares to be cashed out. The exchange ratio formula provides that CMS Bancorp stock will be valued at 95% CMS Bancorp’s common stockholders’ equity as of the month end prior to the closing, while Customers’ stock will be valued at 125% of Customers’ modified stockholder equity as of the month end prior to closing. Modified stockholders’ equity is defined as June 30, 2012 common stockholders’ equity plus additions to retained earnings through the month-end prior to closing. If, however, the closing occurs on or after April 30, 2013, the valuation date will be fixed as of March 31, 2013. Shares issued by Customers in capital raises and purchase accounting adjustments from any other acquisitions will not be included in calculating modified stockholders’ equity.

The Merger Agreement has been unanimously approved by CMS Bancorp’s Board of Directors and the transactions contemplated by the Merger Agreement are subject to various conditions including, among other things, (i) approval of the Merger by the holders of a majority of the outstanding shares of CMS Bancorp’s common stock; (ii) the receipt of all required regulatory approvals; (iii) the non-occurrence of any event that has a material adverse effect on CMS Bancorp and its subsidiaries; and (iv) as of the closing date (before giving effect to the Merger), CMS Bancorp and its subsidiaries shall have, on a consolidated basis, nonperforming assets (as defined in the Merger Agreement) less than or equal to $12 million, as well as other conditions to closing that are customary in transactions such as the Merger. In addition, Customers is currently in the process of seeking regulatory approval related to its acquisition of Acacia Federal Savings Bank, headquartered in Falls Church, Virginia (the “Acacia Transaction”). Customers is not required to seek regulatory approval with respect to the Merger until after regulatory approval is received for the Acacia Transaction. Assuming the satisfaction of such conditions, it is currently expected that the Merger will be completed in the first half of calendar year 2013. For additional information about the Merger announcement, see the Company’s Form 8-K and press release exhibit filed with the U.S. Securities and Exchange Commission (“SEC”) on August 10, 2012.

Business Strategy

The Company seeks to differentiate itself from its competition by providing superior, highly personalized and prompt service, local decision making and competitive fees and rates to its customers. Historically, the Bank has been a community-oriented retail savings bank offering residential mortgage loans and traditional deposit products and, to a lesser extent, commercial real estate, small business and consumer loans in Westchester County and the surrounding areas. Subject to the completion of the previously announced pending Merger with Customers Bancorp, the Company has adopted a strategic plan that focuses on growth in the loan portfolio into higher yield multi-family, non-residential, construction and commercial loan markets. The Company’s strategic plan also calls for increasing deposit relationships and broadening its product lines and services. The Company believes that this business strategy complements its existing commitment to high quality customer service.

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

Of particular significance to federal savings associations (as applicable to the Bank prior to June 29, 2012) and savings and loan holding companies such as the Company is that, as a result of regulatory restructuring implementing the Dodd-Frank Act, both the Company and Bank transitioned from the consolidated supervision and regulation jurisdiction of the Office of Thrift Supervision (“OTS”) to the jurisdiction of their current new and separate primary federal regulators for federal savings associations and their holding companies on July 21, 2011. The Bank then subsequently transitioned to the primary state supervision and regulation of the New York State Department of Financial Services (“NYSDFS”) as well as the Federal Deposit Insurance Corporation as the Bank’s federal safety and soundness regulator. For a discussion of the regulation of savings and loan holding companies and New York state-chartered savings banks, as impacted by the Dodd-Frank Act, see the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on December 28, 2012.

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

Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Management’s determination of whether investments, including FHLB stock, are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management’s assessment as to the amount of deferred tax assets that are more likely than not to be realized is based upon future taxable income, which is subject to revision upon receipt of updated information.

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

	At September 30, 2012		For the Year Ended September 30, 2012
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$201,462	5.52%	$187,835	$10,268	5.47%
Securities (2)	48,361	2.27%	51,670	946	1.83%
Other interest-earning assets (3)	4,959	3.68%	7,501	106	1.41%

Total interest-earning assets	254,782	4.87%	247,006	11,320	4.58%

Non-interest earning assets	9,884		6,655

Total assets	$264,666		$253,661

Interest bearing-liabilities:
Demand deposits	$47,365	0.39%	$34,417	184	0.53%
Savings and club accounts	41,791	0.25%	41,652	136	0.33%
Certificates of deposit	86,611	1.41%	103,419	1,592	1.54%
Borrowed money (4)	37,974	2.10%	28,475	1,083	3.80%

Total interest-bearing liabilities	213,741	1.08%	207,963	2,995	1.44%

Non-interest bearing liabilities:
Non-interest bearing deposits	27,749		22,687
Other	1,218		1,188

Total non-interest bearing liabilities	28,967		23,872

Total liabilities	242,708		231,835

Total equity	21,958		21,826

Total liabilities and equity	$264,666		$253,661

Interest rate spread				$8,325	3.14%

Net interest-earning assets/net interest margin	$41,041		$39,043		3.37%

Ratio of interest-earning assets to interest-bearing liabilities				1.19x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Available for sale securities included at fair value.
(3)	Includes stock of the FHLB and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

	For the Year Ended September 30, 2011			For the Year Ended September 30, 2010
	Average Balance	Interest Income Expense	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets
Loans receivable (1)	$178,102	$10,347	5.81%	$174,634	$10,219	5.85%
Securities (2)	53,378	967	1.81%	45,564	1,044	2.29%
Other interest-earning assets (3)	7,555	139	1.84%	8,047	163	2.03%

Total interest-earning assets	239,035	11,453	4.79%	228,245	11,426	5.01%

Non-interest earning assets	6,427			6,892

Total assets	$245,462			$235,137

Interest bearing-liabilities
Demand deposits	$29,997	218	0.73%	$29,801	288	0.97%
Savings and club accounts	41,019	158	0.39%	40,966	159	0.39%
Certificates of deposit	99,610	1,576	1.58%	87,218	1,591	1.82%
Borrowed money (4)	35,894	1,715	4.78%	39,308	1,726	4.39%

Total interest-bearing liabilities	206,520	3,667	1.78%	197,293	3,764	1.91%

Non-interest bearing liabilities:
Non-interest bearing deposits	16,222			13,870
Other	1,178			3,163

Total non-interest bearing liabilities	17,400			17,033

Total liabilities	223,920			214,436

Total equity	21,542			20,811

Total liabilities and equity	$245,462			$235,137

Interest rate spread		$7,786	3.01%		$7,662	3.10%

Net interest-earning assets/net interest margin	$32,515		3.26%	$30,952		3.36%

Ratio of interest-earning assets to interest-bearing liabilities		1.16x			1.16x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.
(3)	Includes stock of the FHLB and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

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

	Year Ended September 30, 2012 Compared to 2011
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$547	$(626)	$(79)
Securities	(31)	10	(21)
Other interest-earning assets	(1)	(32)	(33)

Total interest-earning assets	515	(648)	(133)

Interest-bearing liabilities:
Demand deposits	30	(64)	(34)
Savings and club accounts	2	(24)	(22)
Certificates of deposit	58	(42)	16
Borrowed money	(317)	(315)	(632)

Total interest-bearing liabilities	(227)	(445)	(672)

Net interest income	$742	$(203)	$539

	Year Ended September 30, 2011 Compared to 2010
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$199	$(71)	$128
Securities	162	(239)	(77)
Other interest-earning assets	(9)	(15)	(24)

Total interest-earning assets	352	(325)	27

Interest-bearing liabilities:
Demand deposits	2	(72)	(70)
Savings and club accounts	—	(1)	(1)
Certificates of deposit	209	(224)	(15)
Borrowed money	(157)	146	(11)

Total interest-bearing liabilities	54	(151)	(97)

Net interest income	$298	$(174)	$124

Comparison of Financial Condition at September 30, 2012 to September 30, 2011

Total assets increased by $10.9 million, or 4.3%, to $264.7 million at September 30, 2012 from $253.8 million at September 30, 2011. Increases in loans were funded from cash, securities sales, increases in deposits and FHLB advances.

Cash and cash equivalents decreased by $2.5 million to $1.8 million as of September 30, 2012 from $4.3 million at September 30, 2011.

Securities available for sale decreased by $11.4 million or 19.1% to $48.4 million as of September 30, 2012 from $59.8 million at September 30, 2011 as loan increases were funded from the sale of available for sale securities. Available for sale securities consist principally of notes, bonds and mortgage-backed securities of U.S. Government Agencies, and corporate and municipal bonds.

Loans receivable were $201.5 million and $178.8 million at September 30, 2012 and 2011, respectively, representing an increase of $22.7 million, or 12.7%. The increase in loans resulted principally from additions of $6.9 million of multi-family loans, additions to non-residential mortgage loans of $12.7 million, additions to commercial loans of $8.4 million, net of a reduction in residential real estate mortgage loans of $4.6 million.

The banking industry as a whole has seen increases in loan delinquencies and defaults in recent years. As of September 30, 2012 and September 30, 2011, the Bank had $6.2 million and $4.3 million of non-performing loans, respectively, substantially all of which were in process of foreclosure and have been placed on non-accrual status. At September 30, 2012 and 2011, the Bank had $11.4 million and $7.6 million of loans classified as impaired. At September 30, 2012, $1.5 million of these impaired loans required specific loss allowances totaling $48,000. The remaining $9.9 million of impaired loans did not require specific loss allowances. At September 30, 2011, $1.0 million of impaired loans required specific loss allowances of $379,000. The impaired loans were primarily the result of continued difficult general economic conditions, increased unemployment and continued declines in the local real estate market. As of September 30, 2012 and 2011, the allowance for loan losses was 0.48% and 0.67% of loans outstanding, respectively. The allowance for loan losses contains two components; the specific allowance for impaired loans individually evaluated, and the allowance for loans collectively evaluated for impairment. The specific allowance for loans individually evaluated for impairment was $48,000 at September 30, 2012, compared to $379,000 at September 30, 2011. The decrease of $331,000 was due principally to the write of specific loans against the allowance during the year ended September 30, 2012. The allowance for loans collectively evaluated for impairment was $919,000 at September 30, 2012 compared to $821,000 at September 30, 2011. The increase of $98,000 was the result of changes in the size and mix of the loan portfolio as well as changes in the allowance allocation percentages applied to the loan categories. The allowance allocation, or loss percentages are based on one to five year historical charge offs, adjusted for the trend of losses, current economic conditions including unemployment, real estate markets and other factors. Allowance allocation percentages can also be adjusted for trends as evidenced by the Federal Deposit Insurance Corporation Uniform Bank Performance Report (“UBPR”) loss experience for the Bank’s Peer Group. The weak economy nationally as well as in our primary market area contributed to an increase in the loss experience in the year ended September 30, 2012, and as a result of changes in the mix and volume of the loan portfolio, weak economic conditions, unemployment, declines in real estate values in the Bank’s primary market area, and lower commercial real estate cash flows, $891,000 and $86,000 was provided for loan losses in the years ended September 30, 2012 and 2011, respectively.

Deposits increased by $8.8 million, or 4.5%, from $194.7 million as of September 30, 2011, to $203.5 million as of September 30, 2012, while shifting away from wholesale deposits in favor of retail deposits. Retail deposits grew by $21.8 million while wholesale deposits declined by $13.0 million. The $5.0 million brokered time deposit from fiscal 2011, which was scheduled to mature in 2026 with interest at 3.54% was prepaid during fiscal 2012. The Bank also participates in the Certificate of Deposit Account Registry Service, or “CDARS” network. Under this network, the Bank can transfer deposits into the network (a one way sell transaction), request that the network deposit funds at the Bank (a one way buy transaction), or deposit funds into the network and receive an equal amount of deposits from the network (a reciprocal transfer). The network provides the Bank with an investment vehicle in the case of a one way sell, a liquidity or funding source in the case of a one way buy and the ability to access additional FDIC insurance for customers in the case of a reciprocal transfer. As of September 30, 2012, the Bank had no CDARS deposits.

Retail deposits increased by $21.8 million as a result of continued emphasis on the development of business accounts which resulted in increases in interest bearing demand deposits of $17.9 million and a $10.6 million increase in non-interest bearing demand deposits, net of a $8.3 million decrease in time deposits in the year ended September 30, 2012 compared to 2011. The decrease in time deposits was the result of changing market interest rates.

Stockholders’ equity decreased from $22.2 million at September 30, 2011 to $22.0 million at September 30, 2012 as a result of the loss of $639,000, offset in part by additions to equity resulting from accounting for stock-based compensation and the employee stock ownership plan, or “ESOP” and other comprehensive income.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2012 and 2011

General. The Company had a net loss of $639,000 for the year ended September 30, 2012, compared to net income of $229,000 for the year ended September 30, 2011. Net interest income improved in the year ended September 30, 2012 compared to 2011 by $539,000 or 6.9% due to reductions in interest expense, partially offset by lower interest income. In the year ended September 30, 2012, the Company realized $782,000 in gains on the sale of securities, which did not occur in the year ended September 30, 2011, and recorded a provision for loan losses in 2012 of $891,000, compared to $86,000 in 2011. In the year ended September 30, 2012, the Company incurred expenses of $300,000 in connection with the merger with Customers, $173,000 of expenses relating to the charter conversion and $614,000 of expenses for the early repayment of high cost borrowings and brokered deposits, none of which occurred in 2011.

Interest Income. Total interest income decreased $133,000, or 1.2%, to $11.3 million for the year ended September 30, 2012 compared to the year ended September 30, 2011. The decrease in interest income was due to decreases of $79,000 in interest income from loans, a decrease of $21,000 in interest income from securities and a decrease of $33,000 in interest from other interest-earning assets. Higher interest-earning asset balances contributed a $515,000 increase in total interest income, while the impact of lower yields on interest-earning assets reduced interest income by $648,000.

Interest income from loans decreased by $79,000, or 0.8%, to $10.3 million for the year ended September 30, 2012 compared to the year ended September 30, 2011. The decrease was due to a 34 basis point decrease in the average yields to 5.47% in the 2012 fiscal year from 5.81% in the 2011 fiscal year, reflecting lower market rates, decreases in interest rates on adjustable rate loans and the prepayments of loans in the low interest rate environment, partially offset by an increase in the average balance of loans to $187.8 million in the year ended September 30, 2012 from $178.1 million in the year ended September 30, 2011. The impact of lower yields reduced interest on loans by $626,000, while higher average balances contributed additional interest income of $547,000.

Interest income from securities decreased by $21,000 in the year ended September 30, 2012 compared to the year ended September 30, 2011. The yield on securities rose by 2 basis points, from 1.81% in the year ended September 30, 2011 to 1.83% in the year ended September 30, 2012 as a result of changes in the mix and maturities of the portfolio and short term fluxuations in market rates. The average balance of securities declined from $53.4 million in the year ended September 30, 2011 to $51.7 million in the year ended September 30, 2012 as securities were used to fund loan growth. Higher yields on investments contributed $10,000 of additional interest income, while lower average balances reduced interest income from investments by $31,000 in the year ended September 30, 2012 compared to 2011. Interest income from other interest-earning assets decreased by $33,000 for the year ended September 30, 2012, due to lower interest rates and by the impact of lower average balances. Other interest-earning assets consist of the investment in the FHLB, loans held for sale and cash equivalents.

Interest Expense. Total interest expense decreased by $672,000, or 18.3%, to $3.0 million in the year ended September 30, 2012 compared to $3.7 million in 2011. Interest on demand deposits decreased $34,000 as a result of the impact of lower market interest rates in the 2012 fiscal year, offset in part by the impact of higher average balances which increased by $4.4 million, or 14.7% in the year ended September 30, 2012, compared to 2011. Interest on savings and club accounts decreased by $22,000 as a result of lower market interest rates in the year ended September 30, 2012 compared to 2011. Interest expense on certificates of deposit increased by $16,000 as a result of a $3.8 million increase in the average balance in the year ended September 30, 2012, compared to 2011, net of a reduction in overall market interest rates on certificates of deposit from 1.58% in the year ended September 30, 2011 to 1.54% in 2012. Interest expense on borrowed money decreased by $632,000 in the year ended September 30, 2012 compared to 2011 as a result of prepaying high cost FHLB borrowings and lower market interest rates, as well as a reduction in the average balances borrowed from $35.9 million in the year ended September 30, 2011 to $28.5 million in 2012.

Overall declines in market interest rates and the prepayment of high cost FHLB borrowings reduced the average interest rate on interest-bearing liabilities from 1.78% in the year ended September 30, 2011 to 1.44% in 2012. Of the $672,000 decrease in interest expense, lower interest rates caused interest expense to decrease by $445,000, and changes in the mix of other interest-bearing liabilities caused the expense to decrease by $227,000.

Net Interest Income. Net interest income increased $539,000, or 6.9%, to $8.3 million for the year ended September 30, 2012 from $7.8 million for the year ended September 30, 2011. Increases in average interest-earning assets and lower rates on interest-bearing liabilities in the year ended September 30, 2012 as compared to 2011 were partially offset by increases in the volume of interest-bearing liabilities, and the impact of lower yields on interest-earning assets.

Provision for Loan Losses. The allowance for loan losses was $967,000, or 0.48% of gross loans outstanding, at September 30, 2012 compared to $1.2 million or 0.67% of gross loans outstanding at September 30, 2011. During the year ended September 30, 2012, the Company charged $891,000 to expense to provide for loan losses, and wrote off $1.1 million of loans against the allowance. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. As of September 30, 2012 and September 30, 2011, the Bank had $6.2 million and $4.3 million of non-performing loans, substantially all of which were in process of foreclosure and have been placed on non-accrual status. At September 30, 2012 and 2011, the Bank had $11.4 million and $7.6 million of loans classified as impaired. At September 30, 2012, $1.5 million of these impaired loans required specific loss allowances totaling $48,000. The remaining $9.9 million of impaired loans did not require specific loss allowances. At September 30, 2011, $1.0 million of impaired loans required specific loss allowances of $379,000. The impaired loans were primarily the result of continued difficult general economic conditions, increased unemployment and continued declines in the local real estate market.

There were no recoveries or loans charged off in the year ended September 30, 2011. There were $1.1 million of loans charged off and no recoveries in the years ended September 30, 2012. The weak economy nationally as well as in our primary market area contributed to an increase in the loss experience in the years ended September 30, 2012 and 2011, and as a result of changes in the mix and volume of the loan portfolio, weak economic conditions, unemployment, declines in real estate values in the Bank’s primary market area, and lower commercial real estate cash flows, $891,000 and $86,000 was provided for loan losses in the years ended September 30, 2012 and 2011, respectively. The Bank has allocated the allowance for loan losses among categories of loan types as well as classification status at each period end date.

Non-interest Income. Non-interest income of $1.2 million in the year ended September 30, 2012 included $782,000 of gains on sale of securities, which did not occur in 2011. Gains on sale of loans in the 2011 fiscal year were $256,000, compared to $183,000 in fiscal 2012 due to a lower volume of loans sold.

Non-interest Expenses. Non-interest expenses were $9.4 million for the year ended September 30, 2012 compared to $8.0 million in 2011. Non-interest expense in 2012 included $300,000 of legal fees relating to merger activities, $614,000 in prepayment charges for the early repayment of high cost FHLB borrowings and brokered time deposits and $173,000 for the charter conversion.

Salaries and benefits increased by $206,000, or 4.8%, from $4.3 million in the year ended September 30, 2011 to $4.5 million in the year ended September 30, 2012 as a result of additions to staff including loan officers and an underwriter to support higher loan volumes, higher benefit costs and incentive compensation.

Occupancy and equipment costs increased by $80,000 in the year ended September 30, 2012 compared to the year ended September 30, 2011 as a result of the refurbished and expanded West Harrison branch and higher equipment maintenance and repair costs.

Professional fees were $872,000 in the year ended September 30, 2012 and $547,000 in the year ended September 30, 2011, an increase of $325,000, principally due to merger activities. Higher director fees included the payment of a retainer to the former Chairman of the Board and meeting fees attributable to the services of more directors. The remaining components of non-interest expense were essentially unchanged in the year ended September 30, 2012 compared to 2011.

Income Tax Expense (Benefit). The income tax benefit was $175,000 in the year ended September 30, 2012 compared to $98,000 in 2011. The income tax benefit in the year ended September 30, 2011 includes a reduction in previously recorded tax expense of $177,000 resulting from the change in the Company’s tax year from June 30 to September 30. During the process of converting the Company’s tax year end to coincide with the financial reporting year end, the Company determined that taxes accrued in prior years were overstated by $177,000. The tax expense (benefit) is recorded based on pretax income or (loss), at the statutory rate for federal tax purposes and the higher of the statutory rate or minimum tax rate for state purposes. The effective tax rate in the years ended September 30, 2012 and 2011 was different than the statutory rate as a result of the aforementioned reduction in previously accrued taxes and certain non-taxable income and expense items.

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

The primary goals of the Company’s interest rate management strategy are to determine the appropriate level of risk given the business strategy and then manage that risk so as to reduce the exposure of the Company’s net interest income to fluctuations in interest rates. Historically, the Company’s lending activities have been dominated by one-to-four family real estate mortgage loans, and in more recent periods, such activities have included increases in non-residential real estate mortgage loans, multi-family and secured commercial loans. The primary source of funds has been deposits, FHLB borrowings, CDARS transactions and brokered certificates of deposit, which have substantially shorter terms to maturity than the loan portfolio. As a result, the Company has employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to limiting terms of fixed rate one-to-four-family mortgage loan originations which are retained in the Company’s portfolio, selling most of the one-to-four family mortgage originations in the secondary market and focusing on investments with short and intermediate term maturities and borrowing term funds from the FHLB.

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

Interest Rate Risk

The Company uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the five year period following the current financial statements. The changes in interest income and interest expense due to changes in interest rates reflect the interest rate sensitivity of the Company’s interest-earning assets and interest-bearing liabilities. The table below sets forth the latest available estimated changes in net interest income, as of June 30, 2012, that would result from various basis point changes in interest rates over a 12 month period.

Change in Interest Rates In Basis Points (Rate Shock)	Net Interest Income
	Amount	Dollar Change	Percent Change
	(Dollars in thousands)
300	$9,334	$(203)	-2.13%
200	9,392	(145)	-1.52%
100	9,481	(56)	-0.59%
0	9,537	—	0.0%
-100	9,254	(283)	-2.97%

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

The Company anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2012, the Company had cash and cash equivalents of $1.8 million and available for sale securities of $48.4 million. At September 30, 2012, the Company has outstanding commitments to originate loans of $839,000 and $10.8 million of undisbursed funds from approved lines of credit, including a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2012, totaled $35.3 million. Historically, the Company’s deposit flow history has been that a significant portion of such deposits remain with the Company.

Capital Resources. The Company’s primary sources of funds are deposits, the Certificate of Deposit Account Registry Service, or CDARS network, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances, repayments and maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities repayments are greatly influenced by market interest rates, economic conditions and competition. The Company’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds, available-for-sale securities or cash equivalents and other interest-earning assets. If the Company requires funds beyond its ability to generate them internally, the Company can acquire brokered certificates of deposit, CDARS deposits and draw upon existing borrowing agreements with the FHLB and the Federal Reserve which provide an additional source of funds. At September 30, 2012 and 2011, the Company had $37.1 million and $34.4 million of advances from the FHLB, respectively, CDARS deposits of none and $8.0 million, respectively, and brokered deposits of none and $5 million, respectively.

In the year ended September 30, 2012, net cash used for operating activities was $1.3 million, compared to of $1.9 million in 2011. In the years ended September 30, 2012 and 2011, the net loss of $639,000 and net income of $229,000, respectively, included non-cash expenses (consisting of depreciation, amortization, provision for loan losses, deferred taxes and stock-based compensation) of $2.4 million and $833,000, respectively. Loans originated for resale used $226,000 and $1.6 million of cash in 2012 and 2011, respectively.

In the year ended September 30, 2012, investing activities used $12.7 million of cash, compared to $3.4 million in 2011. In the year ended September 30, 2012, net securities investment activities provided $11.9 million of cash compared to $3.4 million of cash used in 2011. Net loan activities provided $91,000 of cash in the year ended September 30, 2011 compared to 2012 where net loan activities used $23.7 million of cash. Additions to premises and equipment used $734,000 and $158,000 of cash in the years ended September 30, 2012 and 2011, respectively.

Net cash provided by financing activities was $11.6 million and $6.2 million in the years ended September 30, 2012 and 2011, respectively. In the 2012 and 2011 fiscal years, increases in deposits provided $8.8 million and $6.4 million of cash, respectively.

The Company has a borrowing agreement with the FHLB, of which $37.1 million was in use at September 30, 2012. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loans and securities pledged as collateral.

The following table sets forth the Bank’s capital position at September 30, 2012, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$20,431	11.77%	$	≥13,886	≥8.00%	$	≥17,358	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	19,464	11.21		—	—		≥10,415		≥6.00
Core (Tier 1) capital (to total adjusted assets)	19,464	7.36		≥10,572	≥4.00		≥13,215		≥5.00
Tangible capital (to total adjusted assets)	19,464	7.36		≥3,965	≥1.50		—		—

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

See Note 18 to the Consolidated Financial Statements for a summary of recent accounting pronouncements.

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statements of financial condition of CMS Bancorp, Inc. and subsidiaries (collectively the “Company”) as of September 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiaries as of September 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Clark, New Jersey

December 28, 2012

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2012	2011
	(Dollars in thousands, except per share data)
ASSETS
Cash and amounts due from depository institutions	$1,340	$717
Interest-bearing deposits	501	3,587

Total cash and cash equivalents	1,841	4,304
Securities available for sale	48,361	59,762
Loans held for sale	2,426	2,200
Loans receivable, net of allowance for loan losses of $967 and $1,200, respectively	201,462	178,796
Premises and equipment	3,054	2,748
Federal Home Loan Bank of New York stock, at cost	2,032	1,904
Accrued interest receivable	1,006	1,064
Other assets	4,484	2,998

Total assets	$264,666	$253,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$203,516	$194,742
Advances from Federal Home Loan Bank of New York	37,130	34,421
Advance payments by borrowers for taxes and insurance	844	774
Other liabilities	1,218	1,624

Total liabilities	242,708	231,561

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, authorized shares: 7,000,000; shares issued: 2,055,165; shares outstanding: 1,862,803	21	21
Additional paid-in capital	18,728	18,494
Retained earnings	6,101	6,740
Treasury stock, 192,362 shares	(1,660)	(1,660)
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(1,343)	(1,398)
Accumulated other comprehensive income	111	18

Total stockholders’ equity	21,958	22,215

Total liabilities and stockholders’ equity	$264,666	$253,776

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2012	2011
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$10,268	$10,347
Securities, taxable	946	967
Other interest-earning assets	106	139

Total interest income	11,320	11,453

Interest expense:
Deposits	1,912	1,952
Mortgage escrow funds	31	28
Borrowings, short-term	23	—
Borrowings, long-term	1,029	1,687

Total interest expense	2,995	3,667

Net interest income	8,325	7,786
Provision for loan losses	891	86

Net interest income after provision for loan losses	7,434	7,700

Non-interest income:
Fees and service charges	168	166
Net gain on sale of loans	183	256
Net gain on sale and call of securities	782	—
Other	26	8

Total non-interest income	1,159	430

Non-interest expenses:
Salaries and employee benefits	4,459	4,253
Net occupancy	1,238	1,191
Equipment	762	729
Professional fees	872	547
Advertising	69	90
Federal insurance premium	209	253
Directors’ fees	268	218
Other insurance	87	80
Bank charges	38	60
Cost of early repayment of borrowings and brokered time deposits	614	—
Charter conversion	173	—
Other	618	578

Total non-interest expenses	9,407	7,999

Income (loss) before income tax (benefit)	(814)	131
Income tax (benefit)	(175)	(98)

Net income (loss)	$(639)	$229

Net income (loss) per common share basic and diluted	$(0.37)	$0.13

Weighted average number of common shares outstanding-Basic and diluted	1,710,121	1,704,757

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended September 30,
	2012	2011
	(Dollars in thousands, except per share data)
Net income (loss)	$(639)	$229

Other comprehensive income (loss):
Gross unrealized holding gains on securities available for sale, net of deferred income tax of $(342,000) and $(61,000), respectively	511	93
Gross unrealized holding gains transferred to income on sale or call of securities, net of deferred income tax of $313,000	(469)	—
Retirement plan, net of deferred income tax of $(33,000) and $93,000, respectively	51	(139)

Other comprehensive income (loss)	93	(46)

Comprehensive income (loss)	$(546)	$183

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2012 and 2011

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance October 1, 2010	$21	$18,272	$6,511	$(1,660)	$(1,452)	$64	$21,756
Net income			229				229
Other comprehensive (loss)						(46)	(46)
ESOP shares committed for release		(6)			54		48
Stock option expense		92					92
Restricted stock award expense		136					136

Balance September 30, 2011	21	18,494	6,740	(1,660)	(1,398)	18	22,215
Net (loss)			(639)				(639)
Other comprehensive income						93	93
ESOP shares committed for release		(12)			55		43
Stock option expense		100					100
Restricted stock award expense		146					146

Balance September 30, 2012	$21	$18,728	$6,101	$(1,660)	$(1,343)	$111	$21,958

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2012	2011
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(639)	$229
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation of premises and equipment	387	355
Amortization and accretion, net	512	234
Provision for loan losses	891	86
Deferred income taxes	53	118
ESOP expense	43	48
Stock option expense	100	92
Restricted stock award expense	146	136
Net gain on sale of securities	(782)	—
Net gain on sale of loans	(183)	(256)
Loans originated for resale	(8,575)	(13,599)
Proceeds from loans sold	8,532	12,212
Decrease (increase) in interest receivable	58	(76)
Increase in other assets	(1,560)	(980)
Decrease in accrued interest payable	(174)	(211)
Decrease in other liabilities	(148)	(293)

Net cash used by operating activities	(1,339)	(1,905)

Cash flows from investing activities:
Proceeds from sale of securities available for sale	23,482	—
Purchases of securities available for sale	(50,242)	(34,432)
Principal repayments, calls and maturities on securities available for sale	38,647	31,018
Net (increase) decrease in loans receivable	(23,702)	91
Additions to premises and equipment	(734)	(158)
(Purchase) redemption of FHLB stock	(128)	52

Net cash used by investing activities	(12,677)	(3,429)

Cash flows from financing activities:
Net increase in deposits	8,774	6,436
Net increase in short-term advances from Federal Home Loan Bank of N.Y.	17,300	—
Proceeds of long-term advances from Federal Home Loan Bank of N.Y.	5,575	—
Repayment of long-term advances from Federal Home Loan Bank of N.Y.	(20,166)	(157)
Net increase (decrease) in payments by borrowers for taxes and insurance	70	(75)

Net cash provided by financing activities	11,553	6,204

Net increase (decrease) in cash and cash equivalents	(2,463)	870
Cash and cash equivalents-beginning	4,304	3,434

Cash and cash equivalents-ending	$1,841	$4,304

Supplemental information
Cash paid during the period for
Interest	$3,169	$3,878

Income taxes	$10	$118

See notes to consolidated financial statements.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Principles of Consolidation

The consolidated financial statements include the accounts of CMS Bancorp, Inc. (the “Company”) and its wholly owned subsidiary, CMS Bank (the “Bank”). The Company’s business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified in the consolidated financial statements to conform to the current presentation.

Note 2—Description of Business, Nature of Operations and Pending Merger

The Bank was originally chartered in 1887 as Community Savings and Loan, a New York State-chartered savings and loan association. In 1980, it converted to a New York State-chartered savings bank and changed its name to Community Mutual Savings Bank of Southern New York. In 1983, Community Mutual Savings Bank of Southern New York changed its name to Community Mutual Savings Bank. In 2007, the Bank reorganized to a federally-chartered mutual savings bank and simultaneously converted from a federally-chartered mutual savings bank to a federally-chartered stock savings bank, with the concurrent formation of the Company. The Company, a stock holding company for the Bank, conducted a public offering of its common stock in connection with the conversion. After the 2007 conversion and offering, all of the Bank’s stock became owned by the Company. In June 2012, the Bank completed its conversion from a federally-chartered savings bank to a New York state-chartered savings bank after receiving approval from the New York State Department of Financial Services (“NYSDFS”) and non-objection from the Office of the Comptroller of the Currency (“OCC”), and changed its name to CMS Bank. The Company will continue to be regulated as a savings and loan holding company by the Federal Reserve Bank of Philadelphia as long as the Bank continues to meet the requirements to remain a “qualified thrift lender” under the Home Owners’ Loan Act.

The Bank is a community and customer-oriented retail savings bank offering residential mortgage loans and traditional deposit products and commercial real estate, small business and consumer loans in Westchester County, New York, and the surrounding areas. The Bank also invests in various types of assets, including securities of various government-sponsored enterprises, corporations, municipalities and mortgage-backed securities. The Bank’s revenues are derived principally from interest on loans, interest and dividends received from its investment securities and fees for bank services. The Bank’s primary sources of funds are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities, funds provided by operations and borrowings from the Federal Home Loan Bank of New York (“FHLB”).

On August 10, 2012, the Company announced that it entered into a definitive merger agreement with Customers Bancorp, Inc., headquartered in Wyomissing, Pennsylvania (“Customers”) whereby through a series of transactions, the Company will be merged into Customers, and the Bank will be merged into Customers’ wholly-owned bank subsidiary, Customers Bank, a Pennsylvania state-chartered bank headquartered in Phoenixville, Pennsylvania (the “Merger”). Upon completion of the Merger, Customers will have acquired all outstanding shares of CMS Bancorp’s common stock in exchange for shares of Customers’ common stock. Any fractional shares that result due to this exchange of shares will be paid in cash. The total transaction value, as calculated on the date of the merger announcement, is approximately $20.8 million. The Merger Agreement provides for CMS Bancorp’s stockholders to receive shares of Customers’ voting common stock based upon an exchange ratio determined at the closing of the transaction, with fractional shares to be cashed out. The exchange ratio formula provides that CMS Bancorp stock will be valued at 95% CMS Bancorp’s common stockholders’ equity as of the month end prior to the closing, while Customers’ stock will be valued at 125% of Customers’ modified stockholder equity as of the month end prior to closing. Modified stockholders’ equity is defined as June 30, 2012 common stockholders’ equity plus additions to retained earnings through the month-end prior to

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

closing. If, however, the closing occurs on or after April 30, 2013, the valuation date will be fixed as of March 31, 2013. Shares issued by Customers in capital raises and purchase accounting adjustments from any other acquisitions will not be included in calculating modified stockholders’ equity.

The Merger Agreement has been unanimously approved by CMS Bancorp’s Board of Directors and the transactions contemplated by the Merger Agreement are subject to various conditions including, among other things, (i) approval of the Merger by the holders of a majority of the outstanding shares of CMS Bancorp’s common stock; (ii) the receipt of all required regulatory approvals; (iii) the non-occurrence of any event that has a material adverse effect on CMS Bancorp and its subsidiaries; and (iv) as of the closing date (before giving effect to the Merger), CMS Bancorp and its subsidiaries shall have, on a consolidated basis, nonperforming assets (as defined in the Merger Agreement) less than or equal to $12 million, as well as other conditions to closing that are customary in transactions such as the Merger. In addition, Customers is currently in the process of seeking regulatory approval related to its acquisition of Acacia Federal Savings Bank, headquartered in Falls Church, Virginia (the “Acacia Transaction”). Customers is not required to seek regulatory approval with respect to the Merger until after regulatory approval is received for the Acacia Transaction. Assuming the satisfaction of such conditions, it is currently expected that the Merger will be completed in the first half of calendar year 2013. For additional information about the Merger announcement, see the Company’s Form 8-K and press release exhibit filed with the U.S. Securities and Exchange Commission (“SEC”) on August 10, 2012.

Note 3—Summary of Significant Accounting Policies

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

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the potential impairment of FHLB stock, the determination of other-than-temporary impairment on securities, and the assessment of whether deferred taxes are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company follows Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This guidance sets forth the period after the balance sheet date during which management of the reporting entity should evaluate events or transactions that occur for potential recognition in the financial statements. This guidance identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred after September 30, 2012 and through the date these consolidated financial statements were issued.

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

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level to or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income (loss).

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The classes described below, which are based on the Federal Thrift Financial Report classifications, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the reporting class level. A historical charge-off factor is calculated utilizing a rolling one year to five year average. In addition, the UBPR Peer Group charge-off factor is determined.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as delinquency, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s Senior Lending Officer is responsible for the timely and accurate risk rating of the loans in the portfolios at origination and on an ongoing basis. The Bank has an experienced outsourced Loan Review function that on a quarterly basis, reviews and assesses loans within the portfolio and the adequacy of the Bank’s allowance for loan losses. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard or Doubtful on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal Home Loan Bank of New York Stock

The Company’s required investment in the common stock of the FHLB is carried at cost as of September 30, 2012 and 2011.

Management periodically evaluates this common stock for impairment based on assessment of the ultimate recoverability of the cost of the stock rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost of the stock is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB, and (4) the liquidity position of the FHLB. Management believes no impairment charge was necessary related to the FHLB stock as of September 30, 2012 or 2011.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company follows the FASB’s guidance regarding accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of this guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2012 and 2011. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2012 and 2011. The tax years subject to examination by the taxing authorities are the years ended September 30, 2011, and December 31, 2010 and 2009.

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

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing the net income by the weighted average number of shares of common stock outstanding. Outstanding stock options were antidilutive and were therefore excluded from common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and diluted net income per share until they are committed to be released.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

Note 4—Securities Available for Sale

Securities available for sale as of September 30, 2012 and 2011 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2012
U.S. Government Agencies:
Due after five but within ten years	$18,981	$78	$—	$19,059
Due after ten years but within fifteen years	5,000	29	—	5,029
Corporate bonds due after five years but within ten years	4,404	195	—	4,599

Municipal bonds:
Due after five years but within ten years	3,765	127	—	3,892
Mortgage-backed securities	15,409	373	—	15,782

	$47,559	$802	$—	$48,361

September 30, 2011
U.S. Government Agencies:
Due after one but within five years	$15,231	$192	$4	$15,419
Due after five years but within ten years	16,307	6	60	16,253
Due after ten years but within fifteen years	4,002	—	—	4,002
Corporate bonds due after five years but within ten years	3,664	141	—	3,805

Municipal bonds:
Due after five years but within ten years	246	—	—	246
Due after ten years but within fifteen years	884	33	—	917
Mortgage-backed securities	18,697	423	—	19,120

	$59,031	$795	$64	$59,762

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no securities with unrealized losses at September 30, 2012. The age of unrealized losses and fair value of related securities available for sale at September 30, 2011 were as follows:

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

There were no sales of securities available for sale during the year ended September 30, 2011. During the year ended September 30, 2012, the Company sold available for sale securities with a carrying value of $23.5 million, and recognized gross gains of $782,000 on such sales.

Note 5—Loans Receivable

	September 30,
	2012	2011
	(In thousands)
Real estate:
One-to-four-family	$96,449	$101,064
Multi-family	21,220	14,283
Non-residential	43,361	30,674
Construction	398	309
Home equity and second mortgages	10,111	10,905

	171,539	157,235
Commercial	30,618	22,207
Consumer	83	90

Total Loans	202,240	179,532
Allowance for loan losses	(967)	(1,200)
Net deferred loan origination fees and costs	189	464

	$201,462	$178,796

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends and Federal Deposit Insurance Corporation Uniform Bank Performance Report (“UBPR”) loss experience for the Bank’s Peer Group are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

The classes described below, which are based on the Federal Thrift Financial Report classifications, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the reporting class level. A historical charge-off factor is calculated utilizing one year to five year averages, depending on the trend of losses and other factors. In addition, the UBPR Peer Group charge-off factor is determined. The Bank uses Bank specific charge-off experience adjusted for recent loss trends and economic conditions as well as Peer Group charge-off experience to establish its historical charge-off factor.

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

An allowance for loan losses is maintained at a level that represents management’s best estimate of losses known and inherent in the loan portfolio that are both probable and reasonably estimable. The allowance is decreased by loan charge-offs, increased by subsequent recoveries of loans previously charged off, and then adjusted, via either a charge or credit to operations, to an amount determined by management to be necessary. Loans or portions thereof are charged off when, after collection efforts are exhausted, they are determined to be uncollectible. Management of the Company, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume inherent in its loan activities, along with the general economic and real estate market conditions. The total of the two components represents the Bank’s ALLL. The Company utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Management uses a six category internal risk rating system to monitor the credit quality of the overall loan portfolio that generally follows bank regulatory definitions. Pass graded loans are considered to have average or better than average risk characteristics. They demonstrate satisfactory debt service capacity and coverage along with a generally stable financial position. These loans are performing in accordance with the terms of their loan agreement. The Watch category, a non bank regulatory category, includes assets that, while performing, demonstrate above average risk through a pattern of declining earnings trends, strained cash flow, increasing leverage, and/or weakening market fundamentals. The Special Mention category includes assets that are currently protected but exhibit potential credit weakness or a downward trend which, if not checked or corrected, will weaken the Bank’s asset or inadequately protect the Bank’s position. Loans in the Substandard category have a well-defined weakness that jeopardizes the orderly liquidation of the debt. For loans in this category, normal repayment from the borrower is in jeopardy and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. All loans greater than 90 days past due are considered Substandard. Loans in the Doubtful category have weaknesses inherent in those classified Substandard with the added provision that the weakness makes collection of debt in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable. The portion of any loan that represents a specific allocation of the allowance for loan losses is placed in the special valuation category. Loans that are deemed incapable of repayment where continuance as an active asset of the Bank is not warranted are charged off as a Loss. The classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off the asset even though partial recovery may be achieved in the future.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as delinquency, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s Senior Lending Officer is responsible for the timely and accurate risk rating of the loans in the portfolios at origination and on an ongoing basis. The Bank has an experienced outsourced Loan Review function that on a quarterly basis, reviews and assesses loans within the portfolio and the adequacy of the Bank’s allowance for loan losses. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard or Doubtful on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes the primary segments of the loan portfolio, including net deferred loan origination fees and costs, as of September 30, 2012 and 2011:

September 30, 2012	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Real estate:
One-to-four-family	$10,797	$85,742	$96,539
Multi-family	—	21,241	21,241
Non-residential	—	43,401	43,401
Construction	—	398	398
Home equity and second mortgages	619	9,502	10,121

	11,416	160,284	171,700
Commercial	15	30,631	30,646
Consumer	—	83	83

Total	$11,431	$190,998	$202,429

September 30, 2011	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Real estate:
One-to-four-family	$6,841	$94,486	$101,327
Multi-family	—	14,319	14,319
Non-residential	—	30,753	30,753
Construction	—	310	310
Home equity and second mortgages	672	10,261	10,933

	7,513	150,129	157,642
Commercial	73	22,191	22,264
Consumer	5	85	90

Total	$7,591	$172,405	$179,996

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of September 30, 2012 and 2011:

September 30, 2012	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Real estate:
One-to-four-family	$1,384	$41	$9,413	$10,797	$10,730
Multi-family	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction	—	—	—	—	—
Home equity and second mortgages	108	7	511	619	605

	1,492	48	9,924	11,416	11,335
Commercial	—	—	15	15	15
Consumer	—	—	—	—	—

Total	$1,492	$48	$9,939	$11,431	$11,350

September 30, 2011	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Real estate:
One-to-four-family	$925	$330	$5,916	$6,841	$6,881
Multi-family	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction	—	—	—	—	—
Home equity and second mortgages	—	—	672	672	660

	925	330	6,588	7,513	7,541
Commercial	73	49	—	73	73
Consumer	—	—	5	5	5

Total	$998	$379	$6,593	$7,591	$7,619

At September 30, 2012 and 2011, the Company had loans in the amount of $11.4 million and $7.6 million, respectively, which were considered to be impaired, of which $1.5 million and $1.0 million, respectively, were subject to specific loss reserves of $48,000 and $379,000, respectively. The average balances of impaired loans outstanding during the years ended September 30, 2012 and 2011 were $10.0 million and $5.9 million, respectively. During the year ended September 30, 2012 and 2011, $178,000 and $227,000, respectively, of interest was collected and recognized on these loans and had all such loans been performing in accordance with their original terms, additional interest income of $461,000 and $182,000, respectively, would have been recognized. The Company is not committed to lend additional funds on these non-accrual loans.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the average recorded investment in impaired loans and related interest income recognized for the years ended September 30, 2012 and 2011:

September 30, 2012	One-to- four- family	Home Equity and Second Mortgages	Commercial	Consumer	Total
	(In thousands)
Average investment in impaired loans	$9,312	$672	$52	$9	$10,045
Interest income recognized on an accrual basis on impaired loans	135	16	—	—	151
Interest income recognized on a cash basis on impaired loans	25	2	—	—	27

September 30, 2011	One-to- four- family	Home Equity and Second Mortgages	Commercial	Consumer	Total
	(In thousands)
Average investment in impaired loans	$5,232	$568	$58	$2	$5,861
Interest income recognized on an accrual basis on impaired loans	168	15	—	—	183
Interest income recognized on a cash basis on impaired loans	41	3	—	—	44

The following table presents the classes of the loan portfolio summarized by the aggregate Pass (including loans graded Watch) and the classified ratings of Special Mention, Substandard and Doubtful within the internal risk rating system as of September 30, 2012 and 2011:

September 30, 2012	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Real estate:
One-to-four-family	$88,137	$—	$8,402	$—	$96,539
Multi-family	20,475	766	—	—	21,241
Non-residential	43,401	—	—	—	43,401
Construction	398	—	—	—	398
Home equity and second mortgages	9,786	—	335	—	10,121

	162,197	766	8,737	—	171,700
Commercial	28,761	1,870	15	—	30,646
Consumer	83	—	—	—	83

Total	$191,041	$2,636	$8,752	$—	$202,429

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2011	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Real estate:
One-to-four-family	$96,294	$454	$4,579	$—	$101,327
Multi-family	14,319	—	—	—	14,319
Non-residential	30,753	—	—	—	30,753
Construction	310	—	—	—	310
Home equity and second mortgages	10,323	212	398	—	10,933

	151,999	666	5,056	—	157,642
Commercial	22,190	—	74	—	22,264
Consumer	85	—	5	—	90

Total	$174,274	$666	$5,056	$—	$179,996

Management further monitors the performance and credit quality of the loan portfolio by analyzing the delinquency aging of the portfolio as determined by the length of time a recorded payment is past due.

The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of September 30, 2012 and 2011:

September 30, 2012	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Non- Accrual	Total Past Due	Total
	(In thousands)
Real estate:
One-to-four-family	$87,715	$1,889	$867	$—	$6,068	$8,824	$96,539
Multi-family	21,241	—	—	—	—	—	21,241
Non-residential	43,401	—	—	—	—	—	43,401
Construction	398	—	—	—	—	—	398
Home equity and second mortgages	9,992	—	—	—	129	129	10,121

	162,747	1,889	867	—	6,197	8,953	171,700
Commercial	30,646	—	—	—	—	—	30,646
Consumer	75	8	—	—	—	8	83

Total	$193,468	$1,897	$867	$—	$6,197	$8,961	$202,429

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2011	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Non- Accrual	Total Past Due	Total
	(In thousands)
Real estate:
One-to-four-family	$96,984	$—	$534	$—	$3,809	$4,343	$101,327
Multi-family	14,319	—	—	—	—	—	14,319
Non-residential	30,753	—	—	—	—	—	30,753
Construction	310	—	—	—	—	—	310
Home equity and second mortgages	10,403	—	124	—	406	530	10,933

	152,769	—	658	—	4,215	4,873	157,642
Commercial	22,192	—	—	—	72	72	22,264
Consumer	60	—	5	6	19	30	90

Total	$175,021	$—	$663	$6	$4,306	$4,975	$179,996

The Company is not committed to lend additional funds on nonaccrual loans at September 30, 2012.

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

The following table summarizes the primary segments of the ALLL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of September 30, 2012 and 2011:

September 30, 2012	ALLL Balance	Collectively Evaluated for Impairment	Individually Evaluated for Impairment
	(In thousands)
Real estate:
One-to-four-family	$625	$584	$41
Multi-family	35	35	—
Non-residential	67	67	—
Construction	3	3	—
Home equity and second mortgages	71	64	7

	801	753	48
Commercial	164	164	—
Consumer	2	2	—

Total	$967	$919	$48

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2011	ALLL Balance	Collectively Evaluated for Impairment	Individually Evaluated for Impairment
	(In thousands)
Real estate:
One-to-four-family	$583	$253	$330
Multi-family	29	29	—
Non-residential	92	92	—
Construction	3	3	—
Home equity and second mortgages	31	31	—

	738	408	330
Commercial	459	410	49
Consumer	3	3	—

Total	$1,200	$821	$379

The following table summarizes activity in the primary segments of the ALLL for the years ended September 30, 2012 and 2011:

September 30, 2012	Balance September 30, 2011	Charge-offs	Recoveries	Provision	Balance September 30, 2012
	(In thousands)
Real estate:
One-to-four-family	$583	$(810)	$—	$852	$625
Multi-family	29	—	—	6	35
Non-residential	92	—	—	(25)	67
Construction	3	—	—	—	3
Home equity and second mortgages	31	(260)	—	300	71

	738	(762)	—	1,133	801
Commercial	459	(50)	—	(245)	164
Consumer	3	(4)	—	3	2

Total	$1,200	$(1,124)	$—	$891	$967

September 30, 2011	Balance September, 30, 2010	Charge-offs	Recoveries	Provision	Balance September 30, 2011
	(In thousands)
Real estate:
One-to-four-family	$610	$—	$—	$(27)	$583
Multi-family	9	—	—	20	29
Non-residential	—	—	—	92	92
Construction	22	—	—	(19)	3
Home equity and second mortgages	48	—	—	(17)	31

	689	—	—	49	738
Commercial	410	—	—	49	459
Consumer	15	—	—	(12)	3

Total	$1,114	$—	$—	$86	$1,200

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective October 1, 2011, the Company adopted Accounting Standards Update (ASU) No. 2011-02, which provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring (“TDR”). A TDR is a loan that has been modified whereby the Bank has agreed to make certain concessions that would otherwise not be granted to a borrower experiencing or expected to experience financial difficulties in order to maximize the ultimate recovery of a loan. The types of concessions granted generally include, but are not limited to interest rate reductions, limitations on the accrued interest charged, term extensions, and deferment of principal. In evaluating whether a restructuring constitutes a TDR, ASU No. 2011-02 requires that a creditor must separately conclude that the restructuring constitutes a concession and the borrower is experiencing financial difficulties. In conjunction with the Bank’s adoption of ASU No. 2011-02, it determined that no loans were TDRs other than those previously considered as such. There were six TDRs during the year ended September 30, 2012. The concessions granted on these loans consisted of interest rate reductions. The following table summarizes the TDR during the year ended September 30, 2012:

	Number of Loans	Recorded Investment Before Modification	Recorded Investment After Modification
	(Dollars in thousands)
One-to-four-family	5	$1,863	$1,934
Commercial	1	$72	$72

A default on a troubled debt restructured loan for purposes of disclosure occurs when a borrower is 90 days past due or a foreclosure or repossession of the applicable collateral has occurred. During the year ended September 30, 2012, two defaults occurred on troubled debt restructured loans that were modified as a TDR within the previous 12 months.

Note 6—Premises and Equipment

	September 30,
	2012	2011
	(In thousands)
Land	$179	$179

Buildings and improvements	1,316	1,316
Accumulated depreciation	(596)	(560)

	720	756

Leasehold improvements	2,515	1,981
Accumulated amortization	(880)	(675)

	1,635	1,306

Furnishings and equipment	2,375	2,215
Accumulated depreciation	(1,855)	(1,708)

	520	507

	$3,054	$2,748

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Accrued Interest Receivable

	September 30,
	2012	2011
	(In thousands)
Loans	$856	$782
Securities	150	282

	$1,006	$1,064

Note 8—Deposits

	September 30,
	2012		2011
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Demand deposits:
Non-interest bearing deposits	$27,749	—	$17,183	—
Interest bearing deposits	47,365	0.39%	29,395	0.71%

	75,114	0.24%	46,578	0.45%
Savings and club deposits	41,791	0.25%	40,284	0.40%
Certificates of deposit	86,611	1.41%	107,880	1.57%

	$203,516	0.74%	$194,742	1.06%

The scheduled maturities of certificates of deposit are as follows:

Years Ending September 30, (In thousands)
2013	$35,329
2014	9,033
2015	4,286
2016	28,154
2017	9,809

$86,611

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $37.1 million and $59.4 million at September 30, 2012 and 2011, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2012	2011
	(In thousands)
Demand deposits	$184	$218
Savings and club deposits	136	158
Certificates of deposit	1,592	1,576

	$1,912	$1,952

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Advances from FHLB

	September 30,
	2012	2011
	(In thousands)
Overnight and short term advances, maturing in October 2012, with interest at 0.39%	$17,300	$—
One year advance, maturing July 12, 2013, with interest payable monthly at 0.34%	5,575	—
Five year advance, maturing August 15, 2012, with interest payable quarterly at 4.78%	—	10,000
Five year advance, maturing August 8, 2012, with interest payable quarterly at 4.81%	—	10,000
Seven year advance, maturing December 29, 2014, with interest payable quarterly at 3.56%	5,000	5,000
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	9,255	9,421

Total	$37,130	$34,421

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

Year Ending September 30, (In thousands)
2013	$23,051
2014	9,079
2015	5,000

$37,130

These FHLB advances are secured by stock of the FHLB in the amount of $2.0 million and $1.9 million at September 30, 2012 and 2011, respectively, and a blanket assignment of qualifying loans and securities.

The Company can borrow on an overnight or a term basis from the FHLB. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loan and securities pledged as collateral.

Note 10—Lease Commitments and Total Rental Expense

The Company leases five locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2012 (in thousands):

Years ending September 30,
2013	$634
2014	648
2015	620
2016	499
2017	503
Thereafter	2,182

$5,086

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total rental expense and related charges for all leases for the years ended September 30, 2012 and 2011 was $749,000 and $701,000, respectively.

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

Retained earnings at September 30, 2012 included approximately $1,981,000 of such bad debt deduction for which federal income taxes of approximately $612,000 have not been provided. In addition, deferred New York State taxes of approximately $369,000 have not been provided on bad debt deductions in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes (benefit) are as follows:

	Years Ended September 30,
	2012	2011
	(In thousands)
Current income tax expense (benefit):
Federal	$(195)	$(211)
State	(33)	(5)

	(228)	(216)

Deferred income tax expense :
Federal	60	96
State	(7)	22

	53	118

	$(175)	$(98)

The following table reconciles the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended September 30,
	2012	Percent of Pretax Loss	2011	Percent of Pretax Loss
	(Dollars in thousands)
Federal income taxes	$(277)	(34.0)%	$45	34.0%
State income taxes, net of federal income tax effect	(26)	(3.2)%	11	8.5%
Non-deductible stock based compensation	28	3.4%	23	17.7%
Non-deductible merger related costs	102	12.5%	—	—%
Reduction of previously recorded taxes	—	—%	(177)	(135.0)
Other items, net	(2)	(0.4)%	—	—%

Effective Income Taxes	$(175)	(21.5)%	$(98)	(74.8)

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2012	2011
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$384	$476
Net operating loss carryfowards	252	—
Deferred rent	71	73
Contribution carryover	—	259
Benefit plan adjustment (Accumulated Other Comprehensive Income)	245	278
Stock based compensation	176	299
Interest income and other	271	145

Total Deferred Tax Assets	1,399	1,530

Deferred tax liabilities:
Accrued pension	288	35
Depreciation	86	124
Unrealized gain on securities available for sale	319	290

Total Deferred Tax Liabilities	693	449

Valuation allowance	—	(259)

Net Deferred Tax Assets Included in Other Assets	$706	$822

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carry forwards are available. Due to the uncertainty of the Company’s ability to realize the benefit of certain deferred tax assets within statutory time limits, the net deferred tax assets were partially offset by a $259,000 valuation allowance at September 30, 2011. That valuation allowance represented 100% of the deferred tax asset related to charitable contribution carry forward. The elimination of the deferred tax asset and related valuation allowance during the year ended September 30, 2012 was due to the expiration of the statutory carry forward period.

At September 30, 2012, the Company had approximately $602,000 of federal and $834,000 of state net operating loss carry forwards available to offset future taxable income for tax reporting purposes. These net operating loss carry forwards were generated during the year ended September 30, 2012 and expire in 2032. At September 30, 2012, there was no valuation allowance against these net operating loss carry forwards. In determining whether or not a valuation allowance was necessary for its federal and state net operating losses, the Company considered a tax planning strategy related to harvesting the $802,000 of unrealized gains in the available for sale security portfolio at September 30, 2012, and considered forecasted earnings and taxable income limited to the twelve months following September 30, 2012.

The Company, in projecting future results, has considered future market growth, forecasted earnings, future taxable income, feasible and permissible tax planning strategies in determining the realizability of deferred tax assets. If the Company was to determine that it would not be able to realize a portion of its net deferred tax asset

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax asset would be charged to earnings in the period such determination was made. Conversely, if the Company was to make a determination that it is more likely than not that the deferred tax assets for which there is a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

Note 12—Comprehensive Income

Total comprehensive income represents the sum of net income and items of “other comprehensive income or loss” that are reported directly in equity on an after tax basis, such as the net unrealized holding gain or loss on securities available for sale and defined benefit pension plan adjustments. The Company has reported its total comprehensive income in the consolidated statements of comprehensive income and changes in stockholders’ equity.

Accumulated other comprehensive income, which is included in stockholders’ equity, consisted of the following:

	September 30,
	2012	2011
	(In thousands)
Net unrealized holding gains on securities available for sale, net of deferred income tax of $(319,000) and $(290,000), respectively	$483	$441
Benefit plan adjustment, net of related deferred taxes of $245,000 and $278,000, respectively	(372)	(423)

	$111	$18

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

defined), and of Tier 1 capital to total assets (as defined). The following table presents a reconciliation of the Bank’s capital based on GAAP and regulatory capital at the dates presented:

	September 30,
	2012	2011
	(In thousands)
GAAP capital:	$19,575	$19,339
Pension liability, net of deferred taxes	372	423
Unrealized (gain) loss on securities available for sale, net of deferred taxes	(483)	(441)

Tier I and tangible capital	19,464	19,321
General valuation allowance	967	822

Total Regulatory Capital	$20,431	$20,143

The following table sets forth the Bank’s capital position, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes				To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in thousands)
September 30, 2012:
Total capital (to risk-weighted assets)	$20,431	11.77%	$	≥13,886	≥	8.00%	$	≥17,358	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	19,464	11.21		—		—		≥10,415	≥6.00
Core (Tier 1) capital (to total adjusted assets)	19,464	7.36		≥10,572	≥	4.00		≥13,215	≥5.00
Tangible capital (to total adjusted assets)	19,464	7.36		≥3,965	≥	1.50		—	—

September 30, 2011:
Total capital (to risk-weighted assets)	$20,143	15.45%	$	≥10,433	≥	8.00%	$	≥13,041	≥10.00%
Core (Tier 1) capital (to risk-weighted assets)	19,321	14.82		—		—		≥7,824	≥6.00
Core (Tier 1) capital (to total adjusted assets)	19,321	7.65		≥10,107	≥	4.00		≥12,634	≥5.00
Tangible capital (to total adjusted assets)	19,321	7.65		≥3,790	≥	1.50		—	—

The Bank continues to meet the requirements to be categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since September 30, 2012 that management believes would change the Bank’s regulatory capital categorization.

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s policy is to fund the Plan annually with at least the minimum contribution deductible and/or allowable for federal income tax purposes. On January 28, 2010, the Board of Directors passed a resolution to suspend the accrual of benefits under the Company’s defined benefit pension plan. The following table sets forth the Plan’s funded status and components of net periodic pension cost:

	September 30,
	2012	2011
	(In thousands)
Change in benefit obligation:
Benefit obligation—beginning of year	$3,687	$3,612
Service cost	—	—
Interest cost	252	247
Actuarial loss (gain)	266	(14)
Benefits paid	(162)	(158)

Benefit obligation—end of year	$4,043	$3,687

Change in plan assets:
Fair value of assets—beginning of year	$3,081	$2,987
Actual return on plan assets	538	(49)
Benefits paid	(162)	(158)
Contributions	700	301

Fair value of assets—end of year	$4,157	$3,081

Reconciliation of funded status:
Accumulated benefit obligation	$4,043	$3,687

Projected benefit obligation	$(4,043)	$(3,687)
Fair value of assets	4,157	3,081

Funded status	$114	$(606)

Prepaid (accrued) pension cost included in other assets (liabilities)	$114	$(606)

The Company expects to recognize approximately $18,000 of net actuarial loss in operations during the year ending September 30, 2013.

	September 30,
	2012	2011
	(In thousands)
Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(617)	$(701)

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years Ended September 30,
	2012	2011
	(Dollars in thousands)
Net periodic pension expense
Service cost	$—	$—
Interest cost	252	247
Expected return on assets	(218)	(206)
Amortization of unrecognized net loss	30	10

Total net periodic pension expense	$64	$51

Valuation assumptions:
Discount rate	6.5%	7.0%
Rate of return on long-term assets	7.0%	7.0%
Salary increase rate	0.0%	0.0%

The Plan assets are invested as follows:

	September 30,
	2012	2011
Separate account—Prudential Large Cap Blend/Victory Fund	43%	44%
Guaranteed insurance funds	57%	56%

	100%	100%

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

The Bank intends to maintain the current asset mix and to seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. It is expected to have a 4.0% to 5.0% return from fixed income and a 5.0% to 9.0% rate of return from equities. The overall expected long-term rate of return on Plan assets used was 7.0% for both 2012 and 2011.

The fair values of the Company’s pension plan assets at September 30, 2012, by asset category (see Note 17 for definition of Levels), are as follows:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
Separate account— Prudential Large Cap Blend /Victory Fund	$1,796	$—	$1,796	$—
Guaranteed investment contract	$2,361	$—	$—	$2,361

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At September 30, 2012, expected benefit payments were as follows (in thousands):

Years ending September 30,
2013	$191
2014	223
2015	225
2016	225
2017	225
2018 to 2022	1,661

$2,750

The Bank does not expect to have any required contributions to the Plan during the fiscal year ending September 30, 2013.

401(k) “Savings and Investment Plan”

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes a matching contribution equal to 50% of an employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2012 and 2011, amounted to $88,000 and $53,000, respectively.

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2012 and 2011, the loan had a balance of $1,530,000 and $1,549,000, respectively.

The ESOP is accounted for in accordance with the guidance issued by FASB. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.

As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $43,000 and $48,000 for the years ended September 30, 2012 and 2011, respectively.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The ESOP shares are summarized as follows:

	September 30,
	2012	2011
Unearned shares	134,271	138,381
Shares committed to be released	4,110	4,110
Shares released	26,032	21,922

Total shares	164,413	164,413

Fair value of unearned shares	$1,074,000	$1,439,000

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

Under the Plans, the Company has granted shares of restricted stock and options to purchase the Company’s common stock as shown in the following table. The fair value of each stock option grant was established at the date of grant using the Black-Scholes option pricing model and the assumptions shown in the following table:

	January 2011	April 2011	September 2011	September 2012	September 2012
Shares of restricted stock	3,008	4,150	2,000	4,519	1,500
Grant date fair value per share	$9.20	$8.66	$8.10	$8.04	$8.00
Number of stock options	—	8,300	6,000	16,000	6,000
Exercise price	$—	$8.66	$8.10	$8.04	$8.00
Fair value per option	$—	$4.05	$3.55	$4.85	$4.72
Risk free interest rate	—%	3.39%	2.03%	1.62%	1.69%
Volatility factor	—%	37.1%	39.1%	61.2%	58.8%
Expected life	—	7 years	7 years	7 years	7 years
Dividends	—	none	none	none	none

The Company expenses, in accordance with FASB guidance, the fair value of all options over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods. In the years ended September 30, 2012 and 2011, the Company recorded an expense of $100,000 and $92,000 respectively relating to stock options and $146,000 and $136,000 respectively relating to the restricted stock. The Company recognized approximately $69,000 and $64,000 of income tax benefits resulting from this expense in the years ended September 30, 2012 and 2011, respectively.

As of September 30, 2012 and 2011, there were 19,037 and 30,762 stock options, respectively, and none and 5,197 shares of restricted stock, respectively, remaining available for future awards under the Plans. Stock options and restricted stock awarded under the Plans vest over five years, at the rate of 20% per year.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the status of the Company’s non-vested restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at October 1, 2010	42,571	$9.76
Granted	9,158	$8.72
Vested	(13,370)	$9.89

Non-vested at September 30, 2011	38,359	$9.46
Forfeited	(822)	$10.12
Granted	6,019	8.03
Vested	(15,301)	$9.74

Non-vested at September 30, 2012	28,255	$8.99

Expected future compensation expense relating to the 28,255 non-vested restricted shares outstanding at September 30, 2012 is $152,000 over a weighted average period of 3.4 years.

The following is a summary of stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at October 1, 2010	166,454	$9.92	7.4 years
Granted	14,300	$8.42	10.0 years
Forfeited	(6,000)	10.12	10.0 years

Balance at September 30, 2011	174,754	$9.78	6.6 years
Granted	22,000	8.03	10.0 years
Forfeited	(10,275)	$10.12	5.2 years

Balance at September 30, 2012	186,479	$9.56	6.2 years

Exercisable at September 30, 2012	117,283	$10.07	5.4 years

Shares issued upon exercise of stock options will be issued from treasury stock or from previously unissued shares. As of September 30, 2012, the Company had 192,362 shares of treasury stock. Expected future compensation expense relating to the 186,479 vested and non-vested options outstanding at September 30, 2012 is $221,000 over a weighted average period of 1.2 years.

At September 30, 2012 and 2011, the stock options outstanding had an intrinsic value of $6,000 and $7,000, respectively, and stock options exercisable an intrinsic value of none and $1,000 at September 30, 2012 and 2011, respectively.

Note 16—Commitments and Contingencies

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

The Company has the following outstanding commitments:

	September 30
	2012	2010
	(In thousands)
Commitments to originate loans, expiring in three months or less	$839	$6,819
Commitments under homeowners’ equity lending program	6,633	8,172
Commitments under overdraft protection and commercial lines of credit	4,143	4,078

Total	$11,615	$19,069

At September 30, 2012, all of the $839,000 in outstanding commitments to originate loans were at fixed rates ranging from 4.00% to 4.25%. At September 30, 2011, of the $6,819,000 in outstanding commitments to originate loans, $6,127,000 were at fixed rates ranging from 3.58% to 6.75%, and $692,000 were adjustable rates with initial rates ranging from 3.88% to 6.75%.

At September 30, 2012 and 2011, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $6,633,000 and $8,172,000, respectively. Interest rates are either fixed (ranging from 2.5% to 7.63% at September 30, 2012) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 3.0% to 6.0% at September 30, 2012). At September 30, 2012 and 2011, unused overdraft protection and commercial lines of credits were $4.1 million and $4.1 million, respectively. Unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

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

Note 17—Fair Value Measurements and Fair Value of Financial Instruments

U.S. GAAP has established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2012 and 2011 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
September 30, 2012
Securities available for sale:
U.S. Government Agencies	$24,088	$—	$24,088	$—
Corporate bonds	4,599	—	4,599	—
Municipal bonds	3,892	—	3,892	—
Mortgage-backed securities	15,782	—	15,782	—

September 30, 2012
Securities available for sale:
U.S. Government Agencies	$35,674	$—	$35,674	$—
Corporate bonds	3,805	—	3,805	—
Municipal bonds	1,163	—	1,163	—
Mortgage-backed securities	19,120	—	19,120	—

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For financial assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2012 and 2011 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
September 30, 2012
Impaired loans subject to specific valuation allowances	$1,444	$—	$—	$1,444

September 30, 2011
Impaired loans subject to specific valuation allowances	$619	$—	$—	$619

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs were used to determine fair value:

Impaired loans	Fair value estimate	Valuation techniques	Unobservable input	Range	Weighted average
	(Dollars in thousands)
September 30, 2012	$1,444	Discounted cash flows (1)	Liquidation expenses (2)	-1.46% to -6.47%	-3.24%

September 30, 2011	$619	Appraisal of collateral (1)	Liquidation expenses (2)	-1.33% to -6.95%	-1.96%

(1)	Fair value is generally determined through discounted cash flows or independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable.
(2)	Includes estimated liquidation expenses.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at September 30, 2012 and 2011:

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

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Commitments to Extend Credits. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, was not considered material at September 30, 2012 or 2011.

The carrying amounts and estimated fair values of financial instruments at September 30, 2012 are summarized as follows:

Description	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)
September 30, 2012
Financial assets:
Cash and cash equivalents	$1,841	$1,841	$1,841	$—	$—
Securities available-for-sale	48,361	48,361	—	48,361	—
Loans held for sale	2,426	2,426	—	2,426
Loans receivable	201,462	228,507	—	—	228,507
Accrued interest receivable	1,006	1,006	1,006	—	—
Financial liabilities:
Deposits	203,516	205,054	116,905	88,149	—
FHLB-NY advances	37,130	38,366	—	38,366	—
Accrued interest payable	93	93	93	—	—

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts and estimated fair values of financial instruments at September 30, 2011 are summarized as follows:

Description	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)
September 30, 2011
Financial assets:
Cash and cash equivalents	$4,304	$4,304	$4,304	$—	$—
Securities available-for-sale	59,762	59,762	—	59,762	—
Loans held for sale	2,200	2,200	—	2,200	—
Loans receivable	178,796	201,770	—	—	201,770
Accrued interest receivable	1,064	1,064	1,064	—	—
Financial liabilities:
Deposits	194,742	196,191	86,862	109,329	—
FHLB-NY advances	34,421	36,980	—	36,980	—
Accrued interest payable	267	267	267	—	—

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

Note 18—Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” to indefinitely defer the effective date pertaining to the presentation of reclassification adjustments out of accumulated other comprehensive income provided for in ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. This guidance is not expected to have a material effect on the Company’s consolidated financial statements.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the years ended September 30, 2012 and 2011.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	September 30,
	2012	2011
Assets
Cash and cash equivalents	$337	$356
Investment in Bank	19,575	19,339
Loans receivable	641	735
ESOP loan receivable	1,530	1,549
Other assets	244	270

Total assets	$22,327	$22,249

Liabilities and stockholders’ equity
Other liabilities	$369	$34
Stockholders’ equity	21,958	22,215

Total liabilities and stockholders’ equity	$22,327	$22,249

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended September 30,
	2012	2011
Interest income	$132	$194
Equity in (loss) income of Bank	(146)	323

Provision for loan losses	91	—
Other non-interest expenses	658	349

Income (loss) before income tax (benefit)	(763)	168
Income tax (benefit)	(124)	(61)

Net income (loss)	$(639)	$229

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2012	2011
Cash flows from operating activities:
Net income (loss)	$(639)	$229
Equity in (income) loss of Bank	146	(323)
Provision for loan losses	91	—
(Increase) decrease in other assets	26	26
Increase (decrease) in other liabilities	335	(2)

Net cash used by operating activities	(41)	(70)

Cash flows from investing activities:
Net decrease in loan receivable	3	327
Decrease in ESOP loan receivable	19	18

Net cash provided by investing activities	22	345

Net increase (decrease) in cash and cash equivalents	(19)	275
Cash and cash equivalents—beginning of period	356	81

Cash and cash equivalents—end of period	$337	$356

Note 20—Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, and their immediate families (commonly referred to as “related parties”), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-related parties. These persons were indebted to the bank for loans totaling $837,000 and $1,005,000 at September 30, 2012 and 2011, respectively. During the year ended September 30, 2012, $176,000 of new loans were made to and $344,000 of repayments were made by related parties. During the year ended September 30, 2011, $158,000 of new loans were made and $43,000 of repayments were made.