Form 10-K, Exhibit 13
period 2013-09-30
CMS Bancorp, Inc.
filed 2013-12-23
CIK 1350072

Exhibit 13.1

CMS Bancorp, Inc.

To the Stockholders of CMS Bancorp, Inc.:

On December 20, 2013, we announced our decision to not further extend the termination date of the Agreement and Plan of Merger dated August 10, 2012 by and between CMS Bancorp, Inc. (the “Company”) and Customers Bancorp, Inc. (“Customers”), as amended effective April 22, 2013. As we have informed Customers, the decision of the Company’s Board of Directors to not further extend the Merger Agreement beyond the December 31, 2013 termination date was due to delays in the receipt of regulatory approvals by Customers to purchase the Company and CMS Bank. The Company will proceed to terminate the Merger Agreement in its normal course on December 31, 2013, pursuant to the terms of the Merger Agreement. Once the termination occurs, as an independent company, the Company plans to forge ahead in executing its business strategy to operate the Bank as a well-capitalized, profitable and community-oriented savings bank.

In the year ended September 30, 2013, we continued our conservative and prudent use of the assets and capital of CMS Bank. While total assets decreased from $264.7 million as of September 30, 2012 to $258.3 million as of September 30, 2013, our loans grew from $201.5 million in 2012 to $208.0 million in 2013, an increase of $6.5 million, or 3.2%, funded primarily from security maturities and calls. Our loan growth occurred in multi-family mortgage, non-residential mortgage and commercial sectors of our portfolio which generally carry higher interest rates and shorter maturities than the one-to-four-family component of our loan portfolio. This growth in high quality loans continued during a period of economic uncertainty and marginal demand.

Credit quality issues continue to challenge the banking industry as a whole. However we made significant progress in this area during the year ended September 30, 2013. Our impaired loans declined from $11.4 million at September 30, 2012 to $8.0 million as of September 30, 2013 representing a decrease of $3.4 million, or 29.7%. Loans classified as substandard showed similar improvement decreasing from $8.8 million at September 30, 2012 to $5.2 million as of September 30, 2013. Non-accrual loans declined by $1.4 million or 23.0% to $4.8 million at September 30, 2013 and now represent only 1.85% of total assets. These factors, among others, led to a decrease in the provision for loan losses from $891,000 in the year ended September 30, 2012 to $443,000 in the year ended September 30, 2013.

In a period during which many banks experienced declines in retail deposits, our retail deposits were essentially unchanged during the year ended September 30, 2013 and total deposits rose from $203.5 million as of September 30, 2012 to $212.3 million as of September 30, 2013 as a result of CDARS deposits which were used to reduce advances from the Federal Home Loan Bank of NY (“FHLB”). Retail deposit mix continued to improve with increases in lower cost money market, savings and demand accounts, offset by decreases in higher cost retail time deposits. Advances from the FHLB decreased by $17.2 million during the year ended September 30, 2013 and in fiscal 2014 $9.1 million of high cost long term borrowings from FHLB will mature.

In the year ended September 30, 2013, our net interest income increased to $9.1 million from $8.3 million in 2012, representing an increase of $751,000, or 9.0%. This was due in part to actions we took last year to reduce long term high cost borrowing, our continued emphasis on diversifying the loan portfolio into higher yield, shorter maturity sectors and changes in the interest rate environment. Despite the continued low interest rate environment, we were able to more than offset the decline in interest income caused by lower market rates through loan growth and changes in the mix of our loan portfolio. Lower interest rates reduced our net interest income by $196,000 while changes in volume and mix added $947,000 to net interest income in the year ended September 30, 2013 compared to 2012.

Our non-interest expense decreased by $1.7 million in 2013 from 2012, primarily due to the non-recurrence of items from 2012 which included professional fees related to the merger agreement, the cost of converting to a New York savings bank charter and the expense of prepaying high cost borrowings and deposits and reflected the reimbursement by Customers Bancorp, Inc. of $300,000 for merger agreement related costs in 2013. Exclusive of these items, non-interest expense declined in the year ended September 30, 2013 compared to 2012 by approximately $350,000 due to cost reduction initiatives implemented by management.

As a result of these factors, our net income attributable to common shareholders was $906,000 in the year ended September 30, 2013 compared to a loss of $639,000 in the year ended September 30, 2012. We believe that the future remains bright for our stockholders, customers and employees as the Company looks to leverage the capital, size and profitability that we have achieved this year.

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

Selected Financial Condition Data	At September 30,
(in thousands)	2013	2012	2011
Total assets	$258,255	$264,666	$253,776
Loans receivable, net	207,996	201,462	178,796
Investment securities	40,420	48,361	59,762
Cash and cash equivalents	2,477	1,841	4,304
Deposits	212,312	203,516	194,742
FHLB Advances	19,889	37,130	34,421
Stockholders’ equity	22,735	21,958	22,215

Selected Operating Data	Years Ended September 30,
(in thousands, except per share data)	2013	2012	2011
Interest income	$11,332	$11,320	$11,453
Interest expense	2,256	2,995	3,667

Net interest income	9,076	8,325	7,786
Provision for loan losses	443	891	86
Non-interest income	439	1,159	430
Non-interest expense	7,681	9,407	7,999
Income tax expense (benefit)	452	(175)	(98)

Net income (loss)	939	(639)	229
Preferred stock dividends	33	—	—

Net income (loss) attributable to common shareholders	$906	$(639)	$229

Net income (loss) per common share basic and diluted	$0.52	$(0.37)	$0.13

Selected Financial Ratios and Other Data	At or for the Years Ended September 30,
	2013	2012	2011
Performance Ratios:
Return on average assets	0.36%	(0.25)%	0.09%
Return on average equity	4.04%	(2.93)%	1.06%
Yield on average interest-earning assets	4.44%	4.58%	4.79%
Net interest rate spread	3.37%	3.14%	3.01%
Net interest margin	3.55%	3.37%	3.26%
Average interest-earning assets to average interest-bearing liabilities	1.21	1.19	1.16

Capital Ratios:
Average stockholders’ equity to average assets	8.56%	8.60%	8.78%
Tier 1 core ratio	8.49%	7.36%	7.65%
Total risk based capital ratio	12.91%	11.77%	15.45%

Asset Quality Ratios:
Allowance for loan losses to gross loans	0.44%	0.48%	0.67%
Non-performing loans to total assets	1.85%	2.34%	1.70%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors including those set forth in Part 1, Item 1—Description of Business—Risk Factors of our Form 10-K for the year ended September 30, 2013, which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	risks relating to the pending Merger Agreement with Customers Bancorp, Inc. and collecting the termination fee owed to CMS;

•	changes in interest rates;

•	our allowance for loan losses may not be sufficient to cover actual loan losses;

•	the risk of loss associated with our loan portfolio;

•	lower demand for loans;

•	changes in our asset quality;

•	other-than-temporary impairment charges for investments;

•	the soundness of other financial institutions;

•	changes in liquidity;

•	changes in the real estate market or local economy;

•	operational challenges or increased costs we may experience in the course of full transition to our new regulators as a result of the complete transfer of the OTS’s functions under the Dodd-Frank Act and the subsequent conversion of CMS Bank’s charter to that of a New York state-chartered savings bank;

•	our ability to retain our executive officers and other key personnel;

•	competition in our primary market area;

•	risk of noncompliance with laws and regulations, including changes in laws and regulations to which we are subject;

•	changes in the Federal Reserve’s monetary or fiscal policies;

•	our ability to maintain effective internal controls over financial reporting;

•	the inclusion of certain anti-takeover provisions in our organizational documents;

•	the low trading volume in our stock;

•	recent developments affecting the financial markets, including the actual and threatened downgrade of U.S. government securities; and

•	risks related to use of technology and cybersecurity.

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

Despite the challenges of the ever-changing banking and regulatory environment, we have continued to manage our assets through increases in our local deposits, particularly non-interest bearing commercial demand deposits and higher levels of non-residential loan originations. In order to grow and diversify, the Company seeks to continue to increase its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County and the surrounding areas as a means to increase the yield on and diversify its loan portfolio as well as build transactional deposit account relationships. In addition, depending on market conditions, the Company may sell the fixed-rate residential real estate loan originations to a third party in order to diversify its loan portfolio, increase non-interest income and reduce interest rate risk.

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

Pending Merger Agreement with Customers Bancorp

On August 10, 2012, the Company announced that it entered into a definitive merger agreement (“Merger Agreement”) with Customers Bancorp, Inc. (“Customers”), whereby through a series of transactions, the Company would be merged with and into Customers, and the Bank would be merged into Customers’ wholly-owned bank subsidiary, Customers Bank. On April 24, 2013, the Company and Customers announced an amendment to the Merger Agreement which, among other things, extended from April 30, 2013 to December 31, 2013 the initial date at which, if the merger of the Company with and into Customers has not closed, the Merger Agreement may be terminated, subject to payment of a termination fee by Customers if the reason for failure to close the merger by that date is due to non-receipt of the required regulatory approvals by Customers; however, the termination date may be extended to March 31, 2014 under certain specified circumstances. The Merger Agreement, as amended, also called for a $1.5 million preferred stock investment in the Company by Customers.

On May 22, 2013, the Company and Customers consummated the contemplated investment in the Company by Customers of $1.5 million of the Company’s Preferred Stock, whereby the Company issued and sold 1,500 shares of Series A Preferred Stock to Customers. The issuance price was $1,000.00 per share, for an aggregate purchase price of $1,500,000, less a 3% discount. The shares of Series A Preferred Stock sold to Customers were issued in reliance on an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D, as promulgated by the SEC.

On May 21, 2013, the Company filed a Certificate of Designations (“Certificate”) with the Secretary of State of the State of Delaware establishing the designations, powers, preferences, limitations, restrictions, and relative rights of the Series A Preferred Stock. In accordance with the Certificate, among other terms, the Series A Preferred Stock:

•	consists of 1,500 authorized shares with a par value of $0.01 per share and an original issuance price of $1,000 per share;

•	is designated as “Series A Noncumulative Perpetual Preferred Stock”;

•	is nonvoting and holders shall not have any conversion rights;

•	ranks, with respect to rights on dividends, distributions, liquidation, dissolution and winding up, senior to all classes of the Company’s common stock, $0.01 par value per share, and junior to all the Company’s indebtedness and other non-equity claims on the Company;

•	when and if declared by the Board of Directors of the Company, may pay dividends semi-annually in arrears on June 30 and December 31 of each year at the rate of six percent (6%) per annum. Such dividends are discretionary and noncumulative;

•	provides for optional redemption under certain circumstances at the sole option of the Company; and

•	upon liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to holders of the Company’s capital stock of all classes, before any sums shall be paid or any assets distributed among the holders of the Common Stock, an amount of $1,000 per share, together with any declared but unpaid dividends thereon.

Additional information specific to the Series A Preferred Stock is included in a Form 8-K filed with the SEC on May 24, 2013.

On December 20, 2013, the Company announced its decision to not further extend the termination date of the Merger Agreement, as amended, which had called for a termination date by December 31, 2013 if the contemplated merger of the Company and Customers is not completed by that time. Customers would have had a right to extend the termination date to a later date of March 31, 2014 if certain conditions were satisfied, including that Customers shall have made all regulatory filings that are required to obtain regulatory approval for the purchase of the Company and CMS by December 31, 2013. To date, this condition has not been satisfied and it is our understanding that Customers will not satisfy this condition. As the Company had informed Customers, the decision of the Company’s Board of Directors to not further extend the Merger Agreement beyond the December 31, 2013 termination date was due to delays in the receipt of regulatory approvals by Customers to purchase the Company and CMS. Due to the continued delay and uncertainty in the timing of receipt of regulatory approvals by Customers, the Company determined that not further extending the Merger Agreement, which allows the Merger Agreement to be terminated, is in the Company’s best interest.

On December 20, 2013, Customers issued its own press release announcing termination of the Merger Agreement. The press release contained a misstatement that the Merger Agreement had been terminated by mutual consent of the parties, thereby releasing Customers of its obligation to pay a One Million Dollar ($1,000,000) termination fee to the Company that the parties had specifically previously agreed to if the merger cannot close due to Customers’ failure to receive the required regulatory approvals.

The Company did not waive its right to the termination fee, nor did it agree to any terms of termination with Customers, and views Customers’ attempt to evade its obligation to pay the termination fee as being an intentional breach of the Merger Agreement and demonstrates an absence of good faith. Customers did not have, nor does it currently have, any unilateral right to terminate the Merger Agreement. The Company will proceed to terminate the Merger Agreement in its normal course on December 31, 2013, pursuant to the terms of the Merger Agreement, as amended. Customers’ public misstatements about termination of the Merger Agreement prior to December 31, 2013 by mutual consent, and its non-liability for the $1,000,000 terminate fee owed to the Company, are not only false and misleading, but also will constitute an intentional breach of the Merger Agreement if Customers does not pay the termination fee within the timeframe specified in the Merger Agreement, as amended, in which case the Company may need to initiate litigation to enforce payment by Customers of the termination fee. While the Company believes it will succeed on the merits to collect the termination fee from Customers, litigation is subject to inherent risk, and therefore, the Company’s success as the outcome of litigation cannot be guaranteed. For additional discussion about this risk factor, see Item 1A. Risk Factors of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013, filed with the U.S. Securities and Exchange Commission on December 23, 2013.

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

Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”)

All financial institutions, including the Company and the Bank, continue to experience the impact of major financial reform legislation, known as the Dodd-Frank Act, that was signed into law by the President on July 21, 2010. Among other things, the Dodd-Frank Act impacts the rules governing the provision of consumer financial products and services, and implementation of the many requirements of the legislation requires new mandatory and discretionary rulemakings by numerous federal regulatory agencies over the next several years. Many of the provisions of the Dodd-Frank Act affecting the Company and Bank have effective dates ranging from immediately upon enactment of the legislation to several years following enactment of the Dodd-Frank Act.

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

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the determination of other-than-temporary impairment on securities, and the assessment of whether deferred tax assets are more likely than not to be realized.

Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in market and economic conditions in the Company’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Management’s determination of whether investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management’s assessment as to the amount of deferred tax assets that are more likely than not to be realized is based upon future taxable income, which is subject to revision upon receipt of updated information.

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

	At September 30, 2013		For the Year Ended September 30, 2013
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$207,996	5.23%	$206,957	$10,406	5.03%
Securities (2)	40,420	2.27%	44,715	840	1.88%
Other interest-earning assets (3)	1,857	3.57%	3,773	86	2.28%

Total interest-earning assets	250,273	4.74%	255,445	11,332	4.44%

Non-interest earning assets	7,982		6,238

Total assets	$258,255		$261,683

Interest bearing-liabilities:
Demand deposits	$50,275	0.30%	$48,908	166	0.34%
Savings and club accounts	43,050	0.25%	42,357	106	0.25%
Certificates of deposit	90,499	1.37%	92,541	1,200	1.30%
Borrowed money (4)	21,110	3.45%	27,110	784	2.89%

Total interest-bearing liabilities	204,934	1.09%	210,916	2,256	1.07%

Non-interest bearing liabilities:
Non-interest bearing deposits	28,488		27,606
Other	2,098		756

Total non-interest bearing liabilities	30,586		28,362

Total liabilities	235,520		239,278

Total equity	22,735		22,403

Total liabilities and equity	$258,255		$261,681

Interest rate spread				$9,076	3.37%

Net interest-earning assets/net interest margin	$45,339		$44,529		3.55%

Ratio of interest-earning assets to interest-bearing liabilities				1.21x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Available for sale securities included at fair value.
(3)	Includes stock of the FHLB and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

	For the Year Ended September 30, 2012			For the Year Ended September 30, 2011
	Average Balance	Interest Income Expense	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets
Loans receivable (1)	$187,835	$10,268	5.47%	$178,102	$10,347	5.81%
Securities (2)	51,670	946	1.83%	53,378	967	1.81%
Other interest-earning assets (3)	7,501	106	1.41%	7,555	139	1.84%

Total interest-earning assets	247,006	11,320	4.58%	239,035	11,453	4.79%

Non-interest earning assets	6,655			6,427

Total assets	$253,661			$245,462

Interest bearing-liabilities
Demand deposits	$34,417	184	0.53%	$29,997	218	0.73%
Savings and club accounts	41,652	136	0.33%	41,019	158	0.39%
Certificates of deposit	103,419	1,592	1.54%	99,610	1,576	1.58%
Borrowed money (4)	28,475	1,083	3.80%	35,894	1,715	4.78%

Total interest-bearing liabilities	207,963	2,995	1.44%	206,520	3,667	1.78%

Non-interest bearing liabilities:
Non-interest bearing deposits	22,687			16,222
Other	1,188			1,178

Total non-interest bearing liabilities	23,872			17,400

Total liabilities	231,835			223,920

Total equity	21,826			21,542

Total liabilities and equity	$253,661			$245,462

Interest rate spread		$8,325	3.14%		$7,786	3.01%

Net interest-earning assets/net interest margin	$39,043		3.37%	$32,515		3.26%

Ratio of interest-earning assets to interest-bearing liabilities		1.19x			1.16x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.
(3)	Includes stock of the FHLB and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

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

	Year Ended September 30, 2013 Compared to 2012
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$1,000	$(862)	$138
Securities	(131)	25	(106)
Other interest-earning assets	(67)	47	(20)

Total interest-earning assets	802	(790)	12

Interest-bearing liabilities:
Demand deposits	61	(79)	(18)
Savings and club accounts	2	(32)	(30)
Certificates of deposit	(158)	(234)	(392)
Borrowed money	(50)	(249)	(299)

Total interest-bearing liabilities	(145)	(594)	(739)

Net interest income	$947	$(196)	$751

	Year Ended September 30, 2012 Compared to 2011
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$547	$(626)	$(79)
Securities	(31)	10	(21)
Other interest-earning assets	(1)	(32)	(33)

Total interest-earning assets	515	(648)	(133)

Interest-bearing liabilities:
Demand deposits	30	(64)	(34)
Savings and club accounts	2	(24)	(22)
Certificates of deposit	58	(42)	16
Borrowed money	(317)	(315)	(632)

Total interest-bearing liabilities	(227)	(445)	(672)

Net interest income	$742	$(203)	$539

Comparison of Financial Condition at September 30, 2013 to September 30, 2012

Total assets decreased by $6.4 million, or 2.4%, to $258.3 million at September 30, 2013 from $264.7 million at September 30, 2012. Increases in loans and decreases in FHLB advances were funded by securities maturities and increases in CDARS deposits.

Cash and cash equivalents increased by $636,000 to $2.5 million as of September 30, 2013 from $1.8 million at September 30, 2012.

Securities available for sale decreased by $7.9 million or 16.4% to $40.4 million as of September 30, 2013 from $48.4 million at September 30, 2012 as a result of maturities and calls of available for sale securities. Available for sale securities consist principally of notes, bonds and mortgage-backed securities of U.S. Government Agencies, and corporate and municipal bonds.

Loans receivable were $208.0 million and $201.5 million at September 30, 2013 and 2012, respectively, representing an increase of $6.5 million, or 3.2%. The increase in loans resulted principally from additions of $4.5 million of multi-family mortgage loans, $7.3 million of non-residential mortgage loans, additions to commercial loans of $2.5 million, net of a reduction in residential real estate mortgage loans of $6.3 million.

The banking industry as a whole has seen increases in loan delinquencies and defaults in recent years. As of September 30, 2013 and September 30, 2012, the Bank had $4.8 million and $6.2 million of non-performing loans, respectively, substantially all of which were in process of foreclosure and have been placed on non-accrual status. At September 30, 2013 and 2012, the Bank had $8.0 million and $11.4 million of loans classified as impaired. At September 30, 2013, none of these impaired loans required specific loss allowances. At September 30, 2012, $1.5 million of impaired loans required specific loss allowances of $48,000. The remaining $9.9 million of impaired loans did not require specific loss allowances. The impaired loans were primarily the result of continued difficult general economic conditions, continued unemployment and continued declines in the local real estate market. As of September 30, 2013 and 2012, the allowance for loan losses was 0.44% and 0.48% of loans outstanding, respectively. The allowance for loan losses contains two components; the specific allowance for impaired loans individually evaluated, and the allowance for loans collectively evaluated for impairment. The specific allowance for loans individually evaluated for impairment was none at September 30, 2013, compared to $48,000 at September 30, 2012. The allowance for loans collectively evaluated for impairment was $923,000 at September 30, 2013 compared to $919,000 at September 30, 2012. The allowance allocation, or loss percentages are based on one to five year historical charge offs, adjusted for the trend of losses, current economic conditions including unemployment, real estate markets and other factors. Allowance allocation percentages can also be adjusted for trends as evidenced by the Federal Deposit Insurance Corporation Uniform Bank Performance Report (“UBPR”) loss experience for the Bank’s Peer Group. While the economy nationally as well as in our primary market area has shown signs of improvement during the year ended September 30, 2013, changes in the mix and volume of the loan portfolio, weak economic conditions, unemployment, declines in real estate values in the Bank’s primary market area, and lower commercial real estate cash flows, resulted in provisions for loan losses of $443,000 and $891,000 in the years ended September 30, 2013 and 2012, respectively.

Deposits increased by $8.8 million, or 4.3%, from $203.5 million as of September 30, 2012, to $212.3 million as of September 30, 2013, principally from higher CDARS deposits. Retail deposits declined by $985,000 while CDARS deposits increased by $9.8 million. The $5.0 million brokered time deposit from fiscal 2012, which was scheduled to mature in 2026 with interest at 3.54% was prepaid during fiscal 2012. The Bank participates in the Certificate of Deposit Account Registry Service, or “CDARS” network. Under this network, the Bank can transfer deposits into the network (a one way sell transaction), request that the network deposit funds at the Bank (a one way buy transaction), or deposit funds into the network and receive an equal amount of deposits from the network (a reciprocal transfer). The network provides the Bank with an investment vehicle in the case of a one way sell, a liquidity or funding source in the case of a one way buy and the ability to access additional FDIC insurance for customers in the case of a reciprocal transfer. As of September 30, 2013, the Bank had $9.8 million of CDARS deposits.

Advances from FHLB declined by $17.2 million from $37.1 million at September 30, 2012 to $19.9 million at September 30, 2013. Higher use of less expensive CDARS deposits, and decreases in securities were used to fund the decrease in FHLB advances.

Stockholders’ equity increased from $22.0 million at September 30, 2012 to $22.7 million at September 30, 2013 as a result of net income attributable to common shareholders of $906,000, the $1.5 million sale of preferred stock and by additions to equity resulting from accounting for stock-based compensation and the employee stock ownership plan, or “ESOP”, net of the other comprehensive loss of $1.7 million.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2013 and 2012

General. The Company had net income attributable to common shareholders of $906,000 for the year ended September 30, 2013, compared to net loss of $639,000 for the year ended September 30, 2012. Net interest income improved in the year ended September 30, 2013 compared to 2012 by $751,000 or 9.0% due to reductions in interest expense. In the year ended September 30, 2012, the Company realized $782,000 in gains on the sale of securities, which did not recur in the year ended September 30, 2013, and recorded a provision for loan losses in 2013 of $443,000, compared to $891,000 in 2012. In the year ended September 30, 2012, the Company incurred expenses of $300,000 in connection with the merger agreement with Customers which were reimbursed by Customers during the year ended September 30, 2013. In the year ended September 30, 2012, the Company incurred $173,000 of expenses relating to the charter conversion and $614,000 of expenses for the early repayment of high cost borrowings and brokered deposits, none of which recurred in 2013. Aside from these expense items, non-interest expense decreased by $344,000 in the year ended September 30, 2013 compared to 2012, principally in the area of salaries and benefits.

Interest Income. Total interest income increased $12,000, or 0.1%, to $11.3 million for the year ended September 30, 2013 compared to the year ended September 30, 2012. The increase in interest income was due to an increase of $138,000 in interest income from loans, net of decreases of $126,000 in interest income from securities and other interest-earning assets. Higher interest-earning asset balances contributed to an $802,000 increase in total interest income, while the impact of lower yields on interest-earning assets reduced interest income by $790,000.

Interest income from loans increased by $138,000, or 1.3%, to $10.4 million for the year ended September 30, 2013 compared to the year ended September 30, 2012. The increase was due to an increase in the average balance of loans to $207.0 million in the year ended September 30, 2013 from $187.8 million in the year ended September 30, 2012, partially offset by a 44 basis point decrease in the average yields to 5.03% in the 2013 fiscal year from 5.47% in the 2012 fiscal year, reflecting lower market rates, decreases in interest rates on adjustable rate loans and the prepayments of loans in the low interest rate environment. The impact of lower yields reduced interest on loans by $862,000, while higher average balances contributed additional interest income of $1 million.

Interest income from securities decreased by $106,000 in the year ended September 30, 2013 compared to the year ended September 30, 2012. The yield on securities rose by 5 basis points, from 1.83% in the year ended September 30, 2012 to 1.88% in the year ended September 30, 2013 as a result of changes in the mix and maturities of the portfolio and short term fluctuations in market rates. The average balance of securities declined from $51.7 million in the year ended September 30, 2012 to $44.7 million in the year ended September 30, 2013 as securities were used to fund loan growth. Higher yields on investments contributed $25,000 of additional interest income, while lower average balances reduced interest income from investments by $131,000 in the year ended September 30, 2013 compared to 2012. Interest income from other interest-earning assets decreased by $20,000 for the year ended September 30, 2013, due to the impact of lower average balances, partially offset by higher interest rates caused by changes in the mix of these assets. Other interest-earning assets consist of the investment in the FHLB, loans held for sale and cash equivalents.

Interest Expense. Total interest expense decreased by $739,000, or 24.7%, to $2.3 million in the year ended September 30, 2013 compared to $3.0 million in 2012. Interest on demand deposits decreased $18,000 as a result of the impact of lower market interest rates in the 2013 fiscal year, offset in part by the impact of higher average balances which increased by $14.5 million, or 42.1% in the year ended September 30, 2013, compared to 2012. Interest on savings and club accounts decreased by $30,000 as a result of lower market interest rates in the year ended September 30, 2013 compared to 2012, offset in part by an increase in the average balances of $705,000 in the year ended September 30, 2013 compared to 2013. Interest expense on certificates of deposit decreased by $392,000 as a result of a $10.9 million decrease in the average balance in the year ended September 30, 2013, compared to 2012, and of a reduction in overall market interest rates on certificates of deposit from 1.54% in the year ended September 30, 2012 to 1.30% in 2013. Interest expense on borrowed money decreased by $299,000 in the year ended September 30, 2013 compared to 2012 as a result of prepaying high cost FHLB borrowings during 2012 and lower market interest rates, as well as a reduction in the average balances borrowed from $28.5 million in the year ended September 30, 2012 to $27.1 million in 2013.

Overall declines in market interest rates and the prepayment of high cost FHLB borrowings reduced the average interest rate on interest-bearing liabilities from 1.44% in the year ended September 30, 2012 to 1.07% in 2013. Of the $739,000 decrease in interest expense, lower interest rates caused interest expense to decrease by $594,000, and changes in the mix of other interest-bearing liabilities caused the expense to decrease by $145,000.

Net Interest Income. Net interest income increased $751,000, or 9.0%, to $9.1 million for the year ended September 30, 2013 from $8.3 million for the year ended September 30, 2012. Increases in average interest-earning assets and lower rates on interest-bearing liabilities in the year ended September 30, 2013 as compared to 2012 were partially offset by increases in the volume of interest-bearing liabilities, and the impact of lower yields on interest-earning assets.

Provision for Loan Losses. The allowance for loan losses was $923,000, or 0.44% of gross loans outstanding, at September 30, 2013 compared to $967,000 or 0.48% of gross loans outstanding at September 30, 2012. During the year ended September 30, 2013, the Company charged $443,000 to expense to provide for loan losses, recovered $82,000 of previously written off loans and wrote off $569,000 of loans against the allowance. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. As of September 30, 2013 and September 30, 2012, the Bank had $4.8 million and $6.2 million of non-performing loans, substantially all of which were in process of foreclosure and have been placed on non-accrual status. At September 30, 2013 and 2012, the Bank had $8.0 million and $11.4 million of loans classified as impaired. At September 30, 2013, none of these impaired loans required specific loss allowances. At September 30, 2012, $1.5 million of impaired loans required specific loss allowances of $48,000. The impaired loans were primarily the result of continued difficult general economic conditions, increased unemployment and continued declines in the local real estate market.

The weak economy nationally as well as in our primary market area contributed to an increase in our aggregate loss experience in the years ended September 30, 2013 and 2012, and as a result of changes in the mix and volume of the loan portfolio, weak economic conditions, unemployment, declines in real estate values in the Bank’s primary market area, and lower commercial real estate cash flows, $443,000 and $891,000 was provided for loan losses in the years ended September 30, 2013 and 2012, respectively. The Bank has allocated the allowance for loan losses among categories of loan types as well as classification status at each period end date.

Non-interest Income. Non-interest income of $1.2 million in the year ended September 30, 2012 included $782,000 of gains on sale of securities, which did not occur in 2013. Gains on sale of loans in the 2013 fiscal year were $267,000, compared to $183,000 in fiscal 2012 due to a higher volume of loans sold.

Non-interest Expenses. Non-interest expenses were $7.7 million for the year ended September 30, 2013 compared to $9.4 million in 2012. Non-interest expense in 2012 included $300,000 of legal fees relating to merger agreement activities, $614,000 in prepayment charges for the early repayment of high cost FHLB borrowings and brokered time deposits and $173,000 for the charter conversion, none of which recurred in 2013. Non-interest expense in 2013 included a $300,000 reimbursement of the merger agreement related legal expenses from Customers Bank. Aside from the foregoing, non-interest expenses decreased $344,000 from the prior year.

Salaries and benefits decreased by $320,000, or 7.2%, from $4.5 million in the year ended September 30, 2012 to $4.1 million in the year ended September 30, 2013 as a result of lower employee headcount, lower pension and health plan costs and lower stock based compensation costs in 2013 compared to 2012.

Professional fees were $346,000 in the year ended September 30, 2013 and $872,000 in the year ended September 30, 2012, a decrease of $526,000, principally due to merger agreement activities in 2012 and the reimbursement of $300,000 of the merger agreement related legal expenses from Customers Bank in 2013. The other components of non-interest expense were comparable between the two years.

Income Tax Expense (Benefit). Income tax expense was $452,000 in the year ended September 30, 2013 compared to a benefit of $175,000 in 2012. The tax expense (benefit) is recorded based on pretax income or (loss), at the statutory rate for federal tax purposes and the higher of the statutory rate or minimum tax rate for state purposes. The effective tax rate in the years ended September 30, 2013 and 2012 was different than the statutory rate as a result of certain non-taxable income and expense items, including non-taxable merger related costs and reimbursements.

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

Interest Rate Risk

The Company uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the five year period following the current financial statements. The changes in interest income and interest expense due to changes in interest rates reflect the interest rate sensitivity of the Company’s interest-earning assets and interest-bearing liabilities. The table below sets forth the latest available estimated changes in net interest income, as of June 30, 2013, that would result from various basis point changes in interest rates over a 12 month period.

Change in Interest Rates In Basis Points (Rate Shock)	Net Interest Income
	Amount	Dollar Change	Percent Change
	(Dollars in thousands)
300	$9,502	$(350)	–3.6%
200	9,606	(246)	–2.5%
100	9,739	(113	–1.1%
0	9,852	—	0.0%
–100	9,706	(146)	–1.5%

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

The Company’s primary sources of funds are deposits, the Certificate of Deposit Account Registry Service, or CDARS network, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances, repayments and maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities repayments are greatly influenced by market interest rates, economic conditions and competition. The Company’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds, available-for-sale securities or cash equivalents and other interest-earning assets. If the Company requires funds beyond its ability to generate them internally, the Company can acquire brokered certificates of deposit, CDARS deposits and draw upon existing borrowing agreements with the FHLB and the Federal Reserve which provide an additional source of funds. At September 30, 2013 and 2012, the Company had $19.9 million and $37.1 million of advances from the FHLB, respectively, CDARS deposits of $9.8 million and none, respectively, and no brokered deposits as of either date.

The Company anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2013, the Company had cash and cash equivalents of $2.5 million and available for sale securities of $40.4 million. At September 30, 2013, the Company has outstanding commitments to originate loans of $3.9 million and $11.2 million of undisbursed funds from approved lines of credit, including a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2013, totaled $38.9 million. Historically, the Company’s deposit flow history has been that a significant portion of such deposits remain with the Company.

Capital Resources. In the year ended September 30, 2013, net cash provided by operating activities was $7.7 million, compared to cash used of $1.3 million in 2012. In the years ended September 30, 2013 and 2012, the net income of $939,000 and net loss of $639,000, respectively, included non-cash expenses (consisting of depreciation, amortization, provision for loan losses, deferred taxes and stock-based compensation) of $1.4 million and $2.1 million, respectively. Loans originated for resale provided $2.1 million and used $226,000 of cash in 2013 and 2012, respectively.

In the year ended September 30, 2013, investing activities used $430,000 of cash, compared to $12.7 million used in 2012. In the year ended September 30, 2013, net securities investment activities provided $5.9 million of cash compared to $11.9 million in 2012. Net loan activities used $7.5 million of cash in the year ended September 30, 2013 compared to $23.7 million of cash in 2012.

Net cash used by financing activities was $6.6 million compared to $11.6 million provided by financing activities in the years ended September 30, 2013 and 2012, respectively. In the 2013 and 2012 fiscal years, increases in deposits provided $8.8 million of cash, in each year. In the year ended September 30, 2013, net advances from FHLB used $17.2 million while net advances from FHLB provided $2.7 million in the year ended September 2012. In the year ended September 30, 2013, the Company sold $1.5 million of preferred stock to Customers Bank.

The Company has a borrowing agreement with the FHLB, of which $20.0 million was in use at September 30, 2013. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loans and securities pledged as collateral.

The following table sets forth the Bank’s capital position at September 30, 2013, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$22,869	12.91%	$	≥ 14,176	≥ 8.00%	$	≥ 17,720	≥ 10.00%
Core (Tier 1) capital (to risk-weighted assets)	21,946	12.39		—	—		≥ 10,632	≥ 6.00
Core (Tier 1) capital (to total adjusted assets)	21,946	8.49		≥ 10,342	≥ 4.00		≥ 12,928	≥ 5.00
Tangible capital (to total adjusted assets)	21,946	8.49		≥ 3,878	≥ 1.50		—	—

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

There are currently no recent accounting pronouncements that are considered significant to the Company’s consolidated financial statements.

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statement of financial condition of CMS Bancorp, Inc. and subsidiaries (collectively the “Company”) as of September 30, 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiaries as of September 30, 2013, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLC

Woodbridge, New Jersey

December 23, 2013

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statement of financial condition of CMS Bancorp, Inc. and subsidiaries (collectively the “Company”) as of September 30, 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiaries as of September 30, 2012, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Clark, New Jersey

December 28, 2012

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2013	2012
	(Dollars in thousands, except per share data)
ASSETS
Cash and amounts due from depository institutions	$2,219	$1,340
Interest-bearing deposits	258	501

Total cash and cash equivalents	2,477	1,841
Securities available for sale	40,420	48,361
Loans held for sale	337	2,426
Loans receivable, net of allowance for loan losses of $923 and $967, respectively	207,996	201,462
Premises and equipment	2,742	3,054
Federal Home Loan Bank of New York stock, at cost	1,262	2,032
Accrued interest receivable	954	1,006
Other assets	2,067	4,484

Total assets	$258,255	$264,666

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$212,312	$203,516
Advances from Federal Home Loan Bank of New York	19,889	37,130
Advance payments by borrowers for taxes and insurance	1,221	844
Other liabilities	2,098	1,218

Total liabilities	235,520	242,708

Commitments and Contingencies

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, 1,500 shares issued and outstanding at September 30, 2013 (liquidation preference value $1,000 per share)	—	—
Common stock, $.01 par value, authorized shares: 7,000,000; shares issued: 2,055,165; shares outstanding: 1,862,803	21	21
Additional paid-in capital	20,283	18,728
Retained earnings	7,007	6,101
Treasury stock, 192,362 shares	(1,660)	(1,660)
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(1,288)	(1,343)
Accumulated other comprehensive income (loss)	(1,628)	111

Total stockholders’ equity	22,735	21,958

Total liabilities and stockholders’ equity	$258,255	$264,666

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2013	2012
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$10,406	$10,268
Securities, taxable	840	946
Other interest-earning assets	86	106

Total interest income	11,332	11,320

Interest expense:
Deposits	1,472	1,912
Mortgage escrow funds	52	31
Borrowings, short-term	36	23
Borrowings, long-term	696	1,029

Total interest expense	2,256	2,995

Net interest income	9,076	8,325
Provision for loan losses	443	891

Net interest income after provision for loan losses	8,633	7,434

Non-interest income:
Fees and service charges	159	168
Net gain on sale of loans	267	183
Net gain on sale and call of securities	—	782
Other	13	26

Total non-interest income	439	1,159

Non-interest expenses:
Salaries and employee benefits	4,139	4,459
Net occupancy	1,282	1,238
Equipment	754	762
Professional fees	346	872
Advertising	29	69
Federal insurance premiums	223	209
Directors’ fees	213	268
Cost of early repayment of borrowings and brokered time deposits	—	614
Charter conversion	5	173
Other	690	743

Total non-interest expenses	7,681	9,407

Income (loss) before income tax (benefit)	1,391	(814)
Income tax (benefit)	452	(175)

Net income (loss)	$939	$(639)
Preferred stock dividends	33	—

Net income (loss) attributable to common shareholders	906	(639)

Net income (loss) per common share - basic and diluted	$0.52	$(0.37)

Weighted average number of common shares outstanding:
Basic	1,734,007	1,710,121

Diluted	1,735,252	1,710,121

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended September 30,
	2013	2012
	(Dollars in thousands, except per share data)
Net income (loss)	$939	$(639)

Other comprehensive income (loss):
Gross unrealized holding gains (losses) on securities available for sale, net of deferred income tax of $792,000 and $(342,000), respectively	(1,202)	511
Gross unrealized holding gains transferred to income on sale or call of securities, net of deferred income tax of $313,000	—	(469)
Retirement plan (loss) gain, net of deferred income tax of $361,000 and $(21,000), respectively	(548)	33
Retirement plan amortization, net of deferred income tax of $(7,000) and $(12,000), respectively	11	18

Other comprehensive income (loss)	(1,739)	93

Comprehensive (loss)	$(800)	$(546)

(a)	Net gains on sale of available for sale securities and the related income tax are reflected in the consolidated statement of operations within the net gain on sale of securities and income tax expense (benefit) lines, respectively.

(b)	Retirement plan amortization and related income tax are reflected in the consolidated statement of operations within the salaries and benefits and income tax expense (benefit) lines, respectively.

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2013 and 2012

(Dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance October 1, 2011	$—	$21	$18,494	$6,740	$(1,660)	$(1,398)	$18	$22,215
Net loss				(639)				(639)
Other comprehensive income							93	93
ESOP shares committed for release			(12)			55		43
Stock option expense			100					100
Restricted stock award expense			146					146

Balance September 30, 2012	—	21	18,728	6,101	(1,660)	(1,343)	111	21,958
Net income				939				939
Other comprehensive (loss)							(1,739)	(1,739)
ESOP shares committed for release			(7)			55		48
Stock option expense			53					53
Restricted stock award expense			54					54
Preferred stock dividends				(33)				(33)
Proceeds of sale of preferred stock	—		1,455					1,455

Balance September 30, 2013	$—	$21	$20,283	$7,007	$(1,660)	$(1,288)	$(1,628)	$22,735

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2013	2012
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$939	$(639)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation of premises and equipment	357	387
Amortization and accretion, net	125	512
Provision for loan losses	443	891
Deferred income taxes	314	53
ESOP expense	48	43
Stock option expense	53	100
Restricted stock award expense	54	146
Net gain on sale of securities	—	(782)
Net gain on sale of loans	(267)	(183)
Loans originated for resale	(8,050)	(8,575)
Proceeds from loans sold	10,406	8,532
Decrease in interest receivable	52	58
Decrease (increase) in other assets	3,250	(1,560)
Increase (decrease) in accrued interest payable	37	(174)
Decrease in other liabilities	(50)	(148)

Net cash provided by (used by) operating activities	7,711	(1,339)

Cash flows from investing activities:
Proceeds from sale of securities available for sale	—	23,482
Purchases of securities available for sale	—	(50,242)
Principal repayments, calls and maturities on securities available for sale	5,853	38,647
Net (increase) in loans receivable	(7,525)	(23,702)
Proceeds from sale of other real estate owned	518	—
Additions to premises and equipment	(45)	(734)
Redemption (purchase) of FHLB stock	770	(128)

Net cash used by investing activities	(429)	(12,677)

Cash flows from financing activities:
Net increase in deposits	8,796	8,774
Net (decrease) increase in short-term advances from Federal Home Loan Bank of N.Y.	(12,740)	17,300
Proceeds of long-term advances from Federal Home Loan Bank of N.Y.	1,250	5,575
Repayment of long-term advances from Federal Home Loan Bank of N.Y.	(5,751)	(20,166)
Net increase in payments by borrowers for taxes and insurance	377	70
Proceeds of sale of preferred stock	1,455	—
Dividend on preferred stock	(33)	—

Net cash (used by) provided by financing activities	(6,646)	11,553

Net increase (decrease) in cash and cash equivalents	636	(2,463)
Cash and cash equivalents-beginning	1,841	4,304

Cash and cash equivalents-ending	$2,477	$1,841

Supplemental information
Cash paid during the period for
Interest	$2,219	$3,169
Income taxes	$14	$10
Other:
Other real estate owned acquired in settlement of loans	$518	$—

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

Note 2—Description of Business, Nature of Operations and Pending Merger Agreement with Customers Bancorp, Inc.

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

On August 10, 2012, the Company announced that it entered into a definitive merger agreement (“Merger Agreement”) with Customers Bancorp, Inc. (“Customers”), whereby through a series of transactions, the Company would be merged with and into Customers, and the Bank would be merged into Customers’ wholly-owned bank subsidiary, Customers Bank. On April 24, 2013, the Company and Customers announced an amendment to the Merger Agreement which, among other things, extended from April 30, 2013 to December 31, 2013 the initial date at which, if the merger of the Company with and into Customers has not closed, the Merger Agreement may be terminated, subject to payment of a termination fee by Customers if the reason for failure to close the merger by that date is due to non-receipt of the required regulatory approvals by Customers; however, the termination date may be extended to March 31, 2014 under certain specified circumstances. The Merger Agreement, as amended, also called for a $1.5 million preferred stock investment in the Company by Customers.

On May 22, 2013, the Company and Customers consummated the contemplated investment in the Company by Customers of $1.5 million of the Company’s Preferred Stock, whereby the Company issued and sold 1,500 shares of Series A Preferred Stock to Customers. The issuance price was $1,000.00 per share, for an aggregate purchase price of $1,500,000, less a 3% discount. The shares of Series A Preferred Stock sold to Customers were issued in reliance on an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D, as promulgated by the SEC.

On May 21, 2013, the Company filed a Certificate of Designations (“Certificate”) with the Secretary of State of the State of Delaware establishing the designations, powers, preferences, limitations, restrictions, and relative rights of the Series A Preferred Stock. In accordance with the Certificate, among other terms, the Series A Preferred Stock:

•	consists of 1,500 authorized shares with a par value of $0.01 per share and an original issuance price of $1,000 per share;

•	is designated as “Series A Noncumulative Perpetual Preferred Stock”;

•	is nonvoting and holders shall not have any conversion rights;

•	ranks, with respect to rights on dividends, distributions, liquidation, dissolution and winding up, senior to all classes of the Company’s common stock, $0.01 par value per share, and junior to all the Company’s indebtedness and other non-equity claims on the Company;

•	when and if declared by the Board of Directors of the Company, may pay dividends semi-annually in arrears on June 30 and December 31 of each year at the rate of six percent (6%) per annum. Such dividends are discretionary and noncumulative;

•	provides for optional redemption under certain circumstances at the sole option of the Company; and

•	upon liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to holders of the Company’s capital stock of all classes, before any sums shall be paid or any assets distributed among the holders of the Common Stock, an amount of $1,000 per share, together with any declared but unpaid dividends thereon.

Additional information specific to the Series A Preferred Stock is included in a Form 8-K filed with the SEC on May 24, 2013.

On December 20, 2013, the Company announced its decision to not further extend the December 31, 2013 termination date of the Merger Agreement, as amended. See Note 19—Subsequent Events for information about the current status of the pending Merger Agreement with Customers.

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

Management’s determination of whether investments, including FHLB stock, are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management’s assessment as to the amount of deferred taxes more likely than not to be realized is based upon estimates of future taxable income, which is subject to revision upon receipt of updated information.

The Company follows Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This guidance sets forth the period after the balance sheet date during which management of the reporting entity should evaluate events or transactions that occur for potential recognition in the financial statements. This guidance identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred after September 30, 2013 and through the date these consolidated financial statements were issued.

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

The classes described below, which are based on the Consolidated Reports of Condition and Income (Call Report) classifications, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the reporting class level. A historical charge-off factor is calculated utilizing a rolling one year to five year average. In addition, the UBPR Peer Group charge-off factor is determined. The Bank uses Bank specific charge-off experience adjusted for recent loss trends and economic conditions as well as Peer Group charge-off experience to establish its historical charge-off factor.

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

Federal Home Loan Bank of New York Stock

The Company’s required investment in the common stock of the FHLB is carried at cost as of September 30, 2013 and 2012.

Management periodically evaluates this common stock for impairment based on assessment of the ultimate recoverability of the cost of the stock rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost of the stock is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB, and (4) the liquidity position of the FHLB. Management believes no impairment charge was necessary related to the FHLB stock as of September 30, 2013 or 2012.

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

The Company follows the FASB’s guidance regarding accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of this guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2013 and 2012. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2013 and 2012. The tax years subject to examination by the taxing authorities are the years ended September 30, 2013 and 2012, and December 31, 2011 and 2010.

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

In accordance with FASB’s guidance regarding accounting for defined benefit and other postretirement plans, the Company recognizes the over-funded or under-funded status of the defined benefit pension plans as an asset or liability in the consolidated statement of financial condition, with the changes in the funded status recorded through other comprehensive income (loss) in the year in which the change occurs.

Net Income (Loss) Per Share

Basic net income (loss) per share was computed by dividing the net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Company’s employee stock ownership plan, or “ESOP”. Stock options granted are considered common stock equivalents and are therefore considered in diluted net income per share calculations, if dilutive, using the treasury stock method. 178,179 of the 186,479 stock options outstanding were anti-dilutive and therefore excluded from the computation of diluted net income per share for the year ended September 30, 2013. All outstanding stock options were anti-dilutive and therefore excluded from the computation of diluted net (loss) per share for the year ended September 30, 2012. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and diluted net income per share until they are committed to be released.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

Reclassification

Amounts in the prior year’s financial statements have been reclassified whenever necessary to conform to the current year’s presentation. Such reclassifications had no impact on stockholder’s equity or net income.

Note 4—Securities Available for Sale

Securities available for sale as of September 30, 2013 and 2012 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2013
U.S. Government Agencies:
Due after five but within ten years	$14,990	$—	$760	$14,230
Due after ten years but within fifteen years	5,000	—	404	4,596
Corporate bonds due after five years but within ten years	4,384	—	78	4,306
Municipal bonds:
Due within five years	988	—	8	980
Due after five years but within ten years	2,753	32	38	2,747
Mortgage-backed securities	13,497	203	139	13,561

	$41,612	$235	$1,427	$40,420

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
September 30, 2012
U.S. Government Agencies:
Due after five but within ten years	$18,981	$78	$—	$19,059
Due after ten years but within fifteen years	5,000	29	—	5,029
Corporate bonds due after five years but within ten years	4,404	195	—	4,599

Municipal bonds:
Due after five years but within ten years	3,765	127	—	3,892
Mortgage-backed securities	15,409	373	—	15,782

	$47,559	$802	$—	$48,361

There were no securities with unrealized losses at September 30, 2012. The age of unrealized losses and fair value of related securities available for sale at September 30, 2013 were as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
September 30, 2013
U.S. Government Agencies	$18,826	$1,164	$—	$—	$18,826	$1,164
Corporate bonds	4,306	78			4,306	78
Municipal bonds	2,625	46			2,625	46
Mortgage-backed securities	4,353	139	—	—	4,353	139

	$30,110	$1,427	$—	$—	$30,110	$1,427

When the fair value of security is below its amortized cost, additional analysis is performed to determine whether an other-than-temporary impairment condition exists. Securities are analyzed quarterly for possible other-than-temporary impairment. In addition to the severity of unrealized losses and the length of time such losses have existed, the analysis considers (i) whether the Company has the intent to sell the securities prior to recovery and/or maturity and (ii) whether it is more likely than not that the Company will have to sell the securities prior to recovery and/or maturity. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on the Company’s consolidated financial statements.

The unrealized losses reported on securities at September 30, 2013 relate to four securities issued by U.S. Government Agencies, three Corporate bonds, four Municipal bonds and one Mortgage-backed security. These unrealized losses were due to changes in interest rates.

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of securities available for sale during the year ended September 30, 2013. During the year ended September 30, 2012, the Company sold available for sale securities with a carrying value of $23.5 million, and recognized gross gains of $782,000 on such sales.

Refer to Note 8 for disclosure of pledged securities.

Note 5—Loans Receivable

	September 30,
	2013	2012
	(In thousands)
Real estate:
One-to-four-family	$90,177	$96,449
Multi-family	25,771	21,220
Non-residential	50,655	43,361
Construction	935	398
Home equity and second mortgages	8,169	10,111

	175,707	171,539
Commercial	33,089	30,618
Consumer	103	83

Total Loans	208,899	202,240
Allowance for loan losses	(923)	(967)
Net deferred loan origination fees and costs	20	189

	$207,996	$201,462

The following table summarizes the primary segments of the loan portfolio, including net deferred loan origination fees and costs, as of September 30, 2013 and 2012:

September 30, 2013	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Real estate:
One-to-four-family	$6,693	$83,493	$90,186
Multi-family	—	25,773	25,773
Non-residential	—	50,660	50,660
Construction	—	935	935
Home equity and second mortgages	471	7,699	8,170

	7,164	168,560	175,724
Commercial	873	32,219	33,092
Consumer	—	103	103

Total	$8,037	$200,882	$208,919

September 30, 2012	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Real estate:
One-to-four-family	$10,797	$85,742	$96,539
Multi-family	—	21,241	21,241
Non-residential	—	43,401	43,401
Construction	—	398	398
Home equity and second mortgages	619	9,502	10,121

	11,416	160,284	171,700
Commercial	15	30,631	30,646
Consumer	—	83	83

Total	$11,431	$190,998	$202,429

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of September 30, 2013 and 2012:

September 30, 2013	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Real estate:
One-to-four-family	$—	$—	$6,693	$6,693	$6,658
Multi-family	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction	—	—	—	—	—
Home equity and second mortgages	—	—	471	471	462

	—	—	7,164	7,164	7,120
Commercial	—	—	873	873	873
Consumer	—	—	—	—	—

Total	$—	$—	$8,037	$8,037	$7,993

September 30, 2012	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Real estate:
One-to-four-family	$1,384	$41	$9,413	$10,797	$10,730
Multi-family	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction	—	—	—	—	—
Home equity and second mortgages	108	7	511	619	605

	1,492	48	9,924	11,416	11,335
Commercial	—	—	15	15	15
Consumer	—	—	—	—	—

Total	$1,492	$48	$9,939	$11,431	$11,350

The following table presents the average recorded investment in impaired loans and related interest income recognized for the years ended September 30, 2013 and 2012:

September 30, 2013	One-to- four- family	Home Equity and Second Mortgages	Commercial	Consumer	Total
	(In thousands)
Average investment in impaired loans	$9,165	$558	$175	$10	$9,908
Interest income recognized on an accrual basis on impaired loans	118	11	26	—	155
Interest income recognized on a cash basis on impaired loans	19	2	1	—	22

September 30, 2012	One-to- four- family	Home Equity and Second Mortgages	Commercial	Consumer	Total
	(In thousands)
Average investment in impaired loans	$9,312	$672	$52	$9	$10,045
Interest income recognized on an accrual basis on impaired loans	135	16	—	—	151
Interest income recognized on a cash basis on impaired loans	25	2	—	—	27

The following table presents the classes of the loan portfolio summarized by the aggregate Pass (including loans graded Watch) and the classified ratings of Special Mention, Substandard and Doubtful within the internal risk rating system as of September 30, 2013 and 2012:

September 30, 2013	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Real estate:
One-to-four-family	$86,077	$—	$4,109	$—	$90,186
Multi-family	25,018	755	—	—	25,773
Non-residential	50,660	—	—	—	50,660
Construction	935	—	—	—	935
Home equity and second mortgages	7,999	—	171	—	8,170

	170,689	755	4,280	—	175,724
Commercial	28,498	3,721	873	—	33,092
Consumer	103	—	—	—	103

Total	$199,290	$4,476	$5,153	$—	$208,919

September 30, 2012	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Real estate:
One-to-four-family	$88,137	$—	$8,402	$—	$96,539
Multi-family	20,475	766	—	—	21,241
Non-residential	43,401	—	—	—	43,401
Construction	398	—	—	—	398
Home equity and second mortgages	9,786	—	335	—	10,121

	162,197	766	8,737	—	171,700
Commercial	28,761	1,870	15	—	30,646
Consumer	83	—	—	—	83

Total	$191,041	$2,636	$8,752	$—	$202,429

Management further monitors the performance and credit quality of the loan portfolio by analyzing the delinquency aging of the portfolio as determined by the length of time a recorded payment is past due.

The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of September 30, 2013 and 2012:

September 30, 2013	Current	30-59 Days Past Due		60-89 Days Past Due	90 Days or More Past Due and Accruing	Non- Accrual	Total Past Due	Total
	(In thousands)
Real estate:
One-to-four-family	$86,125	$		$237	$—	$3,824	$4,061	$90,186
Multi-family	25,773		—	—	—	—	—	25,773
Non-residential	50,660		—	—	—	—	—	50,660
Construction	935		—	—	—	—	—	935
Home equity and second mortgages	8,098		—	—	—	72	72	8,170

	171,591			237	—	3,896	4,133	175,724
Commercial	32,206			13	—	873	886	33,092
Consumer	103		—	—	—	—	—	103

Total	$203,900		$—	$250	$—	$4,769	$5,019	$208,919

September 30, 2012	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Non- Accrual	Total Past Due	Total
	(In thousands)
Real estate:
One-to-four-family	$87,715	$1,889	$867	$—	$6,068	$8,824	$96,539
Multi-family	21,241	—	—	—	—	—	21,241
Non-residential	43,401	—	—	—	—	—	43,401
Construction	398	—	—	—	—	—	398
Home equity and second mortgages	9,992	—	—	—	129	129	10,121

	162,747	1,889	867	—	6,197	8,953	171,700
Commercial	30,646	—	—	—	—	—	30,646
Consumer	75	8	—	—	—	8	83

Total	$193,468	$1,897	$867	$—	$6,197	$8,961	$202,429

The Company is not committed to lend additional funds on nonaccrual loans at September 30, 2013.

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

The following table summarizes the primary segments of the ALLL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of September 30, 2013 and 2012:

September 30, 2013	ALLL Balance	Collectively Evaluated for Impairment	Individually Evaluated for Impairment
	(In thousands)
Real estate:
One-to-four-family	$225	$225	$—
Multi-family	48	48	—
Non-residential	374	374	—
Construction	7	7	—
Home equity and second mortgages	82	82	—

	736	736	—
Commercial	187	187	—
Consumer	—	—	—

Total	$923	$923	$—

September 30, 2012	ALLL Balance	Collectively Evaluated for Impairment	Individually Evaluated for Impairment
	(In thousands)
Real estate:
One-to-four-family	$625	$584	$41
Multi-family	35	35	—
Non-residential	67	67	—
Construction	3	3	—
Home equity and second mortgages	71	64	7

	801	753	48
Commercial	164	164	—
Consumer	2	2	—

Total	$967	$919	$48

The following table summarizes activity in the primary segments of the ALLL for the years ended September 30, 2013 and 2012:

September 30, 2013	Balance September 30, 2012	Charge- offs	Recoveries	Provision	Balance September 30, 2013
	(In thousands)

Real estate:
One-to-four-family	$625	$(562)	$82	$80	$225
Multi-family	35	—	—	13	48
Non-residential	67	—	—	307	374
Construction	3	—	—	4	7
Home equity and second mortgages	71	—	—	11	82

	801	(562)	82	415	736

Commercial	164	—	—	23	187
Consumer	2	(7)	—	5	—

Total	$967	$(569)	$82	$443	$923

September 30, 2012	Balance September 30, 2011	Charge- offs	Recoveries	Provision	Balance September 30, 2012
	(In thousands)

Real estate:
One-to-four-family	$583	$(810)	$—	$852	$625
Multi-family	29	—	—	6	35
Non-residential	92	—	—	(25)	67
Construction	3	—	—	—	3
Home equity and second mortgages	31	(260)	—	300	71

	738	(762)	—	1,133	801

Commercial	459	(50)	—	(245)	164
Consumer	3	(4)	—	3	2

Total	$1,200	$(1,124)	$—	$891	$967

Effective October 1, 2011, the Company adopted Accounting Standards Update (ASU) No. 2011-02, which provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring (“TDR”). A TDR is a loan that has been modified whereby the Bank has agreed to make certain concessions that would otherwise not be granted to a borrower experiencing or expected to experience financial difficulties in order to maximize the ultimate recovery of a loan. The types of concessions granted generally include, but are not limited to interest rate reductions, limitations on the accrued interest charged, term extensions, and deferment of principal. In evaluating whether a restructuring constitutes a TDR, ASU No. 2011-02 requires that a creditor must separately conclude that the restructuring constitutes a concession and the borrower is experiencing financial difficulties. In conjunction with the Bank’s adoption of ASU No. 2011-02, it determined that no loans were TDRs other than those previously considered as such prior to the adoption. The concessions granted on these loans consisted of interest rate reductions and/- or extensions of the loan term. The following table summarizes the TDR identified during the years ended September 30, 2013 and 2012:

September 30, 2013	Number of Loans	Recorded Investment Before Modification	Recorded Investment After Modification
	(Dollars in thousands)
One-to-four-family	4	$1,089	$1,170

September 30, 2012	Number of Loans	Recorded Investment Before Modification	Recorded Investment After Modification
	(Dollars in thousands)
One-to-four-family	5	$1,863	$1,934
Commercial	1	$72	$72

A default on a troubled debt restructured loan for purposes of disclosure occurs when a borrower is 90 days past due or a foreclosure or repossession of the applicable collateral has occurred. During the years ended September 30, 2013 and 2012, respectively, none and two defaults occurred on troubled debt restructured loans that were modified as a TDR within 12 months of the initial modification.

Note 6—Premises and Equipment

	September 30,
	2013	2012
	(In thousands)
Land	$179	$179

Buildings and improvements	1,336	1,316
Accumulated depreciation	(632)	(596)

	704	720

Leasehold improvements	2,526	2,515
Accumulated amortization	(1,068)	(880)

	1,458	1,635

Furnishings and equipment	2,388	2,375
Accumulated depreciation	(1,987)	(1,855)

	401	520

	$2,742	$3,054

Note 7—Deposits

	September 30,
	2013		2012
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Demand deposits:
Non-interest bearing deposits	$28,488	—	$27,749	—
Interest bearing deposits	50,275	0.30%	47,365	0.39%

	78,763	0.19%	75,114	0.24%
Savings and club deposits	43,050	0.25%	41,791	0.25%
Certificates of deposit	90,499	1.37%	86,611	1.41%

	$212,312	0.71%	$203,516	0.74%

The scheduled maturities of certificates of deposit are as follows:

Years Ending September 30, (In thousands)
2014	$39,131
2015	7,452
2016	27,936
2017	14,659
2018	1,321

$90,499

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $38.6 million and $37.1 million at September 30, 2013 and 2012, respectively. Deposits in excess of $250,000 are generally not insured by the FDIC.

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2013	2012
	(In thousands)
Demand deposits	$166	$184
Savings and club deposits	106	136
Certificates of deposit	1,200	1,592

	$1,472	$1,912

Note 8—Advances from FHLB and other credit facilities

A schedule of advances from the FHLB follows:

	September 30,
	2013	2012
	(In thousands)
Overnight and short term advances, maturing in less than one year, with interest at 0.38% and 0.39%	$4,560	$17,300
One year advance, maturing February 28, 2014 and July 12, 2013, with interest payable monthly at 0.27% and 0.34%	1,250	5,575
Seven year advance, maturing December 29, 2014, with interest payable quarterly at 3.56%	5,000	5,000
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	9,079	9,255

Total	$19,889	$37,130

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

Year Ending September 30, (In thousands)
2014	$14,889
2015	5,000

$19,889

These FHLB advances are secured by stock of the FHLB in the amount of $1.3 million and $2.0 million at September 30, 2013 and 2012, respectively, and a blanket assignment of qualifying loans and securities.

The Company can borrow on an overnight or a term basis from the FHLB. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loan and securities pledged as collateral.

Note 9—Lease Commitments and Total Rental Expense

The Company leases five locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2013 (in thousands):

Years ending September 30,
2014	$648
2015	620
2016	499
2017	503
2018	375
Thereafter	1,807

$4,452

The total rental expense and related charges for all leases for the years ended September 30, 2013 and 2012 was $786,000 and $749,000, respectively.

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

Retained earnings at September 30, 2013 included approximately $1,981,000 of such bad debt deduction for which federal income taxes of approximately $612,000 have not been provided. In addition, deferred New York State taxes of approximately $369,000 have not been provided on bad debt deductions in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes (benefit) are as follows:

	Years Ended September 30,
	2013	2012
	(In thousands)
Current income tax expense (benefit):
Federal	$105	$(195)
State	33	(33)

	138	(228)

Deferred income tax expense (benefit):
Federal	230	60
State	84	(7)

	314	53

	$452	$(175)

The following table reconciles the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended September 30,
	2013	Percent of Pretax Loss	2012	Percent of Pretax Loss
	(Dollars in thousands)
Federal income taxes	$473	34.0%	$(277)	(34.0)%
State income taxes, net of federal income tax effect	77	5.6%	(26)	(3.2)%
Non-deductible stock based compensation	14	1.0%	28	3.4%
Non-deductible merger related costs (reimbursement)	(102)	(7.3)%	102	12.5%
Other items, net	(10)	(0.8)%	(2)	(0.2)%

Effective Income Taxes	$452	32.5%	$(175)	(21.5)

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2013	2012
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$366	$384
Net operating loss carryforwards	—	252
Deferred rent	63	71
Benefit plan adjustment (Accumulated Other Comprehensive Income)	599	245
Unrealized loss on securities available for sale	473	—
Stock based compensation	203	176
Interest income and other	152	271

Total Deferred Tax Assets	1,856	1,399

Deferred tax liabilities:
Accrued pension	292	288
Depreciation	26	86
Unrealized gain on securities available for sale	—	319

Total Deferred Tax Liabilities	318	693

Net Deferred Tax Assets Included in Other Assets	$1,538	$706

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carry-forwards are available.

At September 30, 2013, the Company had no net operating loss carry-forwards available for tax reporting purposes. At September 30, 2012, the Company had approximately $602,000 of federal and $834,000 of state net operating loss carry-forwards available to offset future taxable income for tax reporting purposes. These net operating loss carry-forwards were generated during the year ended September 30, 2012 and expire in 2032. At September 30, 2012, there was no valuation allowance against these net operating loss carry-forwards. In determining whether or not a valuation allowance was necessary for its federal and state net operating losses, the Company considered a tax planning strategy related to harvesting the $802,000 of unrealized gains in the available for sale security portfolio at September 30, 2012, and considered forecasted earnings and taxable income limited to the twelve months following September 30, 2012.

The Company, in projecting future results, has considered future market growth, forecasted earnings, future taxable income, and feasible and permissible tax planning strategies in determining the realizability of deferred tax assets. If the Company was to determine that it would not be able to realize a portion of its net deferred tax asset in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax asset would be charged to earnings in the period such determination was made. Conversely, if the Company was to make a determination that it is more likely than not that the deferred tax assets for which there is a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

Note 11—Comprehensive Income (Loss)

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

Accumulated other comprehensive income (loss), which is included in stockholders’ equity, consisted of the following:

	September 30,
	2013	2012
	(In thousands)
Net unrealized holding gains (losses) on securities available for sale, net of deferred income tax of $473,000 and $(319,000), respectively	$(719)	$483
Benefit plan adjustment, net of related deferred taxes of $599,000 and $245,000, respectively	(909)	(372)

	$(1,628)	$111

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

	September 30,
	2013	2012
	(In thousands)
GAAP capital:	$20,318	$19,575
Pension liability, net of deferred taxes	909	372
Unrealized (gain) loss on securities available for sale, net of deferred taxes	719	(483)

Tier I and tangible capital	21,946	19,464
General valuation allowance	923	967

Total Regulatory Capital	$22,869	$20,431

The following table sets forth the Bank’s capital position, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
September 30, 2013:
Total capital (to risk-weighted assets)	$22,869	12.91%	$	≥ 14,176	≥ 8.00%	$	≥ 17,720	≥ 10.00%
Core (Tier 1) capital (to risk-weighted assets)	21,946	12.39		—	—		≥ 10,632	≥ 6.00
Core (Tier 1) capital (to total adjusted assets)	21,946	8.49		≥ 10,342	≥ 4.00		≥ 12,928	≥ 5.00
Tangible capital (to total adjusted assets)	21,946	8.49		≥ 3,878	≥ 1.50		—	—
September 30, 2012:
Total capital (to risk-weighted assets)	$20,431	11.77%	$	≥ 13,886	≥ 8.00%	$	≥ 17,358	10.00%
Core (Tier 1) capital (to risk-weighted assets)	19,464	11.21		—	—		≥ 10,415	6.00
Core (Tier 1) capital (to total adjusted assets)	19,464	7.36		≥ 10,572	≥ 4.00		≥ 13,215	5.00
Tangible capital (to total adjusted assets)	19,464	7.36		≥ 3,965	≥ 1.50		—	—

The Bank continues to meet the requirements to be categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since September 30, 2013 that management believes would change the Bank’s regulatory capital categorization.

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

	September 30,
	2013	2012
	(In thousands)
Change in benefit obligation:
Benefit obligation—beginning of year	$4,043	$3,687
Service cost	—	—
Interest cost	256	252
Actuarial loss (gain)	957	266
Benefits paid	(191)	(162)

Benefit obligation—end of year	$5,065	$4,043

Change in plan assets:
Fair value of assets—beginning of year	$4,157	$3,081
Actual return on plan assets	332	538
Benefits paid	(191)	(162)
Contributions	—	700

Fair value of assets—end of year	$4,298	$4,157

	September 30,
	2013	2012
	(In thousands)
Reconciliation of funded status:
Accumulated benefit obligation	$5,065	$4,043

Projected benefit obligation	$(5,065)	$(4,043)
Fair value of assets	4,298	4,157

Funded status	$(767)	$114

Prepaid (accrued) pension cost included in other assets (liabilities)	$(767)	$114

The Company expects to recognize approximately $91,000 of net actuarial loss in operations during the year ending September 30, 2014.

	September 30,
	2013	2012
	(In thousands)
Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(1,508)	$(617)

	Years Ended September 30,
	2013	2012
	(Dollars in thousands)
Net periodic pension expense
Service cost	$—	$—
Interest cost	256	252
Expected return on assets	(284)	(218)
Amortization of unrecognized net loss	18	30

Total net periodic pension (credit) expense	$(10)	$64

Valuation assumptions:
Discount rate	5.0%	6.5%
Rate of return on long-term assets	7.0%	7.0%
Salary increase rate	0.0%	0.0%

The Plan assets are invested as follows:

	September 30,
	2013	2012
Separate account—Prudential Large Cap Blend / Victory Fund	51%	43%
Guaranteed insurance funds	49%	57%

	100%	100%

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

The Bank intends to maintain the current asset mix and to seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. It is expected to have a 4.0% to 5.0% return from fixed income and a 5.0% to 9.0% rate of return from equities. The overall expected long-term rate of return on Plan assets used was 7.0% for both 2013 and 2012.

The fair values of the Company’s pension plan assets, by asset category (see Note 16 for definition of Levels), are as follows:

September 30, 2013	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
Separate account— Prudential Large Cap Blend /Victory Fund	$2,178	$—	$2,178	$—
Guaranteed investment contract	$2,120	$—	$—	$2,120

September 30, 2012
	(In thousands)
Separate account— Prudential Large Cap Blend /Victory Fund	$1,796	$—	$1,796	$—
Guaranteed investment contract	$2,361	$—	$—	$2,361

At September 30, 2013, expected benefit payments were as follows (in thousands):

Years ending September 30,
2014	$216
2015	213
2016	209
2017	211
2018	269
2019 to 2023	1,695

$2,813

The Bank does not expect to have any required contributions to the Plan during the fiscal year ending September 30, 2014.

401(k) “Savings and Investment Plan”

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes a matching contribution equal to 50% of an employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2013 and 2012, amounted to $83,000 and $88,000, respectively.

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2013 and 2012, the loan had a balance of $1,509,000 and $1,530,000, respectively.

The ESOP is accounted for in accordance with the guidance issued by FASB. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.

As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $48,000 and $43,000 for the years ended September 30, 2013 and 2012, respectively.

The ESOP shares are summarized as follows:

	September 30,
	2013	2012
Unearned shares	127,380	134,271
Shares committed to be released	4,110	4,110
Shares released	31,512	26,032

Total shares	163,002	164,413

Fair value of unearned shares	$1,093,000	$1,074,000

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

Under the Plans, the Company has granted shares of restricted stock and options to purchase the Company’s common stock as shown in the following table. The fair value of each stock option grant was established at the date of grant using the Black-Scholes option pricing model and the assumptions shown in the following table:

	September 2013	September 2012
Shares of restricted stock	4,519	1,500
Grant date fair value per share	$8.04	$8.00
Number of stock options	16,000	6,000
Exercise price	$8.04	$8.00
Fair value per option	$4.85	$4.72
Risk free interest rate	1.62%	1.69%
Volatility factor	61.2%	58.8%
Expected life	7 years	7 years
Dividends	none	none

The Company expenses, in accordance with FASB guidance, the fair value of all options over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods. In the years ended September 30, 2013 and 2012, the Company recorded an expense of $53,000 and $100,000 respectively, relating to stock options and $54,000 and $146,000, respectively, relating to the restricted stock. The Company recognized approximately $44,000 and $69,000 of income tax benefits resulting from this expense in the years ended September 30, 2013 and 2012, respectively.

As of September 30, 2013 and 2012, there were 19,037 stock options, respectively, and no shares of restricted stock in either year remaining available for future awards under the Plans. Stock options and restricted stock awarded under the Plans vest over five years, at the rate of 20% per year.

The following is a summary of the status of the Company’s non-vested restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at October 1, 2011	38,359	$9.46
Forfeited	(822)	$10.12
Granted	6,019	8.03
Vested	(15,301)	$9.74

Non-vested at September 30, 2012	28,255	$8.99
Vested	(15,584)	$9.60

Non-vested at September 30, 2013	12,771	$8.24

Expected future compensation expense relating to the 12,771 non-vested restricted shares outstanding at September 30, 2013 is $92,000 over a weighted average period of 3.0 years.

The following is a summary of stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at October 1, 2011	174,754	$9.78	6.6 years
Granted	22,000	$8.03	10.0 years
Forfeited	(10,275)	10.12	5.2 years

Balance at September 30, 2012	186,479	$9.56	6.2 years

Granted	—	—	—

Balance at September 30, 2013	186,479	$9.56	5.2 years

Exercisable at September 30, 2013	153,379	$9.88	4.5 years

Shares issued upon exercise of stock options will be issued from treasury stock or from previously unissued shares. As of September 30, 2013, the Company had 192,362 shares of treasury stock. Expected future compensation expense relating to the 186,479 vested and non-vested options outstanding at September 30, 2013 is $128,000 over a weighted average period of 0.8 years.

At September 30, 2013 and 2012, the stock options outstanding had an intrinsic value of $27,000 and $6,000, respectively, and stock options exercisable had an intrinsic value of $10,000 and none at September 30, 2013 and 2012, respectively.

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

The Company has the following outstanding commitments:

	September 30
	2013	2012
	(In thousands)
Commitments to originate loans, expiring in three months or less	$3,850	$839
Commitments under homeowners’ equity lending program	6,619	6,633
Commitments under overdraft protection and commercial lines of credit	4,558	4,143

Total	$15,027	$11,615

At September 30, 2013, $900,000 in outstanding commitments to originate loans were at fixed rates ranging from 3.75% to 4.875% and $2,950,000 were at variable rates ranging from 4.25% to 4.75% at September 30, 2013. At September 30, 2012, all of the $839,000 in outstanding commitments to originate loans were at fixed rates ranging from 4.00% to 4.25. At September 30, 2013 and 2012, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $6,619,000 and $6,633,000, respectively. Interest rates are either fixed (ranging from 5.75% to 7.625% at September 30, 2013) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 3.25% to 4.25% at September 30, 2013). At September 30, 2013 and 2012, unused overdraft protection and commercial lines of credits were $4.6 million and $4.1 million, respectively. Unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

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

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2013 and 2012 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
September 30, 2013
Securities available for sale:
U.S. Government Agencies	$18,826	$—	$18,826	$—
Corporate bonds	4,306	—	4,306	—
Municipal bonds	3,727	—	3,727	—
Mortgage-backed securities	13,561	—	13,561	—

	(In thousands)
September 30, 2012
Securities available for sale:
U.S. Government Agencies	$24,088	$—	$24,088	$—
Corporate bonds	4,599	—	4,599	—
Municipal bonds	3,892	—	3,892	—
Mortgage-backed securities	15,782	—	15,782	—

For financial assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2013 and 2012 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)
September 30, 2013
Impaired loans subject to specific valuation allowances	$—	$—	$—	$—

September 30, 2012
Impaired loans subject to specific valuation allowances	$1,444	$—	$—	$1,444

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs were used to determine fair value:

(Dollars in thousands)
Impaired loans	Fair value estimate	Valuation techniques	Unobservable input	Range	Weighted average

September 30, 2012	$1,444	Discounted cash flows (1)	Liquidation expenses (2)	–1.46% to –6.47%	–3.24%

(1)	Fair value is generally determined through discounted cash flows or independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable.
(2)	Includes estimated liquidation expenses.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at September 30, 2013 and 2012:

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

Loans Held for Sale. Loans held for sale are carried at the lower of cost or market, determined based on actual amounts subsequently realized after the balance sheet date, or estimates of amounts to be subsequently realized, based on actual amounts realized for similar loans.

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

Commitments to Extend Credits. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, was not considered material at September 30, 2013 or 2012.

The carrying amounts and estimated fair values of financial instruments at September 30, 2013 are summarized as follows:

Description	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
September 30, 2013		(In thousands)
Financial assets:
Cash and cash equivalents	$2,477	$2,477	$2,477	$—	$—
Securities available-for-sale	40,420	40,420	—	40,420	—
Loans held for sale	337	337	—	337
Loans receivable	207,996	224,884	—	—	224,884
Accrued interest receivable	954	954	—	954	—
Financial liabilities:
Deposits	212,312	213,595	—	213,595	—
FHLB-NY advances	19,889	20,976	—	20,976	—
Accrued interest payable	130	130	—	130	—

The carrying amounts and estimated fair values of financial instruments at September 30, 2012 are summarized as follows:

Description	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
September 30, 2012		(In thousands)
Financial assets:
Cash and cash equivalents	$1,841	$1,841	$1,841	$—	$—
Securities available-for-sale	48,361	48,361	—	48,361	—
Loans held for sale	2,426	2,426	—	2,426
Loans receivable	201,462	228,507	—	—	228,507
Accrued interest receivable	1,006	1,006	—	1,006	—
Financial liabilities:
Deposits	203,516	205,054	—	205,054	—
FHLB-NY advances	37,130	38,366	—	38,366	—
Accrued interest payable	93	93	—	93	—

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

Note 17—Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the years ended September 30, 2013 and 2012.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	September 30,
	2013	2012
Assets
Cash and cash equivalents	$844	$337
Investment in Bank	20,318	19,575
Loans receivable	—	641
ESOP loan receivable	1,509	1,530
Other assets	154	244

Total assets	$22,825	$22,327

Liabilities and stockholders’ equity
Other liabilities	$90	$369
Stockholders’ equity	22,735	21,958

Total liabilities and stockholders’ equity	$22,825	$22,327

CONDENSED STATEMENTS OF OPERATIONS

In thousands)

	Years Ended September 30,
	2013	2012
Interest income	$122	$132
Equity in income (loss) of Bank	873	(146)
Provision for loan losses	72	91
Other non-interest expenses	92	658

Income (loss) before income tax (benefit)	831	(763)
Income tax expense (benefit)	(108)	(124)

Net income (loss)	939	(639)
Preferred stock dividends	33	—

Net income (loss) attributable to common shareholders	$906	$(639)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$939	$(639)
Equity in (income) loss of Bank	(873)	146
Provision for loan losses	72	91
Decrease in other assets	91	26
Increase (decrease) in other liabilities	(279)	335

Net cash (used by) operating activities	(50)	(41)

Cash flows from investing activities:
Capital contribution to Bank	(1,455)	—
Net decrease in loan receivable	569	3
Decrease in ESOP loan receivable	21	19

Net cash (used by) provided by investing activities	(865)	22

Cash flows from financing activities
Proceeds of sale of preferred stock	1,455	—
Dividend on preferred stock	(33)	—

Net cash provided by financing activities	1,422	—

Net increase (decrease) in cash and cash equivalents	507	(19)
Cash and cash equivalents—beginning of period	337	356

Cash and cash equivalents—end of period	$844	$337

Note 18—Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, and their immediate families (commonly referred to as “related parties”), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-related parties. These persons were indebted to the bank for loans totaling $3.0 million and $837,000 at September 30, 2013 and 2012, respectively. During the year ended September 30, 2013, $3.5 million of new loans were made to and $1.3 million of repayments were made by related parties. During the year ended September 30, 2012, $176,000 of new loans were made and $344,000 of repayments were made.

Note 19—Subsequent Events

On December 20, 2013, the Company announced its decision to not further extend the termination date of a previously announced Agreement and Plan of Merger dated as of August 10, 2012 by and between the Company and Customers Bancorp, Inc. (“Customers”), as amended effective as of April 22, 2013 (“Merger Agreement”). The Merger Agreement had called for a termination date by December 31, 2013 if the contemplated merger of the Company and Customers is not completed by that time. Customers would have had a right to extend the termination date to a later date of March 31, 2014 if certain conditions were satisfied, including that Customers shall have made all regulatory filings that are required to obtain regulatory approval for the purchase of the Company and CMS by December 31, 2013. To date, this condition has not been satisfied and it is the Company’s understanding that Customers will not satisfy this condition. As the Company had informed Customers, the decision of the Company’s Board of Directors to not further extend the Merger Agreement beyond the December 31, 2013 termination date was due to delays in the receipt of regulatory approvals by Customers to purchase the Company and CMS Bank. Due to the continued delay and uncertainty in the timing of receipt of regulatory approvals by Customers, the Company decided that not further extending the Merger Agreement, which allows the Merger Agreement to be terminated, is in the Company’s best interest.

On December 20, 2013, Customers issued a press release announcing termination of the Merger Agreement. The press release indicated that the Merger Agreement had been terminated by mutual consent of the parties, thereby releasing Customers of its obligation to pay a One Million Dollar ($1,000,000) termination fee to the Company that the parties had specifically previously agreed to if the merger cannot close due to Customers’ failure to receive the required regulatory approvals.

The Company’s position is that it did not waive its right to the termination fee, nor did it agree to any terms of termination with Customers, and views Customers’ attempt to evade its obligation to pay the termination fee as being an intentional breach of the Merger Agreement and demonstrates an absence of good faith. The Company has indicated it will proceed to terminate the Merger Agreement in its normal course on December 31, 2013, pursuant to the terms of the Merger Agreement, and will seek to enforce payment of the termination fee from Customers.