Form 10-K, Exhibit 13
period 2014-09-30
CMS Bancorp, Inc.
filed 2014-12-22
CIK 1350072

Exhibit 13.1

CMS Bancorp, Inc.

To the Stockholders of CMS Bancorp, Inc.:

On September 25, 2014, CMS Bancorp, Inc. (the “Company”) entered into a definitive Merger Agreement (the “Merger Agreement”) to be acquired by Putnam County Savings Bank (“Putnam”) of Brewster, NY in an all cash transaction for $13.25 per share of common stock. The total value of the transaction is approximately $25.4 million. The closing of this transaction is expected to occur during the second quarter of 2015.

In the year Company’s fiscal year ended September 30, 2014, we continued to implement our conservative investment strategy and prudent use of CMS Bank (“Bank”) assets and capital. Total assets were $273.3 million as of September 30, 2014 as compared to $258.3 million at September 30, 2013, an increase of $15.0 million or 5.8%. Loans, net of the loan loss allowance totaled $223.8 million as of September 30, 2014 compared to $208.0 million at September 30, 2013 and grew by $15.8 million, which represented an increase of 7.6% during this period. Overall lending growth occurred largely in multi-family mortgages, non-residential mortgages and commercial and industrial loans which generally carry a higher interest rate and shorter final maturities than the one-to-four-family loan component of our loan portfolio. This growth in high quality loans continued not withstanding a period of low economic growth, marginal demand and an extremely competitive mortgage lending environment.

Credit quality continued to improve in 2014 as evidenced by a decline in delinquent loans and reduced non-accrual loan balances. Loans more than one payment delinquent at September 30, 2014 were $3.2 million, 1.4% of total loans, a decrease of $1.8 million from September 30, 2013 when delinquencies were $5.0 million, 2.4% of total loans. In addition, non-accrual loans showed substantial improvement in 2014 decreasing to $2.4 million at September 30, 2014, which represented a 50% decline from the September 30, 2013 amount of $4.8 million. Non-accrual loan balances represented 0.87% of total assets at September 30, 2014 compared with 1.85% at September 30, 2013. Improved credit quality along with the overall continuing strength of the portfolio resulted in a decrease in our additions to the provision for loan losses in 2014. During the year ended September 30, 2014 we contributed $300,000 to the allowance for loan losses as compared with a contribution of $443,000 in the year ended September 30, 2013.

Total deposits increased $14.5 million during the year ended September 30, 2014 or by approximately 7%. Deposit increases were as a result of increases in retail deposits recorded throughout the year as well as wholesale funding from CDARS deposits, which increased by approximately $8.4 million during the year ended September 30, 2014. Advances from the Federal Home Loan Bank of New York (“FHLB”) decreased by $939,000.

In the year ended September 30, 2014, our net interest income increased to $9.12 million from $9.08 million in 2013, an increase of approximately $46,000. The Federal Reserve Bank’s continued support of a low interest rate policy has continued to place stress on the interest rate margins, however, the Bank was able to maintain stable net interest margins in 2014.

Our total non-interest expenses of approximately $8.1 million reflected an increase for the year ended September 30, 2014 due, in part, to the legal costs associated with the merger with Putnam and reflective of a onetime $300,000 legal reimbursement paid to the Company by a prior merger partner which reduced the Company’s non-interest expense costs for the fiscal year ended September 30, 2013.

Net income attributable to common shareholders was $567,000 for the year ended September 30, 2014 as compared to $906,000 for the year ended September 30, 2013.

We look forward to consummating the merger with Putnam in 2015, which is exciting news for our stockholders, customers and employees as the Company looks to leverage the capital, size and profitability of Putnam. Our stockholders will benefit from the all-cash terms of the Merger Agreement. Our customers will gain access to a deeper level of products and quality services provided by a strong and committed local community bank, and CMS Bank will serve as a platform for Putnam’s deeper expansion in the Westchester market. The combined organization will continue to have the same great quality service provided by the dedicated people who are committed to being involved in the local community, and with the added resources of a larger and stronger community banking organization.

On behalf of the Board of Directors, we wish to thank our shareholders for your continued confidence and support.

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

Selected Financial Condition Data	At September 30,
(in thousands)	2014	2013	2012
Total assets	$273,344	$258,255	$264,666
Loans receivable, net	223,786	207,996	201,462
Investment securities	39,365	40,420	48,361
Cash and cash equivalents	3,147	2,477	1,841
Deposits	226,782	212,312	203,516
FHLB Advances	18,950	19,889	37,130
Stockholders’ equity	23,876	22,735	21,958

Selected Operating Data	Years Ended September 30,
(in thousands, except per share data)	2014	2013	2012
Interest income	$11,298	$11,332	$11,320
Interest expense	2,176	2,256	2,995

Net interest income	9,122	9,076	8,325
Provision for loan losses	300	443	891
Non-interest income	294	439	1,159
Non-interest expense	8,123	7,681	9,407
Income tax expense (benefit)	336	452	(175)

Net income (loss)	657	939	(639)
Preferred stock dividends	90	33	—

Net income (loss) attributable to common shareholders	$567	$906	$(639)

Net income (loss) per common share basic and diluted	$0.33	$0.52	$(0.37)

Selected Financial Ratios and Other Data	At or for the Years Ended September 30,
	2014	2013	2012
Performance Ratios:
Return on average assets	0.25%	0.36%	(0.25)%
Return on average equity	2.82%	4.04%	(2.93)%
Yield on average interest-earning assets	4.33%	4.44%	4.58%
Net interest rate spread	3.29%	3.37%	3.14%
Net interest margin	3.50%	3.55%	3.37%
Average interest-earning assets to average interest-bearing liabilities	1.25%	1.21%	1.19%
Capital Ratios
Average stockholders’ equity to average assets	8.74%	8.56%	8.60%
Tier 1 core ratio	8.40%	8.49%	7.36%
Total risk based capital ratio	12.36%	12.91%	11.77%
Asset Quality Ratios
Allowance for loan losses to gross loans	0.33%	0.44%	0.48%
Non-performing loans to total assets	0.87%	1.85%	2.34%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains “forward-looking statements,” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “potential” and similar expressions that are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors including those set forth in Part 1, Item 1—Description of Business—Risk Factors of our Form 10-K for the year ended September 30, 2014, which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	risks relating to the pending Merger Agreement with Putnam County Savings Bank;

•	collecting the termination fee owed to the Company by Customers Bancorp, Inc. pursuant to the now-terminated merger agreement between the parties;

•	changes in interest rates;

•	our allowance for loan losses may not be sufficient to cover actual loan losses;

•	the risk of loss associated with our loan portfolio;

•	lower demand for loans;

•	changes in our asset quality;

•	other-than-temporary impairment charges for investments;

•	the soundness of other financial institutions;

•	changes in liquidity;

•	changes in the real estate market or local economy;

•	operational challenges or increased costs we may experience in the course of full transition to our new regulators as a result of the complete transfer of the OTS’s functions under the Dodd-Frank Act and the subsequent conversion of CMS Bank’s charter to that of a New York state-chartered savings bank;

•	our ability to retain our executive officers and other key personnel;

•	competition in our primary market area;

•	risk of noncompliance with laws and regulations, including changes in laws and regulations to which we are subject;

•	changes in the Federal Reserve’s monetary or fiscal policies;

•	our ability to maintain effective internal controls over financial reporting;

•	the inclusion of certain anti-takeover provisions in our organizational documents;

•	the low trading volume in our stock;

•	recent developments affecting the financial markets, including the actual and threatened downgrade of U.S. government securities; and

•	risks related to use of technology and cybersecurity.

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

Pending Merger Agreement with Putnam County Savings Bank

On September 25, 2014, the Company and Bank entered into an Agreement and Plan of Merger dated as of September 25, 2014 (“Merger Agreement”) by and among Putnam County Savings Bank, a New York-chartered mutual savings bank (“Putnam”), Putnam County Acquisition Corporation, (“Acquisition Corporation”), the Company and Bank. Under the terms of the Merger Agreement, and subject to the terms and conditions thereof, Putnam will acquire the Company and Bank through a series of transactions by which the Acquisition Corporation will merge with and into the Company, immediately thereafter followed by the mergers of the Company and Bank with and into Putnam, which shall be the surviving bank (collectively, the “Merger”). The combined organization will be operated under the name of “Putnam County Savings Bank.”

Upon effectiveness of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive a cash payment of $13.25 per share and each option issued and outstanding immediately prior to the effective time of the Merger shall be cancelled and converted into the right to receive a cash payment in an amount determined in the manner set forth in the Merger Agreement equal to the difference between $13.25 and the exercise price of the option.

In accordance with the terms of the Merger Agreement, the Company and Bank and their advisors are not permitted to solicit alternative acquisition proposals from third parties. The Merger Agreement provides that the Company is required to pay to Putnam a termination fee equal to $1,000,000 in the event the Company terminates the Merger Agreement to accept an alternative acquisition proposal that is determined to be a “Superior Proposal” or the Company’s Board otherwise fails to call and hold a shareholders meeting for approval of the Merger Agreement or recommend that the Company’s shareholders approve the Merger Agreement. In the event that either party commits willful conduct or gross negligence resulting in a breach of a representation or warranty or failure to perform or comply with a covenant or agreement that leads to the termination of the Merger Agreement, the breaching party is liable to the non-breaching party for up to $350,000 of documented reasonable out-of-pocket costs and expenses.

The Merger Agreement was unanimously approved by the Company’s Board of Directors. The Merger Agreement contains various conditions, and assuming satisfaction or waiver of such conditions, it is currently expected that the Merger will be completed in the second quarter of calendar year 2015. The transactions contemplated by the Merger Agreement are subject to, among other things, approval of the Merger Agreement by the shareholders of the Company, the receipt of requisite bank regulatory approvals, a provision that not more than 10% of the Company’s shareholders express dissent to the Merger terms by invoking applicable state law with respect to appraisal rights, and other customary conditions. In accordance with the terms of the Merger Agreement, all outstanding shares of the Company’s preferred stock will be redeemed immediately prior to closing of the Merger.

Each director and executive officer of the Company as of the date of the Merger Agreement has entered into a voting and lock-up agreement with Putnam, pursuant to which each such person has agreed to vote in favor of approval of the Merger Agreement and related transactions, including the Merger, until such time as the Voting Agreement is terminated in accordance with its terms. For additional information about the Merger Agreement with Putnam, see the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 25, 2014.

Terminated Merger Agreement with Customers Bancorp

As previously announced, effective December 31, 2013, the Company terminated a merger agreement dated as of August 10, 2012 (amended effective as of April 22, 2013) by and between the Company and Customers Bancorp, Inc. (“Customers”) due to non-receipt by Customers of required government approvals to consummate the merger. The termination provisions of the merger agreement had called for a $1.0 million termination fee to be paid to CMS by Customers. To date, Customers has not paid the termination fee. On March 24, 2014, the Company filed suit in the Eastern District of Pennsylvania to recover the termination fee from Customers. The lawsuit is currently pending.

Notwithstanding the termination of the merger agreement, Customers continues to hold shares of the Company’s Series A Noncumulative Perpetual Preferred Stock (“Series A Preferred Stock”) pursuant to the terms of such preferred stock as set forth in the Certificate of Designations establishing the designations, powers, preferences, limitations, restrictions, and relative rights of the Series A Preferred Stock filed with the Secretary of State of Delaware on May 21, 2013. In accordance with the Certificate, among other terms, the Series A Preferred Stock:

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

Additional information specific to the Series A Preferred Stock is included in a Form 8-K filed with the SEC on May 24, 2013. The terms of the Merger Agreement with Putnam require the Company to redeem all shares of the Series A Preferred Stock prior to consummation of the merger with Putnam.

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

Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”)

All financial institutions, including the Company and the Bank, continue to experience the impact of major financial reform legislation, known as the Dodd-Frank Act that was signed into law by the President on July 21, 2010. Among other things, the Dodd-Frank Act impacts the rules governing the provision of consumer financial products and services, and implementation of the many requirements of the legislation requires new mandatory and discretionary rulemakings by numerous federal regulatory agencies over the next several years. Many of the provisions of the Dodd-Frank Act affecting the Company and Bank have effective dates ranging from immediately upon enactment of the legislation to several years following enactment of the Dodd-Frank Act.

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

	At September 30, 2014		For the Year Ended September 30, 2014
	Actual Balance	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$223,786	4.68%	$217,428	$10,479	4.82%
Securities (2)	39,365	1.91%	39,747	751	1.89%
Other interest-earning assets (3)	3,303	2.06%	3,583	68	1.90%

Total interest-earning assets	266,454	4.24%	260,758	11,298	4.33%

Non-interest earning assets	6,890		5,826

Total assets	$273,344		$266,584

Interest bearing-liabilities:
Demand deposits	$41,675	0.32%	$44,481	135	0.30%
Savings and club accounts	44,230	0.27%	47,567	118	0.25%
Certificates of deposit	105,426	1.17%	97,529	1,229	1.26%
Borrowed money (4)	20,234	3.42%	19,621	694	3.54%

Total interest-bearing liabilities	211,565	1.03%	209,198	2,176	1.04%

Non-interest bearing liabilities:
Non-interest bearing deposits	35,451		33,185
Other	2,452		891

Total non-interest bearing liabilities	37,903		34,076

Total liabilities	249,468		243,272

Total equity	23,876		23,310

Total liabilities and equity	$273,344		$266,584

Interest rate spread				$9,122	3.29%

Net interest-earning assets/net interest margin	$54,889		$52,876		3.50%

Ratio of interest-earning assets to interest-bearing liabilities	1.26x		1.25x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Available for sale securities included at fair value.
(3)	Includes stock of the FHLB and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

	For the Year Ended September 30, 2013			For the Year Ended September 30, 2012
	Average Balance	Interest Income Expense	Yield/ Rate	Average Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets
Loans receivable (1)	$206,957	$10,406	5.03%	$187,835	$10,268	5.47%
Securities (2)	44,715	840	1.88%	51,670	946	1.83%
Other interest-earning assets (3)	3,773	86	2.28%	7,501	106	1.41%

Total interest-earning assets	255,445	11,332	4.44%	247,006	11,320	4.58%

Non-interest earning assets	6,236			6,655

Total assets	$261,681			$253,661

Interest bearing-liabilities
Demand deposits	$48,908	166	0.34%	$34,417	184	0.53%
Savings and club accounts	42,357	106	0.25%	41,652	136	0.33%
Certificates of deposit	92,541	1,200	1.30%	103,419	1,592	1.54%
Borrowed money (4)	27,110	784	2.89%	28,475	1,083	3.80%

Total interest-bearing liabilities	210,916	2,256	1.07%	207,963	2,995	1.44%

Non-interest bearing liabilities:
Non-interest bearing deposits	27,606			22,687
Other	756			1,188

Total non-interest bearing liabilities	28,362			23,872

Total liabilities	239,278			231,835

Total equity	22,403			21,826

Total liabilities and equity	$261,681			$253,661

Interest rate spread		$9,076	3.37%		$8,325	3.14%

Net interest-earning assets/net interest margin	$44,529		3.55%	$39,043		3.37%

Ratio of interest-earning assets to interest-bearing liabilities	1.21x			1.19x

(1)	Includes all loans, including non-accrual loans, net of allowance for loan losses and net deferred costs and fees.
(2)	Held to maturity securities included at amortized cost and available for sale securities included at fair value.
(3)	Includes stock of the FHLB and loans held for sale, which are held for a short period of time.
(4)	Includes mortgage escrow funds.

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

	Year Ended September 30, 2014 Compared to 2013
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$526	$(453)	$73
Securities	(93)	4	(89)
Other interest-earning assets	(4)	(14)	(18)

Total interest-earning assets	429	(463)	(34)

Interest-bearing liabilities:
Demand deposits	(15)	(16)	(31)
Savings and club accounts	13	(1)	12
Certificates of deposit	65	(36)	29
Borrowed money	(217)	127	(90)

Total interest-bearing liabilities	(154)	74	(80)

Net interest income	$583	$(537)	$46

	Year Ended September 30, 2013 Compared to 2012
	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$1,000	$(862)	$138
Securities	(131)	25	(106)
Other interest-earning assets	(67)	47	(20)

Total interest-earning assets	802	(790)	12

Interest-bearing liabilities:
Demand deposits	61	(79)	(18)
Savings and club accounts	2	(32)	(30)
Certificates of deposit	(158)	(234)	(392)
Borrowed money	(50)	(249)	(299)

Total interest-bearing liabilities	(145)	(594)	(739)

Net interest income	$947	$(196)	$751

Comparison of Financial Condition at September 30, 2014 to September 30, 2013

Total assets increased by $15.0 million, or 5.8%, to $273.3 million at September 30, 2014 from $258.3 million at September 30, 2013. An increase in loans in 2014 of $15.8 million coupled with a decrease in FHLB advances of $939,000, were primarily funded by an increase in total deposits of $14.5 million with both retail deposits and CDARS deposits having increased during the year.

Cash and cash equivalents increased by $0.7 million to $3.2 million at September 30, 2014 from $2.5 million at September 30, 2013.

Securities available for sale decreased by $1.06 million or 2.6% to $39.4 million as of September 30, 2014 from $40.4 million at September 30, 2013 as a result of payments received on securities held as available-for sale. Unrealized losses on the same securities held in the available for sale securities portfolio improved by $1.0 million from an unrealized loss of $1.2 million at September 30, 2013 to an unrealized loss of $0.2 million at September 30, 2014. Available-for-sale securities consist principally of notes, bonds and mortgage-backed securities of U.S. Government Agencies, and corporate and municipal bonds.

Loans receivable were $223.8 million and $208.0 million at September 30, 2014 and 2013, respectively, representing an increase of $15.8 million, or 7.6%, primarily funded by an increase in deposits of $14.5 million and payments of principal received from securities available –for –sale of approximately $1.9 million. The increase in loans resulted principally from additions of $2.9 million of multi-family mortgage loans, $5.4 million of non-residential mortgage loans and additions to commercial and industrial loans of $7.3 million, along with a net addition of $0.2 million as a result of an increase in one-to-four family mortgage loans of $0.9 million offset by a reduction of ($0.7) million in construction loans.

The banking industry as a whole has seen increases in loan delinquencies and defaults in recent years. As of September 30, 2014 and September 30, 2013, the Bank had $2.4 million and $4.8 million of non-performing loans, respectively, substantially all of which were in the process of foreclosure and were placed in a non-accrual status. At September 30, 2014 and 2013, the Bank had $11.2 million and $8.0 million of loans classified as impaired. At September 30, 2014, one impaired loan required a specific loan loss allowance of $4,000. The remaining $11.2 million of impaired loans did not require any specific loan loss allowance. At September 30, 2013, no impaired loans required a specific loan loss allowance. As of September 30, 2014 and 2013, the allowance for loan losses was 0.33% and 0.44% of loans outstanding, respectively. The allowance for loan losses contains two components; the specific allowance for impaired loans individually evaluated, and the allowance for loans collectively evaluated for impairment. The specific allowance for loans individually evaluated for impairment was $4,000 at September 30, 2014 compared to $-0- at September 30, 2013. The allowance for loans collectively evaluated for impairment was $736,000 at September 30, 2014 compared to $923,000 at September 30, 2013. The allowance allocation, or loss percentages are based on one year to five year historical charge-offs, adjusted for the trend of losses, current economic conditions inclusive of unemployment, real estate market valuations and other factors. Allowance allocation percentages can also be adjusted for trends as evidenced by the Federal Deposit Insurance Corporation, Uniform Bank Performance Report (“UBPR”) loss experience for the Bank’s Peer Group. While the economy nationally, as well as in our primary market area, has shown overall signs of improvement during the year ended September 30, 2014, changes in the mix and volume of the loan portfolio, weak conditions in certain sectors of the economy, declines in real estate values in the Bank’s primary market area, and lower commercial real estate cash flows, has resulted in provisions for loan losses of $300,000 and $443,000 being recorded in the years ended September 30, 2014 and 2013, respectively.

Deposits increased by $14.5 million in the year ended September 30, 2014 or approximately 7%, to $226.8 million from $212.3 million at September 30, 2013 principally from higher CDARS deposits of $8.4 million along with a significant increase in retail deposits of approximately $6.1 million. The Bank participates in the Certificate of Deposit Account Registry Service, or the “CDARS” network. Under this network, the Bank can transfer deposits into the network (a one way sell transaction), request that the network deposit funds at the Bank (a one way buy transaction), or deposit funds into the network and receive an equal amount of deposits from the network (a reciprocal transfer). The network provides the Bank with an investment vehicle in the case of a one way sell, a liquidity or funding source in the case of a one way buy and the ability to access additional FDIC insurance for customers in the case of a reciprocal transfer. As of September 30, 2014, the Bank had $18.2 million of CDARS deposits.

Advances from FHLB declined by $0.9 million from $19.9 million at September 30, 2013 to $19.0 million at September 30, 2014. Higher use of CDARS deposits, an increase in customer retail deposits and a decrease in securities were used to fund the decrease in FHLB advances.

Stockholders’ equity increased from $22.7 million at September 30, 2013 to $23.9 million at September 30, 2014 as a result of net income attributable to common shareholders of $567,000 and the improvement in accumulated other comprehensive loss, net of approximately $0.5 million.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2014 and 2013

General. The Company had net income attributable to common shareholders of $567,000 for the year ended September 30, 2014, compared to $906,000 for the year ended September 30, 2013. Net interest income was relatively flat in the year ended September 30, 2014 compared to 2013 and reflected a small increase in the year 2014 of $46,000 over the amount reported in the year ended September 30, 2013. In the year ended September 30, 2014, the Company recorded a reduced provision for loan loss expense amount of $300,000, compared to $443,000 in 2013. In the year ended September 30, 2013, the Company received a reimbursement of $300,000 of legal expenses incurred by the Company in fiscal 2012 in connection with the merger agreement with Customers Bank. Overall non-interest expenses increased by $442,000 in the year ended September 30, 2014 compared to 2013, principally in the area of increased legal expense costs associated with the Definitive Merger Agreement with Putnam County Savings Bank (PCSB) announced on September 25, 2014 and, the associated legal costs with the Customers Bank termination fee litigation, partially offset by the aforementioned reimbursement.

Interest Income. Total interest income decreased by $34,000, or 0.30%, to $11.0 million for the year ended September 30, 2014 from $11.3 million the year ended September 30, 2013.

Interest income from loans increased by $73,000, or 0.70%, to $10.5 million for the year ended September 30, 2014 compared to the year ended September 30, 2013. The increase was due to an increase in the average balance of loans to $217.4 million in the year ended September 30, 2014 from $207.0 million in the year ended September 30, 2013, partially offset by a 21 basis point decrease in the average yield to 4.82% in the 2014 fiscal year from 5.03% in the 2013 fiscal year, reflecting lower market rates, decreases in interest rates on adjustable rate loans and the prepayments of loans in the low interest rate environment. The impact of lower yields reduced interest on loans by $453,000 while higher average balances contributed additional interest income of $526,000.

Interest income from securities decreased by $89,000 in the year ended September 30, 2014 compared to the year ended September 30, 2013. The yield on securities rose by 1 basis point, from 1.88% in the year ended September 30, 2013 to 1.89% in the year ended September 30, 2014 as a result of changes of short term interest rate fluctuations in current market rates. The average balance of securities declined from $44.7 million in the year ended September 30, 2013 to $39.7 million in the year ended September 30, 2014 as redemptions/called securities were used to fund loan growth. While the average interest rate earned on the securities portfolio remained flat with only a 1 basis point increase, the decrease in interest earned on securities is attributable to the decrease in average securities volume of $5.0 million. Interest income from other interest-earning assets decreased by $18,000 for the year ended September 30, 2014, due to the impact of lower average balances and lower interest rates. Other interest-earning assets consist of the investment in the FHLB shares, loans held for sale and cash equivalents.

Interest Expense. Total interest expense decreased by $80,000, or 3.5%, to $2.2 million in the year ended September 30, 2014 compared to $2.3 million in 2013. Interest on demand deposits decreased $31,000 as a result of the impact of lower market interest rates in the 2014 fiscal year, along with lower average balances which decreased by $4.4 million, or 9.1%% in the year ended September 30, 2014, compared to 2013. Interest on savings and club accounts increased by $12,000 all as a result of an increase in average volume in savings and club account balances in the year ended September 30, 2014 of $5.2 million compared to 2013. Interest expense on certificates of deposit increased by $29,000 as a result of a $5.0 million increase in the average balances of CDs in the year ended September 30, 2014, compared to 2013, while the average rate paid on CDs decreased by 4 basis points in year 2014 vs. 2013. Interest expense on borrowed money decreased by $90,000 in the year ended September 30, 2014 compared to 2013 as a result of a reduction in the average balances borrowed from $27.1 million in the year ended September 30, 2013 to $$19.6 million in 2014, partially offset by an increase in average rate.

Moderating FHLB borrowing rates coupled with one remaining high cost borrowing, which will mature in fiscal 2015, caused the average interest rate paid on all FHLB borrowings to increase to 3.54% for the year ended September 30, 2014 compared to 2.89% in the year ended September 30, 2013.

Net Interest Income. Net interest income increased $46,000, or 0.5%, to $9.2 million for the year ended September 30, 2013 from a similar amount for the year ended September 30, 2013. Increases in average interest-earning assets and lower rates on interest-bearing liabilities in the year ended September 30, 2014 as compared to the tear ended September 30, 2013 were the primary reasons that net interest income increased in 2014 when compared to 2013.

Provision for Loan Losses. The allowance for loan losses was $740,000, or 0.33% of gross loans outstanding, at September 30, 2014 compared to $923,000 or 0.44% of gross loans outstanding at September 30, 2013. During the year ended September 30, 2014, the Company charged $300,000 to expense to provide for loan losses, recovered $1,000 of a previously written off loan and had a write off $484,000 against the allowance. The level of the allowance for loan losses is based on estimates and ultimate losses may vary from these estimates. Management reviews the level of the allowance for loan losses on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. As of September 30, 2014 and September 30, 2013, the Bank had $2.4 million and $4.8 million of non-performing loans, substantially all of which were in process of foreclosure and have been placed on non-accrual status. At September 30, 2014 and 2013, the Bank had $11.2 million and $8.0 million of loans classified as impaired. At September 30, 2014, one of these impaired loans required specific loss allowance of $4,000. At September 30, 2013, no loan required a specific loan loss allowance. The impaired loans were primarily the result of continued difficult general economic conditions, continued high unemployment and continued declines in the local real estate market.

The improving but still weak economy nationally and general weaknesses in our primary market lending area contributed to the Company having to provide $300,000 in the provision for loan loss expense in the year ended September 30, 2014, an improvement compared to the $443,000 provided in the year ended September 30, 2013. The reduced provision was the result of changes in the mix and volume of the loan portfolio, modestly improving economic conditions, declining unemployment and slowly recovering real estate values in the Bank’s primary market area coupled with improved commercial real estate cash flows. The Bank has allocated the allowance for loan losses among categories of loan types as well as classification status at each reporting period end date.

Non-interest Income. Non-interest income of $0.3 million in the year ended September 30, 2014 included gains on sale of loans in the 2014 fiscal year of $124,000 compared to $267,000 in fiscal 2013 due to a higher loan volume being sold in 2013.

Non-interest Expenses. Non-interest expenses were $8.1 million for the year ended September 30, 2014 compared to $7.7 million in 2013 an increase of approximately $442,000. Non-interest expenses in 2014 included $300,000 in legal expenses primarily attributable to the PCSB 2014 announced Definitive Merger Agreement and the legal costs associated with the Customers Bank termination fee litigation, 2013 included a legal expense reimbursement of $300,000 from Customers Bank in conjunction with their 2012 merger agreement with the Company which the Company terminated in December 2013 for Customers’ failure to secure the appropriate Federal and New York State approvals.

Salaries and benefits decreased by $272,000, or 6.57%, from $4.1 million in the year ended September 30, 2014 to $3.9 million in the year ended September 30, 2014 as a result of a reduced employee headcount and benefit costs.

Professional fees were $898,000 in the year ended September 30, 2014 and $346,000 in the year ended September 30, 2013, an increase of $552,000. Due to merger related activity in 2014 with Putnam County Savings Bank (PCSB) and the legal costs associated with the Customers Bank termination fee litigation, the Company experienced a significant increase in legal expenses. The other components of non-interest expense were comparable between the two years.

Income Tax Expense. Income tax expense was $336,000 in the year ended September 30, 2014 compared to $452,000 in 2013. The effective tax rate in the years ended September 30, 2014 and 2013 were 33.8% and 32.5%, respectively and are different than the statutory rates as a result of certain non-taxable income on municipal bond holdings and non-deductible expense items.

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

Interest Rate Risk

The Company uses a simulation model to monitor interest rate risk. This model reports the net interest income and net economic value at risk under different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down, from current rates over the five year period following the current financial statements. The changes in interest income and interest expense due to changes in interest rates reflect the interest rate sensitivity of the Company’s interest-earning assets and interest-bearing liabilities. The table below sets forth the latest available estimated changes in net interest income, as of September 30, 2014, that would result from various basis point changes in interest rates over a 12 month period.

Change in Interest Rates In Basis Points (Rate Shock)	Net Interest Income
	Amount	Dollar Change	Percent Change
	(Dollars in thousands)
300	$9,458	$(585)	(6.19)%
200	9,678	(388)	(4.01)%
100	9,886	(192)	(1.94)%
0	10,082	—	0.00%
(100)	9,996	(85)	(0.85)%

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

The Company’s primary sources of funds are deposits, the Certificate of Deposit Account Registry Service, or CDARS network, brokered certificates of deposit, amortization and prepayments of loans, FHLB advances, repayments and maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities repayments are greatly influenced by market interest rates, economic conditions and competition. The Company’s liquidity, represented by cash and cash equivalents and investment securities, is a product of its operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds, available-for-sale securities or cash equivalents and other interest-earning assets. If the Company requires funds beyond its ability to generate them internally, the Company can acquire brokered certificates of deposit, CDARS deposits and draw upon existing borrowing agreements with the FHLB and the Federal Reserve which provide an additional source of funds. At September 30, 2014 and 2013, the Company had $19.0 million and $19.9 million of advances from the FHLB, respectively, brokered deposits from CDARS of $18.2 million and $9.8 million, respectively, and no other brokered deposits.

The Company anticipates that it will have sufficient funds available to meet its current loan and other commitments. As of September 30, 2014, the Company had cash and cash equivalents of $3.1 million and available for sale securities of $39.4 million. At September 30, 2014, the Company has outstanding commitments to originate loans of $13.5 million and $10.7 million of undisbursed funds from approved lines of credit, including a homeowners’ equity line of credit lending program. Certificates of deposit scheduled to mature in one year or less at September 30, 2014, totaled $54.2 million. Historically, the Company’s deposit flow history has been that a significant portion of such deposits remain with the Company.

Capital Resources. In the year ended September 30, 2014, net cash provided by operating activities was $1.7 million, compared to cash provided of $7.7 million in 2013. In the years ended September 30, 2014 and 2013, the net income of $657,000 and $939,000, respectively, included non-cash expenses (consisting of depreciation, amortization, provision for loan losses, deferred taxes and stock-based compensation) of $0.9 million and $1.4 million, respectively. Loans originated for resale used $12,000 of cash in 2014 and provided $2.1 million of cash in 2013.

Net cash provided by financing activities was $13.5 million compared to $6.6 million used by financing activities in the years ended September 30, 2014 and 2013, respectively. In the 2014 and 2013 fiscal years, increases in deposits provided $14.5 million of cash in 2014 and in 2013 deposits provided cash of $8.8 million. In the year ended September 30, 2014, net advances from FHLB used $939,000, while net advances from FHLB used $17.2 million in the year ended September 30, 2013. In the year ended September 30, 2013, the Company sold $1.5 million of preferred stock to Customers Bank.

The Company has a borrowing agreement with the FHLB, of which $18.95 million was in use at September 30, 2014. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loans and securities pledged as collateral.

The following table sets forth the Bank’s capital position at September 30, 2014, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$23,699	12.36%	$15,338	≥	8.00%	$19,173	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	22,959	11.97	—		—	11,504	≥	6.00
Core (Tier 1) capital (to total adjusted assets)	22,959	8.40	10,930	≥	4.00	13,662	≥	5.00
Tangible capital (to total adjusted assets)	22,959	8.40	4,099	≥	1.50	—		—

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

There are currently no recently issued accounting pronouncements that are considered significant to the Company’s consolidated financial statements.

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

To the Stockholders and Board of Directors

CMS Bancorp, Inc.

White Plains, New York

We have audited the accompanying consolidated statements of financial condition of CMS Bancorp, Inc. and subsidiaries (collectively the “Company”) as of September 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Bancorp, Inc. and subsidiaries as of September 30, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLC

Woodbridge, New Jersey

December 19, 2014

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2014	2013
	(Dollars in thousands, except per share data)
ASSETS
Cash and amounts due from depository institutions	$1,343	$2,219
Interest-bearing deposits	1,804	258

Total cash and cash equivalents	3,147	2,477
Securities available for sale	39,365	40,420
Loans held for sale	349	337
Loans receivable, net of allowance for loan losses of $740 and $923, respectively	223,786	207,996
Premises and equipment	2,593	2,742
Federal Home Loan Bank of New York stock, at cost	1,150	1,262
Accrued interest receivable	925	954
Other assets	2,029	2,067

Total assets	$273,344	$258,255

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$226,782	$212,312
Advances from Federal Home Loan Bank of New York	18,950	19,889
Advance payments by borrowers for taxes and insurance	1,284	1,221
Other liabilities	2,452	2,098

Total liabilities	249,468	235,520

Commitments and Contingencies
Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, 1,500 shares issued and outstanding (liquidation preference value $1,000 per share)	—	—
Common stock, $.01 par value, authorized shares: 7,000,000; shares issued: 2,055,165; shares outstanding: 1,862,803	21	21
Additional paid-in capital	20,358	20,283
Retained earnings	7,574	7,007
Treasury stock, 192,362 shares	(1,660)	(1,660)
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(1,233)	(1,288)
Accumulated other comprehensive (loss)	(1,184)	(1,628)

Total stockholders’ equity	23,876	22,735

Total liabilities and stockholders’ equity	$273,344	$258,255

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended September 30,
	2014	2013
	(Dollars in thousands, except per share data)
Interest income:
Loans	$10,479	$10,406
Securities	751	840
Other interest-earning assets	68	86

Total interest income	11,298	11,332

Interest expense:
Deposits	1,482	1,472
Mortgage escrow funds	29	52
Borrowings, short term	28	36
Borrowings, long term	637	696

Total interest expense	2,176	2,256

Net interest income	9,122	9,076
Provision for loan losses	300	443

Net interest income after provision for loan losses	8,822	8,633

Non-interest income:
Fees and service charges	152	159
Net gain on sale of loans	124	267
Other	18	13

Total non-interest income	294	439

Non-interest expense:
Salaries and employee benefits	3,867	4,139
Net occupancy	1,343	1,282
Equipment	796	754
Professional fees	898	346
Advertising	69	29
Federal insurance premiums	209	223
Directors’ fees	198	213
Other	743	695

Total non-interest expense	8,123	7,681

Income before income taxes	993	1,391
Income tax expense	336	452

Net income	657	939
Preferred stock dividends	90	33

Net income attributable to common shareholders	$567	$906

Net income per common share:
Basic and diluted	$0.33	$0.52

Weighted average number of common shares outstanding:
Basic	1,737,438	1,734,007

Diluted	1,740,913	1,735,252

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended September 30,
	2014	2013
	(In thousands)
Net income	$657	$939

Other comprehensive income (loss):
Net unrealized holding gains (losses) on securities available for sale, net of deferred income tax of $(394,000) and $792,000	598	(1,202)
Retirement plan loss, net of deferred income tax of $137,000 and $361,000, respectively	(209)	(548)
Retirement plan amortization, net of deferred income tax of $(36,000) and $(7,000), respectively	55	11

Other comprehensive income (loss)	444	(1,739)

Comprehensive income (loss)	$1,101	$(800)

(a)	Retirement plan amortization and related income tax are reflected in the consolidated statement of operations within the salaries and benefits and income tax expense lines, respectively.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended September 30, 2014 and 2013

(Dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance October 1, 2012	$—	$21	$18,728	$6,101	$(1,660)	$(1,343)	$111	$21,958
Net loss				939				939
Other comprehensive loss							(1,739)	(1,739)
ESOP shares committed for release			(7)			55		48
Stock option expense			53					53
Restricted stock award expense			54					54
Preferred stock dividends				(33)				(33)
Proceeds of sale of preferred stock			1,455					1,455

Balance September 30, 2013	—	21	20,283	7,007	(1,660)	(1,288)	(1,628)	22,735
Net income				657				657
Other comprehensive income							444	444
ESOP shares committed for release			(5)			55		50
Stock option expense			44					44
Restricted stock award expense			36					36
Preferred stock dividends				(90)				(90)

Balance September 30, 2014	$—	$21	$20,358	$7,574	$(1,660)	$(1,233)	$(1,184)	$23,876

See notes to consolidated financial statements.

CMS Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2014	2013
	(In thousands)
Cash flows from operating activities:
Net income	$657	$939
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	371	357
Amortization and accretion, net	78	125
Provision for loan losses	300	443
Provision for loss on other real estate	77	—
Deferred income taxes	(8)	314
ESOP expense	50	48
Stock option expense	44	53
Restricted stock award expense	36	54
Net gain on sale of loans	(124)	(267)
Loans originated for resale	(6,157)	(8,050)
Proceeds from loans sold	6,269	10,406
Decrease in interest receivable	29	52
(Increase) decrease in other assets	(65)	3,250
(Decrease) increase in accrued interest payable	(21)	37
Increase (decrease) in other liabilities	119	(50)

Net cash provided by operating activities	1,655	7,711

Cash flows from investing activities:
Principal repayments, calls and maturities on securities available for sale	1,891	5,853
Net (increase) in loans receivable	(16,468)	(7,525)
Proceeds from sale of other real estate owned	196	518
Additions to premises and equipment	(222)	(45)
Redemption of FHLB stock	112	770

Net cash used by investing activities	(14,491)	(429)

Cash flows from financing activities:
Net increase in deposits	14,472	8,796
Net increase (decrease) in short-term advances from Federal Home Loan Bank of N.Y.	7,040	(12,740)
Proceeds of long-term advances from Federal Home Loan Bank of N.Y.	2,350	1,250
Repayment of long-term advances from Federal Home Loan Bank of N.Y.	(10,329)	(5,751)
Net increase in payments by borrowers for taxes and insurance	63	377
Proceeds of sale of preferred stock	—	1,455
Dividend on preferred stock	(90)	(33)

Net cash (used by) financing activities	13,506	(6,646)

Net increase in cash and cash equivalents	670	636
Cash and cash equivalents-beginning	2,477	1,841

Cash and cash equivalents-ending	$3,147	$2,477

Supplemental information:
Cash paid during the period for:
Interest	$2,197	$2,219
Income taxes	$314	$14
Other:
Other real estate owned acquired in settlement of loans	$456	$518

See notes to consolidated financial statements.

CMS Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Principles of Consolidation

The consolidated financial statements include the accounts of CMS Bancorp, Inc. (the “Company”) a Delaware Corporation and its wholly owned subsidiary, CMS Bank (the “Bank”). The Company’s business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified in the consolidated financial statements to conform to the current presentation.

Note 2—Description of Business, Nature of Operations and Pending Merger Agreement with Putnam County Savings Bank

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

On September 25, 2014, the Company and Bank entered into an Agreement and Plan of Merger dated as of September 25, 2014 (“Merger Agreement”) by and among Putnam County Savings Bank, a New York-chartered mutual savings bank (“Putnam”), Putnam County Acquisition Corporation, (“Acquisition Corporation”), the Company and Bank. Under the terms of the Merger Agreement, and subject to the terms and conditions thereof, Putnam will acquire the Company and Bank through a series of transactions by which the Acquisition Corporation will merge with and into the Company, immediately thereafter followed by the mergers of the Company and Bank with and into Putnam, which shall be the surviving bank (collectively, the “Merger”). The combined organization will be operated under the name of “Putnam County Savings Bank.”

Upon effectiveness of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive a cash payment of $13.25 per share and each option issued and outstanding immediately prior to the effective time of the Merger shall be cancelled and converted into the right to receive a cash payment in an amount determined in the manner set forth in the Merger Agreement equal to the difference between $13.25 and the exercise price of the option.

Note 3—Transaction and Litigation – Customers Bancorp, Inc.

As previously announced, effective December 31, 2013, the Company terminated a merger agreement dated as of August 10, 2012 (amended effective as of April 22, 2013) by and between the Company and Customers Bancorp, Inc. (“Customers”) due to non-receipt by Customers of required government approvals to consummate the merger. The termination provisions of the merger agreement had called for a $1.0 million termination fee to be paid to the Company by Customers. To date, Customers has not paid the termination fee. On March 24, 2014, the Company filed suit in the Eastern District of Pennsylvania to recover the termination fee from Customers. The lawsuit is currently pending.

Notwithstanding the termination of the merger agreement, Customers continues to hold shares of the Company’s Series A Noncumulative Perpetual Preferred Stock (“Series A Preferred Stock”) pursuant to the terms of such preferred stock as set forth in the Certificate of Designations establishing the designations, powers, preferences, limitations, restrictions, and relative rights of the Series A Preferred Stock filed with the Secretary of State of Delaware on May 21, 2013.

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

The terms of the Merger Agreement with Putnam require the Company to redeem all shares of the Series A Preferred Stock prior to consummation of the merger with Putnam.

Note 4—Summary of Significant Accounting Policies

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

The Company follows Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This guidance sets forth the period after the balance sheet date during which management of the reporting entity should evaluate events or transactions that occur for potential recognition in the financial statements. This guidance identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred after September 30, 2014 and through the date these consolidated financial statements were issued.

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

Federal Home Loan Bank of New York Stock

The Company’s required investment in the common stock of the FHLB is carried at cost as of September 30, 2014 and 2013.

Management periodically evaluates this common stock for impairment based on assessment of the ultimate recoverability of the cost of the stock rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost of the stock is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB, and (4) the liquidity position of the FHLB. Management believes no impairment charge was necessary related to the FHLB stock as of September 30, 2014 or 2013.

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

The Company follows the FASB’s guidance regarding accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of this guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2014 and 2013. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2014 and 2013. The tax years subject to examination by the taxing authorities are the years ended September 30, 2014 and 2013, and December 31, 2012 and 2011.

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

Net Income Per Share

Basic net income per share was computed by dividing the net income available to common stockholders by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Company’s employee stock ownership plan, or “ESOP”. Stock options granted are considered common stock equivalents and are therefore considered in diluted net income per share calculations, if dilutive, using the treasury stock method. For the years ended September 30, 2014 and 2013, 157,879 and 178,179 of the 186,479 of stock options outstanding were anti-dilutive and therefore excluded from the computation of diluted net income per share. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating both basic and diluted net income per share until they are committed to be released.

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

Note 5—Securities Available for Sale

Securities available for sale as of September 30, 2014 and 2013 were as follows:

September 30, 2014	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
U.S. Government Agencies:
Due within five years	$4,997	$—	$30	$4,967
Due after five but within ten years	9,995	—	241	9,754
Due after ten years but within fifteen years	5,000	—	148	4,852
Corporate bonds due after five years but within ten years	4,364	53	—	4,417
Municipal bonds:
Due within five years	1,281	17	—	1,298
Due after five years but within ten years	2,436	58	3	2,491
Mortgage-backed securities	11,492	178	84	11,586

	$39,565	$306	$506	$39,365

September 30, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
U.S. Government Agencies:
Due after five but within ten years	$14,990	$—	$760	$14,230
Due after ten years but within fifteen years	5,000	—	404	4,596
Corporate bonds due after five years but within ten years	4,384	—	78	4,306
Municipal bonds:
Due within five years	988	—	8	980
Due after five years but within ten years	2,753	32	38	2,747
Mortgage-backed securities	13,497	203	139	13,561

	$41,612	$235	$1,427	$40,420

The age of unrealized losses and fair value of related securities available for sale at September 30, 2014 and September 30, 2013 were as follows:

	Less than 12 Months		12 Months or More		Total
September 30, 2014	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
U.S. Government Agencies	$—	$—	$19,573	$419	$19,573	$419
Municipal bonds	—	—	1,324	3	1,324	3
Mortgage-backed securities	—	—	3,743	84	3,743	84

	$—	$—	$24,640	$506	$24,640	$506

	Less than 12 Months		12 Months or More		Total
September 30, 2013	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
U.S. Government Agencies	$18,826	$1,164	$—	$—	$18,826	$1,164
Corporate bonds	4,306	78			4,306	78
Municipal bonds	2,625	46			2,625	46
Mortgage-backed securities	4,353	139	—	—	4,353	139

	$30,110	$1,427	$—	$—	$30,110	$1,427

When the fair value of security is below its amortized cost, additional analysis is performed to determine whether other-than-temporary impairment conditions exist. Securities are analyzed quarterly for possible other-than-temporary impairment. In addition to the severity of unrealized losses and the length of time such losses have existed, the analysis considers (i) whether the Company has the intent to sell the securities prior to recovery and/or maturity and (ii) whether it is more likely than not that the Company will have to sell the securities prior to recovery and/or maturity. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on the Company’s consolidated financial statements.

The unrealized losses reported on securities at September 30, 2014 relate to four securities issued by U.S. Government Agencies, one Municipal bond and one Mortgage-backed security. These unrealized losses were due to changes in interest rates.

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of securities available for sale during the years ended September 30, 2014 and 2013.

Refer to Note 9 for disclosure of pledged securities.

Note 6—Loans Receivable

	September 30,
	2014	2013
	(In thousands)
Real estate:
One-to-four-family	$90,567	$90,177
Multi-family	28,659	25,771
Non-residential	56,076	50,655
Construction	174	935
Home equity and second mortgages	8,653	8,169

	184,129	175,707
Commercial & Industrial	40,346	33,089
Consumer	55	103

Total Loans	224,530	208,899
Allowance for loan losses	(740)	(923)
Net deferred loan origination fees and costs	(4)	20

	$223,786	$207,996

The following table summarizes the primary segments of the loan portfolio, including net deferred loan origination fees and costs, as of September 30, 2014 and 2013:

September 30, 2014	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Real estate:
One-to-four-family	$5,740	$84,825	$90,565
Multi-family	—	28,658	28,658
Non-residential	1,738	54,337	56,075
Construction	—	174	174
Home equity and second mortgages	374	8,279	8,653

	7,852	176,273	184,125
Commercial & Industrial	3,297	37,049	40,346
Consumer	4	51	55

Total	$11,153	$213,373	$224,526

September 30, 2013	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Real estate:
One-to-four-family	$6,693	$83,493	$90,186
Multi-family	—	25,773	25,773
Non-residential	—	50,660	50,660
Construction	—	935	935
Home equity and second mortgages	471	7,699	8,170

	7,164	168,560	175,724
Commercial & Industrial	873	32,219	33,092
Consumer	—	103	103

Total	$8,037	$200,882	$208,919

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of September 30, 2014 and 2013:

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
September 30, 2014	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Real estate:
One-to-four-family	$—	$—	$5,740	$5,740	$5,874
Multi-family	—	—	—	—	—
Non-residential	—	—	1,738	1,738	2,071
Construction	—	—	—	—	—
Home equity and second mortgages	—	—	374	374	374

	—	—	7,852	7,852	8,319
Commercial & Industrial	—	—	3,297	3,297	3,297
Consumer	4	4	—	4	4

Total	$4	$4	$11,149	$11,153	$11,620

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
September 30, 2013	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Real estate:
One-to-four-family	$—	$—	$6,693	$6,693	$6,658
Multi-family	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction	—	—	—	—	—
Home equity and second mortgages	—	—	471	471	462

	—	—	7,164	7,164	7,120
Commercial & Industrial	—	—	873	873	873
Consumer	—	—	—	—	—

Total	$—	$—	$8,037	$8,037	$7,993

The following table presents the average recorded investment in impaired loans and related interest income recognized for the years ended September 30, 2014 and 2013:

September 30, 2014	One-to- four- family	Home Equity and Second Mortgages	Non- residential	Commercial & Industrial	Consumer	Total
	(In thousands)
Average investment in impaired loans	$5,977	$381	$1,653	$1,144	$1	$9,156
Interest income recognized on an accrual basis on impaired loans	95	10	18	97	—	220
Interest income recognized on a cash basis on impaired loans	45	2	—	7	—	54

September 30, 2013	One-to- four- family	Home Equity and Second Mortgages	Non- residential	Commercial	Consumer	Total
	(In thousands)
Average investment in impaired loans	$9,165	$558	$—	$175	$10	$9,908
Interest income recognized on an accrual basis on impaired loans	118	11	—	26	—	155
Interest income recognized on a cash basis on impaired loans	19	2	—	1	—	22

The following table presents the classes of the loan portfolio summarized by the aggregate Pass (including loans graded Watch) and the classified ratings of Special Mention, Substandard and Doubtful within the internal risk rating system as of September 30, 2014 and 2013:

September 30, 2014	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Real estate:
One-to-four-family	$87,808	$—	$2,757	$—	$90,565
Multi-family	28,658	—	—	—	28,658
Non-residential	54,337	—	1,738	—	56,075
Construction	174	—	—	—	174
Home equity and second mortgages	8,417	139	97	—	8,653

	179,394	139	4,592	—	184,125
Commercial & Industrial	35,839	1,210	3,297	—	40,346
Consumer	51	—	—	4	55

Total	$215,284	$1,349	$7,889	$4	$224,526

September 30, 2013	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
Real estate:
One-to-four-family	$86,077	$—	$4,109	$—	$90,186
Multi-family	25,018	755	—	—	25,773
Non-residential	50,660	—	—	—	50,660
Construction	935	—	—	—	935
Home equity and second mortgages	7,999	—	171	—	8,170

	170,689	755	4,280	—	175,724
Commercial & Industrial	28,498	3,721	873	—	33,092
Consumer	103	—	—	—	103

Total	$199,290	$4,476	$5,153	$—	$208,919

Management further monitors the performance and credit quality of the loan portfolio by analyzing the delinquency aging of the portfolio as determined by the length of time a recorded payment is past due.

The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of September 30, 2014 and 2013:

September 30, 2014	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Non- Accrual	Total Past Due	Total
	(In thousands)
Real estate:
One-to-four-family	$88,304	$240	$—	$—	$2,021	$2,261	$90,565
Multi-family	28,658	—	—	—	—	—	28,658
Non-residential	56,075	—	—	—	—	—	56,075
Construction	174	—	—	—	—	—	174
Home equity and second mortgages	8,416	—	50	—	187	237	8,653

	181,627	240	50	—	2,208	2,498	184,125
Commercial & Industrial	39,678	511	—	—	157	668	40,346
Consumer	51	—	—	4	—	4	55

Total	$221,356	$751	$50	$4	$2,365	$3,170	$224,526

September 30, 2013	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Non- Accrual	Total Past Due	Total
	(In thousands)
Real estate:
One-to-four-family	$86,125	$—	$237	$—	$3,824	$4,061	$90,186
Multi-family	25,773	—	—	—	—	—	25,773
Non-residential	50,660	—	—	—	—	—	50,660
Construction	935	—	—	—	—	—	935
Home equity and second mortgages	8,098	—	—	—	72	72	8,170

	171,591	—	237	—	3,896	4,133	175,724
Commercial & Industrial	32,206	—	13	—	873	886	33,092
Consumer	103	—	—	—	—	—	103

Total	$203,900	$—	$250	$—	$4,769	$5,019	$208,919

The Company is not committed to lend additional funds on nonaccrual loans at September 30, 2014.

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

The following table summarizes the primary segments of the ALLL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of September 30, 2014 and 2013:

September 30, 2014	ALLL Balance	Collectively Evaluated for Impairment	Individually Evaluated for Impairment
	(In thousands)
Real estate:
One-to-four-family	$257	$257	$—
Multi-family	83	83	—
Non-residential	266	266	—
Construction	—	—	—
Home equity and second mortgages	26	26	—

	632	632	—
Commercial & Industrial	100	100	—
Consumer	8	4	4

Total	$740	$736	$4

September 30, 2013	ALLL Balance	Collectively Evaluated for Impairment	Individually Evaluated for Impairment
	(In thousands)
Real estate:
One-to-four-family	$225	$225	$—
Multi-family	48	48	—
Non-residential	374	374	—
Construction	7	7	—
Home equity and second mortgages	82	82	—

	736	736	—
Commercial & Industrial	187	187	—
Consumer	—	—	—

Total	$923	$923	$—

The following table summarizes activity in the primary segments of the ALLL for the years ended September 30, 2014 and 2013:

September 30, 2014	Balance September 30, 2013	Charge- offs	Recoveries	Provision	Balance September 30, 2014
	(In thousands)
Real estate:
One-to-four-family	$225	$(142)	$—	$174	$257
Multi-family	48	—	—	35	83
Non-residential	374	(333)	—	225	266
Construction	7	—	—	(7)	—
Home equity and second mortgages	82	—	—	(56)	26

	736	(475)	—	370	632
Commercial & Industrial	187	(9)	1	(79)	100
Consumer	—	—	—	8	8

Total	$923	$(484)	$1	$300	$740

September 30, 2013	Balance September 30, 2012	Charge- offs	Recoveries	Provision	Balance September 30, 2013
	(In thousands)
Real estate:
One-to-four-family	$625	$(562)	$82	$80	$225
Multi-family	35	—	—	13	48
Non-residential	67	—	—	307	374
Construction	3	—	—	4	7
Home equity and second mortgages	71	—	—	14	82

	801	(562)	82	415	736
Commercial & Industrial	164	—	—	23	187
Consumer	2	(7)	—	5	—

Total	$967	$(569)	$82	$443	$923

A troubled debt restructuring (“TDR”) is a loan that has been modified whereby the Bank has agreed to make certain concessions that would otherwise not be granted to a borrower experiencing or expected to experience financial difficulties in order to maximize the ultimate recovery of a loan. The types of concessions granted generally include, but are not limited to interest rate reductions, limitations on the accrued interest charged, term extensions, and deferment of principal. In evaluating whether a restructuring constitutes a TDR, a creditor must separately conclude that the restructuring constitutes a concession and the borrower is experiencing financial difficulties. The concessions granted on these loans consisted of interest rate reductions and/- or extensions of the loan term. The following table summarizes the TDR identified during the years ended September 30, 2014 and 2013:

September 30, 2014	Number of Loans	Recorded Investment Before Modification	Recorded Investment After Modification
	(Dollars in thousands)
One-to-four-family	4	$1,471	$1,590
Non-residential	1	532	549
Commercial & Industrial	1	170	167

September 30, 2013	Number of Loans	Recorded Investment Before Modification	Recorded Investment After Modification
	(Dollars in thousands)
One-to-four-family	4	$1,089	$1,170

A default on a troubled debt restructured loan for purposes of disclosure occurs when a borrower is 90 days past due or a foreclosure or repossession of the applicable collateral has occurred. During the years ended September 30, 2014 and 2013, one and no defaults occurred on troubled debt restructured loans that were modified as a TDR within 12 months of the initial modification, respectively. The TDR that defaulted during the year ended September 30, 2014 was a one-to-four-family loan and totaled approximately $506,000 at September 30, 2014.

Note 7—Premises and Equipment

	September 30,
	2014	2013
	(In thousands)
Land	$179	$179

Buildings and improvements	1,336	1,336
Accumulated depreciation	(669)	(632)

	667	704

Leasehold improvements	2,561	2,526
Accumulated amortization	(1,260)	(1,068)

	1,301	1,458

Furnishings and equipment	2,576	2,388
Accumulated depreciation	(2,130)	(1,987)

	446	401

	$2,593	$2,742

Note 8—Deposits

	September 30,
	2014		2013
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Demand deposits:
Non-interest bearing deposits	$35,451	—	$28,488	—
Interest bearing deposits	41,675	0.32%	50,275	0.30%

	77,126	0.17%	78,763	0.19%
Savings and club deposits	44,230	0.27%	43,050	0.25%
Certificates of deposit	105,426	1.17%	90,499	1.37%

	$226,782	0.71%	$212,312	0.71%

The scheduled maturities of certificates of deposit are as follows:

Years Ending September 30, (In thousands)
2015	$54,238
2016	31,217
2017	14,849
2018	4,766
2019	356

$105,426

Interest expense on deposits consists of the following:

	Years Ended September 30,
	2014	2013
	(In thousands)
Demand deposits	$135	$166
Savings and club deposits	118	106
Certificates of deposit	1,229	1,200

	$1,482	$1,472

The aggregate amount of certificates of deposit with balances of $100,000 or more totaled approximately $60.2 million and $38.6 million at September 30, 2014 and 2013, respectively. Depositor’s accounts are insured by the FDIC up to the standard maximum deposit insurance amount $250,000 for each deposit insurance ownership category.

Note 9—Advances from FHLB

A schedule of advances from the FHLB follows:

	September 30,
	2014	2013
	(In thousands)
Overnight and short term advances, maturing in less than one year, with interest at 0.39% and 0.38%	$11,600	$4,560
One year advance, maturing February 12, 2015 and February 28, 2014, with interest payable monthly at 0.27% and 0.27%	2,350	1,250
Seven year advance, maturing December 29, 2014, with interest payable quarterly at 3.56%	5,000	5,000
Seven year fixed rate advance with interest at 5.57%, payable in monthly installments of principal and interest of $57,000 with a balloon payment of $8,925,000 on August 8, 2014	—	9,079

Total	$18,950	$19,889

A schedule of the Company’s annual principal obligations to the FHLB is as follows:

Year Ending September 30, (In thousands)
2015	$18,950

$18,950

These FHLB advances are secured by stock of the FHLB in the amount of $1.2 million and $1.3 million at September 30, 2014 and 2013, respectively, and a blanket assignment on the qualifying loans.

The Company can borrow on an overnight or a term basis from the FHLB. The Company’s overall credit exposure at the FHLB cannot exceed 50% of its total assets, subject to certain limitations based on the underlying loans pledged as collateral.

No available-for-sale securities were pledged to the FHLB as of September 30, 2014 and 2013.

Note 10—Lease Commitments and Total Rental Expense

The Company leases five locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at September 30, 2014 (in thousands):

Years ending September 30,
2015	$577
2016	500
2017	503
2018	375
2019	279
Thereafter	1,528

$3,762

The total rental expense and related charges for all leases for the years ended September 30, 2014 and 2013 was $797,000 and $786,000, respectively.

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

Retained earnings at September 30, 2014 included approximately $1,981,000 of such bad debt deduction for which federal income taxes of approximately $612,000 have not been provided. In addition, deferred New York State taxes of approximately $369,000 have not been provided on bad debt deductions in the amount of $4,100,000. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes expense are as follows:

	Years Ended September 30,
	2014	2013
	(In thousands)
Current income tax expense:
Federal	$275	$105
State	69	33

	344	138

Deferred income tax expense (benefit):
Federal	(6)	230
State	(2)	84

	(8)	314

	$336	$452

The following table reconciles the reported income taxes and the federal income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended September 30,
	2014	Percent of Pretax Income	2013	Percent of Pretax Income
	(Dollars in thousands)
Federal income taxes	$338	34.0%	$473	34.0%
State income taxes, net of federal income tax effect	44	4.4%	77	5.5%
Non-deductible stock based compensation	3	0.3%	14	1.0%
Non-deductible merger related costs (reimbursement)	0	0.0%	(102)	(7.3)%
Other items, net	(46)	(4.6)%	4	0.3%

Effective Income Taxes	$336	33.8%	$452	32.5%

The tax effects of existing temporary differences that give rise to significant portions of net deferred tax assets and liabilities are as follows:

	September 30,
	2014	2013
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$294	$366
Depreciation	107	—
Deferred rent	75	63
Benefit plan adjustment (Accumulated Other Comprehensive Income)	700	599
Unrealized loss on securities available for sale	79	473
Stock based compensation	228	203
Interest income and other	43	152

Total Deferred Tax Assets	1,526	1,856

Deferred tax liabilities:
Accrued pension	274	292
Depreciation	—	26

Total Deferred Tax Liabilities	274	318

Net Deferred Tax Assets Included in Other Assets	$1,252	$1,538

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carry-forwards are available.

At September 30, 2014 and 2013 the Company had no net operating loss carry-forwards available for tax reporting purposes.

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

Accumulated other comprehensive (loss), which is included in stockholders’ equity, consisted of the following:

	September 30,
	2014	2013
	(In thousands)
Net unrealized holding (losses) on securities available for sale, net of deferred income tax benefits of $79,000 and $473,000, respectively	$(121)	$(719)
Benefit plan adjustment, net of related deferred taxes of $700,000 and $599,000, respectively	(1,063)	(909)

	$(1,184)	$(1,628)

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

	September 30,
	2014	2013
	(In thousands)
GAAP capital:	$21,775	$20,318
Pension liability, net of deferred taxes	1,063	909
Unrealized (gain) loss on securities available for sale, net of deferred taxes	121	719

Tier I and tangible capital	22,959	21,946
General valuation allowance	740	923

Total Regulatory Capital	$23,699	$22,869

The following table sets forth the Bank’s capital position, compared to the minimum regulatory capital requirements:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
September 30, 2014:
Total capital (to risk-weighted assets)	$23,699	12.36%	$15,338	≥	8.00%	$19,173	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	22,959	11.97	—		—	11,504	≥	6.00
Core (Tier 1) capital (to total adjusted assets)	22,959	8.40	10,930	≥	4.00	13,662	≥	5.00
Tangible capital (to total adjusted assets)	22,959	8.40	4,099	≥	1.50	—		—
September 30, 2013:
Total capital (to risk-weighted assets)	$22,869	12.91%	$14,176	≥	8.00%	$17,720	≥	10.00%
Core (Tier 1) capital (to risk-weighted assets)	21,946	12.39	—		—	10,632	≥	6.00
Core (Tier 1) capital (to total adjusted assets)	21,946	8.49	10,342	≥	4.00	12,928	≥	5.00
Tangible capital (to total adjusted assets)	21,946	8.49	3,878	≥	1.50	—		—

The Bank continues to meet the requirements to be categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since September 30, 2014 that management believes would change the Bank’s regulatory capital categorization.

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

	September 30,
	2014	2013
	(In thousands)
Change in benefit obligation:
Benefit obligation—beginning of year	$5,065	$4,043

Interest cost	248	256
Actuarial loss	481	957
Benefits paid	(219)	(191)

Benefit obligation—end of year	$5,575	$5,065

Change in plan assets:
Fair value of assets—beginning of year	$4,298	$4,157
Actual return on plan assets	429	332
Benefits paid	(219)	(191)

Fair value of assets—end of year	$4,508	$4,298

	September 30,
	2014	2013
	(In thousands)
Reconciliation of funded status:
Accumulated benefit obligation	$5,575	$5,065

Projected benefit obligation	$(5,575)	$(5,065)
Fair value of assets	4,508	4,298

Funded status	$(1,067)	$(767)

Accrued pension cost included in other liabilities	$(1,067)	$(767)

The Company expects to recognize approximately $91,000 of net actuarial loss in operations during the year ending September 30, 2015.

	September 30,
	2014	2013
	(In thousands)
Amounts recognized in accumulated other comprehensive loss, pre-tax, consist of:
Net actuarial loss	$(1,763)	$(1,508)

	Years Ended September 30,
	2014	2013
	(Dollars in thousands)
Net periodic pension expense
Interest cost	$248	$256
Expected return on assets	(293)	(284)
Amortization of unrecognized net loss	91	18

Total net periodic pension (credit) expense	$46	$(10)

Valuation assumptions:
Discount rate	4.50%	5.00%
Rate of return on long-term assets	7.00%	7.00%
Salary increase rate	0.00%	0.00%

The Plan assets are invested as follows:

	September 30,
	2014	2013
Separate account—Prudential Large Cap Blend / Victory Fund	52%	51%
Guaranteed insurance funds	48%	49%

	100%	100%

The overall expected long-term rate of return on Plan assets was 7.0% for both 2014 and 2013.

The fair values of the Company’s pension plan assets, by asset category (see Note 17 for definition of Levels), are as follows:

September 30, 2014	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)
Separate account—Prudential Large Cap Blend /Victory Fund	$2,342	$—	$2,342	$—
Guaranteed investment contract	$2,166	$—	$—	$2,166

September 30, 2013
	(In thousands)
Separate account—Prudential Large Cap Blend /Victory Fund	$2,178	$—	$2,178	$—
Guaranteed investment contract	$2,120	$—	$—	$2,120

At September 30, 2014, expected benefit payments were as follows (in thousands):

Years ending September 30,
2015	$226
2016	222
2017	226
2018	272
2019	338
2020 to 2024	1,678

$2,962

The Bank does not expect to have any required contributions to the Plan during the fiscal year ending September 30, 2015.

401(k) “Savings and Investment Plan”

The Company has implemented a Savings and Investment Plan (the “Savings Plan”) pursuant to Section 401(k) of the Internal Revenue Code for all eligible employees. Under the Savings Plan, employees may elect to contribute a percentage of their compensation, subject to limits. The Company makes a matching contribution equal to 50% of an employee’s contribution, up to 8.0% of compensation, subject to certain limitations. The Savings Plan expenses for the years ended September 30, 2014 and 2013, amounted to $72,000 and $83,000, respectively.

Employees Stock Ownership Plan (“ESOP”)

The Company established an ESOP for all eligible employees in connection with the public offering of common stock in April 2007. The ESOP used the proceeds of a $1.6 million, 8.0% term loan from the Company to purchase 164,413 shares of Company common stock. The term loan from the Company to the ESOP is payable in annual installments of principal and interest over 30 years commencing on December 31, 2007. The Company intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments on the term loan to the ESOP from the Company. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as defined by the ESOP, in the year of allocation. As of September 30, 2014 and 2013, the loan had a balance of $1,487,000 and $1,509,000, respectively.

The ESOP is accounted for in accordance with the guidance issued by FASB. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.

As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $50,000 and $48,000 for the years ended September 30, 2014 and 2013, respectively.

The ESOP shares are summarized as follows:

	September 30,
	2014	2013
Unearned shares	121,900	127,380
Shares committed to be released	4,110	4,110
Shares released	36,992	31,512

Total shares	163,002	163,002

Fair value of unearned shares	$1,573,000	$1,093,000

Note 15—Stock Based Compensation

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

Under the Plans, the Company has granted shares of restricted stock and options to purchase the Company’s common stock as shown in the following table. The fair value of each stock option grant was established at the date of grant using the Black-Scholes option pricing model and the assumptions shown in the following table:

	September 2014		September 2013
Shares of restricted stock		—	4,519
Grant date fair value per share		$—	$8.04
Number of stock options		—	16,000
Exercise price	$	NA	$8.04
Fair value per option	$	NA	$4.85
Risk free interest rate		NA	1.62%
Volatility factor		NA	61.2%
Expected life		NA	7 years
Dividends		NA	none

The Company expenses, in accordance with FASB guidance, the fair value of all options over their five year vesting periods and expenses the fair value of all share-based compensation granted over the requisite five year vesting periods. In the years ended September 30, 2014 and 2013, the Company recorded an expense of $44,000 and $53,000 respectively, relating to stock options and $36,000 and $54,000, respectively, relating to the restricted stock. The Company recognized approximately $32,000 and $44,000 of income tax benefits resulting from this expense in the years ended September 30, 2014 and 2013, respectively.

As of September 30, 2014 and 2013, there were 19,037 stock options and no shares of restricted stock in either year remaining available for future awards under the Plans. Stock options and restricted stock awarded under the Plans vest over five years, at the rate of 20% per year.

The following is a summary of the status of the Company’s non-vested restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at September 30, 2012	28,255	$8.99
Vested	(15,584)	$9.74

Non-vested at September 30, 2013	12,771	$8.24
Vested	(4,265)	$8.20

Non-vested at September 30, 2014	8,506	$8.26

Expected future compensation expense relating to the 8,506 non-vested restricted shares outstanding at September 30, 2014 is $56,000 over a weighted average period of 2.0 years.

The following is a summary of stock option activity:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at September 30, 2012	186,479	$9.56	6.2 years
Granted	—	$—	—

Balance at September 30, 2013	186,479	$9.56	5.2 years
Granted	—	—	—

Balance at September 30, 2014	186,479	$9.56	4.2 years

Exercisable at September 30, 2014	163,439	$9.77	2.4 years

Shares issued upon exercise of stock options will be issued from treasury stock or from previously unissued shares. As of September 30, 2014, the Company had 192,362 shares of treasury stock. Expected future compensation expense relating to non-vested options outstanding at September 30, 2014 is $84,000 over a weighted average period of 2.4 years.

At September 30, 2014 and 2013, the stock options outstanding had an intrinsic value of $623,000 and $27,000, respectively, and stock options exercisable had an intrinsic value of $111,000 and $10,000 at September 30, 2014 and 2013, respectively.

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

The Company has the following outstanding commitments:

	September 30
	2014	2013
	(In thousands)
Commitments to originate loans, expiring in three months or less	$2,756	$3,850
Commitments under homeowners’ equity lending program	6,721	6,619
Commitments under overdraft protection and commercial lines of credit	3,982	4,558

Total	$13,459	$15,027

At September 30, 2014, $892,700 in outstanding commitments to originate loans were at fixed rates ranging from 4.25% to 4.375% and $1,863,000 were at variable rates ranging from 4.25% to 4.75% at September 30, 2014. At September 30, 2013, $900,000 in outstanding commitments to originate loans were at fixed rates ranging from 3.75% to 4.875% and $2,950,000 were variable rates ranging from 4.25% to 4.75%. At September 30, 2014 and 2013, undisbursed funds from approved lines of credit under a homeowners’ equity lending program totaled $6,721,000 and $6,619,000, respectively. Interest rates are either fixed (ranging from 7.550% to 7.625% at September 30, 2014) or variable, based on the prime rate or prime minus 25 basis points adjusted on a monthly basis (ranging from 2.00% to 5.25% at September 30, 2014). At September 30, 2014 and 2013, unused overdraft protection and commercial lines of credits were $4.0 million and $4.6 million, respectively. Unless specifically cancelled by notice from the Company, these funds represent firm commitments available to the respective borrowers on demand.

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

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2014 and 2013 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)
September 30, 2014
Securities available for sale:
U.S. Government Agencies	$19,573	$—	$19,573	$—
Corporate bonds	4,417	—	4,417	—
Municipal bonds	3,789	—	3,789	—
Mortgage-backed securities	11,586	—	11,586	—

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)
September 30, 2013
Securities available for sale:
U.S. Government Agencies	$18,826	$—	$18,826	$—
Corporate bonds	4,306	—	4,306	—
Municipal bonds	3,727	—	3,727	—
Mortgage-backed securities	13,561	—	13,561	—

For financial assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy at September 30, 2014 and 2013 are summarized below:

Description	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)
September 30, 2014
Impaired loans	$1,908	$—	$—	$1,908
Other real estate owned	183	—	—	183

September 30, 2013
Impaired loans	$—	$—	$—	$—

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs were used to determine fair value:

(Dollars in thousands)
September 30, 2014	Fair value estimate	Valuation techniques	Unobservable input	Range	Weighted average
Impaired loans	$1,908	Appraisals (1)	Liquidation expenses (2)	4.02% to 5.67%	4.84%

Other real estate owned	183	Appraisals (1)	Liquidation expenses (2)	6.0%	6.0%

1)	Fair value is generally determined through discounted independent appraisals of the underlying collateral less any loan related liquidation expenses.
2)	Includes estimated liquidation expenses by borrower.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at September 30, 2014 and 2013:

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

Commitments to Extend Credits. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, was not considered material at September 30, 2014 or 2013.

The carrying amounts and estimated fair values of financial instruments at September 30, 2014 are summarized as follows:

Description	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
			(In thousands)
September 30, 2014
Financial assets:
Cash and cash equivalents	$3,147	$3,147	$3,147	$—	$—
Securities available-for-sale	39,365	39,365	—	39,365	—
Loans held for sale	349	349	—	349	—
Loans receivable	223,786	221,189	—	—	221,189
Accrued interest receivable	925	925	—	925	—
Financial liabilities:
Deposits	226,782	217,765	—	217,765	—
FHLB-NY advances	18,950	20,976	—	20,976	—
Accrued interest payable	109	109	—	109	—

Description	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
			(In thousands)
September 30, 2013
Financial assets:
Cash and cash equivalents	$2,477	$2,477	$2,477	$—	$—
Securities available-for-sale	40,420	40,420	—	40,420	—
Loans held for sale	337	337	—	337
Loans receivable	207,996	224,884	—	—	224,884
Accrued interest receivable	954	954	—	954	—
Financial liabilities:
Deposits	212,312	213,595	—	213,595	—
FHLB-NY advances	19,889	20,976	—	20,976	—
Accrued interest payable	130	130	—	130	—

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

Note 18—Parent Only Financial Information

The following are the financial statements of the Company (Parent only) as of and for the years ended September 30, 2014 and 2013.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	September 30,
	2014	2013
Assets
Cash and cash equivalents	$398	$844
Investment in Bank	21,775	20,318
ESOP loan receivable	1,487	1,509
Other assets	295	154

Total assets	$23,955	$22,825

Liabilities and stockholders’ equity
Other liabilities	$79	$90
Stockholders’ equity	23,876	22,735

Total liabilities and stockholders’ equity	$23,955	$22,825

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended September 30,
	2014	2013
Interest income	$121	$122
Equity in income of Bank	843	873
Provision for loan losses	0	72
Other non-interest expenses	435	92

Income before income tax (benefit)	529	831
Income tax (benefit)	(128)	(108)

Net income	657	939
Preferred stock dividends	90	33

Net income attributable to common shareholders	$567	$906

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended September 30,
	2014	2013
Cash flows from operating activities:
Net income	$657	$939
Equity in (income) of Bank	(843)	(873)
Provision for loan losses	0	72
(Increase) decrease in other assets	(180)	91
Decrease in other liabilities	(12)	(279)

Net cash (used by) operating activities	(378)	(50)

Cash flows from investing activities:
Capital contribution to Bank	0	(1,455)
Net decrease in loan receivable	0	569
Decrease in ESOP loan receivable	22	21

Net cash provided by (used by) investing activities	22	(865)

Cash flows from financing activities
Proceeds of sale of preferred stock	0	1,455
Dividend on preferred stock	(90)	(33)

Net cash (used by) provided by financing activities	(90)	1,422
Net (decrease) increase in cash and cash equivalents	(446)	507
Cash and cash equivalents—beginning of period	844	337

Cash and cash equivalents—end of period	$398	$844

Note 19—Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, and their immediate families (commonly referred to as “related parties”), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-related parties. These persons were indebted to the bank for loans totaling $3.96 million at September 30, 2014 and $2.47 million September 30, 2013, respectively. During the year ended September 30, 2014, $1.58 million of new loans were made to and $92 thousand of repayments were made by related parties. During the year ended September 30, 2013, $3.5 million of new loans were made and $1.3 million of repayments were made.